Exhibit 99.1

Manulife Financial

For your future™

2010 Annual Report

ANNUAL MEETING – MAY 5, 2011

For your future
strong
reliable
trustworthy
forward-thinking

MANULIFE FINANCIAL CORPORATION

Our Vision

To be the most professional financial services organization in the world, providing strong, reliable, trustworthy and forward-thinking solutions for our clients' most significant financial decisions.

Our Values

P rofessionalism
R eal Value to Customers
I ntegrity
D emonstrated Financial Strength
E mployer of Choice

Table of Contents

2 Chair of the Board's Message
4 CEO's Message to Shareholders
10 Management's Discussion and Analysis
77 Consolidated Financial Statements
89 Notes to Consolidated Financial Statements
176 Source of Earnings
178 Embedded Value
180 Board of Directors
181 Company Officers
182 Office Listings
183 Glossary
Shareholder Services

Manulife Financial –

2010 Adjusted Earnings from Operations[1] by Major Operating Divisions

C$2,400 million
(excludes Corp. & Other ($286 mil) and FX adjustments ($185 mil))
8%
30%
32%
30%
Asia
Canada
U.S.
Reinsurance

Manulife Financial is a leading Canadian-based financial services group serving millions of clients in 22 countries and territories worldwide. For more than 120 years, clients have looked to Manulife for their most significant financial decisions.

Manulife Financial has a significant global presence operating in the world's largest economies, with internationally recognized brands which have stood for financial strength and integrity for more than a century.

We have four major operating divisions – Asia, Canada, U.S. and Reinsurance. The bulk of our Adjusted Earnings from Operations is generated by Asia, Canada and the U.S., with each contributing about a third.

In Asia

C$719M
(30%)

In Canada

C$718M
(30%)

In the United States

C$781M
(32%)

[1] Non-GAAP measure. See "Performance and non-GAAP" measures on page 73.
[2] Market Capitalization as of December 31, 2010.
[3] "Targeted Growth Products" in Insurance exclude Universal Life with No-Lapse Guarantees, Guaranteed Non-Par Whole Life and Long-Term Care insurance in the U.S., which collectively are referred to as "Products not targeted for growth"
[4] "Targeted Growth Products" in Wealth Management exclude Variable Annuities across all geographies and ook Value an International, Diversified Business

Our international network of employees, agents and distribution partners offer financial protection and wealth management products and services. These products and services include individual life insurance, group life and health insurance, long-term care services, group retirement, annuities, mutual funds and banking products. We provide asset management services to institutional customers worldwide and offer reinsurance solutions, specializing in life and property and casualty retrocession.

- 2nd largest North American Insurer[2]
- 7th largest Global Insurer[2]
- Operating in 22 Countries and Territories
- Founded in 1887
- 24,819 Employees Worldwide

C$ millions, unless stated and per share data	2010	2009	% change[7]
Funds under Management[1] (billion)	$475.2	$439.6	11.3%
Insurance Sales[1]			
Targeted Growth Products[3]	$2,048	$1,766	20.3%
Products Not Targeted for Growth[3]	$482	$591	(9.1%)
Wealth Management Sales[1]			
Targeted Growth Products[4]	$27,376	$23,785	23.3%
Products Not Targeted for Growth[4]	$6,735	$13,221	(45.5%)
Net income (loss) excl. investment and market related experience gains[1,6]	$2,857	$2,969	(3.8%)
Net income (loss) to common shareholders	($470)	$1,338	–
Earnings (loss) per common share	($0.27)	$0.82	–
Return on Common Shareholder Equity	(1.8%)	5.2%	–
Book Value per Share[1]	$14.23	$15.59	(8.7%)

- Products and Services
  - Individual life insurance
  - Group life and health
  - Hospital coverage
  - Mutual funds
  - Variable annuities
  - Group retirement
- Operating in 10 countries and territories
- Started Asia Operations in 1897

- 6,588 Employees
- 42,576 Agents
- Sales Rank Data[5]
  - #2 Hong Kong Group Retirement
  - #3 China Insurance
  - #3 Vietnam Insurance
  - #5 Philippines Insurance
  - #6 Japan Variable Annuities
  - #8 Singapore Insurance
  - #8 Hong Kong Insurance
  - #8 Indonesia Insurance

C$ millions, unless stated	2010	2009	% change[7]
Funds under Management[1] (billion)	$67.7	$57.2	16.3%
Insurance Sales[1]			
Targeted Growth Products[3]	$1,066	$778	43.3%
Products Not Targeted for Growth[3]	–	–	–
Wealth Management Sales[1]			
Targeted Growth Products[4]	$3,177	$2,505	32.3%
Products Not Targeted for Growth[4]	$1,353	$1,784	(16.2%)
Net income (loss) excl. investment and market related experience gains[1]	$879	$1,123	(21.7%)

- Products and Services
  - Individual life insurance
  - Living benefits insurance
  - Group life and health
  - Mutual funds
  - Variable & fixed annuities
  - Guaranteed investment certificates
  - Group retirement
  - High interest savings accounts
  - Mortgages
  - Investment loans

- Founded in 1887
- 8,063 Employees
- Sales Rank Data[5]
  - #1 Group Retirement
  - #1 Individual Fixed Annuities
  - #2 Individual Insurance
  - #2 Individual Segregated Funds
  - #3 Group Benefits

C$ millions, unless stated	2010	2009	% change
Funds under Management[1] (billion)	$113.6	$102.7	10.6%
Insurance Sales[1]			
Targeted Growth Products[3]	$657	$634	3.6%
Products Not Targeted for Growth[3]	–	–	–
Wealth Management Sales[1]			
Targeted Growth Products[4]	$7,606	$7,313	4.0%
Products Not Targeted for Growth[4]	$2,539	$3,307	(23.2%)
Net income (loss) excl. investment and market related experience gains[1]	$1,045	$1,071	(2.4%)

- Products and Services
  - Individual life insurance
  - Individual & group long-term care
  - Mutual funds
  - Variable & fixed annuities
  - 529 College Savings plans
  - 401(k) Retirement Savings plans
- Manulife started U.S. operations in 1903

- John Hancock was founded in 1862, and merged with Manulife in 2004
- 6,178 Employees
- Sales Rank Data[5]
  - #1 Small Case 401(k)
  - #4 Fixed Products
  - #4 Individual Life Insurance
  - #5 Mutual Funds
  - #10 Variable Annuities

C$ millions, unless stated	2010	2009	% change[7]
Funds under Management[1] (billion)	$260.8	$244.0	12.5%
Insurance Sales[1]			
Targeted Growth Products[3]	$325	$354	1.0%
Products Not Targeted for Growth[3]	$482	$591	(10.5%)
Wealth Management Sales[1]			
Targeted Growth Products[4]	$16,593	$13,967	30.3%
Products Not Targeted for Growth[4]	$2,843	$8,130	(60.4%)
Net income (loss) excl. investment and market related experience gains[1]	$1,046	$1,005	4.1%

Fixed Deferred Annuities in the United States, which collectively are referred to as "Products not targeted for growth"

5 Sales Rank data: See "Manulife Financial – Financial Strength Fact Sheet" and "John Hancock Fact Sheet" for further disclosures, both available at manulife.com.

7 Percent change for Funds Under Management and sales of insurance and wealth management are presented on a constant currency basis.

2010 Annual Report	1

Chair of the Board's Message

strong
reliable

TO MY FELLOW SHAREHOLDERS:

Over the past year, Manulife Financial has continued its significant strategic repositioning to reduce potential risks, accelerate the growth of selected business franchises and cultivate new revenue streams. Against this backdrop, the Company posted a net loss of $391 million in 2010. This loss included more than $3 billion of charges including a goodwill impairment charge, related to our repositioning, and actuarial reserve strengthening.

While this negative return did not meet the expectations of shareholders, the Board or the Company, we saw evidence in 2010 that Manulife's strategy is starting to yield the desired results in targeted markets and product areas. For example, we reported strong adjusted earnings from operations of $2,871 million reflecting contributions from each of our three main operating divisions and strong sales in products targeted for growth.

The Board's oversight in 2010 focused on ensuring Manulife was effectively reallocating capital to higher return lines of business and successfully managing risk, capital and its hedging program. Successful execution of these actions is intended to contribute to a consistent increase in long-term shareholder value.

As detailed in the Company's Investor Day last November, Manulife is committed to reaching its 2015 financial objectives: net income of $4 billion and a shareholders' return on equity of 13%.[1]

DEPLOYING CAPITAL TO HIGHER RETURN BUSINESSES

Manulife continues to deliver positive growth in targeted high return businesses and markets. Last October, we held our first Board meeting in mainland China, signifying the strategic importance of Asia to our future. While in China we met with Manulife's partners, agents and employees, and held discussions with Chinese and Canadian officials. One of these meetings was with the management of Manulife TEDA, the Chinese wealth management joint venture created through our 2010 acquisition of 49 per cent of an existing fund management company. The asset management industry in China is expected to hit $1 trillion in funds under management by 2014, and we believe Manulife TEDA is well positioned to expand its presence in this fast growing market.

2	2010 Annual Report

In China we welcomed to the Board Joseph Caron, former Canadian Ambassador to the People's Republic of China and Japan, and Canadian High Commissioner to the Republic of India. Earlier in the year we appointed to the Board another executive with business connections in Asia, Teck Resources Chief Executive Officer Donald Lindsay. Together they bring extensive knowledge of the region that will help inform Manulife's growth strategy in Asia in the coming years.

> *"We reported strong adjusted earnings from operations of $2,871 million reflecting contributions from each of our three main operating divisions and strong sales in products targeted for growth."*

We also continued to build on our franchises in insurance and wealth management in Canada and the U.S. in 2010. For example, in Canada we saw strong individual insurance sales and record mutual fund sales. Manulife's U.S. wealth management businesses also saw record mutual fund sales, and total wealth funds under management reached their highest ever quarter-end level. These examples help demonstrate that our strategy is beginning to show results in these important markets. A more detailed description of Manulife's performance across its key geographies and lines of business can be found in our Chief Executive Officer's message to shareholders on the following page.

RISK MANAGEMENT, HEDGING AND CAPITAL ADEQUACY

Reducing potential risk exposures and minimizing existing risks remains a top priority for the Board. In 2010 the Board separated the audit and risk management oversight functions into two separate committees, the Audit Committee and the Risk Committee. The new Risk Committee and the Board monitor quarterly progress against specific risk reduction targets.

Over the course of the year, Manulife decreased the net income impact of a 10 per cent decline in the market value of equity funds by $500 million. The Company also significantly decreased its interest rate exposure, reducing the earnings impact of a one per cent decrease in interest rates by $400 million.

In the fourth quarter management took advantage of market conditions to accelerate Manulife's hedging program. We recognized at the time that investors would vary in their views on whether we should reduce our earnings sensitivity and exposures or reap the benefits of potentially buoyant equity markets in the future. We decided that accelerating our hedging was the right decision for the Company.

On the capital front, The Manufacturers Life Insurance Company, Manulife's key operating subsidiary, ended 2010 with a strong Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio of 249 per cent. This reflected a nine percentage point improvement over 2009. When combined with the significant progress made in reducing interest rate and equity market sensitivities, this capital level provides a substantial cushion to potentially adverse market conditions.

RECOGNIZING KEY CONTRIBUTORS

Thomas Kierans retired from the Board at the end of 2010 after 21 years of service. Pierre Ducros and Gordon Thiessen will both reach the Board specified retirement age by the 2011 Annual Meeting, and thus their tenure on Manulife's Board will also come to an end after 12 and 9 years, respectively. The Board thanks each of these retiring members for their exemplary contributions to Manulife. I would also like to acknowledge the contributions of all our Board members in 2010; their judgments and strategic insights into business and policy discussions significantly enhanced Board decisions.

The Board would also like to recognize our Chief Executive Officer, Donald Guloien, who has ably led the management team and Manulife employees during this important phase of its repositioning. The Board understands the focused leadership and intense effort on the part of many required to produce the foundation for long-term increases in shareholder returns, and is pleased with the progress made to date.

GAIL COOK-BENNETT
Chair of the Board

[1] See "Caution regarding forward-looking statements" on page 8 and "Key Planning Assumptions and Uncertainties" on page 72 of Management's Discussion and Analysis.

2010 Annual Report	3

Message to Shareholders from the CEO

trustworthy
forward-thinking

At Manulife, we reflect on the importance of being strong, reliable, trustworthy and forward-thinking. Whether we are reviewing our past or planning our future, we must remain true to these fundamental attributes.

DELIVERING ON THE STRATEGIC PLAN

In 2010, we maintained our focus on the execution of our strategy, with five key elements which are: to grow and diversify our business; to maintain strong capital and financial strength; to manage risk by reducing equity market and interest rate sensitivity; to improve return on shareholders' equity (ROE); and to continue to offer a quality value proposition for clients. By achieving these, our goal is to create sustainable, high-quality earnings that lead to a higher and more certain long-term value for our clients and shareholders alike.

4	2010 Annual Report

We are confident that our strategy is the right one. At the same time, we also understand that some essential actions such as re-balancing our product mix, raising prices and recognizing long-term trends in morbidity come at a cost. In 2010, these actions led to a goodwill impairment charge and strengthening of reserves, which were key contributors to the full year loss of $391 million. Excluding these and other notable items, we would have recorded earnings of $2.87 billion for the full year. Our 2010 financial result should therefore be understood in the context of a year of important achievements.

Grow and diversify our business.

Overall sales of insurance products targeted for growth were up 20 per cent from 2009. Sales of wealth products targeted for growth were up 23 per cent from 2009.

We achieved record sales results across our business divisions:

In Asia, insurance sales were up 43 per cent compared to 2009 and achieved a record $1,066 million over the year. Our agency sales force increased by 7,000 to more than 42,000, and we made important headway in bancassurance, managing general agency and other important channels. Sales of wealth management products targeted for growth increased 32 per cent.

In Canada, we experienced broad-based sales success, including record sales in individual life and travel insurance and record deposits in Manulife mutual funds, which at $1.4 billion almost tripled 2009 levels. Manulife Bank posted a seven per cent year-over-year increase in new loan volumes.

In the United States, we had record sales of $9.7 billion of mutual funds. Overall, the U.S. Division demonstrated solid progress in repositioning the U.S. insurance business and growing wealth sales. Record sales results were achieved in mutual funds and John Hancock Retirement Plan Services. This was supported by John Hancock Lifestyle portfolios which reached their highest level of assets under management of US$72 billion as of December 31, 2010.

As at December 31, 2010, Manulife Asset Management managed $209 billion for internal and external clients and delivered solid returns, as evidenced by the 48 Four and Five Star Morningstar rated funds it manages globally.[1]

These results reflect our position as a strong, diversified international company capable of driving revenue growth across multiple lines of business.

Maintain strong capital and financial strength.

Our Company's financial strength is very robust. The balance sheet has been augmented through reserve strengthening, our exposure to equity markets and interest rates has been diminished, and our capital levels have been increased. An important measure of that is our Minimum Continuing Capital and Surplus Requirements ("MCCSR") ratio of our key operating subsidiary which finished the year at 249 per cent, up nine points in the year, and significantly, with much less exposure to market risk.

We also maintained favourable credit and other investment experience.

> *"We took significant steps to further decrease our sensitivity of shareholders' net income and capital to movements in equity markets and interest rates."*

Manage risk.

We took significant steps to further decrease our sensitivity of shareholders' net income and capital to movements in equity markets and interest rates. This was achieved through substantial shifts in our business mix, and substantial increases in our hedging activity towards year end 2010 (and continuing into early 2011).

At year end we had hedged 50 per cent of our underlying earnings sensitivity to equity markets, up from nine per cent at the end of 2009 and reduced our earnings sensitivity to a 10 per cent decline to $0.7 billion at year end 2010 as compared to $1.2 billion sensitivity at year end 2009. We are significantly ahead of our plan to reduce our sensitivity to equity markets.

At the end of 2010, our sensitivity to a one per cent decrease in interest rates had declined to $1.8 billion from $2.2 billion at the previous year end. This is solid progress toward our interest rate sensitivity goals of $1.65 billion and $1.1 billion by 2012 and 2014, respectively.

2010 Annual Report	5

Improve return on shareholders' equity.

The rebalancing of our product mix, repricing of products and de-risking measures are intended to result in improved, high-quality returns for shareholders in the long-term.

Offer a quality value proposition for clients.

We continue to offer excellent products and service, accompanied by excellent advice and financial strength.

Our success in delivery was demonstrated by a number of awards for customer service and outstanding investment results for clients.

The launch of a new Manulife branding program in 2010 reminds our customers, employees, and distributors of the qualities we bring to the market: strong, reliable, trustworthy and forward-thinking – complementing the highly successful John Hancock branding efforts in the United States.

THE WAY FORWARD

These results demonstrate considerable progress, but more importantly, position us for achievements over the next five years.

We plan to accelerate growth in our Asian businesses, where economic growth and growth of the middle classes provide the greatest opportunity for increasing earnings, and high return capital deployment. In Canada, we will grow and expand our highly successful and diversified suite of financial services. We anticipate, in particular, significant growth in the Wealth Management businesses. In the U.S., we are managing through a focused transformation. We are targeting high growth in fee-based business such as John Hancock Retirement Plan Services' 401(k) business, and the Mutual Fund business. We expect continued growth in our U.S. Life Insurance business.

Our objective is to grow our earnings to $4 billion by 2015.[2] Through the hedging and product re-balancing activities, we also plan for our earnings stream to be more stable.

We intend to maintain capital levels sufficient to more than meet policyholder obligations under a range of highly adverse scenarios, and to support strong financial strength ratings. Solid capital levels will also help to support organic and strategic growth opportunities available to stronger and more conservative companies. We also believe that global regulators will continue to favour higher levels of capital.

"I believe that in 2011 our results will continue to reflect further progress on our strategy and toward our ultimate goals."

We will continue to shift our business mix to more fee and spread-oriented products and away from products that contain higher-than-desired equity and interest rate risk. We plan to shift capital to higher return applications. We also intend to continue to hedge or reinsure exposures to further reduce capital and earnings at risk.

We intend to improve return on equity to 13 per cent by 2015.[2] While we would like to achieve this sooner, we have capital invested in businesses that are not performing as well as we wish. We have made important changes to our capital allocation and have, for some time, been pricing all products and strategic investments with a target in excess of 14 per cent. In many cases, we price far in excess of that target. The steady growth of new business priced for higher returns will be reflected in growth of return on equity over time.

We will continue to offer a quality value proposition to clients. Providing products and services to ensure a high level of client satisfaction is a core mandate for our Company. Our success in doing so is crucial to our overall success. In this case, that means delivering solutions that address our clients' most significant financial decisions.

6	2010 Annual Report

As we plan our growth, we remain alert for opportunities for acquisitions in addition to our plans to grow our existing businesses.

We will also continue to monitor regulatory changes stemming from global initiatives including Basel III, Solvency II and International Financial Reporting Standards (IFRS). At this time, it is too early to know the full impact or outcome of the International Accounting Standards Board (IASB) recent Exposure Draft. We are committed, with our insurance colleagues in Canada and around the world, to continuing to work with the IASB with the goal of arriving at standards that will improve and strengthen our system and avoid unintended consequences.

I believe that in 2011 our results will continue to reflect further progress on our strategy and toward our ultimate goals. In our ongoing efforts to do so, I am grateful for the tremendous support and wise counsel that management and I receive from Manulife's Board of Directors, and especially our Chair, Gail Cook-Bennett.

I am similarly appreciative and proud of the integrity, professionalism and dedication of our senior executives. As we executed our strategy in 2010, we counted on our senior team to be forward-thinking in their behavior, and they responded with customary effectiveness and enthusiasm. I also want to thank and acknowledge our employees, distribution partners and all of Manulife's policyholders and clients in many countries around the world.

In particular, I thank our shareholders for your continued trust, support and confidence. Together we will build a future that reflects the continuing strengths of Manulife – in a way that benefits all of our stakeholders.

DONALD A. GULOIEN
President and Chief Executive Officer

Priorities	Performance Objectives
Growth	■ Increase Net Income to $4 billion in 2015
Maintain strong capital/ financial strength	■ Maintain capital levels that are adequate to meet policyholder obligations and to support strong financial strength ratings
Improve ROE	■ Improve ROE to 13% by 2015 (objective pending further clarity on evolving capital rules) ■ Products and strategic investments generally being made at >14% target
Manage risk	■ Shift business mix away from products containing higher risk (particularly interest and/or equity risk) without clearly adequate return ■ Hedge or reinsure exposures to reduce capital and earnings at risk
Continue to offer a quality value proposition to clients	■ Continue to deliver on solutions for our clients' most significant financial decisions

[1] For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund's monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

[2] See "Caution regarding forward-looking statements" on page 8 and "Key Planning Assumptions and Uncertainties" on page 72 of Management's Discussion and Analysis.

2010 Annual Report	7

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2015 management objectives for net income and ROE and management objectives with respect to hedging equity markets and interest rate risks. The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2015 management objectives for net income and ROE, the assumptions described under “Key Planning Assumptions and Uncertainties” and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties”; general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate non-fixed income assets to back our long dated liabilities; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

8	2010 Annual Report

2010 Manulife Financial Corporation

Annual Report

10	Management’s Discussion and Analysis
	10	2010 Financial Performance
	19	Performance by Division
	36	Risk Management
	58	Capital Management Framework
	60	Credit Ratings
	61	Critical Accounting and Actuarial Policies
	71	Controls and Procedures
	71	Additional Disclosures

77	Consolidated Financial Statements

89	Notes to Consolidated Financial Statements

176	Source of Earnings

178	Embedded Value

180	Board of Directors

181	Company Officers

182	Office Listing

183	Glossary of Terms

Shareholder Information

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisition and growth.

As at December 31, 2010, Manulife Financial had capital of C$31.2 billion, including C$25.3 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Rating Agency	Rating
Standard and Poor’s	AA-	4th of 21 ratings
Moody’s	A1	5th of 21 ratings
FitchRatings	AA-	4th of 21 ratings
DBRS	IC-1	1st of 6 ratings
A.M. Best	A+	2nd of 15 ratings

2010 Annual Report	9

Management’s Discussion and Analysis

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 22 countries and territories worldwide. We provide financial protection and wealth management products and services, to individual and group customers in Canada, the United States and Asia. These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities, mutual funds and banking products. We offer reinsurance services, specializing in life retrocession and property and casualty reinsurance and provide investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

The Company operates in Canada and Asia through the brand name “Manulife Financial” and in the United States primarily through the brand name “John Hancock”.

In this document, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

2010 Highlights

Over the last few years, the Company has focused on strategic actions to reduce earnings sensitivity to equity markets and interest rates, rebalance business mix in order to improve both future earnings growth and return on equity, and to strengthen capital. In 2009, we took important steps by strengthening regulatory capital, expanding certain risk reduction initiatives and reallocating resources to products targeted for growth. At the same time, we began overhauling products with less attractive earnings and risk profiles.

In 2010, we made significant progress in positioning the Company for growth. We continued to diversify our businesses, achieved growth in targeted areas, reduced sensitivities to equity markets and interest rates, and strengthened our capital position.

A net loss attributed to shareholders of $391 million was recorded for 2010 as a result of over $3 billion of charges for goodwill impairment and changes in actuarial methods and assumptions from actions such as re-balancing our product mix, raising prices and recognizing long-term trends in morbidity. While these actions came at a cost, they also strengthened our balance sheet and reserves.

Full year adjusted earnings from operations1 was $2,871 million and while changes in equity markets and interest rates created significant volatility in the 2010 quarterly results, on a full year basis, the gains and losses from equity markets, interest rates and other investment experience netted to a loss of $137 million. In our 2009 Annual Report, we estimated the quarterly adjusted earnings from operations would be between $700 million to $800 million in 2010 based on currency rates in effect at June 30, 2009. Under Canadian securities rules, the Company is no longer required to report on adjusted earnings from operations in 2011. We will continue to report on net income excluding the direct impact of equity markets and interest rates, as well as highlight other material items. The following table reconciles adjusted earnings from operations to our 2010 reported net income and also reconciles net income excluding the direct impact of equity markets and interest rates2 to our 2010 reported net income.

[1]	Adjusted earnings from operations is a non-GAAP measure. See “Performance and non-GAAP Measures” below.
[2]	Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and non-GAAP Measures” below.

For the year ended December 31, 2010 (C$ millions)	Gain (loss)
Reported net loss attributed to shareholders	$(391)
Less the direct impact of higher equity markets and lower interest rates on:
Variable annuity guarantee liabilities that are not dynamically hedged(1),(2)	$(34)
General fund equity investments supporting policy liabilities and on fee income(1),(2)	133
Macro equity hedges, excluding expected cost(3)	(48)
Fixed income re-investment assumptions used in the determination of policy liabilities(2)	(1,293)
Net gains realized on the sale of bonds classified as available-for-sale (“AFS”)	570
Total direct impact of equity markets and interest rates(4)	$(672)
Net income excluding the direct impact of equity markets and interest rates	$281
Less other notable items
Refinements in actuarial methods and assumptions	(2,072)
Impairment of goodwill related to repositioning of U.S. Insurance	(1,039)
Losses on variable annuity business that is dynamically hedged(1),(2),(4)	(176)
Other favourable investment experience(2),(4)	711
Tax related gains on closed tax years, net of provisions for lease transactions of $99	166
Net policyholder experience gains	44
Change in accounting policy for deferred acquisition costs in the Hong Kong pension business	(39)
Changes in currency rates(5)	(185)
Total other notable items	$(2,590)
Adjusted earnings from operations	$2,871

10	2010 Annual Report

(1)

Adjusted earnings from operations exclude the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.

(2)

As outlined in our accounting policies, policy liabilities represent our estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(3)

The total cost of macro equity hedges entered into late in the fourth quarter was $82 million and includes a $34 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions. The estimated expected cost of these hedges was included in net income excluding the direct impact of equity markets and interest rates as well as in adjusted earnings from operations. The $48 million difference was reported as a direct impact of equity markets and was excluded from adjusted earnings from operations.

(4)	Included in the gains and losses from equity markets, interest rates and other investment experience which netted to a loss of $137 million for the year ended December 31, 2010.

(5)

Adjusted earnings from operations exclude the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount. Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $0.9946 as at December 31, 2010.

Both reported net income (loss) attributed to shareholders and adjusted earnings from operations for the full year 2010 were balanced across our three major operating divisions.

For the year ended December 31, 2010 (C$ millions)	Reported net income (loss) attributed to shareholders	Adjusted earnings from operations(1)
Asia Division	$623	$719
Canadian Division	950	718
U.S. Division	759	781
Reinsurance, Corporate and Other Divisions excluding items below	388	468
	$2,720	$2,686
Currency adjustment(2)		185
Changes in actuarial methods and assumptions and third quarter goodwill impairment	(3,111)	Not applicable
Total	$(391)	$2,871

(1)	The divisional results reported under adjusted earnings from operations are before the allocation of earnings on surplus.

(2)	Impact of changes in currency rates from June 30, 2009 when adjusted earnings from operations was defined.

In comparison, in 2009 net income attributed to shareholders was $1,402 million. Notable items included the unfavourable impact of lower interest rates, credit and downgrade charges, the decline in value of real estate, timber and agriculture holdings, and charges for changes in actuarial methods and assumptions partially offset by the favourable impact of the increase in equity markets and tax items. After adjusting for the notable items, adjusted earnings from operations in 2009 was the same as in 2010 at $2,871 million. Adjusted earnings from operations in 2010 included higher earnings from a larger in-force business but this was offset by the impact of lower interest rates on new business and increased hedging costs.

Sales3 as well as premiums and deposits4 (“P&D”) were in line with our strategy of accelerating the growth of products that have favourable return on capital and with lower risk profiles while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed. To measure progress on these goals, we separately report on the sales and P&D of product lines we are targeting to grow from those that are not targeted for growth.

Sales5

Total Company insurance sales for products we are targeting to grow (all insurance products in Asia and Canada, and insurance products in the U.S. other than universal life products with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care products) exceeded $2 billion, a 20 per cent increase over 2009.

■	In Asia, sales were US$1.0 billion, an increase of 43 per cent over 2009, with seven of our businesses achieving record full year sales results.

■

Canadian Division Individual Insurance also had a record year with annual sales increasing 12 per cent from 2009 levels. Group Benefits’ sales in Canada were slightly below 2009 levels with momentum in the small case market building throughout the year.

■

In the U.S. Insurance segment, we are continuing to reposition the business to adapt to the low interest rate environment and focus on the business mix favouring higher return and more capital efficient products. Insurance sales of products we are targeting to grow were US$0.3 billion, an increase of one per cent over 2009.

Total Company insurance sales of products not targeted for growth (the U.S. products outlined above) totaled $482 million for the year, a year over year decline of nine per cent.

[3]	Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

[4]	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

[5]	Growth in sales is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2010 Annual Report	11

Total Company wealth sales for products we are targeting to grow (all wealth products except variable annuity (“VA”) and book value fixed deferred annuity products) were $27.4 billion, a 23 per cent increase over 2009.

■	In the U.S., sales were US$16.2 billion and represented an increase of 30 per cent over 2009 driven by a 48 per cent growth in mutual fund sales.

■

In Canada, retail (individual) sales of $6.7 billion represented an increase of 11 per cent over 2009 as strong mutual fund sales and increased bank volumes were partially offset by lower sales of fixed products. Group Retirement Solutions increased its new business market share in its target market defined contribution segment, however sales of $0.9 billion were 29 per cent lower than sales in 2009, reflecting reduced activity across the industry.

■

In Asia, wealth sales for products we are targeting to grow were $3.1 billion, an increase of 32 per cent over 2009. The increase was driven by the acquisition of a fund management company in China and new product launches in Indonesia and Japan, partially offset by lower money market sales in Taiwan (a product we repositioned early in 2009).

Full year 2010 sales of wealth products not targeted for growth totaled $6.7 billion, a year over year decline of 46 per cent on a constant currency basis.

Sales(1)

For the years ended December 31,

(C$ millions)	2010	2009	2008
Insurance products targeted for growth	$2,048	$1,766	$1,844
Insurance products not targeted for growth(2)	482	591	496
Wealth products targeted for growth	27,376	23,785	23,640
Wealth products not targeted for growth (variable annuities and book value deferred fixed annuities)	6,735	13,221	19,900

(1)	Sales amounts are stated in Canadian dollars, whereas sales growth rates quoted above are on a constant currency basis.
(2)	JH Life universal life with lifetime no-lapse guarantees and guaranteed non-par whole life products as well as products in JH Long-Term Care.

P&D6:

Total Company P&D for insurance products we are targeting to grow increased to $17.8 billion in 2010, an increase of four per cent over 2009. The increase was 16 per cent in Asia, two per cent in Canada and one per cent in the U.S.

P&D for insurance products we are not targeting to grow declined 17 per cent to $3.9 billion.

P&D for wealth products we are targeting to grow increased to $36.7 billion in 2010, an increase of 13 per cent over 2009. For reasons similar to sales, the increase was 22 per cent in the U.S., 25 per cent in Asia and six per cent in Canada.

P&D for wealth products we are not targeting to grow (variable annuities and book value deferred fixed annuities) declined 46 per cent from 2009 to $6.7 billion in 2010.

Premiums and deposits

For the years ended December 31,

(C$ millions)	2010	2009	2008
Insurance products targeted for growth	$17,811	$17,747	$16,783
Insurance products not targeted for growth(1)	3,880	5,205	3,340
Wealth products targeted for growth	36,676	35,143	35,888
Wealth products not targeted for growth (variable annuities and book value deferred fixed annuities)	6,694	13,175	19,739
Total premiums and deposits	$65,061	$71,270	$75,750

(1)	JH Life universal life with lifetime no-lapse guarantees and guaranteed non-par whole life products as well as products in JH Long-Term Care.

Total funds under management7 as at December 31, 2010 were $475.2 billion, an increase of $35.6 billion over December 31, 2009. Contributing to the increase were $40.9 billion related to investment returns, $9.8 billion of net positive policyholder cash flows and $2.0 billion of senior and medium term notes issued. These items were partially offset by $13.9 billion due to the strengthening of the Canadian dollar and $3.2 billion of expenses, commissions, taxes and other movements.

Funds under management

As at December 31,

(C$ millions)	2010	2009	2008
General fund	$199,448	$187,470	$187,501
Segregated funds held by policyholders(1),(2)	198,972	190,665	164,807
Mutual and other funds(1),(2),(3)	76,763	61,482	52,199
Total funds under management	$475,183	$439,617	$404,507

(1)	Segregated fund assets, mutual fund assets and other funds are not available to satisfy the liabilities of the Company’s general fund.

(2)	As at December 31, 2010, we transferred $6,614 million from segregated funds to mutual funds resulting from a restructuring of our Hong Kong pension business.

(3)	Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

[6]	Growth in P&D is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
[7]	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

12	2010 Annual Report

In 2010, we refined our risk reduction plans in order to further reduce our exposure to public equity risk and interest rate risk through a combination of time-scheduled and market-trigger based actions. The refined plans established a goal of executing additional hedges so that approximately 60 per cent of our underlying earnings sensitivity8 to equity market movements is offset by hedges by the end of 2012 and approximately 75 per cent of our underlying earnings sensitivity to equity markets is offset by hedges by the end of 2014. In addition, we expect to take actions that would further reduce our interest rate exposures, as measured by the sensitivity of net income attributed to shareholders to a 100 basis point parallel decline in interest rates, to $1.65 billion by the end of 2012 and $1.1 billion by the end of 2014.

As at December 31, 2010, approximately 50 per cent of our underlying earnings sensitivity to equity market movements was offset by hedges compared to nine per cent at the end of 2009. In the fourth quarter of 2010, we implemented a new macro equity risk hedging strategy designed to mitigate public equity risk arising from variable annuities (“VAs”) not dynamically hedged and from other products and fees and during 2010 added $19 billion of in-force guarantee value to our variable annuity guarantee dynamic hedging strategy. By December 31, 2010, approximately 55 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 35 per cent at December 31, 2009.

To reduce interest rate risk, we lengthened the duration of our fixed income investments in both our liability and surplus segments by investing cash and trading shorter term bonds for longer term bonds. These actions, partially offset by the declines in interest rates and updates to policyholder liability assumptions during the year, contributed to a net reduction in the sensitivity of our net income attributed to shareholders to declines in interest rates, as measured by a 100 basis point parallel decline, to $1.8 billion compared to $2.2 billion at December 31, 2009.

Other risk reduction actions taken in 2010 include the re-pricing and de-risking of guaranteed benefit insurance products in Canada and the U.S., and launching new insurance products with lower or limited guarantees. We also launched a lower risk variable annuity product in Japan, an initiative that followed the redesign and re-pricing of our North American variable annuities in 2009. The changes made to our product portfolio have facilitated a desired and ongoing shift in our new business to lower risk product lines with higher profit margins.

For further details on the risk management activities, please refer to the Risk Management section below.

The Manufacturers Life Insurance Company’s (“MLI’s”) Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio was 249 per cent as at December 31, 2010, an increase of nine points from December 31, 2009 and well in excess of the supervisory target of 150 per cent required by the Office of the Superintendent of Financial Institutions (“OSFI”). For further information on capital, please refer to the Capital Management Framework Section below.

Summary Statements of Operations

For the years ended December 31, (C$ millions, except per share amounts)	2010	2009	2008
Revenue
Premium income	$18,351	$22,946	$23,252
Investment income
Investment income	9,476	8,041	8,094
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	3,546	3,262	(3,796)
Other revenue	6,260	5,858	5,453
Total revenue	$37,633	$40,107	$33,003
Policy benefits	$27,928	$30,081	$22,201
General expenses	3,732	3,682	3,546
Investment expenses	971	947	943
Commissions	3,756	3,980	4,235
Interest expense	1,077	1,301	1,187
Premium taxes	262	284	280
Goodwill impairment	1,039	–	–
Non-controlling interest in subsidiaries	40	(16)	34
Total policy benefits and expenses	$38,805	$40,259	$32,426
Income (loss) before income taxes	$(1,172)	$(152)	$577
Income tax recovery (expense)	860	1,572	(80)
Net income (loss)	$(312)	$1,420	$497
Net income (loss) attributed to participating policyholders	79	18	(20)
Net income (loss) attributed to shareholders	$(391)	$1,402	$517
Preferred share dividends	(79)	(64)	(30)
Net income (loss) available to common shareholders	$(470)	$1,338	$487
Diluted earnings (loss) per share	$(0.27)	$0.82	$0.32
Dividends per common share	$0.52	$0.78	$1.00

[8]	Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but excluding the dynamic hedging strategy and other hedging activities.

2010 Annual Report	13

The $391 million net loss attributed to shareholders included a $1,039 million goodwill impairment charge related to the repositioning of the U.S. Insurance operations and charges of $2,072 million to strengthen policy liabilities. The goodwill impairment charge is shown separately in the above Summary Statements of Operations, and the pre-tax amount of the changes in actuarial methods and assumptions is included in the policy benefits line. The net amount of gains and losses from equity markets, interest rates and other investment experience and notable items was not material in aggregate. The gross gains and losses from these items appear on the following lines of the Summary Statements of Operations: investment income, realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes, policy benefits, interest expense and income tax recovery (expense).

Premium Income

Of the $65.1 billion of total premiums and deposits outlined above, $18.4 billion (2009 – $22.9 billion) appears on the Summary Statements of Operations and the remainder relates to off-balance sheet products such as segregated funds and mutual funds, Group Benefit premiums in Canada before the ceded reinsurance transaction and Administrative Services Only business. Premium income reported on the Statements of Operations is net of reinsurance. Of the $4.5 billion decrease in premiums reported on the Statement of Operations in 2010 compared to 2009, $3.6 billion relates to insurance and wealth products we are not targeting to grow (JH Life universal life with lifetime no-lapse guarantees and guaranteed non-par whole life products, JH Long-Term Care products, variable annuities and book value deferred fixed annuities) and the remaining $0.9 billion is due to the impact of the strengthened Canadian dollar. On a constant currency basis, premium income for insurance and wealth products we are targeting to grow in Asia was offset by a combination of the lower fixed wealth product sales in Canada and a full year of reinsurance in the Canadian Group Benefits business in 2010 compared to nine months in 2009.

Investment Income

Total investment income of $13.0 billion for 2010 consisted of investment income of $9.5 billion and realized and unrealized market gains on assets supporting policy liabilities and consumer notes of $3.5 billion.

Interest income of $7,983 million was $57 million lower than in 2009 as higher income from an increased asset base was more than offset by the impact of the strengthening Canadian dollar on U.S. dollar revenues. Dividend, rental and other income of $835 million was $60 million lower than in 2009, primarily as a result of lower stock dividend distributions and a decline in real estate mark to market amortization due to lower appraisal values.

Total credit related impairments in 2010 were $140 million, down from $433 million in 2009 and close to the expected level assumed in the valuation of our policy liabilities. Credit impairments of $126 million (2009 – $394 million) were charged to the shareholders’ account and the remaining $14 million (2009 – $39 million) was charged to the participating policyholders’ account. After reducing the credit charges in the shareholders’ account for the pre-tax amount expected in the valuation of the policy liabilities of $170 million and adjusting for a downgrade charge of $50 million, the overall net credit experience in net income attributed to shareholders for 2010 was a pre-tax cost of $15 million.

Other than temporary impairments (“OTTI”) on AFS equities in the Corporate and Other segment and impairments on private equity investments were $83 million, down significantly from the $480 million recorded in 2009.

Realized gains on bonds and other assets classified as AFS were $876 million and largely realized in the third quarter to mitigate the impact of lower interest rates on the valuation of policy liabilities (see Policy Liabilities section below). The Company recognized $124 million of gains on equities classified as AFS in 2010 compared to $54 million in 2009.

In the fourth quarter of 2010, the Company initiated a macro equity risk hedging strategy designed to hedge a portion of our earnings sensitivity to equity markets movements (see Risk Management section). The change in fair value of the hedges was a loss of $119 million.

Realized and unrealized market gains on assets supporting policy liabilities and consumer notes were $3,546 million in 2010 (2009 – $3,262 million). The 2010 amount included $102 million (2009 – $1,301 million) of gains related to the increase in equity markets net of hedging activities and market gains of $3,444 million (2009 – $1,961 million) on bonds, net of hedging activities, primarily related to the decline in interest rates. For fixed income assets supporting policy liabilities and for equities supporting pass through products, the impact of these unrealized and realized gains and losses is largely offset by changes in actuarial liabilities. However, gains and losses on equity investments that support our non pass through insurance products are reported in net income attributed to shareholders to the extent they differ from the policy liability assumptions. This was a pre-tax gain of $102 million in 2010 (2009 – $242 million).

Investment Income

(C$ millions)	2010	2009	2008
Interest income	$7,983	$8,040	$7,816
Dividend, rental and other income	835	895	1,212
	$8,818	$8,935	$9,028
Credit impairments	(140)	(433)	(697)
OTTI on public and private equities	(83)	(480)	(354)
Realized gains (losses) on bonds and other assets classified as AFS	876	(35)	(27)
Realized gains on equities classified as AFS	124	54	144
Macro equity hedge losses	(119)	–	–
Investment income	$9,476	$8,041	$8,094
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	3,546	3,262	(3,796)
Total investment income	$13,022	$11,303	$4,298

14	2010 Annual Report

Other Revenue

Other revenue was $6.3 billion for 2010, an increase of seven per cent from $5.9 billion in 2009. The higher fee income in the wealth management businesses from higher average assets under management was partially offset by the impact of the strengthened Canadian dollar.

Policy Benefits

Policy benefits are reported net of reinsurance and were $27.9 billion in 2010, down $2.2 billion from $30.1 billion in 2009. Death, disability and other claims, maturity and surrender benefits, annuity payments and policyholder dividends and experience rated refunds decreased by $2.8 billion and net policyholder transfers to segregated funds by $1.7 billion partially offset by an increase in the change in actuarial liabilities of $2.4 billion. Similar to most financial statement lines, the strengthening of the Canadian dollar explained part of the decrease.

Death, disability and other claims declined from 2009, explained by the fact that the first three months of claims in 2009 for Canadian Group Benefits were not reinsured.

Maturity and surrender benefits decreased from 2009 primarily due to $1.5 billion of lower scheduled maturities in John Hancock Fixed Products.

Policyholder dividends and experience rating refunds declined by $291 million year over year, but would have increased by $112 million were it not for the above reinsurance agreement.

Net transfers to segregated funds are offset in the change in actuarial liabilities line, and decreased as a result of the discontinuance of the dollar cost averaging program in the U.S. VA business.

The change in actuarial liabilities increased to $13.8 billion in 2010 from $11.4 billion in 2009. Included in the change in actuarial liabilities are pre-tax strengthening for changes in actuarial methods and assumptions of $2.9 billion in 2010 and $1.6 billion in 2009, as well as the impact of changes in equity markets, interest rates and other investment related and policyholder experience that differed from those assumed in the valuation of policy liabilities. The post-tax equivalent of these items can be found as notable items listed in the adjusted earnings from operations table in the 2010 Highlights section. Most of the investment related notable items in the adjusted earnings from operations table, on a pre-tax basis, flow through the change in actuarial liabilities line on the Statement of Operations with the significant exceptions being the macro equity hedges, general fund equity investments supporting policy liabilities, and gains realized on bonds classified as AFS.

As noted in the Investment Income section above, for fixed income assets supporting policy liabilities and for equities supporting pass-through products, the impact of unrealized and realized gains and losses are largely offset by changes in actuarial liabilities.

Policy Benefits

For the years ended December 31, (C$ millions)	2010	2009	2008
Death, disability and other claims	$4,314	$5,029	$6,539
Maturity and surrender benefits	5,608	7,247	8,767
Annuity payments	3,026	3,207	3,034
Policyholder dividends and experience rating refunds	1,127	1,418	1,518
Payments to policyholders	$14,075	$16,901	$19,858
Net transfers to segregated funds	76	1,789	1,563
Change in actuarial liabilities	13,777	11,391	780
Total policy benefits	$27,928	$30,081	$22,201

General Expenses

General expenses were $3.7 billion in 2010, up one per cent from 2009, mainly due to business growth initiatives, offset by the strengthening of the Canadian dollar in 2010.

Investment Expenses

Investment expenses were $971 million, an increase from $947 million in 2009. Cost containment measures and the favourable impact of the strengthened Canadian dollar were offset by higher sub-advisory fees on a higher average level of segregated and mutual funds under management.

Investment Expenses

For the years ended December 31, (C$ millions)	2010	2009	2008
Related to invested assets	$381	$397	$388
Related to segregated, mutual and other funds(1)	590	550	555
Total investment expenses	$971	$947	$943

(1)	Incurred by providing portfolio management services where the Company holds or has invested assets on behalf of individuals and financial institutions.

2010 Annual Report	15

Commissions

Commissions were $3,756 million in 2010, down from $3,980 million in 2009. The decrease was driven by lower sales in our VA business in the United States, Canada and Japan as well as lower insurance sales in the United States.

Interest Expense

Interest expense was $1,077 million in 2010, down $224 million from $1,301 million in 2009. Consumer notes, which are fair valued, accounted for $128 million of the decline. The other significant decreases related to lower provisions for leveraged leases and the reversal of interest on uncertain tax positions that were closed in Canada.

Income Taxes

Income taxes were a recovery of $860 million in 2010 on a reported loss before income taxes of $1,172 million. Excluding the impairment of goodwill, which is not tax effected, the pre-tax loss was $133 million. The effective tax rate and income tax amount were affected by the tax rates and laws of the jurisdictions where the income was earned. A significant portion of the pre-tax income was earned in low tax rate jurisdictions whereas the pre-tax losses were largely incurred in jurisdictions with higher tax rates.

In 2009, an income tax recovery of $1,572 million was recorded on pre-tax loss of $152 million. Taxes in 2009 benefitted from a significant amount of pre-tax income emerging in lower tax jurisdictions whereas pre-tax losses were largely incurred in jurisdictions with higher tax rates.

Earnings (Loss) per Common Share and Return on Common Shareholders’ Equity9

Loss per common share for 2010 was $0.27, compared to earnings of $0.82 in 2009. Return on common shareholders’ equity for 2010 was minus 1.8 per cent, compared to 5.2 per cent for 2009. Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Fourth Quarter Results

Financial Highlights

For the quarter ended December 31,

(C$ millions, except per share amounts)	2010	2009	2008
Net income (loss) attributed to shareholders	$1,794	$868	$(1,870)
Diluted earnings (loss) per share	$1.00	$0.51	$(1.24)
Return on common shareholders’ equity (annualized)	28.6%	13.1%	(28.9)%

Net Income

Net income attributed to shareholders was $1,794 million for the fourth quarter ended December 31, 2010, equating to fully diluted earnings per share of $1.00. Higher equity markets and the increase in interest rates were significant contributors to the record level of earnings in the quarter. Gains related to higher equity markets were $441 million and to increased interest rates were $604 million.

For the fourth quarter of 2009, MFC reported net income attributed to shareholders of $868 million or $0.51 per share. Net income attributed to shareholders in the fourth quarter of 2009 of $868 million reflected increases in equity markets and interest rates, partially offset by a decline in the market value of real estate holdings, model refinements to previously implemented changes in actuarial methods and one-time charges for changes in Ontario tax laws.

Adjusted Earnings from Operations

Fourth Quarter 2010 Adjusted Earnings from Operations and Reconciliation with GAAP Measure

Adjusted earnings from operations for the fourth quarter of 2010 was $692 million. Increased hedging costs, including $34 million related to the macro equity hedges entered into in the latter half of the fourth quarter, resulted in adjusted earnings from operations being slightly below the estimated range of $700 million to $800 million for each quarter in 2010 as outlined in our 2009 Annual Report.

[9]	Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures”.

16	2010 Annual Report

Reconciliation with GAAP Measure

The following table reconciles adjusted earnings from operations to our reported net income and also reconciles net income excluding the direct impact of equity markets and interest rates to our reported net income for the fourth quarter:

For the quarter ended December 31, 2010

(C$ millions)	Gain (loss)
Reported net income attributed to shareholders	$1,794
Less net impact of higher equity markets and higher interest rates on:
Variable annuity guarantee liabilities that are not dynamically hedged(1),(2)	$274
General fund equity investments supporting policy liabilities and on fee income(1),(2)	117
Macro equity hedges(3)	(48)
Fixed income re-investment assumptions used in the determination of policy liabilities(2)	516
Net gains on sale of AFS bonds in the surplus segment	2
Total direct impact of equity markets and interest rates	$861
Net income excluding the direct impact of equity markets and interest rates	$933
Less other notable items:
Gains on variable annuity business that is dynamically hedged(1),(2)	$184
Other favourable investment experience(2)	61
Tax related gains on closed tax years	103
Net policyholder experience gains	36
Change in accounting policy for deferred acquisition costs in the Hong Kong pension business	(39)
Refinements in actuarial methods and assumptions	(54)
Changes in currency rates(4)	(50)
Total other notable items	$241
Adjusted earnings from operations	$692

(1)

Adjusted earnings from operations excludes the earnings impact from equity market changes that differ from our best estimate assumptions of growth of 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong.

(2)

As outlined in our accounting policies, policy liabilities represent our estimate of the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of policy liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. As a result of this methodology, experience gains (losses) arise when equity, interest rate, credit and other non-fixed income returns differ from our best estimate policy liability assumptions.

(3)

The total cost of macro equity hedges entered into late in the fourth quarter was $82 million and includes a $34 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions. The estimated expected cost of these hedges was included in net income excluding the direct impact of equity markets and interest rates as well as in adjusted earnings from operations. The $48 million difference was reported as direct impact of equity markets and was excluded from adjusted earnings from operations.

(4)

Adjusted earnings from operations excludes the impact of changes in currency exchange rates from those in effect at June 30, 2009 when we originally provided our estimate of this amount. Since that time, the Canadian dollar has strengthened and the Canadian dollar equivalent of one U.S. dollar has declined from $1.1625 as at June 30, 2009 to $0.9946 as at December 31, 2010. The average daily exchange rate for the quarter was $1.01276. This decline has decreased the reported net income by $50 million during the quarter.

Impact of higher equity markets and interest rates

The direct impact of higher equity markets and higher interest rates in the fourth quarter resulted in net gains of $861 million.

The increase in equity markets in excess of the returns we assumed in the valuation of our policy liabilities resulted in gains of $274 million on our variable annuity liabilities that were not dynamically hedged and $117 million of gains on general fund equity investments supporting policy liabilities and on fee income.

Partially offsetting this was the portion of the loss on macro equity hedges classified as an experience loss. As outlined above, the full loss on the macro hedges was $82 million, of which $34 million represents the estimated expected cost relative to our long-term valuation assumptions. We estimate the expected after-tax cost of these macro equity hedges in the first quarter of 2011 will be approximately $100 million, relative to our long-term valuation assumptions.

Higher interest rates in the fourth quarter resulted in a $516 million increase in earnings and we realized $2 million of net gains on the sale of bonds classified as AFS.

Gains related to variable annuity business dynamically hedged

As outlined in the Risk Management section below, the profit (loss) of the hedge assets may not completely offset the losses (gains) related to the guarantee liabilities hedged, in any particular quarter, for a number of reasons. In the fourth quarter, the gain of $184 million was primarily due to the un-hedged interest rate sensitivity and the positive fund performance compared to our hedge instruments.

Other favourable investment experience

The other net favourable investment experience is primarily attributed to the impact on policy liabilities of the fixed income investment activities to lengthen the duration of fixed income assets supporting policy liabilities.

The Company’s fixed income portfolio continued to perform very well relative to overall market conditions. Net credit impairments of $11 million and charges related to credit downgrades of $7 million were less than the expected credit losses assumed in the valuation of policy liabilities.

2010 Annual Report	17

On our alternative non-fixed income class of investments, gains related to real estate, timber and agriculture holdings were more than offset by a reduction in the fair value of our oil and gas holdings.

Tax related gains on closed tax years and net policyholder experience gains

Gains of $103 million were booked in the fourth quarter relating to the closure of prior year tax issues. Policyholder experience was a net gain of $36 million for the quarter with favourable claims experience in our Reinsurance, Asia and Canadian Divisions.

Earnings per Share and Return on Common Shareholders’ Equity

Earnings per common share for the fourth quarter of 2010 was $1.00 compared to $0.51 for the fourth quarter of 2009. Return on common shareholders’ equity was 28.6 per cent for the fourth quarter of 2010 (fourth quarter of 2009 – 13.1 per cent).

Premiums and Deposits

Total Company fourth quarter premiums and deposits of $4.7 billion for insurance products that we are targeting to grow was up eight per cent, on a constant currency basis, over the fourth quarter of 2009 with Asia driving the growth. Premiums and deposits reflects both premiums and deposits received on new sales as well as the recurring premiums and deposits on the growing in-force business.

Total Company fourth quarter premiums and deposits for the insurance lines we are not targeting to grow was $1.0 billion, a decrease of 52 per cent on a constant currency basis from the fourth quarter of 2009. The decline reflects both a one-time deposit received in the fourth quarter of 2009 from a former joint venture partner when JH LTC became the sole carrier of the U.S. Federal Long Term Care Insurance Program and also the impact of lower sales.

Total Company premiums and deposits for the wealth businesses we are targeting to grow was $9.5 billion for the fourth quarter of 2010, an increase of 23 per cent on a constant currency basis compared to the same quarter of 2009. Growth was driven by strong mutual fund sales, partially offset by lower fixed product sales in both the U.S. and Canada.

Total Company premiums and deposits for the wealth products we are not targeting to grow (VA and book value fixed deferred annuity products) amounted to $1.5 billion for the fourth quarter of 2010. These results represent a year over year decrease of 25 per cent on a constant currency basis.

Premiums and Deposits

For the quarter ended December 31, (C$ millions)	2010	2009	2008
Insurance products targeted for growth	$4,745	$4,437	$4,635
Insurance products not targeted for growth(1)	972	2,124	963
Wealth products targeted for growth	9,511	7,976	8,386
Wealth products not targeted for growth (VAs and book value deferred fixed annuities)	1,479	1,998	5,509
Total premiums and deposits	$16,707	$16,535	$19,493

(1)	JH Life universal life with lifetime no-lapse guarantees and guaranteed non-par whole life products as well as products in JH Long-Term Care.

18	2010 Annual Report

Performance by Division

Asia Division

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines and expanding into Singapore, Indonesia, Taiwan, China, Japan, Vietnam, Malaysia and Thailand. We provide protection and wealth management products in select markets throughout the region. Protection products include life insurance, group life and health, and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds. We distribute our products through a multi-channel network, including exclusive agents, independent agents, banks, financial advisors and other alternative channels.

In 2010, Asia Division contributed 15 per cent of the Company’s total premiums and deposits and, as at December 31, 2010, accounted for 14 per cent of the Company’s funds under management.

Financial Performance

Asia Division’s net income attributed to shareholders for 2010 was US$600 million compared to US$1.5 billion in 2009. Included in 2010 are net experience losses of US$252 million (2009 – gains of US$559 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items and one-time tax benefits in 2009 and 2010, net income attributed to shareholders increased by US$47 million driven by higher fee income and in-force earnings on variable annuities in Japan as well as business growth across the territories. On a Canadian dollar basis, net income attributed to shareholders for 2010 was $623 million compared to $1,739 million reported a year earlier.

Summary Statements of Operations

For the years ended December 31, ($ millions)	Canadian $			US $
	2010	2009	2008	2010	2009	2008
Revenue
Premium income	$4,855	$4,025	$3,381	$4,719	$3,541	$3,159
Investment income
Investment income	914	860	838	889	755	789
Realized and unrealized gains (losses) on assets supporting policy liabilities	844	1,118	(1,458)	809	1,033	(1,412)
Other revenue	842	830	853	818	731	805
Total revenue	$7,455	$6,833	$3,614	$7,235	$6,060	$3,341
Policyholder benefits	$4,926	$4,001	$1,857	$4,783	$3,539	$1,592
General expenses	815	768	671	792	674	629
Investment expenses	69	52	48	68	46	46
Commissions	763	671	708	742	590	668
Other	104	76	107	99	66	100
Total policy benefits and expenses	$6,677	$5,568	$3,391	$6,484	$4,915	$3,035
Income before income taxes	$778	$1,265	$223	$751	$1,145	$306
Income tax recovery (expense)	(91)	464	(61)	(88)	375	(78)
Net income	$687	$1,729	$162	$663	$1,520	$228
Less net income (loss) attributed to participating policyholders	64	(10)	(15)	63	(10)	(15)
Net income attributed to shareholders	$623	$1,739	$177	$600	$1,530	$243

Premiums and Deposits

Premiums and deposits, excluding variable annuities, were US$8.3 billion, up 26 per cent from US$6.6 billion reported in 2009. Higher premiums and deposits were driven by the inclusion of Manulife TEDA, the recently acquired asset management joint venture in China, strong sales of unit-linked products and mutual funds in combination with higher insurance premium growth due to in-force business growth and record sales. Premiums and deposits for variable annuity products were US$1.3 billion, down US$0.2 billion from US$1.5 billion reported in 2009.

Premium income grew 33 per cent over 2009 driven by robust business growth across the territories and strong sales due to new products launched in Japan, Hong Kong and Taiwan as well as continued expansion in China.

Segregated fund deposits, excluding variable annuities, were up three per cent over 2009 due to higher unit-linked product sales in Indonesia, Hong Kong and Singapore. This was partly offset by lower pension deposits in Hong Kong as 2009 was buoyed by a one-time government contribution.

2010 Annual Report	19

Mutual fund deposits were US$1.8 billion, up US$0.5 billion over 2009 driven by the inclusion of mutual fund deposits from Manulife TEDA, our recently acquired asset management joint venture in China, as well as strong contributions from Indonesia and Hong Kong.

Premiums and Deposits

For the years ended December 31, ($ millions)			Canadian $			US $
	2010	2009	2008	2010	2009	2008
Premium income	$4,855	$4,025	$3,381	$4,719	$3,541	$3,159
Segregated fund deposits excluding variable annuities	1,918	2,067	2,079	1,864	1,810	1,974
Mutual fund deposits	1,792	1,470	531	1,750	1,262	498
Premiums and deposits excluding variable annuities	$8,565	$7,562	$5,991	$8,333	$6,613	$5,631
Variable annuities premiums and deposits	1,314	1,746	3,758	1,269	1,496	3,589
Total premiums and deposits	$9,879	$9,308	$9,749	$9,602	$8,109	$9,220

Funds under Management

Funds under management as at December 31, 2010 were US$68.1 billion, up 25 per cent from December 31, 2009. Growth was driven by net policyholder cash inflows across the territories of US$3.8 billion, an increase in the market value of funds under management, the impact of currency and assets under management of US$2.0 billion related to the acquired 49 per cent interest in our asset management joint venture in China, Manulife TEDA.

Funds under Management

As at December 31, ($ millions)			Canadian $			US $
	2010	2009	2008	2010	2009	2008
General fund	$29,130	$24,469	$21,406	$29,293	$23,377	$17,476
Segregated funds	24,026	27,218	24,541	24,159	26,007	20,039
Mutual and other funds	14,557	5,547	4,024	14,638	5,299	3,286
Total funds under management	$67,713	$57,234	$49,971	$68,090	$54,683	$40,801

Moving Forward

Asia Division continues to pursue a growth strategy leveraging our core strength in professional agency distribution; we intend to continue to grow our agency force, focus on alternative channel distribution, grow our mutual fund businesses and build on the strength of our brand across Asia. We intend to continue to expand product offerings to capitalize on existing markets and reach new market segments.

In Hong Kong, our brand recognition is supported by our 1.5 million customers, strong financial ratings and a professionally trained sales force of over 4,500 agents. Our strategy is to continue to increase our agency force through industry and organic recruitment as well as focus on diversifying our distribution in the bancassurance channel through new partnerships. In addition, we intend to expand our relationship in the independent financial advisory and broker market by strengthening our wholesaling and account management capabilities and by building a service and compliance support platform that differentiates us from our competitors. As the retail investment funds market is a major growth opportunity in Hong Kong, we intend to modernize the retail asset management platform to attract new and existing customers to increase their fund investments.

In Japan, we continue to execute a strategy of diversifying product offerings and broadening our distribution capabilities. In 2010, the record-high insurance business sales were driven by new product offerings and a successful development of all our distribution channels. We had significant sales growth in the captive agency channel and strong gains in the corporate market through our Managing General Agent (“MGA”) channel. In addition, our first insurance product launched through Mitsubishi UFJ Financial Group (“MUFG”) has been extremely successful.

Going forward, we will be pursuing a balanced growth strategy where the Company will continue to be a distributor of multiple product lines through multiple channels. We will pursue this objective by seeking to expand our number of independent agencies while deepening our relationships with our original top agencies by expanding our product offerings, particularly in the retail area. We also look to replicate the MUFG insurance sales success through other banks in part by capitalizing on our current sales agreements for annuity products.

Other Asia Territories’ operations continue to be increasingly important contributors to our overall results. In 2010, we observed strong results with many of our businesses reaching record levels. We expect to continue this success through distribution initiatives including growing our professional agency franchise through various recruitment initiatives, deepening our existing relationships with key distribution partners and exploring other new distribution channels.

In China, our focus continues to be on geographic expansion to solidify our position as a leading Sino-foreign insurance joint venture. We ended 2010 with operations in 42 cities as well as three additional preparation licenses and will continue to focus on growing our operations geographically.

In 2010, Manulife closed its acquisition of a fund management company in China with the name rebranded as Manulife TEDA. We will explore cross-selling opportunities with Manulife TEDA and leverage the strong relationship with TEDA to facilitate cooperation with China Bohai Bank (“CBHB”) to further expand in the bank channel.

20	2010 Annual Report

Canadian Division

Our Canadian Division is one of the leading insurance based financial services organizations in Canada. We offer a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Our individual life and living benefits insurance products are aimed at middle and upper-income individuals and business owners. Group life, health, disability and retirement products and services are marketed to Canadian employers. We also market life, health and specialty products, such as travel insurance, to consumers through a number of alternative distribution channels. Our individual wealth management product offerings include mutual funds, fixed and variable annuities, guaranteed investment certificates and high interest savings accounts. In addition, through Manulife Bank, we offer a variety of lending products including fixed and variable rate mortgages, most notably our innovative Manulife One product, and investment loans.

In 2010, Canadian Division contributed 25 per cent of the Company’s total premiums and deposits and, as at December 31, 2010, accounted for 24 per cent of the Company’s funds under management.

Financial Performance

Canadian Division’s net income attributed to shareholders for 2010 was $950 million compared to $745 million in 2009. Net income in 2010 included experience net losses of $95 million (2009 – $326 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.

Excluding these items, net income attributed to shareholders decreased by $26 million. The positive impact from growth in asset levels in our wealth management operations and Manulife Bank was offset by the impact of hedging variable annuity guarantees and less favourable lapse experience than a year ago. Strong sales growth in Individual Insurance and mutual funds, in combination with lower sales of variable annuities and declining market yields, drove significantly higher strain on new business which reduced earnings in 2010. Both years included tax related gains and in 2010, gains related to the closure of prior year tax issues increased income by $186 million.

Net income attributed to participating policyholders was $15 million, as compared to $28 million in 2009.

Summary Statement of Operations

For the years ended December 31,

(C$ millions)	2010	2009	2008
Revenue
Premium income(1)	$3,855	$5,292	$6,765
Investment income
Investment income	2,746	2,627	2,908
Realized and unrealized gains (losses) on assets supporting policy liabilities	1,246	1,617	(2,364)
Other revenue(1)	1,762	1,448	1,116
Total revenue	$9,609	$10,984	$8,425
Policyholder benefits(1)	$5,915	$8,131	$4,344
General expenses	1,095	1,001	1,030
Investment expenses	308	272	269
Commissions	1,141	1,069	1,127
Other	384	408	537
Total policy benefits and expenses	$8,843	$10,881	$7,307
Income before income taxes	$766	$103	$1,118
Income tax recovery (expense)	199	670	(467)
Net income	$965	$773	$651
Less net income (loss) attributed to participating policyholders	15	28	(5)
Net income attributed to shareholders	$950	$745	$656

(1)	At the end of the first quarter of 2009, Group Benefits entered into an external reinsurance agreement the impact of which has been reflected in premiums, other revenue and policyholder benefits.

Premiums and Deposits

Premiums and deposits, excluding variable annuities, for the year ended December 31, 2010 were $14.0 billion, up three per cent from $13.6 billion reported in 2009. Improved consumer confidence in investment markets, in combination with the Company’s targeted strategy, drove record mutual fund deposits to almost triple 2009 volumes with strong growth in funds targeting yield and safety, industry categories currently favoured by consumers. This growth was dampened by reduced sales of fixed products which were significantly below the record levels of 2009 when investors sought safety in fixed returns. Growth in the insurance businesses also contributed to the year-over-year increase.

Consistent with the Company’s continued focus on risk diversification, premiums and deposits for variable annuity products were $2.5 billion, down $0.8 billion from $3.3 billion reported in 2009.

2010 Annual Report	21

Premiums and Deposits

For the years ended December 31,

(C$ millions)	2010	2009	2008
Premiums	$3,855	$5,292	$6,765
Segregated fund deposits excluding variable annuities	2,491	2,421	1,973
Mutual fund deposits	1,379	508	515
ASO premium equivalents	2,647	2,629	2,488
Group Benefits ceded(1)	3,675	2,760	–
Premiums and deposits excluding variable annuities	$14,047	$13,610	$11,741
Variable annuities premiums and deposits	2,539	3,307	4,638
Total premiums and deposits	$16,586	$16,917	$16,379

(1)

At the end of the first quarter of 2009, Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the income statement. The Company continues to retain certain benefits and certain risks on this business and the associated direct premiums continue to be included in the overall premiums and deposits metric as “Group Benefits ceded”.

Funds under Management

Funds under management grew by 11 per cent or $11.0 billion to $113.6 billion as at December 31, 2010 compared to December 31, 2009. The increase reflects the impact of equity market appreciation and the decline in interest rates on asset values, as well as growth across the division driven by positive net sales in wealth products and Manulife Bank during 2010.

Funds under Management

As at December 31,

(C$ millions)	2010	2009	2008
General fund	$65,628	$59,898	$52,314
Segregated funds	40,773	36,258	27,628
Mutual and other funds	7,214	6,508	2,320
Total funds under management	$113,615	$102,664	$82,262

Moving Forward

Our vision is to be the premier insurance based financial services organization in Canada with a reputation for innovative products, excellent service, and professional value-added advice. Our focus on distribution excellence, product leadership, cross-business unit collaboration and providing service value to our customers, in combination with the strength of the Manulife brand, has made us a market leader in many of our businesses.

The Canadian market is mature and market share in traditional products is concentrated in a small number of companies. In order to maintain and grow our leading industry position, we operate in a wide range of product and consumer markets, rather than through a more selective niche-based approach. Growth is projected across all business lines in Canadian Division. However, given the current demographic and economic environment, we project accelerated growth opportunities in Manulife Bank, Mutual Funds, Group Retirement Solutions and Affinity Markets relative to our other more mature businesses. These business lines are well aligned with the Company goals of risk diversification, efficient use of capital and optimizing risk-adjusted returns.

In 2010, the Company launched a comprehensive brand campaign targeting investors, government, opinion leaders and consumers. The complementary Canadian Division campaign is focused on enhancing Canadians’ perception of Manulife as strong, reliable, trustworthy and forward-thinking – the Company Canadians turn to for help with their most significant financial decisions. This long-term brand investment will continue in 2011 and beyond, with the goal to create stronger loyalty among key stakeholders – consumers, advisors, employees – and open new opportunities for growth in Canada.

Our focus on building strong distribution capabilities and capacity has been a key contributor to our success to date. We believe there is significant opportunity to grow organically through ongoing expansion of our multi-channel, independent distribution platforms. In 2011, we intend to continue to enhance our distribution relationships, including expanding relationships across business and product lines, and to attract more advisors in all of our businesses. We will also continue to invest in the industry-leading professional value-added services provided by our tax and estate planning teams, as well as channel and product wholesalers who market our product and sales solutions to advisors.

Contributing to our distribution success is our commitment to provide advisors with competitive products and services to meet customers’ diverse needs. The breadth of our wealth management and insurance product offerings are well suited to the growing affluent baby boomer population. The aging baby boomer population, in conjunction with the focus of governments and employers on reducing the cost of benefits and pensions, creates opportunities for products and services targeting growth and safety of investments; inter-generational wealth transfer; and managing health care costs. We will continue to focus on this target market, enhancing our life, living benefits, banking and savings products to meet the evolving needs of the Canadian population.

We are keenly focused on improving our mutual fund performance and diversifying our fund offerings, laying the foundation in 2010 with the introduction of new funds in key industry categories. Going forward, we will continue to focus on growth through the recently launched Manulife Trust Company which expands opportunities for our advisors to cross-sell innovative banking and trust products to existing customers as well as providing another avenue to introduce new customers to Manulife’s diverse portfolio of

22	2010 Annual Report

wealth management products. Our group retirement and benefits businesses are focused on developing new products and services in response to the changing demographic and legislative landscape, including continued expansion in providing solutions to the fast-growing small business market.

Our product offerings and business and risk management practices continue to evolve with the changing business and regulatory environment. Throughout 2010, we reduced our equity exposure by hedging our variable annuity block of business and reducing our investment in public equities. We intend to continue to hedge the variable annuity new business and opportunistically hedge the remaining in-force block as appropriate. As a result of the prolonged low interest rate environment, we increased universal life product prices effective for new applications as of December 2010, and will reduce minimum rate guarantees early in 2011. Major Canadian life insurance-based competitors have also announced similar actions to take effect in 2011. Our goal is to provide consumers with a broad portfolio of choices to meet their financial needs while maintaining an appropriate risk-return profile for the Company.

Service quality is key in all our businesses, supporting both sales growth and customer retention, and we closely monitor customer and advisor feedback in order to proactively improve their service experience. We continue to invest in updating infrastructure and expanding capacity in our high growth businesses, Manulife Bank, Manulife Mutual Funds, Group Retirement Solutions and Affinity Markets, as well as making efficiency improvements across the division through system changes, eliminating legacy systems and pursuing outsourcing and offshoring opportunities.

2010 Annual Report	23

U.S. Insurance

Our U.S. Insurance operation provides life and long-term care insurance products and services to select markets. John Hancock Life (“Life”) focuses on high net worth and emerging affluent markets by providing estate and business planning and other solutions, with an array of protection and accumulation-oriented life insurance products. John Hancock Long-Term Care (“LTC”) currently offers a portfolio of individual products designed for the middle income to affluent markets. Our long-term care products cover the cost of long-term care services received at home, in the community or in long-term care facilities, in addition to providing care advisory services and provider discounts. We distribute our life and long-term care insurance products through a multi-channel network, including John Hancock Financial Network (“JHFN”), a national network of independent career agencies comprised of nearly 1,800 financial representatives across the U.S., offering insurance and wealth management solutions to individuals, families and businesses.

In 2010, U.S. Insurance contributed 11 per cent of the Company’s total premiums and deposits and, as at December 31, 2010, accounted for 16 per cent of the Company’s funds under management.

Financial Performance

U.S. Insurance reported a net loss attributed to shareholders of US$14 million for 2010, compared to a net loss of US$1,273 million for 2009. Included in the 2010 amount are net experience losses of US$390 million (2009 – US$1,483 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. The increase in income, excluding these items, was US$166 million primarily due to favourable Life claims experience, improved LTC claims experience following the update in the annual review of policy liability assumptions for the results of a comprehensive long-term care claims experience study, as well as improved policyholder lapse experience. On a Canadian dollar basis, the net loss attributed to shareholders for 2010 was $16 million compared to a net loss of $1,441 million in 2009.

Summary Statements of Operations

For the years ended December 31, ($ millions)	Canadian $			US $
	2010	2009	2008	2010	2009	2008
Revenue
Premium income	$5,979	$6,640	$5,751	$5,809	$5,854	$5,383
Investment income
Investment income	3,042	3,066	2,886	2,954	2,686	2,707
Realized and unrealized gains (losses) on assets supporting policy liabilities	913	(245)	933	826	(117)	594
Other revenue	612	649	621	595	570	583
Total revenue	$10,546	$10,110	$10,191	$10,184	$8,993	$9,267
Policyholder benefits	$8,639	$10,137	$6,829	$8,328	$9,021	$6,066
General expenses	629	657	592	611	578	558
Investment expenses	137	150	136	133	133	126
Commissions	1,022	1,245	1,288	994	1,099	1,212
Other	160	166	160	155	145	150
Total policy benefits and expenses	$10,587	$12,355	$9,005	$10,221	$10,976	$8,112
Income (loss) before income taxes	$(41)	$(2,245)	$1,186	$(37)	$(1,983)	$1,155
Income tax recovery (expense)	25	804	(407)	23	710	(398)
Net income (loss) attributed to shareholders	$(16)	$(1,441)	$779	$(14)	$(1,273)	$757

Premiums and Deposits

Premiums and deposits for the year were US$7.1 billion, US$0.9 billion or 11 per cent lower than 2009 primarily due to the receipt in 2009 of a US$910 million segregated fund deposit as a result of John Hancock becoming the sole carrier of the Federal Long Term Care Insurance Program.

Premiums and Deposits

For the years ended December 31, ($ millions)	Canadian $			US $
	2010	2009	2008	2010	2009	2008
Premium income	$5,979	$6,640	$5,751	$5,809	$5,854	$5,383
Segregated fund deposits	1,287	2,269	1,398	1,251	2,060	1,303
Total premiums and deposits	$7,266	$8,909	$7,149	$7,060	$7,914	$6,686

24	2010 Annual Report

Funds under Management

Funds under management as at December 31, 2010 were US$74.2 billion, up 17 per cent from December 31, 2009 due to business growth and an increase in the market value of funds under management.

Funds under Management

	Canadian $			US $
($ millions)	2010	2009	2008	2010	2009	2008
General fund	$61,651	$55,119	$59,967	$61,986	$52,665	$48,969
Segregated funds	12,196	11,431	10,342	12,263	10,922	8,445
Total funds under management	$73,847	$66,550	$70,309	$74,249	$63,587	$57,414

Moving Forward

In 2011, U.S. Insurance will continue to focus on repositioning its business, in response to continued low levels of interest rates and current economic conditions, by de-emphasizing products that give rise to significant earnings volatility or produce low returns on capital employed.

Life will focus on adapting and innovating its product portfolio in response to the low interest rate environment. The business is introducing new Universal Life products that perform well for customers in the current markets and have an improved risk profile for the Company. The products are positioned to highlight the value of flexibility and liquidity through policy cash values as well as the potential for improved performance if investment returns increase over time. In addition, sales of Universal Life products with lifetime low cost guarantees have been de-emphasized through pricing action and are expected to represent a lower amount of total life insurance sales going forward. Life will support its key distribution partners with enhancements that will provide expanded electronic servicing capabilities. These expanded capabilities, which span all phases of support from streamlining of the new business process to significant enhancements in the electronic exchange of in-force customer service information, are expected to offer meaningful improvements in efficiency and customer satisfaction.

LTC’s focus in the near term will be the repricing of the in-force business in response to the comprehensive morbidity experience study that was conducted in 2010. The long-term care industry continues to be challenged with in-force rate increases and the departure of carriers from the industry, signaling a need to reassess product offerings. A key focus for us will be to reshape our products to better meet the needs of the consumer, while balancing the Company’s appetite for risk. With the emerging retiring population and the challenges with government funded long-term care programs, like Medicaid, the demographics and potential for this business are favourable. Finding the balance, however, between risk and consumer needs is where most of our focus will be in the short term. During this transition period, we will concentrate our efforts on maintaining and strengthening current distribution relationships that are critical to the success of our future product direction and growth.

JHFN remains a valuable asset and this was never more evident than during the market and economic challenges of the last two years. We continue to develop and invest in this enterprise that provides meaningful and diversified distribution opportunities.

2010 Annual Report	25

U.S. Wealth Management

U.S. Wealth Management offers a broad range of personal and family oriented wealth management products and services focused on individuals and business markets, as well as institutional oriented products for employee benefit plan funding solutions. U.S. Wealth Management has three core business lines:

■

John Hancock Wealth Asset Management (“Wealth Asset Management”) which consists of John Hancock Retirement Plan Services (“Retirement Plan Services”) and John Hancock Mutual Funds (“Mutual Funds”) operations. Retirement Plan Services provides 401(k) plans to small and medium-sized businesses. Mutual Funds offers a variety of mutual funds, privately managed accounts and 529 College Savings plans.

■	John Hancock Variable Annuities (“Variable Annuities”) offers variable annuity products sold mainly to middle and upper-income individuals.

■

John Hancock Fixed Products (“Fixed Products”) provides fixed deferred annuities and fixed guaranteed income payout annuities to individuals, as well as a variety of spread based products and fee based products to institutional clients.

In 2010, U.S. Wealth Management contributed 43 per cent of the Company’s total premiums and deposits and, as at December 31, 2010, accounted for 39 per cent of the Company’s funds under management.

Financial Performance

U.S. Wealth Management reported net income attributed to shareholders of US$755 million for 2010 compared to US$2,000 million for 2009. Included in the 2010 amount are net experience gains of US$115 million (2009 – US$1,339 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items, net income attributed to shareholders decreased by US$21 million. Higher fee income in Wealth Asset Management from higher average assets under management was offset by the costs associated with the hedging of additional in-force variable annuity guaranteed value and the non-recurrence of tax benefits received in 2009 as a result of the successful outcome of certain tax appeals. On a Canadian dollar basis, net income attributed to shareholders for 2010 was $775 million compared to $2,186 million reported a year earlier.

Summary Statements of Operations

For the years ended December 31, ($ millions)	Canadian $			US $
	2010	2009	2008	2010	2009	2008
Revenue
Premium income	$2,690	$5,866	$6,264	$2,613	$5,059	$5,791
Investment income
Investment income	1,849	2,044	2,089	1,802	1,793	1,963
Realized and unrealized gains (losses) on assets supporting policy liabilities and consumer notes	508	687	(851)	457	606	(835)
Other revenue	2,789	2,580	2,545	2,709	2,277	2,405
Total revenue	$7,836	$11,177	$10,047	$7,581	$9,735	$9,324
Policyholder benefits	$4,791	$5,626	$9,256	$4,620	$4,738	$8,314
General expenses	649	755	781	630	661	734
Investment expenses	464	451	453	450	396	427
Commissions	829	994	1,110	805	868	1,043
Other	52	175	99	51	154	94
Total policy benefits and expenses	$6,785	$8,001	$11,699	$6,556	$6,817	$10,612
Income (loss) before income taxes	$1,051	$3,176	$(1,652)	$1,025	$2,918	$(1,288)
Income tax recovery (expense)	(276)	(990)	731	(270)	(918)	594
Net income (loss) attributed to shareholders	$775	$2,186	$(921)	$755	$2,000	$(694)

Premiums and Deposits

Premiums and deposits, excluding variable annuities and book value deferred annuities, were US$24.1 billion, up US$4.4 billion from US$19.7 billion in 2009 driven by higher sales in Wealth Asset Management. Premiums for book value fixed deferred annuities declined US$1.5 billion as a result of the suspension of new sales. Premiums and deposits of variable annuities were US$2.6 billion, down from US$5.3 billion in 2009 as a result of ongoing risk management initiatives.

General fund premiums, excluding variable annuities and book value deferred annuities, primarily from annuity sales in Fixed Products and from fixed rate investment product options in Wealth Asset Management, represented eight per cent of total premiums and deposits in 2010 and were six per cent higher than in 2009. The increase was primarily due to higher sales in Fixed Products.

Segregated fund deposits, excluding variable annuities, represented 46 per cent of total premiums and deposits in 2010. Segregated fund deposits of US$12.3 billion increased by ten per cent over 2009 driven by higher sales.

Mutual fund deposits represented 34 per cent of total premiums and deposits in 2010. Mutual fund deposits of US$9.2 billion were 53 per cent higher than in 2009 as a result of improved sales.

26	2010 Annual Report

Premiums and Deposits

For the years ended December 31,	Canadian $			US $
($ millions)	2010	2009	2008	2010	2009	2008
Premium income excluding variable annuities and book value fixed deferred annuities	$2,196	$2,298	$2,081	$2,134	$2,017	$1,937
Segregated fund deposits excluding variable annuities	12,646	12,703	13,020	12,278	11,156	12,250
Mutual fund deposits	9,441	6,755	8,426	9,169	5,983	8,040
Other fund deposits	532	626	534	517	553	502
Premiums and deposits excluding variable annuities and book value fixed deferred annuities	$24,815	$22,382	$24,061	$24,098	$19,709	$22,729
Variable annuities premiums and deposits	2,707	6,211	10,078	2,627	5,298	9,465
Book value fixed deferred annuities premiums	136	1,919	1,273	132	1,663	1,152
Total premiums and deposits	$27,658	$30,512	$35,412	$26,857	$26,670	$33,346

Funds under Management

Funds under management were US$188.0 billion, up 11 per cent from US$169.5 billion as at December 31, 2009. The increase was driven by a combination of investment returns and net policyholder cash flows.

Funds under Management

As at December 31,	Canadian $			US $
($ millions)	2010	2009	2008	2010	2009	2008
General fund	$33,026	$35,482	$39,581	$33,205	$33,903	$32,322
Segregated funds	120,021	113,440	99,133	120,673	108,389	80,952
Mutual funds	30,184	25,044	21,943	30,347	23,929	17,919
Other funds	3,742	3,477	3,279	3,762	3,322	2,677
Total funds under management	$186,973	$177,443	$163,936	$187,987	$169,543	$133,870

Moving Forward

U.S. Wealth Management will seek to continue the strong growth of its higher return fee based businesses, while continuing to offer consumer valued products in our annuity line. We will seek to accomplish this by capitalizing on our strong brand name, innovative and broad product offerings, expanding distribution opportunities and providing superior customer service, while maintaining strong financial discipline and risk management in the products we offer.

Retirement Plan Services will seek to continue its strong market presence in the small plan market segment and expand its presence into the mid-market through its extensive distribution footprint, leveraging product innovations such as a new online enrollment experience, new lifecycle investment options which allow participants to choose an investment glide path that suits their individual needs and extension of our current service excellence, removing additional administrative burdens from plan sponsors. We will also seek to grow assets of our in-force block of 1.7 million participants in more than 44,000 plans by launching a service to assist participants in consolidating their retirement assets into the John Hancock 401(k) plan and by increasing plan retention through a dedicated in-force relationship management team.

Mutual Funds will leverage the momentum from a record breaking 2010 by focusing on new distribution, product and marketing opportunities. Distribution resources have been expanded to support critical new sales channels such as Edward Jones and banks, as well as opportunities within the institutional, RIA and Defined Contribution Investment Only channels. Mutual Funds will continue to build innovative products, offering further depth and breadth through new fund adoptions, acquisitions or expansion of existing relationships enabling growth in market share. Mutual Funds will launch a new national advertising campaign with the goal to establish brand recognition of our asset management depth and capability.

Our annuity businesses will continue to provide secured retirement income solutions across a broad array of variable and fixed product offerings with growth expected to be modest as we focus on fee based product lines. We will continue to offer innovative retirement income solutions that address the real need of protecting our clients’ risk of outliving their retirement savings. We will expand our fixed products line with introductions of new fixed savings products that complement our existing market value adjusted product suite. We will continue to opportunistically seek growth in our institutional pension close out and structured settlement product segments.

2010 Annual Report	27

Reinsurance Division

Established in 1984, our Reinsurance Division has become one of North America’s leading providers of risk management solutions, specializing in retrocession. In simple terms, reinsurance is the transfer of all or part of certain risks related to policies issued by an insurance company to a reinsurer. Retrocession is reinsurance whereby a reinsurer assumes risk from other reinsurers.

Through offices in Canada, the United States, Belgium, Barbados, Germany, Singapore and Japan, the Reinsurance Division provides customer-focused solutions and innovative products in the following lines of business:

■

Life – offering retrocession of traditional life mortality or longevity risks; the Life reinsurance business line markets directly to leading life reinsurance companies, primarily in North America and Europe, leveraging long standing relationships with many of these companies;

■	Property and Casualty (“P&C”) – offering retrocession of traditional property catastrophe and aviation catastrophe risks; and

■

International Group Program (“IGP”) – offering international employee benefits management to multinational corporations and their affiliates through a global network of life insurance companies, called “Network Partners”.

While we no longer write new Accident & Health (“A&H”) or segregated fund guarantee business, Reinsurance Division actively manages a portfolio of A&H business and a block of segregated fund guarantees that have been in run-off for several years.

The Division contributes to the capital and financial management of the Company through designing and negotiating affiliate and external reinsurance solutions for other Divisions.

In 2010, Reinsurance Division contributed two per cent of the Company’s premiums and deposits.

Financial Performance

Reinsurance Division’s net income attributed to shareholders for the year 2010 was US$178 million, down 23 per cent from US$232 million reported in 2009. Included in the 2010 amount are net investment experience losses of US$20 million (2009 – US$51 million), as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items, net income attributed to shareholders declined US$85 million, primarily due to less favourable claims and lapse experience in Life Reinsurance compared to 2009.

Summary Statements of Operations

For the years ended December 31, ($ millions)	Canadian $			US $
	2010	2009	2008	2010	2009	2008
Revenue
Premium income	$972	$1,123	$1,091	$944	$987	$1,028
Investment income
Investment income	102	130	175	100	113	164
Realized and unrealized gains (losses) on assets supporting policy liabilities	43	74	(43)	40	68	(45)
Other revenue	26	24	24	25	20	23
Total revenue	$1,143	$1,351	$1,247	$1,109	$1,188	$1,170
Policyholder benefits	$870	$959	$1,002	$844	$841	$926
General expenses	44	49	51	43	42	48
Investment expenses	3	5	4	3	4	4
Commissions	1	–	2	1	–	2
Other	7	8	10	6	7	9
Total policy benefits and expenses	$925	$1,021	$1,069	$897	$894	$989
Income before income taxes	$218	$330	$178	$212	$294	$181
Income tax expense	(35)	(69)	(24)	(34)	(62)	(27)
Net income attributed to shareholders	$183	$261	$154	$178	$232	$154

Premiums

Premiums were US$944 million, down four per cent from US$987 million reported in 2009. Life Reinsurance premiums declined by nine per cent due to fluctuations in client reporting as well as an increase in the cost for experience refunds resulting from positive experience on contracts in surplus position. Higher sales volumes contributed to the increase in International Group Program premium income.

28	2010 Annual Report

Premiums

For the years ended December 31, ($ millions)	Canadian $			US$
	2010	2009	2008	2010	2009	2008
Life Reinsurance	$472	$574	$584	$459	$504	$548
Property and Casualty Reinsurance	75	84	68	72	74	63
International Group Program	425	465	439	413	409	417
Total premiums	$972	$1,123	$1,091	$944	$987	$1,028

Moving Forward

Reinsurance Division continues to pursue opportunities to expand relationships both with key business partners and promising sources of new business. Risk management is a key element of all Reinsurance Division processes, with emphasis on sound pricing of new business and effective performance monitoring and management of in-force business. Reinsurance Division continues to leverage its technical expertise in providing innovative solutions to meet customer needs.

Life

The continued contraction of the traditional excess of loss life retrocession market due to increases in insurer and reinsurer retention has reduced new business volumes to the point where lapses now exceed new business and, therefore, our in-force is starting to shrink. This trend may flatten for 2011 and onwards if there is an increase in M&A activity in the insurance industry driving demand for reinsurance in order to spread risk and attract capital to support these transactions. The Company’s life retrocession market leadership position along with its capital strength mean we are well positioned to respond to client needs and provide mutually attractive solutions on in-force and excess-of-retention opportunities.

P&C

Manulife’s Property and Casualty catastrophe business did not incur an insured catastrophe loss in 2010 in spite of large market losses such as the Chile quake, the Deep Water Horizon explosion and the Australian floods. There was some market softening of property and casualty reinsurance rates for 2011 renewals due to the level of capital available in the market. The Company reviews the single maximum natural catastrophe event risk aggregate on a regular basis in conjunction with the evaluation of our overall balance sheet risk and volatility. Subsequent to the end of 2010, a devastating mega earthquake and tsunami hit Japan in March 2011. Although no claims have been reported to date, we expect to incur a loss on the contracts exposed to Japanese risks. Given the strict risk limits on this block of business, we expect that the first quarter 2011 loss will not be more than $150 million as a result of this event and the impact will not be material to Manulife Financial’s 2011 annual results.

IGP

IGP’s strategic objectives are to maintain its leading position in the North American market while continuing to grow market share in Europe and Asia. There will be a continued focus on sound underwriting of the contracts and maintaining solid, long-term relationships with our Network Partners, clients and intermediaries.

2010 Annual Report	29

Corporate and Other

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation, settlement costs for macro equity hedges and other non operating items.

As at December 31, 2010 Corporate and Other accounted for six per cent of the Company’s funds under management.

Financial Performance

Corporate and Other reported a net loss attributed to shareholders of $2,906 million in 2010 compared to a net loss of $2,088 million in 2009.

Contributing to the loss in 2010 were charges related to changes in actuarial methods and assumptions of $2,072 million, the goodwill impairment of $1,039 million, provisions for tax settlements on leveraged lease investments of $98 million and macro equity hedges of $82 million. Partially offsetting these items were realized gain on AFS bonds of $570 million.

The loss of $2,088 million in 2009 included a charge for changes in actuarial methods and assumptions of $1,286 million and credit, OTTI and private equity impairments of $345 million. In addition, tax related provisions on leveraged lease investments amounted to $139 million; and changes in the Ontario tax rate resulted in a charge of $131 million.

Summary Statements of Operations

For the years ended December 31, (C$ millions)	2010	2009	2008
Revenue
Gross investment income	$1,603	$290	$455
Interest on surplus funds allocated to divisions	(788)	(965)	(1,270)
Other revenue	229	327	294
Total revenue	$1,044	$(348)	$(521)
General expenses	$500	$452	$421
Investment expenses, net	(10)	17	33
Commissions	–	2	1
Changes in actuarial methods and assumptions	2,948	1,626	(454)
Goodwill impairment	1,039	–	–
Other	511	336	(46)
Total policy benefits and expenses	$4,988	$2,433	$(45)
Loss before income taxes	$(3,944)	$(2,781)	$(476)
Income tax recovery	1,038	693	148
Net loss attributed to shareholders	$(2,906)	$(2,088)	$(328)

Funds under Management

Funds under management of $30.6 billion at December 31, 2010 include assets managed by Manulife Asset Management on behalf of institutional clients of $23.2 billion (2009 – $23.3 billion) and $7.6 billion (2009 – $9.8 billion) of the Company’s own funds. The decrease in the Company’s own funds is due to an increase in the assets allocated to the operating divisions and the impact of the strengthened Canadian dollar partially offset by proceeds from debt issuances during the year.

Funds under Management

As at December 31, (C$ millions)	2010	2009	2008
General fund	$7,570	$9,815	$11,298
Segregated funds – elimination of amounts held by the Company	(148)	(118)	(220)
Third party funds managed by Investment Division	23,170	23,342	24,016
Total funds under management	$30,592	$33,039	$35,094

30	2010 Annual Report

Investment Division

Manulife Financial’s Investment Division manages the invested assets of the Company’s general fund, or the on-balance sheet assets, and through Manulife Asset Management, manages assets for third party retail and institutional clients. We manage a broad range of investments including public and private bonds, public and private equities, mortgages, real estate, oil and gas, infrastructure, timber and agriculture properties. The Division has a physical presence in key financial centres around the world, including in the United States, Canada, Hong Kong, Japan, the United Kingdom, Australia, and throughout South-East Asia.

General Fund

General Fund Investment Philosophy

Our investment philosophy is rooted in a bottom-up approach to developing an asset mix that matches the needs of our policyholder liabilities. We do not limit our portfolio to fixed income investments, but hold a blend of assets that are expected to drive superior returns and risk reduction for our stakeholders (our risk management strategy with respect to investments is outlined in the Risk Management section of this report). We use this disciplined approach across all of our segments, and we do not chase yield in the riskier end of the fixed income market. This philosophy has resulted in a well diversified, high quality investment portfolio.

General Fund Assets

As at December 31, 2010, our general fund invested assets totaled $199.4 billion, up from $187.5 billion at the end of 2009 largely due to net business cash flows, market movement and other items, partially offset by a stronger Canadian dollar. The assets include a variety of asset classes that are highly diversified by geography and sector. This diversification has historically produced superior returns while reducing overall risk. As part of the Company’s initiative to reduce interest rate risk, holdings in long-term Treasury bonds, and thereby government bonds, have increased from December 31, 2009 to December 31, 2010. The following charts show the composition, as at December 31, 2010 and December 31, 2009, by asset class.

General Fund Assets

Public Bonds and Private Placement Debt

Of the Company’s public bond and private placement debt portfolio of $123.9 billion (2009 – $108.0 billion), 95 per cent are investment grade and 75 per cent are rated A or higher (2009 – 95 and 70 per cent, respectively). Overall, the percentage of AAA-rated public bonds has increased to 27 per cent (2009 – 20 per cent), largely attributable to the previously mentioned interest rate de-risking actions. The $22.3 billion (2009 – $22.9 billion) of private placement debt holdings provide diversification benefits (issuer, industry, and geography), and because they often provide stronger covenants and collateral than public bonds, they also provide better credit protection and potentially higher recoveries in the event of default.

2010 Annual Report	31

The following charts provide information on the credit quality of these assets, as at December 31, 2010 and December 31, 2009.

Public Bonds and Private Placement Debt

The high quality portfolio is also diversified by sector, industry, duration, issuer, and geography. The following table shows the distribution of the carrying value of the $101.6 billion of public bonds and $22.3 billion of private placement debt holdings (2009 – $85.1 billion and $22.9 billion, respectively) by sector and industry.

Public Bonds and Private Placement Debt

As at December 31, Per cent of carrying value	2010			2009
	Public	Private placement debt	Total	Public	Private placement debt	Total
Government and agency	42	17	38	31	15	28
Financial	18	10	17	23	11	20
Telecommunications	2	-	2	3	-	2
Utilities	11	28	14	13	25	16
Energy	7	8	7	8	6	8
Industrial	4	11	6	4	12	6
Securitized (ABS/MBS)	7	1	5	9	1	7
Consumer (non-cyclical)	3	10	4	3	12	5
Consumer (cyclical)	2	6	2	2	7	3
Basic materials	2	8	3	2	8	3
Technology	1	-	1	1	1	1
Media and internet	1	1	1	1	2	1
Total per cent	100	100	100	100	100	100

Gross Unrealized Losses

As at December 31, 2010, gross unrealized losses on our public bond and private placement debt holdings were $1.8 billion or two per cent of the amortized cost of these holdings (2009 – $2.4 billion or two per cent) of which $0.4 billion (2009 – $1.1 billion) relates to bonds trading below 80 per cent of cost for more than six months. Securitized assets represented $403 million of the gross unrealized losses and $345 million of the amounts trading below 80 per cent of cost for more than six months (2009 – $882 million and $761 million, respectively). The following chart shows the decline in gross unrealized losses from December 31, 2009 to December 31, 2010.

Gross Unrealized Losses

When adjusting for bonds held in the participating policyholder and other pass-through segments, as well as the provisions for credit included in the policy liabilities, the potential impact to shareholders’ pre-tax earnings for bonds trading at less than 80 per cent for greater than six months was approximately $287 million as at December 31, 2010.

32	2010 Annual Report

Securitized Assets

As at December 31, 2010, the Company had $6.6 billion of public securitized assets in public bonds representing three per cent of total invested assets (2009 – $7.4 billion and four per cent). The following table outlines the public securitized holdings by type and asset quality.

Securitized Assets

As at December 31, (C$ millions), Carrying value	2010				2009
	RMBS	CMBS	ABS	Total	Total
AAA	$114	$3,981	$1,081	$5,176	$6,182
AA	106	64	107	277	243
A	15	161	57	233	157
BBB	35	135	181	351	320
BB & below	212	224	147	583	545
Total public securitized assets	$482	$4,565	$1,573	$6,620	$7,447

Residential Mortgage Backed Securities (“RMBS”) as at December 31, 2010 were $482 million (2009 – $525 million) of which $226 million were sub-prime and $105 million were Alt-A holdings and originations were concentrated in the years 2005 and prior.

Commercial Mortgage Backed Securities (“CMBS”) holdings at December 31, 2010 were $4.6 billion (2009 – $5.1 billion), with approximately 87 per cent of holdings rated AAA, of which approximately 94 per cent are in the most senior class. By vintage or year of origination, 88 per cent of the CMBS holdings were from years 2005 and prior.

Asset Backed Securities (“ABS”) holdings as at December 31, 2010 were $1.6 billion (2009 – $1.8 billion) and were both highly rated and well diversified by sector.

Mortgages

As at December 31, 2010, mortgages represented 16 per cent (2009 – 16 per cent) of invested assets with 58 per cent of the mortgage portfolio invested in Canada (2009 – 57 per cent) and 42 per cent in the United States (2009 – 43 per cent). The overall portfolio is also diversified by geographic region, property type and borrower. 32 per cent (2009 – 29 per cent) of the total mortgage portfolio is insured by CMHC, Canada’s AAA rated government backed national housing agency, with 83 per cent (2009 – 78 per cent) of residential mortgages insured and 13 per cent (2009 – 29 per cent) of commercial mortgages insured. The following table shows the distribution of the carrying value of the mortgage portfolio by property type.

Mortgages

	2010		2009
As at December 31, (C$ millions)	Carrying value	% of total	Carrying value	% of total
Commercial
Multi family residential	$3,681	12	$3,850	13
Retail	5,883	19	5,993	19
Office	5,482	17	4,819	16
Industrial	3,183	10	3,442	11
Other commercial	2,950	9	2,774	9
	$21,179	67	$20,878	68
Manulife Bank single residential	9,003	28	7,901	26
Agriculture	1,634	5	1,920	6
Total mortgages	$31,816	100	$30,699	100

Commercial mortgages have been conservatively underwritten and accounted for 67 per cent (2009 – 68 per cent) of total mortgages. Geographically, 45 per cent are in Canada and 55 per cent in the United States. We are well diversified by property type and largely avoid risky segments of the market such as hotels, construction loans and second liens. As noted in the table below, the mortgages have low loan-to-value ratios, high debt-service coverage ratios and only a few loans in arrears.

Non-CMHC(1) Insured Commercial Mortgages

As at December 31, (C$ millions)	2010		2009
	Canada	U.S.	Canada	U.S.
Loan-to-Value ratio(2)	64%	64%	64%	64%
Debt-Service Coverage ratio(2)	1.47x	1.57x	1.53x	1.57x
Average duration	3.2 years	4.9 years	3.3 years	4.9 years
Average loan size	$4.5	$9.4	$4.0	$9.3
Loans in arrears(3)	0.00%	0.11%	0.00%	0.08%

(1)	CMHC is Canada Mortgage and Housing Corporation, Canada’s national housing agency. Also excludes Manulife Bank Commercial mortgage loans.

(2)	LTV and DSC are based on re-underwritten cash flows.

(3)	Arrears defined as over 90 days past due in Canada and over 60 days past due in the U.S.

2010 Annual Report	33

Real Estate

As at December 31, 2010, three per cent of the Company’s invested assets were held in real estate, with a carrying value of $6.4 billion (2009 – three per cent and $5.9 billion). The portfolio is diversified by geographic region, with 56 per cent located in the United States, 37 per cent in Canada and seven per cent in Asia (2009 – 56 per cent, 36 per cent, and eight per cent, respectively). The fair value of the portfolio was $6.7 billion as at December 31, 2010 (2009 – $6.3 billion). The high quality portfolio has virtually no leverage and is mostly premium urban office towers, concentrated in cities with stable growth and highly diverse economies in North America and Asia. The portfolio is well positioned with an average occupancy rate of 93.3 per cent (2009 – 92.8 per cent) and an average lease term of 5.7 years (2009 – 5.6 years). The following table shows the distribution of the carrying value and fair value of the real estate portfolio by property type.

Real Estate

As at December 31, (C$ millions)	2010			2009
	Fair value	Carrying value	% of total carrying value	Fair value	Carrying value	% of total carrying value
Office	$4,690	$4,425	70	$3,925	$3,614	61
Industrial	575	656	10	589	669	12
Company use	833	772	12	1,192	1,122	19
Other	640	505	8	637	492	8
Total real estate	$6,738	$6,358	100	$6,343	$5,897	100

Public Stocks

As at December 31, 2010, public stock holdings of $10.5 billion represented six per cent (2009 – five per cent) of invested assets. The portfolio is diversified by industry sector and issuer. As at December 31, 2010, $6.7 billion or 64 per cent of the stock portfolio was backing participating and pass-through segments (2009 – $6.0 billion and 62 per cent) and $3.8 billion or 36 per cent was supporting non-participating, non pass-through liability segments and surplus (2009 – $3.7 billion and 38 per cent). Geographically, 35 per cent (2009 – 40 per cent) is held in Canada, 28 per cent (2009 – 25 per cent) is held in the U.S. and the remaining 37 per cent (2009 – 35 per cent) is held in Asia, Europe and Other. Of the total portfolio, 64 per cent is actively managed with the remaining 36 per cent indexed (2009 – 65 and 35 per cent, respectively). The following charts show the distribution of the carrying value of stocks by segment.

Public Stocks

(C$ millions, unless otherwise noted)

(1)	Equities denoted as pass-through are held by the Company to support the yield credited on equity-linked investment funds for Canadian universal life products.

Other Investments

As at December 31, 2010, other investments represented three per cent (2009 – three per cent) of invested assets. The investments include private equity and mezzanine, power and infrastructure, oil and gas, timber, agriculture, affordable housing and other. Our alternative assets provide enhanced yields and provide a good match against our long duration liabilities, offering a diversification to traditional equity and bond markets. The following table shows the distribution of the carrying value of the other investments portfolio by sector and/or asset type.

34	2010 Annual Report

Other Investments

As at December 31, (C$ millions)		2010		2009
	Carrying value	% of total	Carrying value	% of total
Private equity and mezzanine debt	$1,655	27	$1,217	23
Power & infrastructure	1,680	27	1,540	29
Oil & gas	858	14	734	14
Timber	768	12	794	15
Agriculture	574	9	428	8
Affordable housing	519	8	545	10
Other	210	3	63	1
Total other investments	$6,264	100	$5,321	100
Other Notable Items

The Company has no material exposure to synthetic credit or credit default swap protection. Additionally, the Company does not take on any material credit or liquidity risk with its securities lending programs. The Company has also avoided highly structured and complex instruments, such as Structured Investment Vehicles (SIVs), Constant Proportion Debt Obligations (CPDOs), U.S. Home Equity Lines of Credit (HELOCs) and Synthetic Securities that have resulted in significant losses to other institutions.

Manulife Asset Management

In December 2010, MFC Global Investment Management changed its brand name to Manulife Asset Management globally. In order to leverage the well known John Hancock brand in the United States, Manulife Asset Management is using John Hancock Asset Management as a sub-brand when providing investment management services related to John Hancock wealth management products sold in the United States.

Manulife Asset Management is a leading global institutional asset manager providing a comprehensive range of investment management capabilities and investment solutions for institutional clients, such as pension plans, foundations, endowments and financial institutions. Manulife Asset Management also partners with Manulife’s and John Hancock’s Wealth Management groups to provide their retail clients with superior investment products, using Manulife Asset Management investment capabilities.

Operating through the organization’s global network in 17 countries and territories, with over 275 investment professionals, our business model combines the asset manager empowerment of a boutique environment with the resources and risk management rigor of a global asset manager backed by a financial services leader.

Assets Under Management

Assets managed for external clients by Manulife Asset Management and its affiliates grew by 71 per cent, or $75.2 billion as at December 31, 2010 compared to December 31, 2009. This was largely driven by the inclusion of $61 billion of asset allocation funds from our U.S. Wealth Management business, as we consolidated management of all asset allocation assets under Manulife Asset Management. This reorganization leverages all the expertise of our asset allocation professionals in a closely aligned organization. This, combined with strong retail sales and market performance gains somewhat offset by the negative impact of a stronger Canadian dollar, drove the increase year over year.

Assets Under Management

As at December 31 (C$ millions)	2010	2009(2)	2008(2)
Managed on behalf of Operating Divisions(1)	$158,163	$83,074	$69,309
Managed on behalf of Institutional clients	23,412	23,305	23,838
Total assets under management(3)	$181,575	$106,379	$93,147

(1)	Includes 49 per cent share of Manulife TEDA Fund Management Company Ltd., based on the joint venture ownership structure.

(2)	Amounts have been restated to be consistent with 2010 figures.

(3)	Represents total assets managed for external clients by Manulife Asset Management and its affiliates. In total, Manulife Asset Management manages $209 billion for external and internal clients.

Moving Forward

Manulife Asset Management expects to remain focused on providing strong and consistent risk-adjusted performance to our clients. Growth is expected to be achieved by leveraging our capabilities around the world, including cross-selling across regions and across asset classes, as well as by expanding our distribution reach and brand awareness.

Our focus on providing repeatable, long-term performance to our clients is evidenced by the increase in five and four-Morningstar rated funds as well as our leading position as the largest provider of timber investment management to institutional clients. As at December 31, 2010, Morningstar awarded us 41 five and four-star rated funds, up from 27 at the end of 2009.

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Risk Management

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. We manage these risks within an enterprise-wide risk management framework. Our goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. We seek to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations; by identifying, measuring and monitoring key risks taken; and by executing risk control and mitigation programs.

We employ an enterprise-wide approach to all risk taking and risk management activities globally. The enterprise risk management (“ERM”) framework sets out policies and standards of practice related to risk governance, risk identification, risk measurement, risk monitoring, and risk control and mitigation. With an overall goal of effectively executing risk management activities, we continuously invest to attract and retain qualified risk professionals, and to build, acquire and maintain the necessary processes, tools and systems.

We manage risk taking activities against an overall risk appetite, which defines the amount and type of risks we are willing to assume. Our risk appetite reflects the Company’s financial condition, risk tolerance and business strategies. The quantitative component of our risk appetite establishes total Company targets defined in relation to economic capital, regulatory capital required, and earnings sensitivity. We have further established targets for each of our principal risks to assist us in maintaining appropriate levels of exposures and a risk profile that is well diversified across risk categories. In 2010, we cascaded the targets for the majority of our principal risks down to the business level, to facilitate the alignment of business strategies and plans with the Company’s overall risk management objectives.

Individual risk management programs are in place for each of our broad risk categories: strategic, market, liquidity, credit, insurance and operational. To ensure consistency, these programs incorporate policies and standards of practice that are aligned with those within the enterprise risk management framework, covering:

■	Assignment of risk management accountabilities across the organization;

■	Delegation of authorities related to risk taking activities;

■	Philosophy and appetite related to assuming risks;

■	Establishment of specific risk targets or limits;

■	Identification, measurement, assessment, monitoring, and reporting of risks; and

■	Activities related to risk control and mitigation.

Risk Governance

The Board of Directors oversees the implementation by management of appropriate systems to identify and manage the principal risks of the Company’s business and periodically reviews and approves our enterprise risk policy, which includes our risk taking philosophy and overall risk appetite.

The Chief Executive Officer (“CEO”) is directly accountable to the Board of Directors for all risk taking activities and risk management practices, and is supported by the Company’s Chief Risk Officer (“CRO”) as well as by the Executive Risk Committee (“ERC”). Together, they shape and promote our risk culture and guide risk taking throughout our global operations and strategically manage our overall risk profile. The ERC, along with other executive-level risk oversight committees, establishes risk policies, guides risk taking activity, monitors significant risk exposures, and sponsors strategic risk management priorities throughout the organization. The Board and executive-level risk oversight committees and key elements of their mandates are presented below.

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Board and Committees

Executive Committees

Risk Committee – The Risk Committee is responsible for assisting the Board in its oversight of the Company’s management of its principal risks. The committee also assesses, reviews and approves policies, procedures and controls in place to manage risks and reviews the Company’s compliance with risk policies.

Audit Committee – Responsibilities of the Audit Committee include assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal controls over financial reporting, and the effectiveness of the Company’s compliance with legal and regulatory requirements.

Conduct Review and Ethics Committee – Oversees activities and risks related to conflicts of interest, confidentiality of information, customer complaints and related party transactions.

Management Resources and Compensation Committee – Oversees the Company’s global human resources strategy, policies, programs with a special focus on management succession, development and compensation, and related risks.

Executive Risk Committee – The ERC approves risk policies and oversees the execution of our enterprise risk management program. The committee monitors our overall risk profile, including key and emerging risks and guides risk-taking activities. As part of these activities, the ERC monitors material risk exposures, and sponsors strategic risk management priorities including overseeing risk reduction plans. The ERC also reviews and assesses the impact of business strategies, opportunities and initiatives on overall risk position.

Credit Committee – The Credit Committee establishes credit risk policies and oversees credit risk management. The Credit Committee monitors our overall credit risk profile, key and emerging risk exposures and risk management activities and ensures compliance with credit risk policies. The committee also approves large individual credits and investments.

Global Asset Liability Committee (“GALCO”) – The GALCO establishes market risk policies and oversees related market risk and asset liability management programs and practices. The committee monitors our overall market risk profile, key and emerging risk exposures and risk management activities as well as compliance with related policies. GALCO also approves target investment strategies.

Variable Annuity Hedging Oversight Committee (“VAHOC”) – The VAHOC oversees global variable annuity dynamic hedging operations. The committee reviews and approves hedging strategies and operational policies and procedures as well as hedge program performance and effectiveness. The committee monitors compliance with related policies.

Finance Committee – The Finance Committee oversees our capital management policy framework and provides direction on strategic issues affecting Manulife’s capital, solvency and balance sheet management. The committee monitors the adequacy and efficiency of the Company’s solvency position for consolidated and local entities on an actual and projected basis, recommending appropriate actions. It reviews capital stress testing and sensitivity analyses and approves principles of capital allocation to the businesses.

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Product Oversight Committee (“POC”) – The POC establishes product design and pricing policies, insurance risk policies and risk management standards of practice. The POC oversees the insurance risk management and Underwriting Risk Committee activities including retention management and monitors product design, and pricing, and insurance risk exposures and trends. A sub-group of the committee oversees approval of new product initiatives, new business reinsurance arrangements and material insurance underwriting initiatives.

Operational Risk Committee (“ORC”) – The ORC was recently formed and it establishes, reviews and approves policies related to operational risk. The committee oversees operational risk management and monitors operational risk exposures and trends.

Management across the organization are accountable for the risks within their business. Business unit general managers are responsible for ensuring their business strategies align with the Company’s risk taking philosophy, risk appetite and culture, for thoroughly evaluating and managing all risk exposures consistent with our enterprise risk policies and standards of practice, and for delivering returns commensurate with the level of risk assumed.

Corporate Risk Management (“CRM”), under the direction of the CRO, establishes and maintains our enterprise risk management framework and oversees the execution of individual risk management programs across the enterprise. CRM proactively partners with business units and seeks to ensure a consistent enterprise-wide assessment of risk, risk-based capital, and risk-adjusted returns.

Risk Identification, Measurement and Assessment

We have a common approach and process to identify, measure and assess the risks we assume. We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk-adjusted basis. Business units and functional groups are responsible for identifying and assessing risks arising from business activities on an ongoing basis, as an integral component of business management processes. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, and monitoring and reporting.

Risk exposures are evaluated using a variety of risk measures, with certain measures used across all risk categories, while others apply only to some risks or a single risk type. Risk measurement includes simple key risk indicators; stress tests, including sensitivity tests and scenario impact analyses; and stochastic scenario modeling. Qualitative risk assessments are performed for those risk types that cannot be reliably quantified.

We perform a variety of sensitivity tests on earnings, regulatory capital ratios, liquidity, economic capital and earnings at risk that consider significant, but plausible events. As required by regulations, through our Dynamic Capital Adequacy Testing (“DCAT”), we stress test our regulatory capital adequacy over a five year projected timeframe, incorporating both existing and projected new business activities, under a number of plausible adverse scenarios.

Economic capital measures the amount of capital needed to meet obligations with a high and pre-defined confidence level, determined using internal models. Our earnings at risk metric measures the potential variance from quarterly expected earnings at a particular confidence level, determined using internal models. Both economic capital and earnings at risk are measured enterprise-wide and are allocated by risk type and business. Economic capital and earnings at risk provide measures of enterprise-wide risk that can be aggregated, and compared, across business activities and risk types.

Risk Monitoring and Reporting

CRM oversees a formal process for monitoring and reporting on enterprise-wide risk exposures, discusses risk exposures with our various risk oversight committees, and submits requests for approval of any policy exceptions or remedial action plans, as required.

On a quarterly basis, the ERC, Board Risk Committee and Board of Directors review risk reports that present an overview of our overall risk profile and exposures across our principal risks. The reports incorporate both quantitative risk exposure measures and sensitivities and qualitative risk assessments. The reports also highlight key risk management activities and facilitate monitoring compliance with key risk policy targets and limits. The reports present information gathered through a formal risk identification and assessment process involving business unit general managers and their executive teams, as well as corporate executives overseeing global risk management of key risks. The ERC reviews key financial risk exposures and sensitivities monthly.

Our Chief Actuary presents the results of the DCAT to the Board of Directors annually. Our Internal Auditor reports the results of internal audits of risk controls and risk management programs to the Audit Committee semi-annually. Management reviews the implementation of key risk management strategies, and their effectiveness, with the Risk Committee annually.

Risk Control and Mitigation

Risk control activities are in place throughout the Company to mitigate risks to within approved risk targets or limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company and such controls are an integral part of day to day activity, business management and decision making.

CRM establishes and oversees formal review and approval processes, involving independent individuals, groups or risk oversight committees, for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authority for assuming risk at the transaction level is delegated to specific individuals based on their skill, knowledge and experience.

Risk mitigation activities, such as product and investment portfolio management, hedging, reinsurance and insurance protection are used to assist in managing our aggregate risk to within our risk appetite, targets and limits. Internal controls within the business units and corporate functions mitigate our exposure to operational risks.

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The following sections describe the key risks and associated risk management strategies for each of our broad risk categories (strategic, market, liquidity, credit, insurance and operational).

Strategic Risk

Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.

Key Risk Factor Overview

Manulife Financial operates in highly competitive markets and competes for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our product features, service levels, prices, and our financial strength ratings and reputation. External business, economic, political, tax, legal and regulatory environments can significantly impact the products and services we can offer, and their price and attractiveness. Erosion of our corporate image by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, may cause damage to our franchise value.

Risk Management Strategy

The CEO and Executive Committee establish and oversee execution of business strategies, and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

■	Strategic business, risk and capital planning that is reviewed with the Board of Directors;

■	Detailed business planning that is executed by divisional management and is reviewed by the CEO, the Chief Financial Officer and the CRO;

■	Quarterly operational performance and risk reviews of all key businesses with the CEO and annual reviews with the Board of Directors;

■	Risk-based capital attribution and allocation designed to encourage a consistent decision-making framework across the organization; and

■	Review and approval of acquisitions and divestitures by the CEO and, where appropriate, the Board of Directors.

The CEO and Executive Committee are ultimately responsible for our reputation; however, our employees and representatives are responsible for conducting their business activities in a manner that upholds our reputation. This responsibility is reinforced by:

■	An enterprise-wide reputation risk policy that specifies the oversight responsibilities of the Board and the responsibilities of executive management;

■	Communication to and education of all directors, officers, employees and representatives, including our Code of Business Conduct and Ethics;

■	Application of a set of guiding principles in conducting all our business activities, designed to protect and enhance our reputation; and

■	Reputation risk assessments considered as part of business strategy development and execution.

The following is a further description of key strategic risk factors.

Business Strategy

We regularly review and adapt our business strategies and plans in consideration of changes in the external business, economic, political and regulatory environments in which we operate. Key elements of our business strategy include diversifying our business mix, accelerating growth of those products that have a favourable return on capital and better potential outcomes under a range of economic and policyholder behaviour scenarios, and reducing or withdrawing from products with unattractive risk profiles. Our strategy also incorporates a plan to systematically hedge our in-force public equity and interest rate risks over time. We have designed our business plans and strategies to align with our risk appetite, capital and financial performance objectives. However, the economic environment may remain volatile and our regulatory environment will continue to evolve, potentially with higher capital requirements. Further, the attractiveness of our product offerings relative to our competitors will be influenced by competitor actions as well as our own, and the requirements of the regulatory regimes they operate under. For these and other reasons, there is no certainty that we will be successful in implementing our business strategies or that these strategies will achieve the objectives we target.

Regulatory and Capital Requirements

MFC is a holding company with no significant operations and its principal assets are the shares of its regulated insurance subsidiaries. These subsidiaries are subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries rather than investors. These laws and regulations include regulatory restrictions which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC. As a result of the global financial crisis, financial authorities and regulators in many countries are reviewing their capital requirements and considering potential changes.

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While the impact of these changes is uncertain, we anticipate that regulators, rating agencies and investors will expect higher levels of capital going forward. These changes could further limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a significantly adverse effect on MFC’s capital mobility, including its ability to pay dividends to shareholders, buy back its shares and service its debt.

The Office of the Superintendent of Financial Institutions (“OSFI”) has been considering a number of changes, including establishing methodologies for evaluating standalone capital adequacy for Canadian operating life insurance companies, such as MLI and updates to its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC. In addition, OSFI is working on revisions to the capital requirements for in-force segregated fund guarantees, market, credit and insurance risk. Changes in regulatory capital guidelines for banks under the Basel Accord or for European insurance companies under Solvency II may also have implications for Canadian insurance companies. The timing and outcome of these initiatives is uncertain and could have a significantly adverse impact on the Company or on our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

OSFI issued an advisory on December 14, 2010 containing new minimum calibration criteria for determining capital requirements for guarantees of segregated fund business written on or after January 1, 2011. The new calibration criteria will increase capital requirements on these products and our 2011 product offerings will be developed and priced taking into account these new rules. The new minimum calibration criteria are not expected to materially impact capital requirements on in-force business written prior to 2011.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”)

Dodd-Frank creates a new framework for regulation of over-the-counter (“OTC”) derivatives which could affect those activities of the Company which use derivatives for various purposes, including hedging equity market, interest rate and foreign currency exposures. Dodd-Frank will require certain types of OTC derivative transactions to be executed through a centralized exchange or regulated facility and be cleared through a regulated clearinghouse. The legislation could also potentially impose additional costs, including new capital and margin requirements, and additional regulation on the Company. Conversely, increased capital or margin requirements imposed on our counterparties to derivative transactions could reduce our exposure to the counterparties’ default. We cannot predict the effect of the legislation on our hedging costs, our hedging strategy or its implementation, or whether Dodd-Frank will lead to an increase or decrease in or change in composition of the risks we hedge.

In addition, pursuant to Dodd-Frank, in January 2011, the Financial Stability Oversight Council (“FSOC”) released a proposed rule outlining the criteria that will inform the FSOC’s designation of non-bank financial institutions as “systemically important” and the procedures the FSOC will use in the designation process. If designated, the largest, most interconnected and highly-leveraged companies would face stricter prudential regulation, including higher capital requirements and more robust consolidated supervision. At this stage, OSFI has not announced similar rules, and for financial institutions (such as MFC) whose home regulator is outside of the United States, the FSOC’s proposed rule recognizes the need for outreach and coordination with the home regulator, as well as the need to avoid overlapping and conflicting regulations. Although there are good arguments why neither MFC nor any of its subsidiaries should be designated as systemically important by the FSOC, OSFI or any other regulator, at this stage we cannot predict the outcome of this regulatory initiative.

International Financial Reporting Standards (“IFRS”)

On July 30, 2010, the International Accounting Standards Board (“IASB”) issued its Insurance Contracts (Phase II) Exposure Draft, with a comment period that ended November 30, 2010. The Exposure Draft outlined a proposed framework for a single accounting standard for the measurement of insurance contract liabilities to be applied across all jurisdictions adopting IFRS as published by the IASB.10 The insurance contracts accounting policy proposals being considered by the IASB, in particular the discount rate for the measurement of insurance liabilities, are not consistent with our business model because they do not align the measurement of insurance liabilities with the assets that support the payment of those liabilities. Therefore, the standard as proposed and if implemented may lead to a large initial increase in reported insurance liabilities and potentially our required regulatory capital upon adoption, and may create significant ongoing volatility in our reported results and potentially our regulatory capital particularly for long duration guaranteed products. This mismatch between the underlying economics of our business and reported results and potentially our capital requirements could have significant unintended negative consequences on our business model which would potentially affect our customers, shareholders and the capital markets. We believe the accounting rules under discussion could put Canadian insurers at a significant disadvantage relative to their U.S. and global peers, and also to the banking sector in Canada. We, along with the Canadian insurance industry and other interested parties, provided comments and input to the IASB on their proposals. As a result of the preliminary comments received and other outreach activities conducted, the IASB has indicated that they will reconsider their proposals for the determination of the appropriate discount rate for the measurement of insurance contract liabilities contained in the Exposure Draft. The insurance industry in Canada is also currently working with OSFI and the federal government with respect to the potential impact of these proposals on Canadian insurance companies, and the industry is urging policymakers to ensure that any future accounting and capital proposals appropriately consider the underlying business model of a life insurance company and in particular, the implications for long duration guaranteed products which are much more prevalent in North America than elsewhere.

Ratings

The Company has received security ratings from approved rating organizations on its outstanding medium-term notes, outstanding Tier 1 hybrid capital and its outstanding series of preferred shares. In addition, the Company and its primary insurance operating subsidiaries have received financial strength/claims paying ratings. Our ratings could be adversely affected if, in the view of the rating organizations, there is deterioration in our financial flexibility, operating performance, or risk profile. Adverse ratings changes could have a negative impact on future financial results.

[10]	The current standard, IFRS 4 Insurance Contracts, allows each jurisdiction to determine its own liability measurement practices.

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Reputation

The Company’s reputation is one of our most valuable assets. Our corporate image may be eroded by adverse publicity, as a result of our business practices or those of our employees, representatives and business partners, potentially causing damage to our franchise value. A loss of reputation is often a consequence of some other risk control failure whether associated with complex financial transactions or relatively routine operational activities. As such, reputation risk cannot be managed in isolation from other risks.

Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate and credit spread changes, and from adverse foreign currency rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative non-fixed income investments.

Market Risk Management Strategy Overview

Our overall strategy to manage our market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from our businesses. At an enterprise level, these strategies are designed to manage our aggregate exposures to market risks against economic capital, regulatory required capital and earnings at risk targets.

The following table outlines our key market risks and identifies the risk management strategies which contribute to managing these risks.

	Publicly Traded Equity Performance Risk	Interest Rate Risk	Alternative Non-Fixed Income Asset Performance Risk	Foreign Exchange Risk
Product Design and Pricing	X	X	X	X
Variable Annuity Guarantee Dynamic Hedging	X	X		X
Macro Equity Risk Hedging	X			X
Asset Liability Management	X	X	X	X
Foreign Exchange Management				X

These strategies are described more fully under the section “Market Risk Management Strategies” in the pages that follow.

In 2010, we refined our risk reduction plans in order to further reduce our exposure to public equity risk and interest rate risk through a combination of time-scheduled and market-trigger based actions. The refined plans established a goal of executing additional hedges so that approximately 60 per cent of our underlying earnings sensitivity11 to public equity market movements is offset by hedges by the end of 2012 and approximately 75 per cent of our underlying earnings sensitivity to public equity market movements is offset by hedges by the end of 2014. In addition, we expect to take actions that would further reduce our interest rate exposures as measured by the sensitivity of shareholders’ net income to a 100 basis point decline in interest rates, by approximately one-quarter by the end of 2012 and by approximately one-half by the end of 2014. Those targets translate to a sensitivity of net income attributed to shareholders of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.

As part of our risk reduction plans, we implemented a new macro equity risk hedging strategy designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. We shorted approximately $5 billion of equity futures contracts in the fourth quarter of 2010. Throughout 2010, we also initiated dynamic hedging on $19 billion of in-force guarantee value and continued to dynamically hedge virtually all new variable annuity business written. By December 31, 2010, approximately 55 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 35 per cent at December 31, 2009. The business dynamically hedged at December 31, 2010 comprised 50 per cent of the variable annuity guarantee values, net of amounts reinsured, and generated 35 per cent of the underlying reserve sensitivity to equity market movements from variable annuities, net of amounts reinsured. As a result of these hedges, as at December 31, 2010 approximately 50 per cent of our underlying earnings sensitivity to equity market movements was estimated to be offset by hedges.11

To reduce interest rate risk, we lengthened the duration of our fixed income investments in both our liability and surplus segments by investing cash and trading shorter term bonds for longer term bonds, and by executing lengthening interest rate swaps. These actions, offset by the changes in interest rates and the impact of updates to policyholder liability assumptions during the year, contributed to a net reduction in the sensitivity of net income attributed to shareholders to declines in interest rates.

Other risk reduction actions taken during 2010 include re-pricing and de-risking guaranteed benefit insurance products in Canada and the U.S., and launching new insurance products with lower or limited guarantees. We also launched a lower risk variable annuity product in Japan, an initiative that followed the redesign and re-pricing of our North American variable annuities in 2009. The changes made to our product portfolio have facilitated a desired and ongoing shift in our new business to lower risk product lines with higher profit margins.

[11]	Underlying earnings sensitivity is defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants. For a 10 per cent equity market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity policy liabilities.

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Key Risk Factors

Publicly Traded Equity Performance Risk

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with off-balance sheet products, asset based fees, investments in publicly traded equities supporting general fund products and surplus investments in publicly traded equities.

For off-balance sheet segregated funds or variable annuities, a sustained decline in public equity markets would likely increase the cost of guarantees and reduce asset based fee revenues. A sustained increase in equity market volatility would likely increase the costs of hedging the guarantees provided.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income attributed to shareholders. In addition, to the extent publicly traded equities are held as AFS, other than temporary impairments that arise will reduce income.

Interest Rate Risk

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, off-balance sheet products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and must be re-invested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in net income. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in net income. In addition, decreases in corporate bond spreads and increases in swap spreads will result in an increase in policy liabilities and a reduction in net income. An increase in corporate bond spreads and a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

For off-balance sheet segregated funds or variable annuities, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

Alternative Non-Fixed Income Asset Performance Risk

Alternative non-fixed income asset performance risk arises from general fund investments in commercial real estate, timber properties, agricultural properties, oil and gas properties, and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future policy cash flows in alternative non-fixed income assets, a decline in the value of these assets relative to other assets could require us to change the investment mix assumed for future cash flows, increasing policy liabilities.

Foreign Exchange Risk

Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens, reported earnings would decline and our reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, our regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect, and would increase reported Canadian dollar earnings and shareholders’ equity, and would potentially increase our regulatory capital ratios.

Market Risk Management Strategies

Product Design and Pricing

Our product design and pricing standards and guidelines are designed to help ensure our product offerings align with our risk taking philosophy and tolerances, and in particular, that incremental risk generated from new sales aligns with our strategic risk objectives and risk targets. The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies help to mitigate the level of underlying risk. We regularly review and modify all key features within our product offerings, including premiums and fee charges with a goal of meeting both profit and risk targets.

42	2010 Annual Report

During 2010, we continued to make changes to our variable annuity and certain long duration guaranteed benefit product offerings. The changes are intended to reduce risks related to movements in public equity markets and interest rates and improve product margins. Although we continue to support long-term guaranteed liabilities with alternative non-fixed income assets, pricing of new product offerings assume a lower portion of assets invested in this category.

Alternative long duration insurance products with lower or more limited investment related guarantees are being developed across the Company for launch throughout 2011. In addition, price increases on new business have recently been implemented on our U.S. universal life no-lapse guarantee product, U.S. long-term care insurance and Canadian level cost of insurance universal life product lines. Variable annuity offerings continued to be de-risked in 2010, particularly in Japan, and virtually all new business sold continues to be dynamically hedged.

Variable Annuity Guarantee Dynamic Hedging Strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital, to both public equity and bond fund performance and interest rate movements. The objective of the dynamic hedging strategy is to offset as closely as possible, the change in our internally defined economic value of guarantees, with the profit and loss from our hedge asset portfolio. The internal economic value of guarantees moves in close tandem with, but not exactly as, our variable annuity guarantee policy liabilities, as it reflects best estimate liabilities and does not include any liability provisions for adverse deviations.

Our current hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and execute lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance (delta) and interest rate movements (rho) arising from variable annuity guarantees. We dynamically rebalance these hedge instruments as market conditions change, and the liability delta and rho change, in order to maintain the hedged position within established limits. We may consider the use of additional hedge instruments opportunistically in the future.

We employ dynamic hedging for virtually all new variable annuity guarantee business when written, or as soon as practical thereafter, and just over half of our in-force variable annuity guarantee values were dynamically hedged as at December 31, 2010. We intend to initiate dynamic hedging for incremental amounts of in-force business not dynamically hedged as market conditions meet our criteria. Public equity risk arising from business not dynamically hedged is managed through our macro equity risk hedging strategy and interest rate risk arising from variable annuity business not dynamically hedged is managed within our asset liability management strategy. During 2010, we initiated dynamic hedging on an additional $19 billion of in-force variable annuity guarantee value.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

■	Policyholder behaviour and mortality experience is not hedged;

■	Provisions for adverse deviation in the policy liabilities are not hedged;

■	A portion of interest rate risk is not hedged;

■	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

■	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

■	Unfavourable realized equity and interest rate volatilities and their correlations may result in higher than expected rebalancing costs; and

■	Not all other risks are hedged.

The risks related to the variable annuity dynamic hedging strategy are expanded on below.

Policy liabilities and MCCSR required capital for variable annuity guarantees are determined using long-term forward-looking estimates of volatilities and have no sensitivity to quarterly changes in implied market volatilities. These long-term forward-looking volatilities assumed for policy liabilities and required capital meet the Canadian Institute of Actuaries and OSFI calibration standards. To the extent that realized equity or interest rate volatilities in any quarter exceed the assumed long-term volatilities, or correlations between interest rate changes and equity returns are higher, there is a risk that rebalancing will be greater and more frequent, resulting in higher hedging costs.

The level of guarantee claims ultimately paid will be impacted by policyholder longevity and policyholder activity including the timing and amount of withdrawals, lapses and fund transfers. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder activity, since the impact of actual longevity and policyholder experience variances cannot be hedged using capital markets instruments.

The variable annuity guarantee dynamic hedging strategy exposes the Company to additional risks. The strategy relies on the execution of derivative transactions in a timely manner and, therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as markets and interest

2010 Annual Report	43

rates increase. The dynamic hedging strategy is highly dependent on complex systems and mathematical models that are subject to error, which rely on forward looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the dynamic hedging strategy there may be additional, unidentified risks that may negatively impact our business and future financial results.

There can be no assurance that the Company’s exposure to public equity performance and movements in interest rates will be reduced to within established targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Macro Equity Risk Hedging

The macro equity risk hedging strategy was initiated in the second half of 2010 and is designed to hedge a portion of our earnings sensitivity to public equity markets movements arising from the following sources in order to maintain our overall earnings sensitivity to public equity market movements below targeted levels:

■	Variable annuity guarantees not dynamically hedged;

■	Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged;

■	General fund equity holdings backing non-participating liabilities;

■	Variable life insurance;

■	Variable annuity fees not associated with guarantees; and

■	Fees on segregated funds without guarantees, mutual funds and institutional assets managed.

We currently execute our macro equity risk hedging strategy by shorting equity futures and executing currency futures, and rolling them over at maturity. We may consider the use of alternative long maturity instruments opportunistically in the future. The notional value of equity futures contracts that were shorted as part of our macro equity risk hedging strategy as at December 31, 2010 was approximately $5 billion. Management intends to increase the amount of macro equity hedges on a time-scheduled and market-trigger basis. Management also intends to increase the amount of hedges in order to maintain our overall earnings sensitivity to equity market movements below targeted levels should markets decline.

The macro equity risk hedging strategy exposes the Company to risks. The strategy relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to the risk of increased funding and collateral demands which may become significant as markets increase.

Asset Liability Management Strategy

Our asset liability management strategy is designed to help ensure that the market risks embedded in our assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained below targeted levels. The embedded market risks include risks related to the level and movement of interest rates and credit spreads, public equity market performance, alternative non-fixed income asset performance and foreign exchange rate movements.

General fund product liabilities are segmented into groups with similar characteristics that are supported by specific asset segments. Each segment is managed to a target investment strategy appropriate for the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. Similar strategies are established for assets in the Company’s surplus account. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

We employ matching mandates, target return mandates or a combination of both in managing the assets in each segment. Matching mandates invest in fixed income assets such as publicly traded bonds, private debt and mortgages and seek to match the term profile of the liabilities, subject to the assets available in investment markets. Target return mandates invest a portion in a diversified basket of alternative non-fixed income assets with the remainder invested in fixed income assets and seek to generate returns sufficient to support either guaranteed obligations or to maximize policyholder dividends or credited rates subject to risk and capital constraints for products that generally pass-through investment returns to policyholders. We manage overall allocations to alternative non-fixed income assets to reflect our risk tolerances.

We group our liabilities into four broad categories:

■

Guaranteed products with premiums and benefits that are not adjusted with changes in investment returns and interest rates. We use a combination of matching and target return mandates with the matching mandates supporting obligations within the term period for which fixed income assets are generally available in investment markets.

44	2010 Annual Report

■

Adjustable products which have benefits that are generally adjusted as interest rates and investment returns change, but which have minimum credited rate guarantees. These tend to be supported by target return mandates although segments supporting shorter term liabilities may use matching mandates.

■

Variable annuity guarantee liabilities with benefits and liability amounts that fluctuate significantly with performance of the underlying segregated funds. These tend to be supported by matching mandates.

■	Non-insurance liabilities which are commingled with the assets held in our surplus account. These tend to be supported by a combination of mandates.

In our general fund, we limit concentration risk associated with non-fixed income asset performance by investing in a diversified basket of assets including public and private equities, commercial real estate, timber and agricultural properties, and oil and gas assets. We further diversify risk by managing publicly traded equities and alternative non-fixed income asset investments against established targets and limits, including for industry type and corporate connection, commercial real estate type and geography, and timber and agricultural property geography and crop type.

Authorities to manage our investment portfolios are delegated to investment professionals who manage to benchmarks derived from the target investment strategies established for each segment, including interest rate risk tolerances. Interest rate risk exposure measures are monitored and communicated to portfolio managers with frequencies ranging from daily to annually, depending on the type of liability. Asset portfolio rebalancing, accomplished using cash investments or derivatives, may occur at frequencies ranging from daily to monthly, depending on our established risk tolerances and the potential for changes in the profile of the assets and liabilities.

Our asset liability management strategy incorporates a wide variety of risk measurement, risk mitigation and risk management and hedging processes. The liabilities and risks to which the Company is exposed, however, cannot be completely matched or hedged due to both limitations on instruments available in investment markets and uncertainty of policyholder experience and consequent liability cash flows.

Foreign Exchange Risk Management Strategy

Our foreign exchange risk management strategy is designed to hedge the sensitivity of our regulatory capital ratios to movements in foreign exchange rates. In particular, the objective of the strategy is to offset within acceptable tolerance levels, changes in required capital with changes in available capital that result from movements in foreign exchange rates. These changes occur when assets and liabilities related to business conducted in currencies other than Canadian dollars is translated to Canadian dollars at period ending exchange rates.

Our policy is to generally match the currency of our assets with the currency of the liabilities they support, and similarly, we have a policy of generally matching the currency of the assets in our shareholders’ equity account to the currency of our required capital. Where assets and liabilities are not matched, forward contracts and currency swaps are used to stabilize our capital ratios and our capital adequacy relative to economic capital, when foreign exchange rates change.

We have established target levels of risk exposure, measured in terms of potential changes in capital ratios due to foreign exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models. We utilize a Value-at-Risk (“VaR”) methodology quarterly to estimate the potential impact of currency mismatches on our capital ratios.

While our risk management strategy is designed to stabilize capital adequacy ratios, the sensitivity of reported shareholders’ equity and income to foreign exchange rate changes is not hedged.

Sensitivities and Risk Exposure Measures

Caution Related to Sensitivities

In the sections that follow, we have provided sensitivities and risk exposure measures for certain risks. These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or shareholders’ economic value will be as indicated.

Variable Annuity and Segregated Fund Guarantees

Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

2010 Annual Report	45

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees gross and net of reinsurance, and net of the business dynamically hedged.

Variable Annuity and Segregated Fund Guarantees

As at December 31, (C$ million)	2010			2009
	Guarantee value	Fund value	Amount at risk (4)	Guarantee value	Fund value	Amount at risk (4)
Guaranteed minimum income benefit(1)	$8,202	$6,359	$1,856	$9,357	$6,834	$2,535
Guaranteed minimum withdrawal benefit	62,382	57,331	6,391	58,077	51,669	7,962
Guaranteed minimum accumulation benefit	23,902	25,152	1,980	24,749	25,190	2,213
Gross living benefits(2)	$94,486	$88,842	$10,227	$92,183	$83,693	$12,710
Gross death benefits(3)	16,279	12,736	2,813	18,455	13,282	4,414
Total gross of reinsurance & hedging	$110,765	$101,578	$13,040	$110,638	$96,975	$17,124
Living benefits reinsured	$7,108	$5,506	$1,611	$8,012	$5,818	$2,200
Death benefits reinsured	4,924	4,070	1,052	5,985	4,639	1,577
Total reinsured	$12,032	$9,576	$2,663	$13,997	$10,457	$3,777
Total, net of reinsurance	$98,733	$92,002	$10,377	$96,641	$86,518	$13,347
Living benefits dynamically hedged	$44,606	$44,827	$2,685	$24,399	$24,137	$1,782
Death benefits dynamically hedged	4,685	3,032	424	481	317	10
Total dynamically hedged	$49,291	$47,859	$3,109	$24,880	$24,454	$1,792
Living benefits retained	$42,772	$38,509	$5,931	$59,772	$53,738	$8,728
Death benefits retained	6,670	5,634	1,337	11,989	8,326	2,827
Total, net of reinsurance & dynamic hedging	$49,442	$44,143	$7,268	$71,761	$62,064	$11,555

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liability established for these benefits was $3,101 million at December 31, 2010 (2009 – $1,671 million). These policy liabilities include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $2,083 million at December 31, 2010 (2009 – $1,738 million). The policy liabilities for the hedged business were $1,018 million at December 31, 2010 (2009 – $(67) million). The increase in the policy liabilities for the hedged business was primarily due to the change in the value of the dedicated hedge asset portfolio and the adverse impact from basis changes. The year over year increase in policy liabilities related to the unhedged business was due primarily to the adverse impacts from basis changes and interest rate movements, offset by the favourable impact of improved public equity markets.

Variable Contracts with Guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment categories for variable contracts with guarantees

Investment category

As at December 31, (C$ millions)	2010	2009
Equity funds	$37,258	$35,883
Balanced funds	57,376	53,588
Bond funds	10,407	9,810
Money market funds	2,796	3,497
Other fixed interest rate investments	1,565	1,717
Total	$109,402	$104,495

Publicly Traded Equity Performance Risk

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity policy liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on

46	2010 Annual Report

shareholders’ net income. We assume that for a 10, 20 and 30 per cent decrease in the market value of public equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of public equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

Exposures at December 31, 2010 declined as compared to December 31, 2009 primarily due to improvements in global equity markets, the additional in-force variable annuity business we initiated dynamic hedging for, and the implementation of our macro equity risk hedging strategy. The increases in the policy liabilities as a result of our annual review of policy valuation assumptions and impact of currency movements partially offset these changes.

As at December 31, 2010 the change in the value of the hedge assets was estimated to offset 50 per cent of the underlying impact on net income attributed to shareholders12 from a 10 per cent decline in publicly traded equity value (2009 – nine per cent), assuming that the change in value of the dynamic hedge assets does not completely offset the change in the related variable annuity guarantee liabilities. The Company targets to have hedge assets mitigate 60 per cent of the underlying impact by the end of 2012 and 75 per cent of the underlying impact by the end of 2014.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2010
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(4,840)	$(2,940)	$(1,300)	$1,010	$1,830	$2,300
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(270)	(180)	(90)	100	200	300
Total underlying sensitivity	$(5,380)	$(3,300)	$(1,480)	$1,200	$2,210	$2,870
Impact of hedge assets
Impact of macro hedge assets	$1,270	$850	$420	$(420)	$(850)	$(1,270)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	1,680	980	400	(260)	(440)	(560)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$2,950	$1,830	$820	$(680)	$(1,290)	$(1,830)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,930)	$(1,710)	$(740)	$460	$810	$870
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	55%	55%	55%	57%	58%	64%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	46%	48%	50%	62%	63%	70%

(1)	See “Caution Related to Sensitivities” above.

(2)

Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)

This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

[12]

Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

2010 Annual Report	47

As at December 31, 2009
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(4,510)	$(2,720)	$(1,220)	$940	$1,450	$1,650
Asset based fees	(240)	(160)	(80)	80	160	240
General fund equity investments(4)	(280)	(160)	(60)	90	180	270
Total underlying sensitivity	$(5,030)	$(3,040)	$(1,360)	$1,110	$1,790	$2,160
Impact of hedge assets
Variable annuity dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the hedged guarantee policy liabilities	660	370	160	(140)	(260)	(350)
Net impact assuming the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(4,370)	$(2,670)	$(1,200)	$970	$1,530	$1,810
Impact of assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(200)	(90)	(40)	(20)	(60)	(110)
Net impact assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	$(4,570)	$(2,760)	$(1,240)	$950	$1,470	$1,700
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges completely offset related liability changes	13%	12%	12%	13%	15%	16%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges do not completely offset related liability changes(4)	9%	9%	9%	14%	18%	21%

(1)	See “Caution Related to Sensitivities” above.

(2)

Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at December 31, 2009, but before the offset of hedge assets or other risk mitigants (which were the same as those as at September 30, 2010).

(3)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedges is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

(4)

This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging.

As at December 31, (C$ millions)	2010	2009
For variable annuity guarantee dynamic hedging strategy(1)	$4,200	$1,900
For macro equity risk hedging strategy	5,100	–
Total	$9,300	$1,900

(1)	Reflects net short and long positions for exposures to similar exchanges.

Potential impact on shareholders’ economic value13 arising from changes to public equity returns

The impact on shareholders’ economic value resulting from an immediate 10, 20 and 30 per cent decline in market values of publicly traded equities was estimated as a decrease of $750 million, $1,700 million and $2,810 million, respectively, as at December 31, 2010 ($1,180 million, $2,570 million and $4,200 million as at December 31, 2009). The impact on shareholders’ economic value resulting from an immediate 10, 20 and 30 per cent increase in market values of publicly traded equities was estimated as a gain of $620 million, $1,170 million and $1,690 million, respectively, as at December 31, 2010 ($1,040 million, $2,020 million and $2,910 million as at December 31, 2009).

The impact on shareholders’ economic value arising from off-balance sheet products is calculated as the change in the after-tax net present value of projected future best estimate guaranteed benefit payments, reinsurance settlements and fee income and expenses, discounted at market yields. As it relates to variable product guarantees, this net present value is calculated as the average across many investment return scenarios. The impact on shareholders’ economic value arising from each of general fund equity holdings and macro hedge assets is calculated as the after-tax change in the market value of the equity holdings and macro hedge assets, respectively. We use the same assumptions with respect to the amount of the change in policy liabilities related to dynamically hedged variable annuities that is offset by hedge assets as outlined above. Actual experience may vary from these assumptions.

[13]	Shareholders economic value is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

48	2010 Annual Report

Changes in equity markets impact our available and required components of the MCCSR ratio. The following table shows the potential impact to MLI’s MCCSR ratio resulting from changes in public equity market values, assuming that the change in the value of the hedge assets does not completely offset the change of the related variable annuity guarantee liabilities.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (1) ,(2)

As at December 31,	2010						2009
(percentage points)	-30%	-20%	-10%	10%	20%	30%	-30%	-20%	-10%	10%	20%	30%
Impact on MLI MCCSR	(27)	(16)	(7)	7	15	24	(42)	(25)	(11)	13	25	32

(1)	See “Caution Related to Sensitivities” above.
(2)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

Interest Rate Risk

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities. We also assume no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1)

As at December 31, (C$ millions)	2010		2009
	-100bp	+100bp	-100bp	+100bp
General fund products(2)	$(1,400)	$1,200	$(1,900)	$1,500
Variable annuity guarantees(3)	(400)	300	(300)	100
Total	$(1,800)	$1,500	$(2,200)	$1,600

(1)	See “Caution Related to Sensitivities” above.
(2)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(3)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decline in exposures was primarily driven by the actions to extend the duration of our fixed income investments supporting policyholder liabilities. These impacts were partially offset by generally lower interest rates in the markets where we operate and the impact of increases to policy liabilities as a result of our annual review of policy valuation assumptions.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available. As at December 31, 2010 the AFS fixed income assets held in the surplus segment were in a net after-tax unrealized gain position of $186 million (gross after-tax unrealized gains were $390 million and gross after-tax unrealized losses were $204 million).

The following table shows the potential impact on net income attributed to shareholders including the change in the market value of fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including on the change in market value of AFS fixed income assets in the surplus segment(1),(2)

As at December 31, (C$ millions)	2010		2009
	-100bp	+100bp	-100bp	+100bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,800)	$1,500	$(2,200)	$1,600
Impact of the change in the market value of AFS fixed income assets held in the surplus segment (after-tax)(2)	$1,200	$(900)	$600	$(500)
Including 100% of the change in the market value of fixed income assets held in the surplus segment(2)	$(600)	$600	$(1,600)	$1,100

(1)	See “Caution Related to Sensitivities” above.
(2)

The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss. The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

2010 Annual Report	49

Potential impact on shareholders’ economic value of an immediate one per cent parallel change in interest rates14

The impact on shareholders’ economic value of a one per cent decrease and a one per cent increase in government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on interest rates, was a decrease of $840 million and increase of $130 million, respectively, as at December 31, 2010 ($(1,870) million and $1,100 million, respectively, as at December 31, 2009).

The impact on shareholders’ economic value as a result of interest rate changes is calculated as the change in the after-tax net present value of future cash flows related to assets including derivatives, policy premiums, benefits and expenses, all discounted at market yields for bonds of a specified quality rating. For variable annuity guarantees dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The following table shows the potential impact on MLI’s MCCSR ratio from an immediate change in interest rates.

Potential impact on MLI’s MCCSR ratio arising from an immediate one per cent parallel change in interest rates(1)

As at December 31, (percentage points)	2010		2009
	-100bp	+100bp	-100bp	+100bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	(23)	19	(24)	20
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment (after-tax)(2)	(14)	12	(19)	16

(1)	See “Caution Related to Sensitivities” above.

(2)

The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss. The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads(1),(2)

As at December 31, 2010 (C$ millions)	-50bp	+50bp
Corporate spreads(3),(4)	$(500)	$400

(1)	See “Caution Related to Sensitivities” above.

(2)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.

(3)

The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(4)	Corporate spreads are assumed to grade to the long term average over five years.

Potential impact on net income attributed to shareholders arising from changes to swap spreads(1)

As at December 31, 2010 (C$ millions)	-20bp	+20bp
Swap spreads(2)	$200	$(200)
(1)	See “Caution Related to Sensitivities” above.

(2)

The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in swap spreads.

[14]	See “Caution Related to Sensitivities” above.

50	2010 Annual Report

Alternative Non-Fixed Income Asset Performance Risk

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative non-fixed income assets different than the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in alternative non-fixed income asset returns(1),(2)

As at December 31, (C$ millions)	2010		2009
	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(500)	$600	$(400)	$400
Private equities and other alternative non-fixed income assets	(400)	400	(200)	200
Alternative non-fixed income assets	$(900)	$1,000	$(600)	$600

(1)	See “Caution Related to Sensitivities” above.

(2)

This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on non-fixed income asset weightings; (ii) any gains or losses on non-fixed income investments held in the Corporate and Other segment; or (iii) any gains or losses on non-fixed income investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative non-fixed income asset returns.

The increased sensitivity from December 31, 2009 to December 31, 2010 is primarily related to the second order impact of the net decline in interest rates as well as the higher future non-fixed income demand in the Long-Term Care business in the U.S. Insurance segment anticipated from future increases in policyholder premiums.

Potential impact on shareholders’ economic value arising from alternative non-fixed income asset returns

The impact on shareholders’ economic value resulting from a 10 per cent decline in alternative non-fixed income assets was estimated at a loss of $763 million at December 31, 2010 (2009 – $657 million). The impact on shareholders’ economic value resulting from a 10 per cent increase in alternative non-fixed income assets was estimated at a gain of $763 million at December 31, 2010 (2009 – $657 million).15

Foreign Exchange Risk

The following table shows the impact on net income attributed to shareholders of a one per cent change in the Canadian dollar relative to our key operating currencies.

Potential impact on net income attributed to shareholders(1)

	2010		2009
As at December 31, (C$ millions)	+1% strengthening	-1% weakening	+1% strengthening	-1% weakening
1% change relative to the U.S. Dollar	$13	$(13)	$(10)	$10
1% change relative to the Japanese Yen	$1	$(1)	$(3)	$3

(1)

See “Caution Related to Sensitivities” above. Normally, a strengthening Canadian dollar would reduce the Canadian dollar equivalent of our foreign denominated earnings. Applying a one per cent strengthening of the Canadian dollar to the foreign denominated losses experienced in 2010 reduces these losses and therefore would have a positive impact to shareholders’ earnings.

The following table shows the impact on shareholders’ equity of a one per cent change in the Canadian dollar relative to our key operating currencies.

Potential impact on shareholders’ equity(1)

As at December 31, (C$ millions)	2010		2009
	+1% strengthening	-1% weakening	+1% strengthening	-1% weakening
1% change relative to the U.S. Dollar	$(181)	$181	$(166)	$166
1% change relative to the Japanese Yen	$(29)	$29	$(27)	$27

(1)	See “Caution Related to Sensitivities” above.

Liquidity Risk

Liquidity risk is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash and collateral demands.

Key Risk Factors

Manulife Financial is exposed to liquidity risk in each of our operating companies and in our holding company. In the operating companies, expected cash and collateral demands arise day-to-day to fund anticipated policyholder benefits, withdrawals of customer

[15]	The impact on shareholders’ economic value arising from alternative non-fixed income assets is calculated as the after-tax change in the market value of the alternative non-fixed income assets.

2010 Annual Report	51

deposit balances, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, investment and hedging activities. Under stressed conditions, unexpected cash and collateral demands could arise primarily from an increase in the level of policyholders either terminating policies with large cash surrender values or not renewing them when they mature, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements or collateral demands. The implementation of the Dodd-Frank bill in the United States in 2011 will require certain derivatives to migrate from bilateral arrangements to clearing houses, and this is expected to increase liquidity requirements to support these contracts.

The ability of our holding company to fund its cash requirements depends upon it receiving dividends, distributions and other payments from our operating subsidiaries. These subsidiaries are generally required to maintain solvency and capital standards imposed by their local regulators and, as a result, may have restrictions on payments which they may make to MFC.

In the normal course of business, third party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs will be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital at the operating company level. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. Although the Company did not experience any material change in aggregate capacity during the financial crisis of the past three years, changes in prices and conditions were adverse during the market turbulence. There were no assets pledged against these outstanding letters of credit as at December 31, 2010.

Risk Management Strategy

Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They take into account any legal, regulatory, tax, operational or economic impediments to inter-entity funding.

We seek to reduce liquidity risk by diversifying our business across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premium income. We design the policyholder termination features of our wealth management products and related investment strategies with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our deposit funded businesses by diversifying our funding sources and appropriately managing the term structure of our funding. We forecast and monitor daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

We also maintain centralized cash pools and access to other sources of liquidity such as repurchase funding agreements. Our centralized cash pool consists of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $214.6 billion as at December 31, 2010 (2009 – $203.9 billion).

The market values of our derivative portfolio are periodically stress tested based on shocks to interest rates, underlying indices, and foreign exchange rates to assess the potential collateral and cash settlement requirements under stressed conditions. Increased use of derivatives for hedging purposes has necessitated greater emphasis on measurement and management of contingent liquidity risk. In 2010, comprehensive new liquidity stress testing was implemented which measures, on an integrated basis, the impact of equity market and rate shocks on derivative collateral requirements, reserve requirements, reinsurance settlements, policyholder behaviour and the market value of eligible liquid assets. We manage the asset mix of our balance sheet taking into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the potential additional requirements arising under stressed scenarios, and to allow our liquidity ratios to remain strong.

Consolidated group operating and strategic liquidity levels are managed against established minimums. We set minimum operating liquidity as the level of one month’s operating cash outflows. We measure strategic liquidity under both immediate (within one month) and ongoing (within one year) stress scenarios. Our policy is to maintain the ratio of adjusted liquid assets to adjusted policy liabilities at or above a pre-established target. Adjusted liquid assets include unencumbered cash and short-term investments, and marketable bonds and stocks that are discounted to reflect convertibility to cash, net of maturing debt obligations. Policy liabilities are adjusted to reflect their potential for withdrawal. In addition to managing the consolidated liquidity levels, each entity maintains sufficient liquidity to meet its standalone demands.

Manulife Bank has a liquidity risk management policy framework, managed on a standalone basis. The framework includes stress testing, cashflow modeling, a funding plan and a contingency plan. In 2010, the bank established a securitization infrastructure which enables the bank to access a range of funding and liquidity sources.

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Risk Exposure Measures

Our strategic liquidity ratios are provided in the following table.

As at December 31, (C$ millions)	2010		2009
	Immediate scenario	Ongoing scenario	Immediate scenario	Ongoing scenario
Adjusted liquid assets	$103,787	$106,341	$99,107	$100,057
Adjusted policy liabilities	$24,467	$32,058	$24,926	$34,535
Liquidity ratio	424%	332%	398%	290%

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Key Risk Factors

Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to our general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in our policy liabilities. Any of our reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them could lead to an increase in policy liabilities.

Risk Management Strategy

The Company has established objectives for overall quality and diversification of our general fund investment portfolio and criteria for the selection of counterparties, including derivative counterparties, reinsurers and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily investment grade bonds and commercial mortgages. We do not actively participate in the credit derivative market, and currently have a minimal exposure to credit default swaps.

Our credit-granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign each investment a risk rating based on a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. We assess and update risk ratings regularly, based on a standardized 22-point scale consistent with those of external rating agencies. For additional input to the process, we also assess credit risks using a variety of industry standard, market-based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. We refer all major credit decisions to the Credit Committee and the largest credit decisions to the CEO for approval and, in certain cases, to the Board of Directors.

We limit the types of authorized derivatives and applications and require pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies. Derivative counterparty exposure limits are established based on a minimum acceptable counterparty credit rating of A- from internationally recognized rating agencies. We measure derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. We measure reinsurance counterparty exposure, taking into account current exposures and potential future exposures reflecting the level of ceded policy liabilities. We require all reinsurance counterparties and insurance providers to meet minimum risk rating criteria.

Regular reviews of the credits within the various portfolios are undertaken with the goal of identifying changes to credit quality, and where appropriate, taking corrective action. Prompt identification of problem credits is a key objective. CRM provides independent credit risk oversight by reviewing assigned risk ratings, and monitoring problem and potential problem credits.

We establish an allowance for losses on a loan when it becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the loan and related investment income. We reduce the carrying value of an impaired loan to its estimated net realizable value when we establish the allowance. We establish an allowance for losses on reinsurance contracts when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. We base the allowance for loss on current recoverables and ceded policy liabilities. There is no assurance that the allowance for losses will be adequate to cover future potential losses or that additional allowances or asset write-downs will not be required.

Policy liabilities include general provisions for credit losses from future asset impairments. We set these conservatively, taking into account average historical levels and future expectations, with a provision for adverse deviations. Fluctuations in credit default rates and deterioration in credit ratings of borrowers may result in losses if actual rates exceed expected rates.

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Throughout the recent challenging credit environment, our credit policies and procedures and investment strategies have remained fundamentally unchanged. Credit exposure in our investment portfolio is actively managed to reduce risk and mitigate losses and derivative counterparty exposure is managed proactively. While defaults and downgrades were generally above the historical average in 2009, these measures improved throughout 2010. However, we still expect volatility on a quarterly basis and losses could potentially rise above long-term expected levels.

Risk Exposure Measures

As at December 31, 2010 and December 31, 2009, for every 50 per cent that credit defaults over the next year exceeded the rates provided for in policy liabilities, net income attributed to shareholders would be reduced by $65 million and $73 million, respectively. Downgrades could also be higher than assumed in policy liabilities resulting in policy liability increases and a reduction in net income.

The table below shows net impaired assets and allowances for loan losses.

Net Impaired Assets and Loan Losses

As at December 31, (C$ millions unless otherwise stated)	2010	2009
Net impaired fixed income assets	$536	$625
Net impaired fixed income assets as a per cent of total invested assets	0.27%	0.33%
Allowance for loan losses	$118	$183

Insurance Risk

Insurance risk is the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses.

Key Risk Factors

We make a variety of assumptions related to the future level of claims, policyholder behaviour, expenses and sales levels when we design and price products, and when we establish policy liabilities. Assumptions for future claims are based on both Company and industry experience and predictive models, and assumptions for future policyholder behavior are based on Company experience and predictive models. Should actual results be materially worse than those assumed in the design, pricing and sale of products, profits will be unfavourably impacted. Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our policy liabilities and the review may result in an increase in policy liabilities and a decrease in net income attributable to shareholders. Such assumptions require significant professional judgment, so actual experience may be materially different than the assumptions we make.

Life and health insurance claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale manmade disasters and acts of terrorism. The ultimate level of lifetime benefits paid to policyholders may be impacted by unexpected changes in life expectancy. Policyholder premium payment patterns, policy renewals, and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. As well, adverse claims experience could result from systematic anti-selection, which could arise from the development of investor owned and secondary markets for life insurance policies, underwriting process failures, or other factors.

We purchase reinsurance protection on certain risks underwritten by our various business segments. External market conditions determine the availability, terms and cost of the reinsurance protection for new business and, in certain circumstances, the cost of reinsurance for business already reinsured. Accordingly, we may be forced to incur additional costs for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue.

Risk Management Strategy

We have established a broad framework for managing insurance risk, together with all other elements of product design, product pricing and reinsurance purchase practices, set out by our Product Design and Pricing Policy and Underwriting and Claims Policy, and we have established global product design and pricing standards and guidelines, and reinsurance guidelines, aimed to help ensure our product offerings align with our risk taking philosophy and risk targets, and achieve acceptable profit margins. These cover:

■ product design features	■ pricing methods and assumption setting
■ use of reinsurance	■ stochastic and stress scenario testing
■ pricing models and software	■ required documentation
■ internal risk-based capital allocations	■ review and approval processes
■ target profit objectives	■ experience monitoring programs

We designate individual pricing officers in each business unit who are accountable for all pricing activities. The general manager and chief financial officer of each business unit, and CRM, approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, as well as reinsurance treaties with third parties, with the goal of meeting corporate standards. Corporate Actuarial approves all policy liability valuation methods and assumptions and approves reinsurance

54	2010 Annual Report

treaties related to business in-force, as well as all related party reinsurance treaties. We perform annual risk and compliance self-assessments of the product development and pricing activities of all businesses. We also facilitate knowledge transfer between staff working with similar businesses in different geographies in order to leverage best practices.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies. Our current global retention limit is US$30 million for a single life (US$35 million for survivorship life policies) and is shared across business units. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating internationally and insuring a wide range of unrelated risk events.

The Company’s aggregate exposure to each of policyholder behaviour risk and claims risk are managed against enterprise-wide economic capital, regulatory capital and earnings at risk targets. The policyholder behaviour risk targets cover the combined risk arising from policyholder renewal activity, policy lapses and surrenders, withdrawals, premium payment patterns, fund selections, and other policyholder driven activity. The claims risk targets cover the combined risk arising from mortality, longevity and morbidity.

In recent years, policyholder lapses and morbidity related to certain policies have been unfavourable compared to expected levels, resulting in experience losses. We have conducted a thorough review and modified our assumptions for the future to reflect the current experience; however, should experience deteriorate further, additional policy liability increases may be required.

We are currently seeking state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. Our policy liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then policy liabilities would increase accordingly.

Risk Exposure Measures

Fluctuations in claims experience may result in losses. The table below shows the potential change in earnings attributable to shareholders, for every five per cent that actual mortality and morbidity rates over the next year differ from the rates provided for in policy liabilities.

Potential Impact on Net Income Attributed to Shareholders(1),(2)

As at December 31, (C$ millions)	2010		2009
	-5%	+5%	-5%	+5%
Impact of change in mortality rates	$58	$(58)	$58	$(58)
Impact of change in morbidity rates	86	(86)	113	(113)
Total	$144	$(144)	$171	$(171)

(1)	See “Caution Related to Sensitivities” above.
(2)

These exposure measures were determined under the assumption that claims experience would subsequently return to normal levels and as such no change would be required to policy liabilities for future years. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in mortality or morbidity rates.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, risk management policies and procedures, systems failures, human performance failures or from external events.

Key Risk Factors

Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy, human resource management and employment practices, processing errors, complex modeling, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to reputation. Operational risk is also embedded in all the practices we use to manage other risks therefore, if not managed effectively, can impact our ability to manage other key risks such as credit risk, market risk, liquidity risk and insurance risk.

Risk Management Strategy

Our corporate governance practices, corporate values, and integrated, enterprise-wide approach to managing risk set the foundation for mitigating operational risks. We strengthen this base by establishing appropriate internal controls and systems, compensation programs, and by seeking to retain trained and competent people throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark them against peer companies. We establish enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation. Within established corporate standards, business unit general managers are accountable for the day-to-day management of the operational risks inherent in their operations. Business units and functional areas perform risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures.

2010 Annual Report	55

Through our corporate insurance program, we transfer a portion of our operational risk exposure by purchasing global and local insurance coverage that provides some protection against unexpected material losses resulting from events such as criminal activity, property loss or damage and liability exposures, or that satisfies legal requirements and contractual obligations. We determine the nature and amount of insurance coverage we purchase centrally, considering our enterprise-wide exposures and risk tolerances.

The following is a further description of key operational risk factors with associated management strategies.

Legal and Regulatory Risk

In addition to the regulatory and capital requirements described under Strategic Risk, the Company is subject to extensive regulatory oversight by insurance and financial services regulators in the jurisdictions in which we conduct business. While many of these laws and regulations are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, and damage our reputation. We are also regularly involved in litigation, both as a plaintiff or defendant, which could result in an unfavourable resolution.

Global Compliance oversees our regulatory compliance program and function, supported by designated Chief Compliance Officers in every Division. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company aware of the laws and regulations that affect us, and the risks associated with failing to comply. Divisional compliance groups monitor emerging legal and regulatory issues and changes and prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and helps to ensure significant issues are escalated and proactively mitigated. Among these processes and business practices are: product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing, privacy (i.e., handling of personal information) and regulatory filings. In addition, we have policies, processes and controls in place to help protect the Company, our customers and other related third parties from acts of fraud and from risks associated with money laundering and terrorist financing. Audit Services and Global Compliance periodically assess the effectiveness of the control environment. For further discussion of government regulation and legal proceedings, refer to “Government Regulation” and “Legal Proceedings” in our most recent Annual Information Form.

Technology, Information Security and Business Interruption Risks

Technology is used in virtually all aspects of our business and operations including the creation and support of new products and services. Our technology systems infrastructure environment is governed and managed according to operational integrity, data integrity and information security standards and controls. Disruption to operations due to system failure or information security breaches can have negative consequences for our businesses. We have business continuity, information security and other policies, plans and procedures in place designed to minimize the impact of a business disruption and protect confidential information; however these may not be effective. Disruptions or breaches caused by natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control, could prevent us from effectively operating our business, or adversely impact us from a financial, operational and reputational perspective.

Technology related risks are managed through a systems development protocol and global information security programs. Global Information Systems oversees risks associated with information security, information systems privacy and compliance, business continuity and disaster recovery planning. We have in place a global business continuity policy along with standards of practice designed to ensure to the extent practical, key business functions can continue normal operations effectively and efficiently, in the event of a major disruption. Each business unit is accountable for its own business continuity plans and processes and the global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical units. We establish and regularly test crisis management and communications protocols. We have off-site backup facilities and failover capability designed to minimize downtime and accelerate recovery time. We subject our outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, to review procedures, prior to their approval. We have policies and procedures in place to monitor the ongoing results and contractual compliance of such arrangements.

Human Resource Risks

We compete with other insurance companies and financial institutions for qualified executives, employees and agents. Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations. We have established and implemented a number of human resource policies, practices and programs in order to manage these risks, including recruiting programs at every level of the organization, training and development programs, and competitive compensation programs that are designed to attract, motivate and retain high-performing employees.

Model Risk

Our reliance on highly complex models for pricing, valuation and risk measurement, and for input to decision making, is increasing. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, data or assumptions is growing. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound, used as intended, and to assess the appropriateness of the inputs, assumptions, calculations and outputs.

56	2010 Annual Report

Environmental Risk

An environmental issue on a property owned by us or any property with which we are affiliated could result in financial or reputational loss. Our environmental policy reflects the Company’s commitment to conducting all business activities in a manner that recognizes the need to preserve the quality of the environment, and is designed to achieve compliance with all applicable environmental laws and regulations. In natural resource management operations, we have specific policies and procedures in place designed to mitigate environmental risks and operate in an environmentally responsible manner. We also have programs in place across our real estate holdings to conserve energy and reduce waste. In providing credit to borrowers, or making equity investments in private firms, we take reasonable steps to assess that counterparties are environmentally responsible.

Additional Risk Factors That May Affect Future Results

The Accounting Standards Board of the CICA makes changes to the financial accounting and reporting standards that govern the preparation of our financial statements. These changes may be difficult to anticipate and may materially impact how we record and present our financial condition and results of operations. As discussed under “Critical Accounting and Actuarial Policies”, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the financial statements and accompanying notes. These estimates and assumptions may require revision and actual results may differ materially from these estimates. As well, as noted under “Cautionary Statement Concerning Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Key risk factors and their management have been described above, summarized by major risk category.

Other factors that may affect future results include changes in government trade policy; monetary policy; fiscal policy; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; climate change; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health emergencies, such as an influenza pandemic, and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

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Capital Management Framework

Manulife seeks to manage its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all policyholder and other obligations with a high degree of confidence;

■

Securing stability and flexibility through maintaining best access to capital markets, achievement of target credit ratings and by maintaining the confidence of regulators, policyholders, rating agencies, investors and other creditors; and

■	Seeking to optimize return on capital to meet shareholders’ expectations, subject to capital adequacy considerations established to meet the first two objectives.

Capital is managed in accordance with the Capital Management Policy, which is reviewed and approved by the Board of Directors. The policy establishes guidelines regarding the quantity and quality of capital, capital mobility, integration with risk and financial frameworks and proactive assessment of capital challenges to facilitate timely action to address them.

In establishing target levels of capitalization, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. The primary measures are ratios comparing available capital to required capital determined using risk based factors and methods. The targets are established based on internal sensitivity testing as well as expectations of key external stakeholders such as regulators and rating agencies. In addition, these are supplemented by an internal capital measurement framework that reflects our own risk view. We establish internal targets for capital adequacy that typically exceed regulatory requirements. This is designed to ensure ongoing compliance with regulatory constraints and to enable us to take into account risk profiles, rating agency expectations and peer comparisons, among other considerations. Management monitors capital against those internal targets and initiates action appropriate given our business objectives.

Capital is generally allocated to business lines for planning and performance management purposes based on the higher of the internal risk-based capital and the regulatory capital levels.

The currency mix of assets supporting capital is consistent with the currency mix of the Company’s required capital. The impact of currency movements on the capital ratios is thus mitigated as both available and required capital rise (fall) when the Canadian dollar weakens (strengthens).

As part of our annual DCAT, we assess the strength of our capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to our business and risk profile. The 2010 results of this testing indicated that, given the actions taken in 2010, the Company’s capital levels provided for sufficient assets to discharge liabilities and guarantee obligations in the various adverse scenarios tested. These scenarios included tests of risks related to equity markets, credit, interest rates and inflation, amongst others.

Capital quality is maintained by limiting the amount of leverage capital or non-permanent equity capital in the capital structure. The composition of capital between equity and other instruments remains well within regulatory constraints. In addition, the Company’s financial strength rating is an important consideration in determining the appropriate amount of leverage. The Company monitors and rebalances its capital mix through capital issuances and redemptions.

The following measure of available capital serves as the foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines issued by OSFI.

MFC Consolidated Capital

As at December 31, (C$ millions)	2010	2009	2008
Total equity(1)	$26,873	$28,907	$27,197
Less AOCI (loss) on cash flow hedges	(99)	(48)	(325)
Total equity less AOCI (loss) on cash flow hedges	$26,972	$28,955	$27,522
Liabilities for preferred shares and qualifying capital instruments	4,011	4,037	3,121
Non-controlling interest in subsidiaries	254	202	217
Total capital	$31,237	$33,194	$30,860

(1)

Total equity includes unrealized gains and losses on AFS bonds and AFS equities, net of taxes. Starting 2009, the current period net unrealized gain or loss on AFS bonds is not part of OSFI regulatory capital. As at December 31, 2010, the unrealized gain on AFS bonds, net of taxes, was $200 million.

In 2010, the Company’s capital decreased by $2.0 billion compared to prior year. The decrease was primarily due to $0.4 billion losses attributed to shareholders, $0.7 billion shareholder dividends paid in cash, $0.4 billion decrease in unrealized gains on AFS securities, and $0.6 billion due to the negative impact of the strengthened Canadian dollar.

58	2010 Annual Report

Senior debt raised by MFC, amounting to $5.8 billion at December 31, 2010, is not viewed as capital at the MFC level, consistent with its treatment by OSFI. However, all or some of the funds raised through senior indebtedness can be downstreamed into operating entities in a form that qualifies as regulatory capital at the subsidiary level, which creates financial leverage. Rating agencies expect companies to limit such financial leverage to levels appropriate for their ratings.

The Board of Directors reviews and approves our capital management policies. Each quarter the Audit Committee of the Board reviews the Company’s capital position. In addition, the Appointed Actuary discusses with the Board key sensitivities of the Company’s capital ratios as assessed in the context of annual capital planning and DCAT analysis. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Actuary. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

Common Shareholder Dividends and Target Dividend Payout Ratio

The dividends per common share paid in cash or shares and the common share dividend payout ratio in the last three years were:

For the years ended December 31,	2010	2009	2008
Dividends per common share paid in cash or shares	$0.52	$0.78	$1.00
Common share dividend payout ratio	n/a	94%	307%

In 2009, the Company introduced a Dividend Reinvestment Plan (“DRIP”) which allowed for issuance of common shares from treasury with a discount, at the discretion of the Board. For the first three quarterly dividends in 2010, the Company elected to issue DRIP shares from treasury with a discount of three per cent. The discount was changed to two per cent for the fourth quarter dividend. Participation in the DRIP is strong, with enrolment in excess of one third of shares outstanding.

Capital and Funding Activities

In analyzing capital at the MFC consolidated level, we primarily consider equity as well as subordinated long-term instruments, in alignment with OSFI’s regulatory capital definitions. We also raise senior debt from MFC which may be deployed in our downstream entities as capital.

In 2010, we raised $2,021 million in total debt funding.

On August 20, 2010, MFC issued $900 million of 4.079% medium term notes constituting senior indebtedness maturing in 2015.

In MFC’s inaugural U.S. debt issuance, on September 17, 2010, the Company raised US$1,100 million of senior notes consisting of US$600 million aggregate principal amount of 3.40% senior notes due 2015 and US$500 million aggregate principal amount of 4.90% senior notes due 2020.

Funding from both the $900 million medium notes and the U.S. $1,100 million senior notes issuance was down-streamed into MLI as capital.

Throughout 2010, MFC issued approximately 19 million common shares for a total consideration of $314 million under the DRIP.

Regulatory Capital Position

The Company monitors and manages consolidated capital for MFC in compliance with the OSFI Guideline A2 – Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Under this regime our consolidated available capital is measured against a required amount of risk capital determined in accordance with the guideline. The capital position of the consolidated MFC holding company remains in excess of our internal targets.

With the completion of the reorganization of our U.S. life insurance subsidiaries at December 31, 2009, all U.S. operating entities are now held under MLI. MFC’s primary operating activities are now all conducted within MLI or its subsidiaries, other than some reinsurance business undertaken outside the MLI consolidated framework.

MLI is regulated by OSFI and is subject to consolidated risk based capital requirements using the OSFI MCCSR framework. MLI’s MCCSR ratio as at December 31, 2010 was 249 per cent (2009 – 240 per cent as reported), well in excess of OSFI’s supervisory target of 150 per cent.

During the year, the Company took action to strengthen the regulatory capital position of MLI through MFC’s increased capital investment using externally raised funds. The nine point increase in the MLI ratio over the year is primarily the result of $2 billion of capital injected by the parent. This more than offsets MLI’s funding of shareholder dividends and other MFC funding needs as well as growth in required capital. The write-off of goodwill in the third quarter of 2010 had no impact on the overall capital position as goodwill is deducted from available capital calculations; the write-off, while reducing retained earnings, also reduces the amount of the deduction. Required capital on liabilities increased over the year, reflecting higher liability exposures resulting from both lower interest rates and the effects of basis changes. Required capital on assets modestly increased, while capital requirements related to segregated fund guarantee capital decreased as the beneficial impacts of equity markets more than offset the impact of basis changes.

2010 Annual Report	59

In addition to strengthening MLI’s capital position the Company also took action over the year to reduce the capital ratio sensitivities to equity markets and interest rates through equity hedging activities and extending the duration of bond portfolios, respectively.

OSFI has been considering a number of changes, including establishing methodologies for evaluating standalone capital adequacy for Canadian operating life insurance companies, such as MLI and updates to its regulatory guidance for non operating insurance companies acting as holding companies, such as MFC. In addition, OSFI is working on revisions to the capital requirements for in-force segregated fund guarantees, market, credit and insurance risk. Changes in regulatory capital guidelines for banks under the Basel accord or for European insurance companies under Solvency II may also have implications for Canadian insurance companies. The timing and outcome of these initiatives is uncertain and could have a significantly adverse impact on the Company or on our position relative to that of other Canadian and international financial institutions with which we compete for business and capital.

MLI’s non-consolidated operations and subsidiaries all maintained capital levels in excess of local requirements as at December 31, 2010, with their capital ratios exceeding or within their internal target ranges. In particular Manulife Canada Ltd., an OSFI regulated Canadian operating insurance company, had an MCCSR ratio of 242 per cent, above the regulator’s supervisory target of 150 per cent.

Credit Ratings

Manulife Financial’s insurance operating companies have strong ratings from the credit rating agencies for financial strength and claims paying ability. Maintaining strong ratings on the debt and preferred shares issued by MFC and its subsidiaries allows us to access the capital markets at competitive pricing levels. Should these credit ratings decrease materially, our cost of funds may increase and our access to funding and capital through the capital markets could be reduced.

Manulife Financial, like many of its industry peers, has experienced rating downgrades during the global economic turmoil. In the past year, Standard and Poor’s (“S&P”) lowered the financial strength ratings of our insurance operating companies from AA+ to AA-, lowered our counterparty credit rating from AA- to A-, and assigned a stable outlook; Moody’s lowered the insurance financial strength ratings of our insurance operating companies from Aa3 to A1 and assigned a stable outlook; Fitch lowered the insurer financial strength ratings of our insurance operating companies from AA to AA- and assigned a stable outlook; A.M. Best affirmed the financial strength ratings of our insurance operating companies at A+, lowered our issuer credit rating from “a” to “a-” and assigned a negative outlook; and DBRS confirmed our Claims Paying Ability rating at IC-1 with a stable trend and downgraded MFC’s Non-Cumulative Preferred Shares and Medium Term Notes ratings by one notch to Pfd-2 (high) and A (high) respectively, with a stable trend.

The following table summarizes the financial strength and claims paying ability ratings of MLI and certain of its subsidiaries as at March 15, 2011.

Financial Strength/Claims Paying Ability Ratings

	S&P	Moody’s	DBRS	Fitch	A.M. Best
The Manufacturers Life Insurance Company	AA-	A1	IC-1	AA-	A+
John Hancock Life Insurance Company (U.S.A.)	AA-	A1	Not Rated	AA-	A+
Manulife (International) Limited	AA-	Not Rated	Not Rated	Not Rated	Not Rated
Manulife Life Insurance Company (Japan)	AA-	Not Rated	Not Rated	Not Rated	Not Rated

60	2010 Annual Report

Critical Accounting and Actuarial Policies

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experience, management’s assessment of current events and conditions and activities that the Company may undertake in the future as well as possible future economic events. Actual results could differ from these estimates. The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

Our significant accounting policies are described in note 1 to the consolidated financial statements. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment benefit obligations and expenses, income taxes and valuation of goodwill and intangible assets as described below. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Policy Liabilities

Policy liabilities for Canadian GAAP are valued under standards established by the Canadian Institute of Actuaries. These standards are designed to ensure we establish an appropriate liability on the balance sheet to cover future obligations to all our policyholders. Under Canadian GAAP, the assumptions underlying the valuation of policy liabilities are required to be reviewed and updated on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities.

Determination of Policy Liabilities

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. The best estimate amount represents the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies. The best estimate amount is reduced by the future expected policy revenues and future expected investment income on assets supporting the policies, adjusted for the impact of any reinsurance ceded associated with the policies. Reinsurance is used to transfer part or all of a policy liability to another insurance company at terms negotiated with that insurance company. To determine the best estimate amount, assumptions must be made for a number of key factors, including future mortality and morbidity rates, investment returns, rates of policy termination, operating expenses, certain taxes (other than income taxes) and foreign currency.

To recognize the uncertainty involved in determining the best estimate actuarial liability assumptions, a provision for adverse deviation (“PfAD”) is established. The PfAD is determined by including a margin of conservatism for each assumption to allow for possible deterioration in experience and to provide greater comfort that the policy liabilities will be adequate to pay future benefits. The Canadian Institute of Actuaries establishes suggested ranges for the level of margins for adverse deviation based on the risk profile of the business. We use assumptions at the prudent end of the suggested ranges, taking into account the risk profile of our business. The effect of these margins is to increase policy liabilities over the best estimate assumptions. The margins for adverse deviation decrease the income that is recognized when a new policy is sold and increase the income recognized in later periods, with the margins releasing as the policy risks reduce.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the valuation of our policy liabilities. The nature of each risk factor and the process for setting the assumptions used in the valuation are discussed below.

Mortality

Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. To offset some of this risk, we reinsure mortality risk on in-force life insurance policies to other insurers and the impact of the reinsurance is directly reflected in our policy valuation. Actual mortality experience is monitored against these assumptions separately for each business. Where mortality rates are lower than assumed for life insurance the result is favourable, and where mortality rates are higher than assumed for payout annuities, mortality results are favourable. Overall 2010 experience was favourable when compared with our assumptions. Consistent with this experience, changes to future expected mortality assumptions in the policy liabilities in 2010 resulted in a reduction in policy liabilities.

Morbidity

Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. Actual morbidity experience is monitored against these assumptions separately for each business. Our most significant morbidity risk relates to future expected claims costs for long-term care insurance. Overall 2010 experience was unfavourable when compared with our assumptions. Consistent with this experience, changes in future expected long-term care claims cost assumptions in the policy liabilities in 2010 resulted in an increase in policy liabilities. A comprehensive morbidity experience review was completed in 2010, including assumptions related to in-force price increases.

2010 Annual Report	61

Policy Termination and Premium Persistency

Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2010 experience was unfavourable when compared to our assumptions. A number of revisions were made to future expected policyholder behaviour assumptions in 2010 to reflect the emerging experience resulting in significant increases in policy liabilities in 2010.

Expenses and Taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2010 were favourable when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

Investment Returns

We segment assets to support liabilities by business segment and geographic market and establish investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return for future years. The investment strategies for future asset purchases and sales are based on our target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and our projected outlook for non-fixed interest assets. Credit losses are projected based on our own and industry experience, as well as specific reviews of the current investment portfolio. Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. In 2010, actual investment returns were unfavourable when compared to our assumptions. For assets backing liabilities, unfavourable results from interest rate movements and some non-fixed income asset classes including oil and gas offset the favourable impact of credit related items on bonds and mortgages and most other non-fixed income asset classes including real estate and public and private equities. Actual investment experience for segregated fund business from changes in market value of funds under management was unfavourable.

Foreign Currency

Foreign currency risk results from a mismatch of the currency of the policy liabilities and the currency of the assets designated to support these obligations. We generally match the currency of our assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from movements in currency exchange rates. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.

Experience Adjusted Products

Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are taken into account in determining the policy adjustments.

Provision for Adverse Deviation

The aggregate provision for adverse deviation is the sum of the provisions for adverse deviation for each risk factor. Margins for adverse deviation are established by product type and geographic market for each assumption or factor used in the determination of the best estimate actuarial liability. The margins are established based on the risk characteristics of the business being valued.

In addition to the explicit margin for adverse deviation, the valuation basis for segregated fund liabilities explicitly limits the future revenue recognition in the valuation basis to the amount necessary to offset acquisition expenses, after allowing for the cost of any guarantee features. The fees that are in excess of this limitation are reported as an additional margin and are shown in segregated fund non-capitalized margins.

62	2010 Annual Report

The provision for adverse deviation and the future revenue deferred in the valuation due to the limitations on recognition of future revenue in the valuation of segregated fund liabilities are shown in the table below.

As at December 31,
(C$ millions)	2010	2009
Best estimate actuarial liability(1)	$109,907	$103,844
Provision for adverse deviation
Insurance risks (mortality/morbidity)	$8,444	$7,663
Policyholder behavior (lapse/surrender/premium persistency)	3,089	2,975
Expenses	1,589	1,243
Investment risks (non-credit)	16,576	15,601
Investment risks (credit)	1,264	1,534
Segregated fund guarantees	3,012	1,405
Other	29	40
Total provision for adverse deviation (PfAD)(1)	$34,003	$30,461
Segregated funds – additional margins	11,032	11,627
Total of PfAD and additional segregated fund margins	$45,035	$42,088

(1)

Reported actuarial liabilities as at December 31, 2010 of $143,910 (2009 – $134,305) are composed of $109,907 (2009 – $103,844) of best estimate actuarial liability and $34,003 (2009 – $30,461) of PfAD.

The change in PfAD from period to period is impacted by changes in liability and asset composition, by movements in currency and movements in interest rates and by material changes in valuation assumptions. The increase in PfAD for insurance risks was driven by higher claims costs for LTC business as a result of valuation basis changes. The net increase in the investment risk PfAD was as a result of the Q3 2010 valuation basis changes and the lower interest rate environment, offset partially by the lengthening of the duration of the fixed income portfolios beginning in Q3 2010 and continuing in Q4.

Sensitivity of Earnings to Changes in Assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in non-economic and certain asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one assumption changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Sensitivity of Earnings to Changes in Non-economic Assumptions

For the years ended December 31, (C$ millions)	Decrease in After-Tax Income
	2010	2009
Policy Related Assumptions
2% adverse change in future mortality rates(1)
Products where an increase in rates increases policy liabilities	$(300)	$(200)
Products where a decrease in rates increases policy liabilities	(300)	(300)
5% increase in future morbidity rates(2),(3)	(1,100)	(1,100)
10% adverse change in future termination rates	(1,000)	(1,000)
5% increase in future expense levels	(300)	(300)

(1)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(2)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(3)

The impacts of the sensitivities on LTC for morbidity, mortality and lapse are assumed to be moderated by partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval.

2010 Annual Report	63

Sensitivity of Earnings to Changes in Asset Related Assumptions

As at December 31, (C$ millions)	Increase (Decrease) in After-Tax Income
	2010		2009
	Increase	Decrease	Increase	Decrease
Asset Related Assumptions Updated Periodically in Valuation Basis Changes
100 basis point change in ultimate fixed income re-investment rates(1)	$1,500	$(1,900)	$1,200	$(1,700)
100 basis point change in future annual returns for public equities(2)	900	(900)	1,000	(1,000)
100 basis point change in future annual returns for other non-fixed income assets(3)	3,100	(2,900)	2,200	(2,300)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	400

(1)

Current URRs in Canada are 1.9% per annum and 3.8% per annum for short and long-term bonds, respectively, and in the U.S. are 1.6% per annum and 4.0% per annum for short and long-term bonds, respectively. Since the URRs are based upon a five and ten year rolling average of government bond rates continuation of current rates or a further decline could have a material impact on income. However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)

Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.25% per annum in Canada, 8.0% per annum in the U.S., 5.0% per annum in Japan and 9.5% per annum in Hong Kong. These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation. The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $700 (December 31, 2009 – $800). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(800) (December 31, 2009 – $(900)).

(3)

Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The assumed returns on other non-fixed income assets net of provisions for adverse deviation and after taking into account the impact of differential taxation, have a similar impact on policyholder liabilities as the assumptions for public equities. The increased sensitivity from December 31, 2009 to December 31, 2010 is primarily related to the second order impact of the net decline in interest rates as well as the higher future non-fixed income demand in the Long-Term Care business anticipated from future increases in policyholder premiums.

(4)

Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

The increase in the sensitivity to changes in market interest rates is primarily due to the impact of the current lower market interest rates on liabilities with minimum interest guarantees and the impact of changes in lapse assumptions. Under Canadian GAAP, we must test a number of prescribed interest scenarios. The interest scenario we have adopted uses the structure of the prescribed scenario that currently produces the highest policy liability, which is a gradual grading of market interest rates from current market levels to assumed ultimate re-investment rates over 20 years, with additional prudence introduced through use of lower ultimate re-investment rates than the maximum prescribed levels. The decrease in sensitivity to public equity market returns is mostly due to the reduction in public equities supporting general fund policy liabilities. Sensitivity to other non-fixed income assets has increased from 2009 due to the projected additional acquisitions of non-fixed income assets modeled in the valuation resulting from the net decline in interest rates and valuation basis changes in 2010, most notably higher anticipated demand in the Long-Term Care segment from the anticipated policy premium increases.

Review of Actuarial Methods and Assumptions

The 2010 full year review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $2,871 million. Net of the impacts on participating surplus and minority interests, this resulted in a decrease in net income attributable to shareholders of $2,072 million post-tax.

The comprehensive 2010 review of valuation methods and assumptions was completed in the third quarter of 2010. In conjunction with prudent business practices to manage both product and asset related risks, the selection and monitoring of appropriate valuation assumptions are designed to minimize our exposure to measurement uncertainty related to policy liabilities. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of emerging actuarial and investment experience and the economic environment as well as a potential change to the actuarial standards in 2011 to include future mortality improvements in the valuation of policy liabilities, are likely to result in future changes to the valuation assumptions, which could be material.

64	2010 Annual Report

The following table summarizes the full year pre-tax policy liability impact of the basis changes by key category, as well as the corresponding impact on shareholders’ net income (post-tax).

(C$ millions) Assumption	Policy Liabilities	Net Income Attributable to Shareholders
Mortality and morbidity
Long-term care	$1,161	$(755)
Other	(258)	182
Lapses and policyholder behaviour	650	(487)
Expenses	(153)	127
Investment returns
Variable annuity parameter update	872	(665)
Ultimate reinvestment rates/grading for corporate spreads	441	(309)
Other	141	(219)
Other valuation model methodology and model refinements	17	54
Net Impact	$2,871	$(2,072)

NOTE: For all non-participating policies, excluding certain minor Asian lines of business, the policy liabilities are updated quarterly to reflect the impact of market interest rates and non-fixed income market values. The impact of the update is reflected directly in reported segmented earnings.

Long-term care mortality and morbidity changes

JH LTC completed a comprehensive long-term care claims experience study, including estimated favourable impacts of in-force rate increases. As a result:

■

Expected claims costs increase primarily due to increased ultimate incidence at higher attained ages, anti-selection at older issue ages and improved mortality, partially offset by better experience on business sold in the last seven years due to evolving underwriting tools. These collectively resulted in an increase in Active Life Reserves of $3.2 billion.

■	Disabled Life Reserves were also strengthened by $0.3 billion to reflect emerging continuance and salvage experience for Retail and Fortis blocks.

■	Claims margins were harmonized for the pre and post rate stabilization blocks. The reduction in margins resulted in a reserve release of $0.2 billion.

■

Expected future premium increases reduced reserves by $2.2 billion resulting in a total of $3.0 billion of future premium increases assumed in the reserves. Premium increases averaging approximately 40 per cent have been sought on 80 per cent of the in-force business. We have factored into our assumptions our best estimate of the timing and amount of state approved premium increases. Our actual experience obtaining price increases could be materially different than we have assumed, resulting in further policy liability increases or reserve releases which could be material.

Other mortality and morbidity changes

Policy liabilities were reduced primarily due to improved mortality in Canadian individual insurance.

Lapse and policyholder behavior assumptions

Policy liabilities were increased by:

■	$338 million to better reflect emerging recent lower lapse experience on U.S. and Canadian variable annuity business contracts that are in-the-money,

■	$265 million for emerging experience on renewal term business in Canadian individual insurance, and

■	$47 million attributed to emerging termination experience for protection businesses in Asia.

Expenses

Policy liabilities were reduced by $153 million to reflect lower investment related expenses across most business units, partially offset by a net increase in projected business maintenance expenses across several U.S. business lines.

Variable annuity parameter updates

The annual update to stochastic parameters used to calculate variable annuity policy liabilities resulted in a $461 million reserve strengthening in the U.S., $247 million in Japan and $164 million in Canada. Of this total strengthening, $416 million was related to updates to equity volatility parameters and $456 million was related to updates to mean bond returns.

Stochastic parameters are reviewed annually as part of our method and assumption review. Equity volatility parameters were updated to reflect experience observed in 2009. The resulting volatility parameters were increased from 15.55% to 16.55% in the U.S. and from 16.55% to 18.05% in Canada.

2010 Annual Report	65

Bond mean returns were also adjusted to reflect the recent market yield environment. Assumed bond mean returns were decreased by 50 basis points in the U.S. and 80 basis points in Canada, while in Japan the bond mean returns increased by 25 basis points.

Other investment returns

Changes to the URRs and assumptions for expected future fixed income spreads contributed to an increase in policy liabilities of $441 million. Policy liabilities were increased by $141 million due to enhancements of asset modeling across several business units.

Other valuation model methodology and model refinements

A number of business specific modeling refinements were made to improve the projection of the future cash flows on in-force business, netting to a reserve increase of approximately $17 million. The two main items consisted of the modeling of tax cash flows, which netted to a reserve release of approximately $195 million, offset by several refinements to modeling of liability cash flows.

The 2009 review of the actuarial methods and assumptions underlying policy liabilities produced a net increase in the policy liabilities of $1,878 million. Net of the impacts on participating surplus, minority interests, and restatement of prior period retained earnings, this resulted in a decrease in 2009 shareholders’ pre-tax income of $1,624 million.

Change in Policy Liabilities

The change in policy liabilities can be attributed to several sources: new business, acquisitions, in-force movement and currency impact. Changes in policy liabilities are substantially offset in the financial statements by premiums, investment income, policy benefits and other policy related cash flows. The changes in policy liabilities by business segment are shown below:

2010 Policy Liability Movement Analysis

(C$ millions)	Asia Division	Canadian Division	U.S. Insurance	U.S. Wealth Management	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2010	$17,877	$38,876	$54,004	$29,384	$1,693	$(147)	$141,687
New business	(91)	707	1,327	1,550	(4)	–	3,489
In-force movement	3,772	2,405	3,822	(1,505)	(106)	(108)	8,280
Changes in methods and assumptions	214	360	1,727	504	67	(1)	2,871
Currency impact	228	(2)	(2,984)	(1,522)	(112)	9	(4,383)
Total net changes	$4,123	$3,470	$3,892	$(973)	$(155)	$(100)	$10,257
Balance, December 31, 2010	$22,000	$42,346	$57,896	$28,411	$1,538	$(247)	$151,944

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities. New business policy liability impact is negative when estimated future premiums together with future investment income, is expected to be more than sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (excluding income taxes) and expenses on new policies issued.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar relative to the U.S. dollar. To the extent assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The in-force movement over the year is an increase of $8,280 million. A significant part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The large reduction of $1,505 million for in-force movements on the U.S. Wealth Management block includes a reduction from net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized. The decrease in the Corporate and Other segment is related to the John Hancock Accident and Health operation that is closed to new business and running off.

The increase of $2,871 million from changes in methods and assumptions includes a comprehensive review of all valuation methods and assumptions and results in a decrease in pre-tax earnings.

66	2010 Annual Report

Of the $11,769 million net increase in policy liabilities related to new business and in-force movement, $10,882 million is an increase in actuarial liabilities. The remaining is an increase of $887 million in other policy liabilities.

2009 Policy Liability Movement Analysis

(C$ millions)	Asia Division	Canadian Division	U.S. Insurance	U.S. Wealth Management	Reinsurance Division	Corporate and Other	Total
Balance, January 1, 2009	$18,692	$35,171	$53,920	$36,655	$1,854	$52	$146,344
New business	(232)	1,372	801	4,665	(19)	–	6,587
In-force movement	1,509	2,235	7,476	(7,161)	(58)	(239)	3,762
Changes in methods and assumptions	737	102	165	456	132	15	1,607
Currency impact	(2,829)	(4)	(8,358)	(5,231)	(216)	25	(16,613)
Total net changes	$(815)	$3,705	$84	$(7,271)	$(161)	$(199)	$(4,657)
Balance, December 31, 2009	$17,877	$38,876	$54,004	$29,384	$1,693	$(147)	$141,687

For new business, the segments with large positive general account premium revenue at contract inception show increases in policy liabilities. For segments where new business deposits are primarily into segregated funds, the increase in policy liabilities related to new business is small since the increase measures only general account liabilities.

The reduction in policy liabilities from currency reflects the appreciation of the Canadian dollar relative to the U.S. dollar and Japanese Yen. As assets are currency matched to liabilities, the reduction in policy liabilities due to currency is offset by a corresponding reduction from currency in the value of assets supporting those liabilities.

The large reduction of $7,161 million for in-force movements on the U.S. Wealth Management block includes $2,438 million of net maturity benefits on institutional contracts, a product line that is intentionally being de-emphasized, as well as a material reduction in reserves for segregated fund guarantee products from improved equity markets. A significant part of the in-force movement increase was related to the decline in interest rates and the resulting impact on the fair value of assets which back those liabilities. The decrease in the Corporate and Other segment is related to the transfer of certain reserves held in this segment at prior year end back to the operating units.

The increase of $1,607 million from changes in methods and assumptions is net of $271 million which was reflected as an adjustment to the 2008 opening policy liabilities at then current foreign exchange rates. This change in methods and assumptions results in a decrease in pre-tax earnings.

Of the $10,349 million net increase in policy liabilities related to new business and in-force movement, $9,944 million is an increase in actuarial liabilities. The remaining is an increase of $405 million in other policy liabilities.

Fair Value of Invested Assets

A large portion of the Company’s invested assets are recorded at fair value. Refer to note 1 of the 2010 consolidated financial statements for a description of the methods used in determining fair value for applicable invested assets. When quoted prices in active markets are not available for a particular investment, significant judgment is required to determine an estimated fair value based on market standard valuation methodologies. The market standard valuation methodologies utilized by the Company include discounted cash flow methodologies, matrix pricing or other similar techniques. The inputs to these market standard valuation methodologies include, but are not limited to: current interest rates or yields for similar instruments, credit rating of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, tenor (or expected tenor) of the instrument, management’s assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management’s judgments about the key market factors impacting these financial instruments. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company’s ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

Evaluation of Invested Asset Impairment

AFS equity and fixed income securities are carried at fair market value, with changes in fair value recorded in Other Comprehensive Income (“OCI”). AFS securities are considered impaired when fair value falls below their original cost. Impaired securities are reviewed on a regular basis and any fair value decrement is transferred out of AOCI and recorded in income at such time as the impairment is determined to be other than temporary.

Provisions for impairments of mortgage loans and private placement loans are recorded with losses reported in earnings when there is no longer reasonable assurance as to the timely collection of the full amount of the principal and interest.

Significant judgment is required in assessing whether an impairment is other than temporary and in assessing fair values and recoverable values. Key matters considered include economic factors, company and industry specific developments and specific issues with respect to single issuers and borrowers. For fixed income securities, the Company’s ability and intent to hold a security may also be considered in the impairment assessment.

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Changes in circumstances may cause future assessments of asset impairment to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for credit losses is included in the discussion of credit risk in note 7 to the consolidated financial statements.

Derivative Financial Instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate, equity and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain guarantee related actuarial liabilities. Refer to note 5 of the 2010 consolidated financial statements for a description of the methods used to determine the fair value of derivatives.

The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations and different interpretations or estimates may have a material effect on the amount reported in net income.

Variable Interest Entities (“VIEs”)

When an entity is considered a VIE, the primary beneficiary is required to consolidate the assets, liabilities and results of operations of the VIE. The primary beneficiary is the entity that is exposed, through variable interests, to a majority of the VIE’s expected losses and/or is entitled to a majority of the VIE’s expected residual returns, as defined under GAAP. When the Company is the primary beneficiary of a VIE, it consolidates the VIE either into the general fund or the segregated funds based on which has the preponderance of the exposure to the VIE. As outlined in note 17 to the consolidated financial statements, certain VIEs have been consolidated into the general fund and certain VIEs have been consolidated on the segregated funds statements of net assets. The Company uses a variety of complex estimation processes involving both qualitative and quantitative factors to determine whether an entity is a VIE, and to analyze whether it is the primary beneficiary of any entities that are determined to be VIEs. These processes involve estimating the future cash flows and performance of the VIE, analyzing the variability in those cash flows, and allocating the losses and returns among the identified parties holding variable interests. For further details on the Company’s involvement with VIEs, see note 17 to the consolidated financial statements.

Employee Future Benefits

The Company has a number of plans providing pension (defined benefit and defined contribution) and other benefits to eligible employees and agents after employment. The traditional defined benefit pension plans provide benefits based on years of service and average earnings at retirement. Due to the long-term nature of these plans and of the post-employment benefit plans, the calculation of the benefit expense and accrued benefit obligations depends on various economic assumptions such as discount rates, expected rates of return on plan assets, health care cost trend rates and compensation increase rates. These assumptions are determined by management and are reviewed annually. Differences between actual and assumed experience may affect the amount of the accrued benefit obligation and benefit expense. The key weighted average assumptions used, as well as the sensitivity of estimated liabilities to these assumptions, are presented in note 16 to the consolidated financial statements.

Contributions to the defined benefit pension and funded post-employment plans is also subject to various projections and assumptions based on the demographic profile of the membership, expected rates of return on plan assets and compensation increase rates, as presented in note 16 to the consolidated financial statements.

The Company’s broad-based pension plans are funded in accordance with actuarially determined amounts required to satisfy any applicable pension regulations. During 2010, the Company contributed $48 million (2009 – $48 million) to the broad-based pension plans and as at December 31, 2010, the shortfall of fair value of plan assets over plan obligations amounted to $119 million (2009 – $170 million), as presented in note 16 to the consolidated financial statements. For 2011, the required funding for the Company’s largest Canadian and U.S. pension plans is expected to be in the range of $10 to $50 million.

The Company’s supplemental pension plans for executives are for the most part unfunded. As at December 31, 2010, the shortfall of fair value of plan assets over plan obligations amounted to $755 million (2009 – $712 million), as presented in note 16 to the consolidated financial statements.

The Company’s other post-employment benefit plans are also for the most part unfunded. As at December 31, 2010, the shortfall of fair value of plan assets over plan obligations amounted to $440 million (2009 – $480 million), as presented in note 16 to the consolidated financial statements.

The Company reviews the appropriateness of the plans’ investment policy and strategy on a regular basis. The current asset mix and level of investment risk of the Company’s pension plans reflects their long-term nature.

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management’s interpretation of the

68	2010 Annual Report

relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A future income tax asset or liability is recognized whenever an amount is recorded for accounting purposes but not for tax purposes or vice versa. Future tax assets and liabilities are recorded based on expected future tax rates and management’s assumptions regarding the expected timing of the reversal of such temporary differences. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management’s determination consider the performance of the business including the ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determinations, consideration is given to, among other things, the following:

(i) future taxable income exclusive of reversing temporary differences and carryforwards;

(ii) future reversals of existing taxable temporary differences;

(iii) taxable income in prior carryback years; and

(iv) tax planning strategies.

The Company may be required to change its provision for income taxes if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

The Company is an investor in a number of leasing transactions and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2010, the Company recorded additional charges of $99 million after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of all our lease transactions be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$220 million as at December 31, 2010.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are tested at least annually for impairment. Under Canadian GAAP, goodwill is tested at the reporting unit level. As a result of the continuing impact of the deterioration in the overall U.S. economic environment, including persistent low interest rates, and management decisions in the third quarter to further reposition our U.S. business and the resultant reduction or elimination of products that give rise to significant earnings sensitivity or produce low returns on capital employed, our goodwill impairment testing in 2010 resulted in an impairment of the goodwill in our U.S. Insurance reporting unit in the amount of US$1,000 million of the total goodwill of US$2,318 million for the reporting unit. The impairment charge, which has been recorded in our Corporate and Other segment, is a non-cash item and does not affect our ongoing operations or our regulatory capital ratios. The tests performed in 2010 demonstrated that there was no impairment of intangible assets with indefinite lives.

Under IFRS, goodwill is tested at the cash generating unit level, a more granular level than a reporting unit. When IFRS is adopted, we expect to record an impairment charge of approximately $2.1 billion in excess of the impairment charge recorded under Canadian GAAP, and attributable to our U.S. Life, U.S. Wealth and Canadian Individual Insurance operations. This charge will be split between our IFRS Opening Balance Sheet (through retained earnings) at January 1, 2010 of $734 million and the third quarter 2010 comparative IFRS results of $2,330 million based on the facts and circumstances that existed at the respective times. Going forward, the impact of economic conditions and changes in product mix suggests a lower margin of recoverable value relative to carrying value attributable to our U.S Life, U.S. Long-Term Care and Canadian Individual Insurance cash generating units. As a result of these factors and the more granular level of goodwill testing under IFRS, more frequent impairment charges could occur in the future. The goodwill testing for 2011 will be updated based on the conditions that exist in 2011 and may result in further impairment charges, which could be material.

Changes in Accounting Policies

Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Most publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS as a replacement of current Canadian GAAP for fiscal periods beginning the first quarter of 2011, with corresponding comparative financial information provided for 2010.

Refer to note 2 of the consolidated financial statements for a summary of our significant IFRS accounting policy choices selected, our first time adoption elections under IFRS 1 – “First Time Adoption of IFRS”, and a description of the adjustments to our opening IFRS Balance Sheet as at January 1, 2010, the date of transition to IFRS, which forms the starting point for financial reporting in accordance with IFRS.

Based on our analysis of the identified differences between Canadian accounting requirements and existing IFRS, with the exception of the items discussed in note 2 of the consolidated financial statements, we do not expect a significant impact on our financial statements upon adoption. Further, we do not expect that the initial adoption of IFRS will have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

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A new international financial reporting standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013. Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (“CALM”) will be maintained. Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855, when IFRS is initially adopted, any change in the carrying value of the invested assets that support insurance liabilities will be offset by a corresponding change in insurance liabilities and therefore is not expected to have a material impact on net income.

The measurement under IFRS of products no longer considered insurance contracts, certain embedded derivative features contained in insurance products, additional ineffectiveness arising from hedge accounting relationships, more accelerated recognition of pension expense, potentially more frequent impairments of available-for-sale equity securities, and increased income from leverage lease investments are expected to result in additional earnings differences under IFRS, which in aggregate is not expected to be significant. Additionally, as a result of the more granular level of goodwill testing under IFRS, we expect that more frequent goodwill impairment charges could occur in the future.

Expected regulatory capital implications as a result of the adoption of IFRS

As part of the IFRS transition process, the Company is evaluating its effect on regulatory capital requirements. Under the IFRS transition guidance outlined by OSFI, the impact of IFRS adoption on available capital is phased-in over an eight quarter period beginning the first quarter of 2011. The impact on required capital is not subject to the phase-in rules. Our preliminary estimates indicate the adoption of IFRS may initially decrease MLI’s MCCSR by approximately four points beginning the first quarter of 2011 and approximately eight points over the two year phase-in period ending with the fourth quarter of 2012.

Update on IFRS transition progress

Our IFRS transition plan includes the education, review, approval and implementation of the accounting policy changes identified above. Additionally, the transition plan includes ensuring that project resourcing remains appropriate, modifying internal controls over financial reporting for the key identified changes above, frequent communication with our external auditors as well as the Audit Committee of the Board of Directors which includes a review of transition progress, discussion of potential transition and ongoing reporting changes, and an overview of developments in accounting and regulatory guidance related to IFRS. We do not expect the initial adoption of IFRS to have a significant impact on our disclosure controls and procedures, information technology systems or our business activities.

As we prepare for the transition to IFRS, we continue to monitor ongoing changes to IFRS and adjust our transition and implementation plans accordingly.

We have completed the preliminary opening IFRS balance sheet and are in the process of determining our quarterly IFRS comparative results for 2010 and note disclosures under IFRS. The most significant remaining milestones in our plan include finalization of the 2010 quarterly comparative IFRS results. Project status is reviewed by the oversight committee on a monthly basis. Our transition status is currently on track in accordance with our overall transition plan to have any remaining milestones completed by the first quarter of 2011. We are not aware, at the present time, of any matters that would prevent the Company from meeting its filing requirements for the first interim financial report under IFRS for the first quarter of 2011.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain significant respects from U.S. GAAP.

The primary differences between Canadian GAAP and U.S. GAAP include accounting for premiums and deposits, invested assets, investment income and segregated funds. There are also differences in the calculation and accounting for policy liabilities and differences in reporting policyholder cash flows. These differences are described in more detail in note 22 to the consolidated financial statements.

Differences between Canadian and Hong Kong Financial Reporting Standards

The consolidated financial statements of Manulife Financial are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain respects from Hong Kong Financial Reporting Standards (“HKFRS”).

The primary difference between Canadian GAAP and HKFRS is the determination of policy liabilities. In certain interest rate environments, policy liabilities determined in accordance with HKFRS may be higher than those computed in accordance with current Canadian GAAP.

Canadian GAAP and Hong Kong Regulatory Requirements

Insurers in Hong Kong are required by the Office of the Commissioner of Insurance to meet minimum solvency requirements. As at December 31, 2010, the Company has sufficient assets to meet the minimum solvency requirements under both Hong Kong regulatory requirements and Canadian GAAP.

70	2010 Annual Report

Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2010, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the Audit Committee, the CEO and CFO.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2010.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations due to manual controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2010, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by Ernst & Young LLP, the Company’s independent registered public accounting firm that also audited the consolidated financial statements of the Company for the year ended December 31, 2010. Their report expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2010, the Company’s contractual obligations and commitments are as follows:

Payments due by period (C$ millions)	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Long-term debt(1)	$6,947	$672	$843	$3,439	$1,993
Liabilities for capital instruments(1),(2),(3)	15,035	763	393	392	13,487
Purchase obligations	328	150	131	34	13
Operating leases	815	110	174	93	438
General fund policyholder liabilities(4)	485,575	11,550	11,258	12,973	449,794
Bank deposits and consumer notes(1)	17,445	13,756	1,695	1,561	433
Other	689	516	43	47	83
Total contractual obligations	$526,834	$27,517	$14,537	$18,539	$466,241

(1)

The contractual payments include principal, interest and distributions. The contractual payments reflect the amounts payable from January 1, 2011 up to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2010 and is assumed to remain constant to the final contractual maturity date. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary materially from the amounts and timing included in the table.

(2)

Liabilities for preferred shares – Class A, Series 1 are not included in the contractual obligation table. These preferred shares are redeemable by the Company by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015.

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(3)	$550 subordinated debentures that were redeemed on February 16, 2011 are included in “Less than 1 year”.

(4)

General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates (see “Policy Liabilities”).

In the normal course of business, the Company enters into investment commitments, which are not reflected in the consolidated financial statements. As at December 31, 2010, there were $3,154 million of investment commitments (2009 – $2,833 million), of which $2,310 million matures within one year (2009 – $1,550 million), $452 million within one to three years (2009 – $1,144 million), $278 million matures within three to five years (2009 – $121 million) and $114 million matures after five years (2009 – $18 million).

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are VIEs. Notes 17 and 20 of the annual consolidated financial statements describe the entities with which the Company has significant relationships.

Legal and Regulatory Proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicated that it was the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company has the opportunity to respond to the notice before OSC staff makes a decision whether to commence proceedings. The Company has responded to the notice and is cooperating with OSC staff in responding to further inquiries. The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations. The Company is not currently aware that any other regulatory body is considering commencing proceedings based on the Company’s disclosure obligations. However, there can be no assurance that additional regulatory proceedings will not be commenced in the future.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Plaintiffs in class action and other lawsuits against the Company may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time. A substantial legal liability or a significant regulatory action could have a material adverse effect on the Company’s business, results of operations, financial condition and capital position and adversely affect its reputation. Even if the Company ultimately prevails in the litigation, regulatory action or investigation, it could suffer reputational harm, which could have an adverse effect on its business, results of operations, financial condition and capital position, including its ability to attract new customers, retain current customers and recruit and retain employees.

Key Planning Assumptions and Uncertainties

Manulife’s management objectives do not constitute guidance and are based on certain key planning assumptions, including current accounting and capital standards; no acquisitions or divestitures; equity market returns and interest rates consistent with current best estimate of long-term assumptions; no net impact from any future basis changes, additional expected cost of hedging16, benefits of potential variable annuity required capital releases (based upon current required capital standards and long-term assumptions for equity market performance); additional favourable investment experience expected with improved economic conditions; and no net issuance of debt or capital. In addition, uncertainties regarding market and investment risks; potential accounting standard changes; potential regulatory and capital regime changes; timing and approach to expanded hedging and other risks17 could cause actual results to differ materially from management objectives.

[16]

In its financial model supporting the 2015 management objectives, the Company has modeled for an additional $400 million per annum, after-tax, to cover the expected cost of hedging, though actual results are expected to vary.

[17]	See “Caution regarding forward-looking statements”.

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Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures include: Adjusted Earnings from Operations; Net Income Excluding the Direct Impact of Equity Markets and Interest Rates; Return on Common Shareholders’ Equity; Constant Currency Basis; Sales; Premiums and Deposits; Premiums and Premium Equivalents; Funds under Management; Capital; and Shareholders’ Economic Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income excluding the direct impact of equity markets and interest rates shows what the net income attributed to shareholders would have been assuming that existing hedges remained unchanged and that interest and equity markets performed as assumed in our policy valuation. We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates.

Adjusted earnings from operation by division  uses the same definition of “adjusted earnings from operations” as outlined above under “2010 Highlights” and “Fourth Quarter 2010 Adjusted Earnings from Operations and Reconciliation with GAAP Measure”, and applies it to the divisional level. The total column is the sum of the actual adjusted earnings from operations for each quarter in 2010. The adjusted earnings from operations for the operating divisions (Asia, Canadian, U.S.) excludes the earnings on surplus allocation from the Corporate and Other segment.

(C$ millions)	Asia	Canadian	U.S.	Reinsurance, Corporate and Other(1)	Other	Total
Reported net income (loss) attributed to shareholders	$623	$950	$759	$388	$(3,111)	$(391)
Less notable items:
Equity market, interest rate and other investment experience including credit, OTTI and gains on AFS bonds	$(256)	$(95)	$(287)	$501	$–	$(137)
Tax related gains	–	186	8	(28)	–	166
Net policyholder experience gains (losses)	41	2	(12)	13	–	44
Change in accounting policy for deferred acquisition costs in the Hong Kong pension business	(39)	–	–	–	–	(39)
Remove allocation of earnings on surplus (post-tax)	158	139	269	(566)	–	–
Refinements in actuarial methods and assumptions	–	–	–	–	(2,072)	(2,072)
Goodwill impairment	–	–	–	–	(1,039)	(1,039)
Changes in currency rates(2)	–	–	–	–	(185)	(185)
Total notable items	$(96)	$232	$(22)	$(80)	$(3,296)	$(3,262)
Adjusted earnings from operations	$719	$718	$781	$468	$185	$2,871

(1)	Excludes goodwill impairment and changes to actuarial methods and assumptions.
(2)	Adjustment to move adjusted earnings from the actual exchange rates to the June 30, 2009 exchange rates used to calculate adjusted earnings.

Return on common shareholders’ equity (“ROE”) is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding AOCI on AFS securities and cash flow hedges.

Return on common shareholders’ equity

(C$ millions)	Quarterly results		Year ended
	4Q10	4Q09	2010	2009
Net income (loss) available to common shareholders	$1,774	$848	$(470)	$1,338
Opening total equity available to common shareholders	$24,501	$24,812	$27,405	$26,496
Closing total equity available to common shareholders	$25,292	$27,405	$25,292	$27,405
Weighted average total equity available to common shareholders	$24,896	$26,108	$26,239	$25,845
Opening AOCI on AFS securities and cash flow hedges	$404	$442	$564	$(846)
Closing AOCI on AFS securities and cash flow hedges	$152	$564	$152	$564
Adjustment for average AOCI	$(278)	$(503)	$(506)	$126
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$24,618	$25,605	$25,733	$25,971
ROE based on weighted average total equity available to common shareholders (annualized)	28.3%	12.9%	(1.8)%	5.2%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	28.6%	13.1%	(1.8)%	5.2%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2009.

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Sales are measured according to product type:

■

For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

■

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

■

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

■

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

Premiums and deposits is a measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) premiums and premium equivalents (see below), (ii) segregated fund deposits, excluding seed money, (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts and (v) other deposits in other managed funds.

Premiums and premium equivalents  are part of premiums and deposits. The Company calculates premiums and premium equivalents as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) premium equivalents for administration only group benefit contracts and (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement.

Premiums and deposits

(C$ millions)	Quarterly results		Year ended
	4Q10	4Q09	2010	2009
Premium income	$4,837	$4,731	$18,351	$22,946
Deposits from policyholders per Consolidated Statement of Segregated Fund Changes in Net Assets	6,025	7,343	24,544	29,084
Premiums and deposits per financial statements	$10,862	$12,074	$42,895	$52,030
Mutual fund deposits	3,662	2,378	12,612	8,733
Institutional advisory account deposits	443	363	2,700	4,492
ASO premium equivalents	662	663	2,647	2,629
Group Benefits ceded premiums	933	919	3,675	2,760
Other fund deposits	145	138	532	626
Total premiums and deposits	$16,707	$16,535	$65,061	$71,270
Currency impact	432	–	4,787	–
Constant currency premiums and deposits	$17,139	$16,535	$69,848	$71,270

Funds under management is a measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management

As at December 31,
(C$ millions)	2010	2009
Total invested assets	$199,448	$187,470
Total segregated funds net assets	200,057	191,741
Less: segregated funds held by the Company	(148)	(118)
Funds under management per financial statements	$399,357	$379,093
Mutual funds	47,726	33,370
Institutional advisory accounts (excluding segregated funds)	21,066	20,906
Other funds (excluding segregated funds)	7,034	6,248
Total funds under management	$475,183	$439,617
Currency impact	13,898	–
Constant currency funds under management	$489,081	$439,617

The definition we use for Capital serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of: (i) total equity excluding AOCI on cash flow hedges; (ii) non-controlling interest in subsidiaries; and (iii) liabilities for preferred shares and qualifying capital instruments.

74	2010 Annual Report

Total capital

As at December 31,
(C$ millions)	2010	2009
Total equity	$26,873	$28,907
Add back: AOCI loss on cash flow hedges	99	48
Add liabilities for preferred shares and qualifying capital instruments	4,011	4,037
Add non-controlling interest in subsidiaries	254	202
Total capital	$31,237	$33,194

Impact on shareholders’ economic value  is one of the measures we use to describe the potential impact of changes in equity markets and interest rates. Our method of calculating the impact on shareholders’ economic value is set out in the relevant sections above where the impact is disclosed.

Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended, (C$ millions, except per share amounts)	Dec. 31, 2010	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009
Revenue
Premium income
Life and health insurance(1)	$3,651	$3,558	$3,356	$3,215	$3,575	$3,576	$3,573	$4,275
Annuities and pensions	1,186	1,091	1,114	1,180	1,156	1,947	2,147	2,697
Total premium income	$4,837	$4,649	$4,470	$4,395	$4,731	$5,523	$5,720	$6,972
Investment income	2,259	3,081	2,094	2,042	2,061	2,082	2,061	1,837
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes(2)	(5,289)	3,869	3,817	1,149	(1,441)	4,661	2,145	(2,103)
Other revenue	1,613	1,539	1,529	1,579	1,620	1,486	1,459	1,293
Total revenue	$3,420	$13,138	$11,910	$9,165	$6,971	$13,752	$11,385	$7,999
Income (loss) before income taxes	$2,155	$(1,336)	$(3,346)	$1,355	$981	$(701)	$1,695	$(2,127)
Income tax (expense) recovery	(341)	437	971	(207)	(136)	563	89	1,056
Net income (loss)	$1,814	$(899)	$(2,375)	$1,148	$845	$(138)	$1,784	$(1,071)
Net income (loss) attributed to shareholders	$1,794	$(947)	$(2,378)	$1,140	$868	$(172)	$1,774	$(1,068)
Basic earnings (loss) per common share	$1.00	$(0.55)	$(1.36)	$0.64	$0.51	$(0.12)	$1.09	$(0.67)
Diluted earnings (loss) per common share	$1.00	$(0.55)	$(1.36)	$0.64	$0.51	$(0.12)	$1.09	$(0.67)
Segregated funds deposits	$6,025	$5,347	$5,968	$7,204	$7,343	$6,091	$7,391	$8,259
Total assets – general fund	$217,672	$228,130	$220,219	$206,521	$205,845	$208,650	$208,238	$214,227
Segregated funds net assets	$200,057	$201,752	$190,243	$194,149	$191,741	$188,148	$178,161	$164,464
Weighted average common shares (in millions)	1,773	1,767	1,762	1,758	1,669	1,615	1,611	1,610
Diluted weighted average common shares (in millions)	1,776	1,767	1,762	1,763	1,673	1,615	1,616	1,610
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.26	$0.26
CDN$ to $1US – Balance Sheet	0.9946	1.0298	1.0606	1.0156	1.0466	1.0722	1.1625	1.2602
CDN$ to $1US – Statement of Operations	1.0128	1.0391	1.0276	1.0401	1.0562	1.0979	1.1668	1.2456

(1)

At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported on the income statement.

(2)

For fixed income assets supporting policy liabilities and for equities supporting pass-through products, the impact of realized and unrealized (losses) gains on the assets is largely offset in the change in actuarial liabilities.

2010 Annual Report	75

Selected Annual Financial Information

As at and for the years ended December 31, (C$ millions, except per share amounts)	2010	2009	2008
Total assets	$217,672	$205,845	$211,025
Long-term financial liabilities:
Long-term debt	$5,443	$3,308	$3,689
Non-controlling interest in subsidiaries	254	202	217
Liabilities for preferred shares and capital instruments	4,412	4,581	3,674
	$10,109	$8,091	$7,580
Dividend per common share	$0.52	$0.78	$1.00
Cash dividend per Class A Share, Series 1	$1.025	$1.025	$1.025
Cash dividend per Class A Share, Series 2	$1.16252	$1.16252	$1.16252
Cash dividend per Class A Share, Series 3	$1.125	$1.125	$1.125
Cash dividend per Class A Share, Series 4	$1.65	$1.3087
Cash dividend per Class 1 Share, Series 1	$1.40	$0.76425

Additional Information Available

Additional information relating to Manulife Financial, including MFC’s Annual Information Form, is available on the Company’s web site at www.manulife.com and on SEDAR at www.sedar.com.

Outstanding Shares – Selected Information

Class A Shares Series 1

As at March 15, 2011, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Subsequent Events

On February 16, 2011, MLI redeemed the outstanding $550 million principal amount of the 6.24% subordinated debentures at par plus accrued and unpaid interest.

On March 11, 2011, MFC issued eight million Class 1 Shares Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $200 million. The Series 3 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.20% until June 19, 2016, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 1.41%. On June 19, 2016 and on June 19 every five years thereafter, the Series 3 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 4 (“Series 4 Preferred Shares”). The Series 4 Preferred Shares are entitled to non-cumulative floating preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury bill yield plus 1.41%.

Common Shares

As at March 15, 2011, MFC had 1,777,960,688 common shares outstanding.

76	2010 Annual Report

Consolidated Financial Statements

79	Responsibility for Financial Reporting

80	Appointed Actuary’s Report to the Shareholders

81	Independent Auditors’ Report of Registered Public Accounting Firm

82	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

83	Consolidated Balance Sheets

84	Consolidated Statements of Operations

85	Consolidated Statements of Changes in Equity

86	Consolidated Statements of Comprehensive Loss

87	Consolidated Statements of Cash Flows

88	Segregated Funds Consolidated Statements of Net Assets

88	Segregated Funds Consolidated Statements of Changes in Net Assets

89	Notes to Consolidated Financial Statements

2010 Annual Report	77

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78	2010 Annual Report

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. Appropriate accounting policies and estimates are also used in the determination of the information prepared in accordance with United States generally accepted accounting principles. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit Committee.

Donald A. Guloien President and Chief Executive Officer	Michael W. Bell Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

March 18, 2011

2010 Annual Report	79

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Balance Sheets as at December 31, 2010 and 2009 and their change in the Consolidated Statements of Operations for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Cindy Forbes, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

March 18, 2011

80	2010 Annual Report

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of Manulife Financial Corporation

We have audited the accompanying consolidated financial statements of Manulife Financial Corporation, which comprise the Consolidated Balance Sheets of the Company and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2010 and 2009, and the Consolidated Statements of Operations, Changes in Equity, Comprehensive Loss and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Manulife Financial Corporation and its Segregated Funds as at December 31, 2010 and 2009, and the results of its operations and its cash flows and the changes in the net assets of its Segregated Funds for years then ended in accordance with Canadian generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion on Manulife Financial Corporation’s internal control over financial reporting.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 18, 2011

2010 Annual Report	81

Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)

We have audited Manulife Financial Corporation’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting contained in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of the Company and the Consolidated Statements of Net Assets of its Segregated Funds as at December 31, 2010 and 2009 and the Consolidated Statements of Operations, Equity, Comprehensive Loss and Cash Flows of the Company and the Consolidated Statements of Changes in Net Assets of its Segregated Funds for the years then ended and our report dated March 18, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 18, 2011

82	2010 Annual Report

Consolidated Balance Sheets

As at December 31,

(Canadian $ in millions)	2010	2009
Assets
Invested assets (note 3)
Cash and short-term securities	$11,791	$18,780
Securities
Bonds	101,560	85,107
Stocks	10,475	9,688
Loans
Mortgages	31,816	30,699
Private placements	22,343	22,912
Policy loans	6,486	6,609
Bank loans	2,355	2,457
Real estate	6,358	5,897
Other investments	6,264	5,321
Total invested assets	$199,448	$187,470
Other assets
Accrued investment income	$1,621	$1,540
Outstanding premiums	671	812
Goodwill and intangible assets (note 4)	7,857	9,127
Derivatives (note 5)	3,909	2,680
Miscellaneous	4,166	4,216
Total other assets	$18,224	$18,375
Total assets	$217,672	$205,845
Segregated funds net assets	$200,057	$191,741

Liabilities and Equity
Policy liabilities (note 6)	$151,944	$141,687
Deferred realized net gains	128	108
Bank deposits	16,300	14,735
Consumer notes (note 9)	978	1,291
Long-term debt (note 10)	5,443	3,308
Future income tax liability (note 11)	1,393	1,883
Derivatives (note 5)	3,404	2,656
Other liabilities	6,543	6,487
	$186,133	$172,155
Liabilities for preferred shares and capital instruments (note 12)	4,412	4,581
Non-controlling interest in subsidiaries	254	202
Equity
Participating policyholders’ equity	159	80
Shareholders’ equity
Preferred shares (note 13)	1,422	1,422
Common shares (note 13)	19,254	18,937
Contributed surplus	207	182
Retained earnings	11,473	12,870
Accumulated other comprehensive income (loss) on available-for-sale securities	251	612
on cash flow hedges	(99)	(48)
on translation of self-sustaining foreign operations	(5,794)	(5,148)
Total equity	$26,873	$28,907
Total liabilities and equity	$217,672	$205,845
Segregated funds net liabilities	$200,057	$191,741

The accompanying notes are an integral part of these consolidated financial statements.

Donald A. Guloien	Gail Cook-Bennett
President and Chief Executive Officer	Chair of the Board of Directors

2010 Annual Report	83

Consolidated Statements of Operations

For the years ended December 31,

(Canadian $ in millions except per share amounts)	2010	2009
Revenue
Premium income (note 19)	$18,351	$22,946
Investment income (note 3)
Investment income	9,476	8,041
Realized and unrealized gains on assets supporting policy liabilities and consumer notes	3,546	3,262
Other revenue	6,260	5,858
Total revenue	$37,633	$40,107
Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$4,314	$5,029
Maturity and surrender benefits	5,608	7,247
Annuity payments	3,026	3,207
Policyholder dividends and experience rating refunds	1,127	1,418
Net transfers to segregated funds	76	1,789
Change in actuarial liabilities	13,777	11,391
General expenses	3,732	3,682
Investment expenses (note 3)	971	947
Commissions	3,756	3,980
Interest expense (note 3)	1,077	1,301
Premium taxes	262	284
Goodwill impairment (note 4)	1,039	–
Non-controlling interest in subsidiaries	40	(16)
Total policy benefits and expenses	$38,805	$40,259

Loss before income taxes	$(1,172)	$(152)
Income tax recovery (note 11)	860	1,572
Net income (loss)	$(312)	$1,420

Net income attributed to participating policyholders	$79	$18

Net income (loss) attributed to shareholders	$(391)	$1,402
Preferred share dividends	(79)	(64)
Net income (loss) available to common shareholders	$(470)	$1,338

Weighted average number of common shares outstanding (in millions) (note 15)	1,765	1,626
Weighted average number of diluted common shares outstanding (in millions) (note 15)	1,765	1,631

Basic earnings (loss) per common share	$(0.27)	$0.82
Diluted earnings (loss) per common share (note 15)	$(0.27)	$0.82
Dividends per common share	$0.52	$0.78

The accompanying notes are an integral part of these consolidated financial statements.

84	2010 Annual Report

Consolidated Statements of Changes in Equity

For the years ended December 31,

(Canadian $ in millions)	2010	2009
Participating policyholders’ equity
Balance, January 1	$80	$62
Net income for the year	79	18
Balance, December 31	$159	$80

Preferred shares
Balance, January 1	$1,422	$638
Issued (note 13)	–	800
Issuance costs, net of tax	–	(16)
Balance, December 31	$1,422	$1,422

Common shares
Balance, January 1	$18,937	$16,157
Issued on exercise of stock options and deferred share units and acquisition of subsidiary (note 13)	3	166
Issued by public offering, net (note 13)	–	2,435
Issued under dividend reinvestment and share purchase plans (note 13)	314	179
Balance, December 31	$19,254	$18,937

Contributed surplus
Balance, January 1	$182	$160
Exercise of stock options	–	(1)
Stock option expense (note 15)	25	24
Taxes on stock options exercised	–	(1)
Balance, December 31	$207	$182

Shareholders’ retained earnings
Balance, January 1	$12,870	$12,796
Net income (loss) attributed to shareholders	(391)	1,402
Preferred share dividends	(79)	(64)
Common share dividends	(927)	(1,264)
Balance, December 31	$11,473	$12,870

Accumulated other comprehensive (loss) income (“AOCI”)
On available-for-sale securities
Balance, January 1	$612	$(521)
Change in unrealized gains/losses, net of taxes	(361)	1,133
Balance, December 31	$251	$612

On cash flow hedges
Balance, January 1	$(48)	$(325)
Change in unrealized gains/losses, net of taxes	(51)	277
Balance, December 31	$(99)	$(48)

On translation of self-sustaining foreign operations
Balance, January 1	$(5,148)	$(1,770)
Change in unrealized currency translation gains/losses, net of taxes	(646)	(3,378)
Balance, December 31	$(5,794)	$(5,148)
Total of shareholders’ retained earnings and AOCI, December 31	$5,831	$8,286
Total equity, December 31	$26,873	$28,907

The accompanying notes are an integral part of these consolidated financial statements.

2010 Annual Report	85

Consolidated Statements of Comprehensive Loss

For the years ended December 31,

(Canadian $ in millions)	2010	2009

Net income (loss) attributed to shareholders	$(391)	$1,402
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities Unrealized gains arising during the year	$336	$925
Reclassification of realized (gains) losses and impairments to net income	(697)	208
	$(361)	$1,133
Change in unrealized gains/losses on derivative investments designated as cash flow hedges Unrealized gains (losses) arising during the year	$(60)	$284
Reclassification of realized (gains) losses to net income	9	(7)
	$(51)	$277
Change in unrealized currency translation losses of self-sustaining foreign operations
On translation of financial statements	$(761)	$(3,940)
On hedges	115	562
	$(646)	$(3,378)
Total other comprehensive loss	$(1,058)	$(1,968)
Comprehensive loss attributed to shareholders	$(1,449)	$(566)

Income taxes included in components of Other Comprehensive Loss

For the years ended December 31, (Canadian $ in millions)	2010	2009
Income tax expense (recovery)
Change in unrealized gains/losses on available-for-sale financial securities Income tax expense (recovery) from unrealized gains/losses arising during the year	$75	$402
Income tax (expense) recovery related to reclassification of realized gains/losses and impairments/recoveries to net income	(251)	123
	$(176)	$525
Change in unrealized gains/losses on derivative investments designated as cash flow hedges Income tax expense (recovery) from unrealized gains/losses arising during the year	$(32)	$154
Income tax (expense) recovery related to reclassification of realized gains/losses to net income	5	(4)
	$(27)	$150
Change in unrealized currency translation gains/losses of self-sustaining operations Income tax (recovery) on translation	$(4)	$(11)
Income tax expense on hedges	56	260
	$52	$249
Total income tax expense (recovery)	$(151)	$924

The accompanying notes are an integral part of these consolidated financial statements.

86	2010 Annual Report

Consolidated Statements of Cash Flows

For the years ended December 31,

(Canadian $ in millions)	2010	2009
Operating activities
Net income (loss)	$(312)	$1,420
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed Products institutional annuity contracts	14,732	13,861
Amortization of deferred net realized gains and move to market adjustments on real estate investments	(53)	(112)
Accretion of discount on invested assets	(355)	(350)
Other amortization	280	304
Net realized and unrealized gains including impairments	(4,246)	(2,074)
Changes in fair value of consumer notes	(13)	106
Future income tax recovery	(456)	(1,275)
Stock option expense	25	24
Goodwill impairment	1,039	–
Non-controlling interest in subsidiaries	35	(16)
Net income adjusted for non-cash items	$10,676	$11,888
Changes in policy related and operating receivables and payables	886	134
Cash provided by operating activities	$11,562	$12,022

Investing activities
Purchases and mortgage advances	$(76,097)	$(48,429)
Disposals and repayments	55,056	38,184
Amortization of premiums on invested assets	476	511
Changes in investment broker net receivables and payables	137	(59)
Net cash decrease from purchase of subsidiaries	(28)	(13)
Cash used in investing activities	$(20,456)	$(9,806)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$536	$(1,123)
Issue of long-term debt, net proceeds	2,174	1,593
Repayment of long-term debt	(1)	(2,000)
Net redemptions in John Hancock Fixed Products institutional annuity contracts	(955)	(2,470)
Consumer notes matured	(293)	(527)
Changes in bank deposits, net	1,574	2,595
Shareholder dividends paid in cash	(691)	(1,149)
Funds borrowed (repaid), net	5	(10)
Issue of debenture	–	1,000
Redemption of subordinated note payable	(150)	–
Capital from joint venture partner	40	35
Preferred shares issued, net	–	784
Common shares issued, net	3	2,455
Cash provided by financing activities	$2,242	$1,183

Cash and short-term securities
(Decrease) increase during the year	$(6,652)	$3,399
Effect of exchange rate changes on cash and short-term securities	(339)	(1,934)
Balance, January 1	18,255	16,790
Balance, December 31	$11,264	$18,255

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$18,780	$17,269
Net payments in transit, included in other liabilities	(525)	(479)
Net cash and short-term securities, January 1	$18,255	$16,790

End of year
Gross cash and short-term securities	$11,791	$18,780
Net payments in transit, included in other liabilities	(527)	(525)
Net cash and short-term securities, December 31	$11,264	$18,255

The accompanying notes are an integral part of these consolidated financial statements.

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Segregated Funds Consolidated Statements of Net Assets

As at December 31, (Canadian $ in millions)	2010	2009
Investments, at market value
Cash and short-term securities	$2,944	$3,447
Bonds	7,510	7,340
Stocks and mutual funds	186,412	177,504
Other investments	5,149	5,267
Accrued investment income	75	76
Other liabilities, net	(2,033)	(1,893)
Total segregated funds net assets	$200,057	$191,741

Composition of segregated funds net assets:
Held by policyholders	$198,972	$190,665
Held by the Company	148	118
Held by other contract holders (note 1(e))	937	958
Total segregated funds net assets	$200,057	$191,741

Segregated Funds Consolidated Statements of Changes in Net Assets

For the years ended December 31,

(Canadian $ in millions)	2010	2009
Net policyholder cash flow
Deposits from policyholders	$24,544	$29,084
Net transfers from general fund	76	1,789
Payments to policyholders	(21,612)	(18,531)
	$3,008	$12,342

Investment related
Interest and dividends	$5,022	$5,123
Net realized and unrealized investment gains	16,230	33,692
	$21,252	$38,815

Other
Management and administrative fees	$(3,415)	$(3,204)
Transfer to mutual funds resulting from restructuring of Hong Kong pension business	(6,614)	–
Other contracts consolidated with segregated funds (note 1(e))	–	868
Effect of currency exchange rate changes	(5,915)	(22,460)
	$(15,944)	$(24,796)

Net additions	$8,316	$26,361
Segregated funds net assets, January 1	191,741	165,380
Segregated funds net assets, December 31	$200,057	$191,741

The accompanying notes are an integral part of these consolidated financial statements.

88	2010 Annual Report

Notes to Consolidated Financial Statements

Page Reference	Note
91	Note 1	– Nature of Operations and Significant Accounting Policies
95	Note 2	– Future Accounting and Reporting Changes
103	Note 3	– Invested Assets and Investment Income
109	Note 4	– Goodwill and Intangible Assets
110	Note 5	– Derivative and Hedging Instruments
114	Note 6	– Policy Liabilities
120	Note 7	– Risk Management
131	Note 8	– Fair Value of Financial Instruments
134	Note 9	– Consumer Notes
135	Note 10	– Long-Term Debt
136	Note 11	– Income Taxes
138	Note 12	– Liabilities for Preferred Shares and Capital Instruments
140	Note 13	– Share Capital
141	Note 14	– Capital Management
141	Note 15	– Stock-Based Compensation
143	Note 16	– Employee Future Benefits
148	Note 17	– Variable Interest Entities
151	Note 18	– Commitments and Contingencies
154	Note 19	– Segmented Information
156	Note 20	– Related Parties
157	Note 21	– Significant Subsidiaries
159	Note 22	– Material Differences Between Canadian and United States Generally Accepted Accounting Principles
175	Note 23	– Subsequent Events
175	Note 24	– Comparatives

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90	2010 Annual Report

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    ^    Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd., a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) provide a wide range of financial products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds, to individual and group customers in Asia, Canada and the United States. The Company also offers reinsurance services, primarily life and property and casualty retrocession, and provides investment management services with respect to the Company’s general fund and segregated fund assets and to mutual funds and institutional customers.

MFC is incorporated under the Insurance Companies Act (Canada) (“ICA”), which requires that financial statements be prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to Canadian GAAP. The preparation of financial statements, in conformity with Canadian GAAP, requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. The most significant estimation processes relate to the determination of policy liabilities, provisioning for asset impairment, determination of pension and other post-employment benefit obligations and expenses, income taxes, impairment testing of goodwill and intangible assets, fair value of certain financial instruments and assessment of variable interest entities (“VIEs”). Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used in the preparation of these consolidated financial statements are summarized below:

a)	Basis of consolidation

MFC consolidates the financial statements of all subsidiary companies and any VIEs where MFC is considered to be the primary beneficiary. As outlined in note 17, certain VIEs are consolidated into the general fund and certain VIEs are consolidated on the Segregated Funds Statements of Net Assets. General fund inter-company balances and transactions are eliminated and non-controlling interests in subsidiaries are included as a separate line item on the Consolidated Balance Sheets and the Consolidated Statements of Operations. The results of operations of subsidiaries are included in the consolidated financial statements from their date of acquisition.

The equity method of accounting is used to account for investments over which the Company has significant influence, whereby the Company records its share of the investee’s net assets and financial results. Gains and losses on sale of these investments are included in income when realized, while expected losses on other than temporary impairments (“OTTI”) are recognized immediately. These investments are included in other investments in the Company’s Consolidated Balance Sheets.

b)	Invested assets

The invested assets held by the Company are accounted for using the methods described below.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed-income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Net payments in transit and overdraft bank balances are included in other liabilities.

Bonds are designated as trading under the fair value option or as available-for-sale (“AFS”). Bonds are carried at fair value. Unrealized gains and losses on bonds designated as trading are recognized in income immediately. Unrealized gains and losses on AFS bonds are recorded in other comprehensive income (“OCI”). Realized gains and losses on sale of bonds are recognized in income immediately. Impairment losses on AFS bonds are recognized in income on an individual security basis when the bond is considered to be other than temporarily impaired. Impairment is considered other than temporary when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond.

Stocks are designated as trading or as AFS. Stock securities traded in an active market are carried at fair value. Stock securities designated as AFS, not traded in an active market are carried at cost. Realized gains and losses on sale of stocks and unrealized gains and losses on stocks designated as trading are recognized in income immediately. Unrealized gains and losses on AFS stocks are recorded in OCI. Impairment losses on AFS stocks are recognized in income on an individual security basis when the stock is considered to be other than temporarily impaired. Other than temporary impairment occurs when fair value has declined significantly below cost or for a prolonged period of time and there is not objective evidence to support recovery in value.

Mortgages are classified as loans and are carried at amortized cost less provisions for impairment losses, if any. Realized gains and losses are recorded in income immediately. When mortgages are impaired or when contractual payments are more than 90 days in arrears, interest is no longer accrued. Interest accruals are resumed once the contractual payments are no longer in arrears and are considered current. Impairment losses are recorded on individual mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected

2010 Annual Report	91

future cash flows at the effective interest rates inherent in the mortgages; the fair value of collateral security underlying the mortgages, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the mortgages, if any.

The Company accounts for insured mortgage securitizations as sales when the mortgages are transferred to a special purpose entity under terms that transfer control to third parties and consideration other than beneficial interest in the mortgages is received. The mortgages are removed from the consolidated balance sheet and a gain or loss is recorded in investment income at the time of sale. The amount of the gain or loss recognized depends on the previous carrying values of the mortgages transferred, allocated between the mortgages sold and retained interests based on their relative fair values at the date of transfer. As market prices are not available for interest only strips where retained in the transferred mortgages, fair value is determined by estimating the present value of the future expected cash flows using management’s best estimates of key assumptions, including prepayment rates, forward yield curves and discount rates commensurate with the risks involved. The retained interests are designated as trading under the fair value option or as AFS. They are carried at fair value and classified within level 3 of the fair value hierarchy as described in note 8. Unrealized gains or losses for retained interests designated as trading are recorded in income immediately and unrealized gains or losses for retained interests designated as AFS are recorded in OCI. When the Company retains the servicing rights to the transferred mortgages, a servicing asset is recognized when the benefits of servicing are more than adequate compensation and a servicing liability is recognized when the benefits of servicing are not expected to be adequate.

Private placements include corporate loans for which there is no active market. These are classified as loans and are carried at amortized cost less provision for impairments. Realized gains and losses are recorded in income immediately. When private placement investments are considered impaired, interest is no longer accrued. Interest accruals are resumed once the investment is no longer considered to be impaired. Impairment losses are recorded on individual private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured by discounting the expected future cash flows at the effective interest rates inherent in the loans; the fair value of security underlying the loans, net of expected costs of realization and any amounts legally required to be paid to the borrowers; or observable market prices for the loans, if any.

Private placements also include investments in leveraged leases. The carrying value of leveraged leases is calculated by accruing income at the lease’s expected internal rate of return in accordance with the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”), EIC 46 “Leveraged Leases”.

Policy loans are classified as loans with a carrying value equal to their unpaid balance. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Bank loans are carried at unpaid principal minus provision for credit losses, if any. When bank loans are impaired or when contractual payments are more than 90 days in arrears, interest is no longer accrued. Interest accruals are resumed once the contractual payments are no longer in arrears and are considered current.

Once established, provisions for impairment of mortgages, private placements and bank loans are reversed only if the conditions that caused the impairment no longer exist. Reversals of impairment charges on AFS debt securities are only recognized to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded. On disposition of an impaired asset, any allowance for impairment is released.

In addition to allowances against the carrying value of impaired assets, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of actuarial liabilities.

Interest income is recognized on bonds and loans using the accrual basis. Premiums and discounts are amortized over the life of the underlying investment using the effective yield method.

The Company records purchases and sales of invested assets on a trade date basis.

Real estate investments are carried on a “move to market” basis with carrying values adjusted towards fair value at three per cent per quarter. Realized gains and losses are also deferred and brought into investment income at three per cent per quarter. Specific properties are immediately written down to market value, if impairment in the value of the entire real estate portfolio (determined net of deferred realized gains and losses) is considered to be other than temporary.

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Other investments are accounted for using the equity method when the Company has the ability to exercise significant influence or the cost method when significant influence does not exist.

c)	Goodwill and other intangible assets

Goodwill represents the excess of the cost over the fair value of the identifiable net assets acquired in a business combination. Intangible assets include indefinite life and finite life intangible assets. Goodwill and intangible assets with indefinite lives are tested at least annually for impairment at the reporting unit level. A reporting unit comprises business operations with similar economic characteristics and strategies, and is either a business segment or one level below. Any potential impairment of goodwill is identified by comparing the estimated fair value of a reporting unit to its carrying value. Any potential impairment of intangible assets with indefinite lives is identified by comparing the estimated fair value of the asset to its carrying value on the balance sheet. Finite life intangible assets are amortized over their estimated useful lives and tested for impairment whenever changing circumstances suggest impairment may have occurred.

92	2010 Annual Report

d)	Miscellaneous assets

Miscellaneous assets include prepaid pension benefit costs, amounts due from reinsurers and capital assets. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

e)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds accrue directly to the policyholders. The funds are presented separately from the general fund of the Company. Investments held in segregated funds are carried at market value. Income earned from segregated fund management fees is included in other revenue.

Where the Company’s general and segregated funds share a controlling financial interest in a VIE, the VIE is consolidated into the accounts of the segregated funds if the segregated funds own a greater interest than the general fund. Otherwise the VIE is consolidated into the general fund. Non-controlling interests in VIEs consolidated into segregated funds are reported as net assets held by other contract holders in the Segregated Funds Consolidated Statements of Net Assets.

The Company provides minimum guarantees on certain individual variable life and annuity contracts. These include minimum death benefit guarantees, minimum withdrawal guarantees, minimum accumulation guarantees and minimum income benefit guarantees. The liabilities associated with these minimum guarantees are recorded in policy liabilities in the general fund.

f)	Policy liabilities

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future policy benefits, policyholder dividends, taxes (other than income taxes) and expenses on policies in-force. The Company’s Appointed Actuary is responsible for determining the amount of policy liabilities in accordance with standards established by the Canadian Institute of Actuaries. In accordance with Canadian accepted actuarial practices, liabilities have been determined using the Canadian Asset Liability Method (“CALM”). See note 6.

g)	Financial instruments accounted for as liabilities

The Company issues a variety of financial instruments classified as liabilities, including consumer notes, notes payable, term notes, senior notes, senior debentures, subordinate notes, surplus notes and preferred shares all of which are subject to CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. The Company has elected Section 3855’s fair value option for consumer notes, which are carried at fair value with changes in fair value recorded in interest expense. Consumer notes’ issuance costs are expensed on issuance. The Company has elected to record other financial instruments classified as liabilities at their amortized cost, with issuance costs deferred and amortized over the lives of the liabilities.

h)	Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the Consolidated Balance Sheet dates. The income tax provision is comprised of current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the carrying value of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

i)	Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates in effect at the Consolidated Balance Sheet dates. Revenue and expenses are translated at the average exchange rates prevailing during the year. Unrealized foreign currency translation gains and losses from net investments in self-sustaining foreign operations and the results of hedging these positions, net of applicable taxes, are recorded in OCI.

j)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 15. The Company uses the fair value method for stock option awards granted on or after January 1, 2002. The intrinsic value method is used to account for stock option awards granted prior to January 1, 2002.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units, special restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares. The change in the value of units resulting from changes in the Company’s market value or changes in the specific performance conditions and changes in the Company’s market value and credited dividends is recognized in the Consolidated Statements of Operations, offset by the impact of total return swaps used to manage the variability of the related liability.

2010 Annual Report	93

Stock-based compensation is recognized as compensation expense over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility.

Contributions to the Global Share Ownership Plan (“GSOP”) are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of the employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase common shares in the open market.

k)	Employee future benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and post-employment benefit plans for eligible employees and agents. These plans include broad-based pension plans for employees, supplemental pension plans for executives and other post-employment benefit plans.

The defined contribution plans provide pension benefits based on the accumulated contributions and fund earnings. The cost of defined contribution plans is the contribution provided by the Company.

The traditional defined benefit pension plans provide pension benefits based on the length of the employees’ service and the employees’ final average earnings. The other defined benefit pension plans consist of cash balance plans in the United States and Japan that provide benefits based on notional accumulated contributions and interest credits. The cost of all defined benefit pension plans is recognized using the projected benefit method, pro-rated on service, and estimates of expected return on plan assets, and, where applicable, rates of compensation increases and retirement ages of employees. Actuarial gains and losses that exceed 10 per cent of the greater of the benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. The expected return on plan assets is based on the Company’s best estimate of the long-term expected rate of return and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years.

The Company also provides health, dental and, in some instances, life insurance benefits to qualifying employees upon retirement. The estimated present value of the cost of these benefits is charged to income over the employees’ years of service to their dates of full entitlement. Actuarial gains and losses that exceed 10 per cent of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members.

In Canada and the United States, health and dental benefits are also provided to employees who are absent from work due to disability (or other approved leave). The estimated present value of these benefits is charged to income in the year of disability. In Canada, actuarial gains and losses that exceed 10 per cent of the accrued benefit obligation are amortized to income on a straight-line basis over the estimated average remaining service life of the plan members. In the United States, actuarial gains and losses for these benefits are charged to income in the year of disability.

Accrued benefit assets are included in other assets and accrued benefit liabilities are included in other liabilities.

l)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain guarantee related actuarial liabilities. Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative and the host instrument is not held for trading or carried at fair value. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

A determination is made for each relationship as to whether hedge accounting can be applied. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income. See note 5.

Hedge accounting

Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in investment income.

94	2010 Annual Report

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged, as discussed below.

Fair value hedges

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to investment income over the remaining term of the hedged item unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

Cash flow hedges

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in Accumulated Other Comprehensive Income (“AOCI”) are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized. The reclassifications from AOCI are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to compensation expense.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

Net investment hedges

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when the hedged net investment in foreign operations is reduced.

m)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. Premiums are reported net of reinsurance ceded (see note 7(j)).

Expenses are recognized when incurred. Actuarial liabilities are computed at the end of each period, resulting in benefits and expenses being matched with the premium revenue.

Note 2    ^    Future Accounting and Reporting Changes

Transition to International Financial Reporting Standards (“IFRS”)

Most publicly accountable enterprises in Canada are required to adopt IFRS for periods beginning on or after January 1, 2011. The Company will adopt IFRS as a replacement of current Canadian GAAP for fiscal periods beginning the first quarter of 2011, with corresponding comparative financial information provided for 2010.

The Company is required to prepare an opening IFRS Balance Sheet as at January 1, 2010, the date of transition to IFRS, which forms the starting point for its financial reporting in accordance with IFRS. Any differences between the carrying values of assets, liabilities and equity determined in accordance with Canadian GAAP and IFRS, as at January 1, 2010 will be recorded in opening retained earnings. There are two broad categories of IFRS transition adjustments impacting the opening Balance Sheet: (a) recognition and measurement differences where the transition to IFRS policies requires a revaluation of the Company’s assets and liabilities; and (b) presentation differences where balances will be reclassified and/or will be presented on a gross basis under IFRS. The Company’s opening IFRS Balance Sheet as at January 1, 2010 as well as a summary of the expected impacts of the initial adoption of IFRS is outlined below.

The following information is provided to allow users of the financial statements to obtain a better understanding of the expected effects on the consolidated financial statements as a result of the adoption of IFRS. This information reflects the Company’s expected first time adoption transition elections and accounting policy choices under IFRS, outlined below.

The opening shareholders’ equity under IFRS at January 1, 2010 is expected to be $27,323 compared to $28,827 under Canadian GAAP. The decrease of $1,504 is primarily related to the impairment of goodwill at transition to IFRS, adjustments to investments in leveraged leases, and certain income tax accounting differences discussed below. The remaining adjustments to opening shareholders’ equity, in aggregate, are not considered material.

The testing for impairment of goodwill in 2010 under IFRS was performed at the cash generating unit level which is a more granular level of testing than Canadian GAAP requires. This will result in a total impairment charge of $3,064, attributable to the Company’s U.S. Life Insurance ($1,461), U.S. Wealth Management ($1,453) and Canadian Individual Insurance operations ($150). The total IFRS impairment charge of $3,064 will be allocated between the opening IFRS balance sheet at January 1, 2010 ($734) and the Company’s third quarter 2010 comparative IFRS results ($2,330) based on the facts and economic circumstances in the respective periods that gave rise to the impairment. Under Canadian GAAP, in the third quarter of 2010 the Company reported a goodwill impairment of $1,039.

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Under IFRS, investments in the equity of leveraged lease investments are measured in a similar manner to a capital lease with income recognized on a constant yield basis. Under Canadian GAAP there is a standard specific to leveraged leases and income is recognized on an effective yield basis. The impact on transition will be a decrease of $472 to the carrying value of these investments and a reclassification from private placements to other investments. An associated deferred tax asset of $182 will arise from the decrease in the carrying value of the asset, resulting in a net decrease to shareholders’ equity of $290.

Differences in the accounting for income taxes under IFRS, including the establishment of a $215 deferred tax liability under IFRS arising from prior reorganizations of certain subsidiaries of the Company, will result in a decrease in opening shareholders’ equity of $326. The deferred tax arising from subsidiary reorganizations will only be realized if the subsidiaries are sold to a third party.

In general, an entity is required to apply the principles under IFRS on a retrospective basis. However, optional exemptions from retrospective application exist for certain IFRS principles for which retrospective application would be operationally impractical. A summary of the Company’s significant first time adoption elections under IFRS 1 – “First Time Adoption of IFRS” is presented below:

Topic	Expected impact on the consolidated financial statements
Business combinations	Due to the complexities in obtaining historical valuations the Company elected not to apply IFRS to business combinations that occurred prior to January 1, 2010.
Foreign currency	To facilitate the translation of self-sustaining foreign operations prospectively, the Company elected the one-time option to reset the cumulative translation account to zero as at January 1, 2010, through opening retained earnings under IFRS.
Employee benefits	The Company did not elect prospective application of the IFRS requirements for employee benefits and instead applied the requirements retrospectively.

A summary of the more significant IFRS accounting policy choices selected by the Company is presented below:

Topic	Expected impact on the consolidated financial statements
Investment contracts

■  Products that do not contain insurance risk will be measured as a financial liability at amortized cost or fair value, where elected under IFRS to ensure consistent measurement between assets and liabilities.

■  Where such financial liabilities are measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce any accounting mismatch with the measurement of the liability. Currently such bonds are measured at fair value under the fair value option under Canadian GAAP.

Designation of financial assets

■  Bonds and stocks held to support policy liabilities will be designated as trading with realized and unrealized changes in fair value recognized in earnings, in order to substantially reduce any accounting mismatch arising from changes in the values of these assets and policy liabilities.

■  Bonds and stocks supporting the Company’s corporate and surplus segments and certain investment contracts will be classified as AFS under IFRS, which will be carried at fair value with unrealized gains and losses recorded in OCI.

Real estate, agriculture and private equity investments

■  Investments in real estate assets will be measured at fair value with the exception of owner-occupied properties which will be measured at historical cost less accumulated depreciation.

■  Investments in agriculture assets, such as timber, will be measured at fair value with changes in fair value reported in earnings.

■  Investments in private equities are currently held at cost under Canadian GAAP but will be measured at fair value under IFRS.

Employee benefits

■  Consistent with Canadian GAAP, the Company has selected a policy of amortizing actuarial gains and losses that exceed ten per cent of the greater of the accrued benefit obligation or the market value of the plan assets and any past service costs into income on a straight-line basis over the estimated average remaining service life of the plan members.

A new IFRS standard that addresses the measurement of insurance contracts is currently being developed and is not expected to be effective until at least 2013. Until this standard is completed and becomes effective, the current Canadian GAAP requirements for the valuation of insurance liabilities (CALM) will be maintained. Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities. Consistent with the results of the adoption of CICA Handbook Section 3855 in 2007, when IFRS is initially adopted any changes in the carrying value of the invested assets that support insurance liabilities will be offset by corresponding changes in insurance liabilities and therefore these changes in value are not expected to have a material impact on net income under IFRS.

96	2010 Annual Report

The opening IFRS balance sheet and related adjustments at January 1, 2010 are presented below:

		OPENING IFRS BALANCE SHEET ADJUSTMENTS
	Canadian GAAP January 1, 2010	Measurement differences				Presentation differences (note E)
		Investment adjustments (note A)	Actuarial adjustments (note B)	Consolidation adjustments (note C)	Corporate adjustments (note D)		IFRS January 1, 2010
Assets
Invested assets
Cash and short-term securities	$18,780	$19	$–	$6	$–	$–	$18,805
Securities
Bonds	85,107	–	–	–	–	–	85,107
Stocks	9,688	–	–	–	–	–	9,688
Loans
Mortgages	30,699	454	–	4	–	–	31,157
Private placements	22,912	14	–	5	–	(2,951)	19,980
Policy loans	6,609	–	–	–	–	–	6,609
Bank loans	2,457	–	–	–	–	–	2,457
Real estate	5,897	91	–	–	–	–	5,988
Other investments	5,321	45	–	1,592	(472)	2,951	9,437
Total invested assets	$187,470	$623	$–	$1,607	$(472)	$–	$189,228
Other assets	–	–	–	–	–	–	–
Accrued investment income	1,540	1	–	41	–	–	1,582
Outstanding premiums	812	–	–	–	–	–	812
Derivatives	2,680	(14)	–	40	–	–	2,706
Reinsurance asset	–	–	–	–	–	8,044	8,044
Deferred tax asset	–	–	–	–	–	1,255	1,255
Goodwill and intangible assets	9,127	–	–	4	(734)	–	8,397
Miscellaneous	4,216	(25)	193	(12)	(57)	(1,123)	3,192
Total other assets	$18,375	$(38)	$193	$73	$(791)	$8,176	$25,988
Segregated funds net assets				(957)		191,741	190,784
Total assets	$205,845	$585	$193	$723	$(1,263)	$199,917	$406,000
Segregated funds net assets	$191,741					$(191,741)	$–
Liabilities and Equity
Policy liabilities	$141,687	$157	$(2,121)	$–	$–	$8,042	$147,765
Investment contracts	–	–	3,647	131	–	–	3,778
Deferred realized net gains	108	(108)	–	–	–	–	–
Bank deposits	14,735	–	–	–	–	–	14,735
Consumer notes	1,291	–	(1,291)	–	–	–	–
Deferred tax liability	1,883	21	(23)	9	65	(702)	1,253
Derivatives	2,656	(18)	–	(187)	–	–	2,451
Other liabilities	6,487	510	146	1,617	101	836	9,697
Long-term debt	3,308	–	–	–	–	–	3,308
Liabilities for preferred shares and capital instruments	4,581	–	–	(11)	–	–	4,570
Segregated funds net liabilities				(957)		191,741	190,784
Non-controlling interest in subsidiaries	202	–	–	–	–	(202)	–
Total liabilities	$176,938	$562	$358	$602	$166	$199,715	$378,341
Equity
Issued share capital
Preferred shares	$1,422	$–	$–	$–	$–	$–	$1,422
Common shares	18,937	–	–	–	–	–	18,937
Contributed surplus	182	–	–	–	14	–	196
Retained earnings	12,870	(60)	(137)	44	(1,447)	(5,143)	6,127
Accumulated other comprehensive income (loss)
On available-for-sale securities	612	69	(28)	–	–	–	653
On cash flow hedges	(48)	(4)	–	41	(1)	–	(12)
On translation of self-sustaining foreign operations	(5,148)	–	–	–	5	5,143	–
Total shareholders’ equity	$28,827	$5	$(165)	$85	$(1,429)	$–	$27,323
Participating policyholders’ equity	80	18	–	–	–	–	98
Non-controlling interest in subsidiaries	–	–	–	36	–	202	238
Total equity	$28,907	$23	$(165)	$121	$(1,429)	$202	$27,659
Total liabilities and equity	$205,845	$585	$193	$723	$(1,263)	$199,917	$406,000
Segregated funds net liabilities	$191,741					$(191,741)	$–

Balances	in italics are those that exist only under Canadian GAAP financial statement presentation

2010 Annual Report	97

Investment adjustments (note A)

Securitization – The Company and its subsidiaries transferred certain mortgages to third party securitization vehicles and the mortgages were derecognized from the Balance Sheet under Canadian GAAP. Under IFRS, these transactions do not result in full derecognition and instead will be accounted for as secured borrowings. Accordingly, the Company will record the following increase (decrease) in assets and liabilities as a result of the recognition of these transactions on balance sheet under IFRS as follows: cash of $19, mortgages of $445, other investments of ($29), accrued investment income of $1, derivatives of ($14), miscellaneous assets of ($1), derivative liabilities of ($18) and an increase in other liabilities of $463. The net effect on opening retained earnings will be a decrease of $25.

Hedge accounting – The difference in hedge effectiveness standards will result in an increase (decrease) to the carrying value of mortgages and private placements and accumulated other comprehensive income attributable to cash flow hedges in the amount of $9, $14 and ($4), respectively.

Real estate – Under Canadian GAAP, real estate is carried on a move to market measurement, with realized gains and losses deferred and amortized. Under IFRS, the Company has elected to measure real estate at fair value, except owner-occupied real estate which will be carried at amortized cost. The net effect of these policy choices will be an increase in the carrying value of the assets of $91 and the elimination of existing accumulated deferred net realized gains of $108 under IFRS.

Private equities – Under Canadian GAAP, certain private equity investments are held at cost and others are measured using the equity method. Under IFRS, private equity investments will be carried at fair value. This will result in an increase in the carrying amount of $9 included in other investments.

Agriculture assets – Similar to real estate, under Canadian GAAP, these assets are carried on a move to market measurement, with realized gains and losses deferred and amortized. Under IFRS, agriculture assets will be carried at fair value less costs to sell and agricultural produce will be carried at the lower of cost and net realizable value subsequent to initial recognition. The $80 increase in carrying value will be reflected in other investments.

Investments in oil and gas – Under IFRS, the Company will measure its exploration and evaluation costs on a “successful efforts” basis, resulting in a decrease of $15 in other investments. Asset retirement obligations related to consolidated oil and gas properties, and reported in other liabilities, will be calculated using a risk free rate under IFRS as opposed to a credit-adjusted rate under Canadian GAAP. The difference in rate will result in a $47 increase in other liabilities.

Loan origination costs – The capitalization of internal incremental costs attributable to the origination of bank loan assets, the unamortized portion of which is reported in miscellaneous assets for Canadian GAAP, is not permitted under IFRS which will result in a decrease of $25 to miscellaneous assets.

Available-for-sale securities – The Company will record adjustments to unrealized gains and losses on AFS securities relating to additional impairment losses on equity securities of $137 that were considered temporary under Canadian GAAP, partially offset by currency gains of $39 on bonds. Equity impairments under IFRS will be recognized when declines in the carrying value are significant or prolonged, irrespective of expectations of future recoveries. Unrealized gains and losses on bonds classified as AFS are reported through income for IFRS and in AOCI for Canadian GAAP.

The investment changes, net of the corresponding increase in policy liabilities of $157 will result in a decrease to retained earnings of $60 and an increase of $18 attributable to participating policyholders’ equity.

Actuarial adjustments (note B)

The definition of insurance contracts under IFRS includes contracts that have significant insurance risk, while the Canadian GAAP definition is based primarily on the form of the contract.

Consumer notes will be classified as insurance liabilities and certain contracts that do not qualify as insurance contracts will be measured as financial liabilities at amortized cost or fair value under IFRS. The Company has selected accounting policies for the measurement of the financial liability contracts to ensure consistent measurement between assets and liabilities. Where such financial liabilities will be measured at amortized cost, any public bonds that support these products will be classified as AFS under IFRS to reduce any earnings mismatch with the measurement of the liability. Such bonds are measured at fair value under the fair value option under Canadian GAAP. Deferred acquisition costs associated with certain investment contracts will be reported in miscellaneous assets. Deferred acquisition costs of $47 that are not direct and incremental can not be deferred under IFRS and will be eliminated through opening retained earnings.

Certain insurance contract liabilities contain embedded derivatives that will be presented separately in other assets or other liabilities and measured at fair value under IFRS with changes in fair value reported in earnings.

These adjustments will result in a net decrease to retained earnings of $137.

Consolidation adjustments (note C)

IFRS requires consolidation of all entities, including special purpose entities, over which the Company has control. Certain entities under Canadian GAAP that were not consolidated because they are VIEs where the Company is not their primary beneficiary or that were not VIEs where the Company did not control them, or that were consolidated into the Company’s segregated funds, will be consolidated under IFRS into the Company’s general funds or not consolidated at all.

98	2010 Annual Report

The more significant entities the Company expects to consolidate or deconsolidate under IFRS are listed below:

(i) Investment entities to be consolidated

Timber funds

The Company acts as an investment manager of timberland companies (“the Timber funds”) and earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. Capital for the Timber funds is provided in varying proportions by the Company’s general fund, its segregated funds and other parties. Under IFRS, the Company is deemed to control two of these Timber funds: Taumata Plantations Ltd. (“Taumata”), and Hancock Victoria Plantations Holdings, Pty and therefore will be required to consolidate these entities under IFRS. The following is a summary of the additional assets, liabilities and equity (including non-controlling interests) that will be consolidated under IFRS:

Timber funds As at January 1, 2010
Total assets	$1,434
Total debt (reported in other liabilities)	$1,434
Non-controlling interests	37
Retained earnings (deficit)	(37)
Total liabilities and equity(1)	$1,434

(1)	Includes the Company’s investment in the debt and equity of the Timber funds.

As a result of a modification to the governance features of Taumata during the fourth quarter of 2010, the Company is no longer deemed to control this Timber fund and, therefore, approximately $932 of assets, $1,037 of liabilities, ($105) of non-controlling interest and other equity will be de-consolidated from the IFRS balance sheet as at December 31, 2010.

Mezzanine funds

The Company acts as investment manager to a series of four investment funds which invest in mezzanine financing of private companies (collectively, the “Mezzanine Funds”). In its capacity as investment manager, the Company earns investment advisory fees. Capital for the Mezzanine Funds is provided in varying proportions by the Company’s general fund, its segregated funds and other parties. The Company has determined that it has control over the Mezzanine Funds, by virtue of its non-cancelable management contracts with them and of its exposure to the investment performance through its general fund investments in the Mezzanine Funds. The Company will account for other parties’ interests in the Mezzanine Funds as liabilities under IFRS, because the funds have limited lives. The following is a summary of the additional assets, liabilities and equity that will be consolidated under IFRS:

Mezzanine Funds As at January 1, 2010
Total assets	$166
Total liabilities	$171
Total equity (deficit)	(5)
Total liabilities and equity(1)	$166

(1)	Includes the Company’s investment in the equity of the Mezzanine Funds.

(ii) Financing entities to be consolidated

The Company has determined that it controls each financing entity below under IFRS. The Company has control over these entities because the Company predetermined their financial and operating policies, and obtains benefits from them in the form of advantageous access to capital markets.

Manulife Financial Capital Trust and Manulife Financial Capital Trust II

Manulife Financial Capital Trust (the “Trust”) and Manulife Financial Capital Trust II (“Trust II”), collectively the “Trusts”, are open-end trusts, and issued Manulife Financial Capital Securities (“MaCS”) and Manulife Financial Capital Trust II Notes – Series 1 (“MaCS II – Series 1”), respectively. The Trusts invested the proceeds of the MaCS and MaCS II – Series 1 in debentures issued by MLI to the Trusts, which form part of the Company’s Tier 1 regulatory capital. Upon consolidation of the Trusts, the Company will derecognize the debentures issued to each trust and recognize the MaCS and MaCS II – Series 1 as liabilities of the Company.

Consolidation of the Trust and Trust II will have no material impact on the Company’s financial position.

Manulife Finance (Delaware), L.P.

Manulife Finance (Delaware), L.P. (“MFLP”) was established to issue senior and subordinated debentures. MFLP, a wholly owned partnership, issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The proceeds of these debentures are invested in loans issued to the Company. Upon consolidation of MFLP, the Company will derecognize the loans issued to MFLP and recognize the senior and subordinate debentures as liabilities of the Company.

Consolidation of MFLP will have no material effect on the Company’s financial position.

2010 Annual Report	99

John Hancock Global Funding II, Ltd.

John Hancock Global Funding II, LTD (“JHGF II”), a Delaware Trust, was organized by John Hancock Life Insurance Company (U.S.A.) (“JHUSA”). JHGF II issued medium term notes to investors worldwide, and used the proceeds to purchase funding agreements issued by JHUSA. The medium term notes were issued through 2005 and mature through 2015. They are not redeemable at the option of the investors. Upon consolidation of JHGF II, the Company will derecognize the funding agreements issued by JHUSA, and recognize the medium term notes. The Company will also derecognize intercompany interest rate and currency swaps which are offset by comparable swaps between JHUSA and external parties.

The following is a summary of the impact of consolidating JHGF II under IFRS:

JHGF II As at January 1, 2010
Total assets	$41
Total investment contracts	$131
Total other liabilities	(184)
Total retained earnings	94
Total liabilities and equity	$41

(iii) Entities to be deconsolidated from the Company’s segregated funds

Timber funds

As described above, the Company acts as an investment manager of and investor in the Timber funds. The Company is deemed to control or be the primary beneficiary of several timber funds under Canadian GAAP, and consolidates these funds into the segregated funds of the Company given that the majority of the timber funds ownership is held by the segregated funds. Under IFRS, the Company is not deemed to control these funds and, therefore, will not consolidate them, except in the case of Hancock Victoria Plantations Holdings, Pty where the Company does have control but will consolidate into the general fund.

The following is a summary of the effect on segregated fund assets representing other parties’ investments in the Timber funds and offsetting segregated fund liabilities that will result from deconsolidation from the Company’s segregated funds under IFRS:

As at January 1, 2010
Total segregated funds assets	$957
Total segregated funds liabilities	$957

Corporate-related adjustments (note D)

These adjustments will result in a decrease to shareholders’ equity of ($1,429) primarily due to the impairment of goodwill and changes to leveraged lease accounting as outlined above. In addition, several other “corporate-related” topics have different accounting treatment under IFRS as follows:

Employee future benefits – differences in the determination of employee future benefit obligations, including assumptions relating to the return on plan assets and treatment of plan settlements, curtailments and past service costs will result in a reduction in the net prepaid benefit cost of ($57). The Company has selected an accounting policy of amortizing actuarial gains and losses that exceed ten per cent of the greater of the accrued benefit obligation or the market value of plan.

Deferred tax liability – will increase due to the tax effect of the pre-tax adjustments within the Corporate adjustments column as well as tax accounting policy changes, including those applicable to intercompany transactions. Under Canadian GAAP, recognition of a deferred tax asset or liability for temporary differences arising from intercompany transactions is prohibited. There is no such exception under IFRS. As a result, a deferred tax liability of $215 will be recognized on certain intercompany transactions.

Stock-based compensation – IFRS requires the use of the graded vesting method to account for awards that vest in installments over the vesting period as opposed to straight-line recognition applied under CGAAP, resulting in accelerated compensation expense for these awards under IFRS. This difference will result in a $14 reclassification to contributed surplus from retained earnings.

Other liabilities – will include an increase of $106 related to an uncertain tax position, partially offset by a decrease in employee benefits liability of $6 and an increase of $1 in contingent consideration on previous business combinations.

Accumulated other comprehensive income – will include a decrease of $1 related to changes in income tax rates applicable to the deferred income tax arising from other comprehensive income and an increase of $5 for tax-related cumulative translation balances.

Presentation adjustments (note E)

The balance sheet presentation and classification of certain balances will differ under IFRS as follows:

Investments in leveraged leases – will be reclassified from private placements to capital lease investments within other investments. In addition, certain tax balances will be reclassified in connection with the leveraged lease investments between deferred tax liabilities, other liabilities and other investments.

100	2010 Annual Report

Reinsurance ceded assets – are netted against policy liabilities for Canadian GAAP. Under IFRS, insurance contract liabilities will be presented gross of reinsurance.

Deferred tax assets – are included in miscellaneous assets for Canadian GAAP but will be required to be reported separately on the balance sheet under IFRS. Additionally, certain miscellaneous tax assets will be reclassified from deferred tax liabilities to miscellaneous assets.

Segregated Funds Net Assets and Liabilities – will be included with general fund assets and liabilities, but will remain separately classified under IFRS.

Non-controlling interest in subsidiaries – will be classified as a component of equity under IFRS.

Translation of self-sustaining foreign operations – The Company elected to reset, upon adoption of IFRS, the Cumulative Translation Account (“CTA”) balance to zero by reclassifying the Canadian GAAP existing balance of $5,148 to retained earnings.

Goodwill impairment

Under IFRS, the carrying value of goodwill is reviewed for impairment upon transition, then again annually and whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Goodwill is allocated to cash generating units (“CGUs”) or groups of CGUs for the purpose of impairment testing based on the level at which management monitors it, which cannot be at a higher level than an operating segment. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

The goodwill impairment test is performed by comparing the recoverable amount of the CGU or group of CGUs to which goodwill has been allocated, with the carrying value of the same group, with any deficiency recognized as an impairment of goodwill. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of CGUs are reduced by the excess on a pro-rata basis. The recoverable amount of a CGU or group of CGUs is defined as the higher of the estimated fair value less costs to sell or value-in-use of the group.

The Company has determined that at transition to IFRS, the estimated value-in-use for the U.S. Insurance CGU, a lower level of testing than under Canadian GAAP, will be below its initial carrying value. As a result, a goodwill impairment charge of $734 will be recorded in the opening IFRS balance sheet. In the third quarter of 2010, as a result of the Company’s revised financial outlook for the U.S. and the decisions made by the Company to reposition U.S. business as well as the lower level of goodwill testing compared to Canadian GAAP, the Company determined that an additional goodwill impairment charge of $2,330 will be recorded in the third quarter 2010 comparative IFRS results attributable to the U.S. Insurance, U.S. Variable Annuities and Fixed Products and Canadian Individual Insurance CGUs. The total goodwill impairment charge under IFRS of $3,064 will be $2,025 in excess of the goodwill impairment charge already recorded in the third quarter of 2010 under Canadian GAAP.

The Company has 14 CGUs or groups of CGUs to which goodwill has been allocated and tested. The expected future carrying value of goodwill for significant CGUs under IFRS is identified separately in the table below.

CGU or Group of CGUs	Beginning goodwill at January 1, 2010	Expected IFRS goodwill impairment	Effect of foreign exchange rates changes	Expected goodwill under IFRS at December 31, 2010
Hong Kong Individual Life and Wealth	$–	$–	$–	$–
Other Asia	143	–	(12)	131
Japan Insurance, Variable Annuities and Wealth	394	–	36	430
Canadian Individual Life	505	(150)	–	355
Canadian Affinity Markets	83	–	–	83
Canadian Wealth (excluding Manulife Bank)	752	–	(2)	750
Manulife Bank	–	–	–	–
Canadian Group Benefits and Savings	826	–	–	826
U.S. Life Insurance	2,145	(1,461)	(38)	646
U.S. Long-Term Care	282	–	(15)	267
U.S. Variable Annuities and Fixed Products	1,464	(1,453)	(11)	–
U.S. Mutual Funds and Retirement Plan Services	379	–	(19)	360
Reinsurance	70	–	(3)	67
Corporate and Other	79	–	(4)	75
Total	$7,122	$(3,064)	$(68)	$3,990

2010 Annual Report	101

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment testing are described below:

Valuation techniques

The Company used the same valuation methods for its transition goodwill impairment testing and additional goodwill impairment testing performed for the 2010 comparative third quarter results under IFRS. The recoverable value of each CGU or group of CGUs was based on value-in-use for all of the U.S. based CGUs or groups of CGUs and the Canadian Individual Insurance CGU and fair value less costs to sell for all other CGUs or groups of CGUs, as follows:

(i) Income approach (value-in-use)

The Company has used an actuarial appraisal method for the purposes of goodwill testing. Under this approach, an appraisal value is determined from a projection of future distributable earnings derived from both the in-force business and new business expected to be sold in the future, and therefore, reflects the economic value for each CGU or group of CGUs profit potential under a set of assumptions. This approach requires assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates.

Significant assumptions

Growth

The assumptions used were based on the Company’s internal plan and Canadian actuarial valuation basis. To calculate the embedded value, the Company discounted projected earnings from each in-force contract and valued ten years of new business growing at expected Plan levels. For goodwill impairment testing purposes, in determining new business cash flows, the Company did not add a growth factor for those product lines not currently targeted for growth. The target surplus used in the projections was at the level required to achieve its strategic business plans. In arriving at its projections, the Company considered past experience, economic trends such as interest rates, equity returns, and product mix as well as industry and market trends. Where growth rate assumptions for new business cash flows were used in the embedded value calculations, they ranged from four per cent to 12 per cent (January 1, 2010 – seven per cent).

Interest rate

The Company uses a similar methodology for measuring insurance contracts in determining projected expected interest rates based on prevailing market rates at the valuation date.

Tax rate

The tax rates applied to the projections reflected intercompany transfer pricing agreements currently in effect which were assumed to be transferable to another market participant and ranged from 26 per cent to 35 per cent for both the opening balance sheet at January 1, 2010 and the impairment testing performed in the 2010 comparative third quarter results under IFRS. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

Discount rates

The discount rate assumed in determining the value-in-use, for applicable CGUs or groups of CGUs was 10 per cent on an after-tax basis (12 per cent and 14 per cent on a pre-tax basis for the Canadian and U.S. jurisdictions, respectively) for both the opening balance sheet at January 1, 2010 and the impairment testing performed in the 2010 comparative third quarter results under IFRS.

(ii) Fair value

Where applicable, the Company determined the fair value of the cash generating unit or group of cash generating units using an earnings-based approach which incorporated the forecasted earnings, excluding interest and equity-market impacts and normalized new business expenses multiplied by an earnings multiple derived from the observable price to earnings multiples of comparable financial institutions. The price to earnings multiples used by the Company ranged from 10 to 18 for testing performed at the opening balance sheet date of January 1, 2010 and from 10 to 16 for the impairment testing performed in the 2010 comparative third quarter results under IFRS.

The key assumptions described above may change as economic and market conditions change. Given the more granular level of goodwill impairment testing performed under IFRS than under Canadian GAAP, more frequent impairment charges could occur going forward.

102	2010 Annual Report

Note 3    ^    Invested Assets and Investment Income

a)	Carrying values and fair values of invested assets

As at December 31, 2010	Fair value option	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$668	$8,811	$2,312	$11,791	$11,791
Bonds(2)
Canadian government & agency	10,075	5,146	–	15,221	15,221
U.S. government & agency(3)	13,247	5,449	–	18,696	18,696
Other government & agency	7,591	1,417	–	9,008	9,008
Corporate	48,051	3,964	–	52,015	52,015
Mortgage/asset-backed securities	6,076	544	–	6,620	6,620
Stocks(4)	8,297	2,178	–	10,475	10,475
Loans
Mortgages(5)	–	–	31,816	31,816	33,337
Private placements(6)	–	–	22,343	22,343	23,568
Policy loans(7)	–	–	6,486	6,486	6,486
Bank loans(5)	–	–	2,355	2,355	2,364
Real estate(8)	–	–	6,358	6,358	6,738
Other investments (9)	–	–	6,264	6,264	6,942
Total invested assets	$94,005	$27,509	$77,934	$199,448	$203,261

As at December 31, 2009	Fair value option	Available- for-sale	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$651	$16,118	$2,011	$18,780	$18,780
Bonds (2)
Canadian government & agency	8,143	4,325	–	12,468	12,468
U.S. government & agency(3)	5,395	2,200	–	7,595	7,595
Other government & agency	5,105	1,022	–	6,127	6,127
Corporate	46,163	5,307	–	51,470	51,470
Mortgage/asset-backed securities	6,738	709	–	7,447	7,447
Stocks(4)	7,276	2,412	–	9,688	9,688
Loans
Mortgages(5)	–	–	30,699	30,699	31,646
Private placements(6)	–	–	22,912	22,912	23,544
Policy loans(7)	–	–	6,609	6,609	6,609
Bank loans(5)	–	–	2,457	2,457	2,468
Real estate(8)	–	–	5,897	5,897	6,343
Other investments(9)	–	–	5,321	5,321	5,853
Total invested assets	$79,471	$32,093	$75,906	$187,470	$190,038

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads.

(2)

Fair values for bonds, including corporate, U.S. Treasury and municipal securities are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates.

(3)	U.S. government & agency bonds include $4,304 of state issued securities (2009 – $2,141).

(4)	Fair values for stocks are determined with reference to quoted market prices.

(5)

Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values for the majority of variable-rate mortgages and bank loans are assumed to equal their carrying values since there are no fixed spreads. Where a variable-rate mortgage has a fixed spread above the benchmark rate, the mortgages are valued using current market spreads for equivalently rated borrowers.

(6)

Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based primarily on market observable data. Fair values also reflect any applicable provision for credit loan losses. Leveraged leases are carried at values taking into account the present value of future cash flows from the net investment.

(7)	Policy loans are carried at amortized cost. As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values approximate their fair values.

(8)

Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate as at December 31, 2010 (2009 – $4).

(9)

Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors. Fair values of these investments are estimated based on best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

b)	Bonds and stocks classified as fair value option

The fair value option was elected for securities backing policy liabilities and consumer notes in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related policy liabilities and consumer notes. There would otherwise be a mismatch if AFS classification was selected because changes in actuarial liabilities are reflected in net income rather than in OCI.

2010 Annual Report	103

c)	Bonds and stocks classified as AFS

The Company’s investments in bonds and stocks classified as AFS are summarized below:

As at December 31, 2010	Cost/amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$4,914	$292	$(60)	$5,146
U.S. government & agency	5,560	46	(157)	5,449
Other government & agency	1,388	33	(4)	1,417
Corporate	3,815	177	(28)	3,964
Mortgage/asset-backed securities	579	24	(59)	544
Total bonds	$16,256	$572	$(308)	$16,520
Stocks(1)	2,095	152	(69)	2,178
Total bonds and stocks	$18,351	$724	$(377)	$18,698

As at December 31, 2009	Cost/amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Bonds
Canadian government & agency	$3,840	$549	$(64)	$4,325
U.S. government & agency	2,150	71	(21)	2,200
Other government & agency	980	48	(6)	1,022
Corporate	4,949	421	(63)	5,307
Mortgage/asset-backed securities	821	8	(120)	709
Total bonds	$12,740	$1,097	$(274)	$13,563
Stocks(1)	2,357	175	(120)	2,412
Total bonds and stocks	$15,097	$1,272	$(394)	$15,975

(1)	The largest single issuer represented nine per cent (2009 – 26 per cent) of the fair value of stocks classified as AFS.

A tax expense of $96 (2009 – $266) reduces the pre-tax net unrealized gain of $347 (2009 – $878) above to $251 (2009 – $612).

Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to income as a realized gain (loss). The table below sets out the movement in unrealized gains (losses) on AFS securities during the year. In determining gains and losses on sale and transfer of AFS assets, cost is determined at the security lot level.

Sales of AFS securities

For the years ended December 31,	2010	2009
Sale of bonds
Sale proceeds	$13,909	$920
Gross gains	1,358	60
Gross losses	(489)	(38)
Sale of stocks
Sale proceeds	2,343	1,557
Gross gains	315	349
Gross losses	(191)	(295)
Sale of short-term securities
Sale proceeds	9,495	8,820
Gross gains	–	–
Gross losses	–	–

104	2010 Annual Report

Unrealized losses on AFS securities

The Company monitors its portfolio of AFS securities on an ongoing basis to identify other-than-temporary impairments. Analysis is conducted at the individual security lot level and includes an assessment of a significant or prolonged decline in the fair value of an individual security lot below its cost. For further discussion regarding the Company’s OTTI policy, see note 1(b). The following table presents the Company’s unrealized loss aging for total bonds and stocks classified as AFS, by investment type and length of time the security was in a continuous unrealized loss position.

	Less than 12 months			12 months or more			Total
As at December 31, 2010	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$3,111	$3,057	$(54)	$103	$97	$(6)	$3,214	$3,154	$(60)
U.S. government & agency	3,895	3,738	(157)	–	–	–	3,895	3,738	(157)
Other government & agency	321	317	(4)	11	11	–	332	328	(4)
Corporate	979	959	(20)	126	118	(8)	1,105	1,077	(28)
Mortgage/asset-backed securities	23	21	(2)	167	110	(57)	190	131	(59)
Total bonds	$8,329	$8,092	$(237)	$407	$336	$(71)	$8,736	$8,428	$(308)
Stocks	680	611	(69)	–	–	–	680	611	(69)
Total bonds and stocks	$9,009	$8,703	$(306)	$407	$336	$(71)	$9,416	$9,039	$(377)

	Less than 12 months			12 months or more			Total
As at December 31, 2009	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses	Amortized cost	Fair value	Unrealized losses
Bonds
Canadian government & agency	$1,832	$1,788	$(44)	$185	$165	$(20)	$2,017	$1,953	$(64)
U.S. government & agency	806	786	(20)	17	16	(1)	823	802	(21)
Other government & agency	167	162	(5)	15	14	(1)	182	176	(6)
Corporate	367	360	(7)	769	713	(56)	1,136	1,073	(63)
Mortgage/asset-backed securities	36	34	(2)	320	202	(118)	356	236	(120)
Total bonds	$3,208	$3,130	$(78)	$1,306	$1,110	$(196)	$4,514	$4,240	$(274)
Stocks	1,074	954	(120)	–	–	–	1,074	954	(120)
Total bonds and stocks	$4,282	$4,084	$(198)	$1,306	$1,110	$(196)	$5,588	$5,194	$(394)

At December 31, 2010, there were 517 (2009 – 854) AFS bonds with an aggregate gross unrealized loss of $308 (2009 – $274) of which the single largest unrealized loss was $67 (2009 – $27). The decrease in unrealized losses was largely the result of lower market yields across all bond categories. The Company anticipates that these bonds will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

At December 31, 2010, there were 884 (2009 – 575) stocks with an aggregate gross unrealized loss of $69 (2009 – $120) of which the single largest unrealized loss was $8 (2009 – $9). The Company anticipates that these stocks will recover in value in the near term.

As of December 31, 2010, 87 per cent (2009 – 80 per cent) of securities in an unrealized loss position were trading at greater than 80 per cent of amortized cost. Based upon the Company’s current evaluation of these securities in accordance with its impairment policy and the Company’s intent to retain these investments for a period of time sufficient to allow for recovery in value, the Company has determined that these securities are only temporarily impaired and their carrying value is appropriate. For securities listed above as being in an unrealized loss position of 12 months or more, the duration of impairment ranges from 12 to 45 months (2009 – 12 to 33 months).

Contractual maturity of AFS bonds

The amortized cost and estimated fair value of AFS bonds by contractual maturity year are shown below.

As at December 31, 2010	Amortized cost	Fair value
Maturity
One year or less	$1,172	$1,177
Over one year through five years	3,094	3,163
Over five years through ten years	2,988	3,077
Over ten years	8,423	8,559
Subtotal	$15,677	$15,976
Asset-backed and mortgage-backed securities	579	544
Total	$16,256	$16,520

2010 Annual Report	105

Securitized assets, such as asset-backed securities (“ABS”), mortgage-backed securities (“MBS”) and collateralized mortgage obligations (“CMOs”), are not categorized by contractual maturity because estimated maturities may differ from contractual maturities due to security call or prepayment provisions.

d)	Mortgages

The following tables present the carrying value and fair value of mortgages, by region and by property type:

Mortgage loans by region

As at December 31,	2010		2009
	Carrying value	Fair value	Carrying value	Fair value
Canada
Ontario	$8,172	$8,405	$7,786	$7,848
Western Canada	6,772	6,900	6,437	6,496
Quebec	2,320	2,367	2,060	2,071
Eastern Canada	1,270	1,311	1,215	1,227
United States
East North Central	1,266	1,366	1,194	1,268
East South Central	229	245	416	431
Middle Atlantic	2,285	2,503	2,306	2,462
Mountain	917	986	945	999
New England	1,003	1,099	1,094	1,166
Pacific	3,499	3,768	3,533	3,741
South Atlantic	2,519	2,702	2,281	2,426
West North Central	497	536	358	372
West South Central	906	966	901	947
Other	13	14	14	15
Other	148	169	159	177
Total	$31,816	$33,337	$30,699	$31,646
Mortgage loans by property type

As at December 31,	2010		2009
	Carrying value	Fair value	Carrying value	Fair value
Residential	$12,684	$12,914	$11,751	$11,902
Office	5,482	5,854	4,819	5,067
Retail	5,883	6,314	5,993	6,221
Industrial	3,183	3,410	3,442	3,608
Other	4,584	4,845	4,694	4,848
Total	$31,816	$33,337	$30,699	$31,646

The carrying value of government-insured mortgages was 32 per cent of the total mortgage portfolio as at December 31, 2010 (2009 – 29 per cent) and the carrying value of privately-insured mortgages was 0.3 per cent of the total mortgage portfolio as at December 31, 2010 (2009 – 0.1 per cent).

106	2010 Annual Report

e)	Investment income

For the year ended December 31, 2010	Fair value option	Available- for-sale	Other(2)	Total	Yields(3)
Cash and short-term securities					0.1%
Interest income	$14	$62	$–	$76
(Losses) gains(1)	(70)	11	–	(59)
Bonds					8.4%
Interest income	3,773	700	–	4,473	4.7%
Gains(1)	2,543	869	–	3,412	3.6%
Impairment loss, net	(52)	(23)	–	(75)
Stock securities					13.8%
Dividend income	189	54	–	243
Gains(1)	945	124	–	1,069
Impairment loss	–	(22)	–	(22)
Loans
Mortgages					5.2%
Interest income	–	–	1,585	1,585
Gains(1)	–	–	51	51
Provision for loan losses, net	–	–	(34)	(34)
Private placements					5.5%
Interest income	–	–	1,202	1,202
Gains(1)	–	–	59	59
Provision for loan losses, net	–	–	(37)	(37)
Policy loans	–	–	422	422	6.3%
Bank loans					3.9%
Interest income	–	–	93	93
Real estate	–	–	418	418	7.3%
Derivatives					n/a
Interest income, net	–	–	19	19
Losses(1)	–	–	(124)	(124)
Recovery	–	–	1	1
Other investments					4.5%
Interest income	–	–	113	113
Oil and gas, timber, agriculture and other income	–	–	174	174
Gains(1)	–	–	19	19
Impairment loss	–	–	(56)	(56)
Total investment income	$7,342	$1,775	$3,905	$13,022	6.8%
Interest income	$3,787	$762	$3,434	$7,983	4.1%
Dividend, rental and other income	189	54	592	835	0.4%
Impairments and provisions for loan losses (note 7)	(52)	(45)	(126)	(223)	(0.1)%
Realized gains (losses) on assets backing surplus	–	1,004	(123)	881	0.4%
	$3,924	$1,775	$3,777	$9,476
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	$2,543	$–	$–	$2,543	1.3%
Stocks	945	–	–	945	0.5%
Loans	–	–	103	103	0.1%
Other investments	(70)	–	10	(60)	0.0%
Derivatives	–	–	15	15	0.0%
	$3,418	$–	$128	$3,546
Total investment income	$7,342	$1,775	$3,905	$13,022	6.8%

(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS securities, loans and other invested assets.

(2)	Other includes interest income, real estate rental income and real estate move to market adjustments, derivative income as outlined in note 5 and earnings on other investments.

(3)	Yields are based on total investment income divided by the average carrying value plus accrued income less deferred realized net gains (on real estate holdings).

2010 Annual Report	107

For the year ended December 31, 2009	Fair value option	Available- for-sale	Other(2)	Total	Yields(3)
Cash and short-term securities					0.6%
Interest income	$15	$91	$–	$106
Bonds					10.7%
Interest income	3,735	625	–	4,360	5.3%
Gains(1)	4,541	22	–	4,563	5.6%
Impairment loss, net	(292)	(78)	–	(370)
Stock securities					20.8%
Dividend income	172	103	–	275
Gains(1)	1,731	54	–	1,785
Impairment loss	–	(329)	–	(329)
Loans
Mortgages					5.2%
Interest income	–	–	1,612	1,612
Gains(1)	–	–	15	15
Provision for loan losses, net	–	–	(50)	(50)
Private placements					6.0%
Interest income	–	–	1,429	1,429
Gains(1)	–	–	26	26
Provision for loan losses, net	–	–	(18)	(18)
Policy loans	–	–	472	472	6.7%
Bank loans					3.7%
Interest income	–	–	90	90
Real estate	–	–	482	482	8.3%
Derivatives					n/a
Interest expense, net	–	–	(176)	(176)
Losses(1)	–	–	(3,146)	(3,146)
Other investments					3.2%
Interest income	–	–	147	147
Oil and gas, timber, agriculture and other income	–	–	138	138
Gains(1)	–	–	38	38
Impairment loss	–	–	(146)	(146)
Total investment income	$9,902	$488	$913	$11,303	6.2%
Interest income	$3,750	$716	$3,574	$8,040	4.4%
Dividend, rental and other income	172	103	620	895	0.5%
Impairments and provisions for loan losses (note 7)	(292)	(407)	(214)	(913)	(0.5)%
Realized gains (losses) on assets backing surplus	–	76	(57)	19	0.0%
	$3,630	$488	$3,923	$8,041
Realized and unrealized (losses) gains on assets supporting policy liabilities and consumer notes
Bonds	$4,541	$–	$–	$4,541	2.4%
Stocks	1,731	–	–	1,731	0.9%
Loans	–	–	27	27	0.0%
Other investments	–	–	62	62	0.0%
Derivatives	–	–	(3,099)	(3,099)	(1.6)%
	$6,272	$–	$(3,010)	$3,262
Total investment income	$9,902	$488	$913	$11,303	6.2%

(1)

Gains (losses) include realized and unrealized gains (losses) for securities and derivatives designated as trading under the fair value option and realized gains (losses) for AFS securities, loans and other invested assets.

(2)	Other includes interest income, real estate rental income and real estate move to market adjustments, derivative income as outlined in note 5 and earnings on other investments.

(3)	Yields are based on total investment income divided by the average carrying value plus accrued income less deferred realized net gains (on real estate holdings).

108	2010 Annual Report

f)	Investment and interest expense

Investment expenses

For the years ended December 31,	2010	2009
Related to invested assets	$381	$397
Related to segregated, mutual and other funds	590	550
Total investment expenses	$971	$947

Interest expense

For the years ended December 31,	2010	2009
Interest expense on consumer notes	$49	$58
Increase (decrease) in fair value of consumer notes	(13)	106
Other interest expense	1,041	1,137
Total interest expense	$1,077	$1,301

Note 4    ^    Goodwill and Intangible Assets

Intangible assets include the John Hancock brand name, distribution networks, fund management contracts, capitalized software and other contractual rights. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to five years. Distribution networks and other finite life intangible assets are amortized over their estimated useful lives in relation to the associated gross margins from the related businesses.

As at December 31, 2010	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill (note 19)	$5,941	$–	$5,941
Indefinite life intangible assets
Brand	$597	$–	$597
Fund management contracts and other	457	–	457
	$1,054	$–	$1,054
Finite life intangible assets
Distribution networks	$611	$72	$539
Software	808	576	232
Other intangible assets	169	78	91
	$1,588	$726	$862
Total intangible assets	$2,642	$726	$1,916
Total goodwill and intangible assets	$8,583	$726	$7,857

As at December 31, 2009	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill (note 19)	$7,122	$–	$7,122
Indefinite life intangible assets
Brand	$628	$–	$628
Fund management contracts and other	467	–	467
	$1,095	$–	$1,095
Finite life intangible assets
Distribution networks	$631	$55	$576
Software	719	487	232
Other intangible assets	172	70	102
	$1,522	$612	$910
Total intangible assets	$2,617	$612	$2,005
Total goodwill and intangible assets	$9,739	$612	$9,127

The Company’s annual impairment test for goodwill involves a two-step test to determine whether the carrying value of goodwill is impaired. The results of the first step, which involved comparing the fair value of a reporting unit to its carrying value, including goodwill, indicated that the fair value of the U.S. Insurance reporting unit was below its carrying value, suggesting that the US$2,319 of goodwill assigned to this reporting unit might be impaired. The fair value was determined primarily using an earnings-based approach which incorporated the reporting unit’s in-force and new business embedded value using internal forecasts of revenues and expenses. Under the second step of the goodwill impairment test, the implied fair value of goodwill is determined by valuing a report-

2010 Annual Report	109

ing unit’s tangible and intangible assets and liabilities in a manner similar to that applied in allocating a purchase price in a business combination. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down by the difference. The Company completed this step of the testing and determined that the goodwill of its U.S. Insurance reporting unit was impaired by $1,039 (US$1,000). The $1,039 impairment charge has been recorded in the Corporate and Other segment; see note 19.

The estimated useful life of the finite life intangible assets ranges from three to 68 years. Amortization expense was $114 for the year ended December 31, 2010 (2009 – $118). Amortization expense for existing finite life intangible assets is estimated to range from $30 to $150 in each of the next five years.

Note 5    ^    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices. The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See note 7(a) for an explanation of the Company’s hedging program for its variable annuity product guarantees.

Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as either fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the table below.

Derivatives in fair value hedging relationships For the year ended December 31, 2010	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(226)	$207	$(19)
	Fixed rate liabilities	1	(1)	–
Foreign currency swaps	Fixed rate assets	(33)	56	23
	Floating rate liabilities	–	(7)	(7)
Total		$(258)	$255	$(3)

For the year ended December 31, 2009
Interest rate swaps	Fixed rate assets	$400	$(434)	$(34)
	Fixed rate liabilities	(14)	14	–
Foreign currency swaps	Fixed rate assets	104	(97)	7
	Floating rate liabilities	(12)	12	–
Total		$478	$(505)	$(27)

110	2010 Annual Report

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Operations and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in cash flow hedging relationships For the year ended December 31, 2010	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(31)	$(14)	$–
Foreign currency swaps	Fixed rate assets	4	–	–
	Floating rate liabilities	(1)	–	–
Foreign currency forwards	Forecasted expenses	(16)	–	–
Total return swaps	Stock-based compensation	(12)	–	–
Total		$(56)	$(14)	$–

For the year ended December 31, 2009
Interest rate swaps	Forecasted liabilities	$123	$(10)	$2
Foreign currency swaps	Fixed rate assets	(4)	–	–
	Floating rate liabilities	343	–	–
Foreign currency forwards	Forecasted expenses	45	–	–
Total return swaps	Stock-based compensation	12	–	–
Total		$519	$(10)	$2

The Company anticipates that net losses of approximately $30 will be reclassified from AOCI to earnings within the next 12 months. The maximum time frame for which variable cash flows are hedged is 27 years.

Hedges of net investments in self-sustaining foreign operations

The Company primarily uses forward currency contracts, cross-currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in self-sustaining foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Operations and the Consolidated Statements of Equity are shown in the following table.

Derivatives in net investment hedging relationships For the year ended December 31, 2010	Gains (losses) deferred in AOCI on hedge instruments	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps	$(34)	$–	$–
Foreign currency forwards	119	–	–
Non-functional currency denominated debt	39	–	–
Total	$124	$–	$–

For the year ended December 31, 2009
Currency swaps	$53	$–	$–
Foreign currency forwards	815	–	–
Total	$868	$–	$–

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are generally not designated as hedging instruments because the change in the value of the policy liability hedged item in these portfolios is recorded through net income. Given the changes in fair value of these derivatives are recognized in investment income as they occur, they generally offset with the change in hedged risk to the extent the hedges are effective. Interest rate and cross currency swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.

2010 Annual Report	111

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Operations are shown in the following table.

For the years ended December 31,	2010	2009
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$652	$(2,746)
Stock futures	(987)	(386)
Currency futures	67	(6)
Interest rate futures	(100)	8
Interest rate options	(1)	2
Total return swaps	13	(50)
Foreign currency swaps	180	35
Foreign currency forwards	52	25
Total investment loss from derivatives in non-hedging relationships	$(124)	$(3,118)

Fair value of derivatives

The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data. Inputs that are observable generally include: interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Inputs that are unobservable generally include: broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company’s use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives in note 8. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The fair value of derivative instruments is summarized by term to maturity in the following tables. Fair values shown do not incorporate the impact of master netting agreements (see note 7(g)).

Term to maturity As at December 31, 2010	Less than 1 year	1 to 5 years	Over 5 years	Total
Derivative assets	$153	$378	$3,378	$3,909
Derivative liabilities	$144	$738	$2,522	$3,404

As at December 31, 2009
Derivative assets	$271	$362	$2,047	$2,680
Derivative liabilities	$214	$818	$1,624	$2,656

112	2010 Annual Report

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2010	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit risk equivalent(1)	Risk-weighted amount(2)
Interest rate contracts
Swap contracts	$5,846	$18,287	$61,119	$85,252	$3,453	$(2,995)	$458	$1,565	$165
Futures	2,596	–	–	2,596	–	–	–	–	–
Options purchased	–	180	–	180	–	–	–	1	–
Subtotal	$8,442	$18,467	$61,119	$88,028	$3,453	$(2,995)	$458	$1,566	$165
Foreign exchange
Swap contracts	1,459	1,700	5,689	8,848	595	(631)	(36)	569	59
Futures	3,643	–	–	3,643	–	–	–	–	–
Forward contracts	1,069	–	–	1,069	39	(8)	31	21	2
Equity contracts
OTC contracts	201	48	13	262	14	(3)	11	34	3
Futures	9,714	–	–	9,714	–	–	–	–	–
Subtotal including accrued interest	$24,528	$20,215	$66,821	$111,564	$4,101	$(3,637)	$464	$2,190	$229
Less accrued interest	–	–	–	–	192	(233)	(41)	–	–
Total	$24,528	$20,215	$66,821	$111,564	$3,909	$(3,404)	$505	$2,190	$229

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2009	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit risk equivalent(1)	Risk-weighted amount(2)
Interest rate contracts
Swap contracts	$4,158	$14,827	$45,465	$64,450	$2,185	$(1,900)	$285	$1,001	$106
Futures	885	–	–	885	–	–	–	–	–
Options purchased	111	189	–	300	1	–	1	1	–
Subtotal	$5,154	$15,016	$45,465	$65,635	$2,186	$(1,900)	$286	$1,002	$106
Foreign exchange
Swap contracts	1,812	2,436	6,230	10,478	440	(931)	(491)	573	59
Futures	757	–	–	757	–	–	–	–	–
Forward contracts	6,039	141	–	6,180	155	(14)	141	75	7
Equity contracts
OTC contracts	154	81	40	275	18	(1)	17	22	2
Futures	2,078	–	–	2,078	–	–	–	–	–
Subtotal including accrued interest	$15,994	$17,674	$51,735	$85,403	$2,799	$(2,846)	$(47)	$1,672	$174
Less accrued interest	–	–	–	–	119	(190)	(71)	–	–
Total	$15,994	$17,674	$51,735	$85,403	$2,680	$(2,656)	$24	$1,672	$174

(1)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

2010 Annual Report	113

The gross notional amount and the fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the table below.

As at December 31,		2010			2009
Type of hedge			Fair value			Fair value
	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges	Interest rate swaps	$2,353	$13	$223	$1,951	$14	$73
	Foreign currency swaps	472	53	19	1,064	47	79
	Forward contracts	148	–	–	–	–	–
Cash flow hedges	Interest rate swaps	352	3	–	1,108	39	–
	Foreign currency swaps	663	20	–	717	20	4
	Forward contracts	139	29	–	278	45	–
	Equity contracts	116	5	3	91	10	–
Net investment hedges	Foreign currency swaps	322	–	76	322	–	43
	Forward contracts	202	3	4	5,377	110	13
Total derivatives in hedging relationships		$4,767	$126	$325	$10,908	$285	$212
Non-hedging relationships
	Interest rate swaps	$82,547	$3,250	$2,554	$61,391	$2,020	$1,659
	Interest rate futures	2,596	–	–	885	–	–
	Interest rate options	180	–	–	300	1	–
	Foreign currency swaps	7,391	516	519	8,375	371	781
	Currency rate futures	3,643	–	–	757	–	–
	Forward contracts	580	7	4	525	–	2
	Equity contracts	146	10	2	184	3	–
	Equity futures	9,714	–	–	2,078	–	–
	Embedded derivatives	–	–	–	–	–	2
Total derivatives in non-hedging relationships		$106,797	$3,783	$3,079	$74,495	$2,395	$2,444
Total derivatives		$111,564	$3,909	$3,404	$85,403	$2,680	$2,656

Embedded derivatives

Certain reinsurance contracts related to guaranteed minimum income benefits are classified as financial instruments and are measured at fair value. At December 31, 2010, these specific reinsurance ceded contracts had a fair value of $1,111 (2009 – $1,093) and specific reinsurance assumed contracts had a fair value of $85 (2009 – $85). These contracts are included in policy liabilities. Claims recovered under reinsurance ceded contracts offset the claim expense and claims paid on the reinsurance assumed contracts are reported as policy benefits.

Note 6    ^    Policy Liabilities

a)	Policy liabilities

Policy liabilities are reported net of reinsurance ceded. Policy liabilities, before and after reinsurance ceded, are shown below.

As at December 31,	2010	2009
Gross policy liabilities	$159,704	$148,712
Impact of reinsurance ceded	(7,760)	(7,025)
Policy liabilities	$151,944	$141,687

Policy liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims and policyholder amounts on deposit. The components of policy liabilities are shown below.

As at December 31,	2010	2009
Actuarial liabilities	$143,910	$134,305
Benefits payable and provision for unreported claims	1,874	1,975
Policyholder amounts on deposit	6,160	5,407
Policy liabilities	$151,944	$141,687

Policy liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Under Canadian GAAP, the determination of actuarial liabilities is based on an explicit projection of cash flows using current best estimate assumptions for each material cash flow item and contingency. Investment returns are projected using the current asset portfolios and projected re-investment strategies. Each assumption is adjusted by a margin for adverse deviation. For fixed income

114	2010 Annual Report

returns, this margin is established by scenario testing that is generally done on a deterministic basis, testing a range of prescribed and company-developed scenarios. For minimum guarantees on segregated fund products, the margin for adverse deviation for investment returns is done stochastically. For other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the actuarial valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts a shorter projection period may be used, limiting the period to the term of the liability over which the Company is exposed to material insurance risk without the ability to adjust premiums or policy charges. Where the projection period is less than the policy lifetime, actuarial liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

b)	Composition

The composition of policy liabilities by line of business and reporting segment is shown, before and after reinsurance ceded, in the table below.

As at December 31, 2010	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
	Participating	Non- participating
Asia Division	$14,264	$4,037	$2,786	$913	$22,000	$22,260
Canadian Division	8,014	13,133	14,338	6,861	42,346	44,584
U.S. Insurance	19,392	21,113	23	17,368	57,896	61,481
U.S. Wealth Management	–	–	28,358	53	28,411	29,823
Reinsurance Division	–	1,267	–	271	1,538	1,688
Corporate and Other	–	–	–	(247)	(247)	(132)
Total, net of reinsurance ceded	$41,670	$39,550	$45,505	$25,219	$151,944	$159,704
Total before reinsurance ceded	$42,198	$44,001	$46,968	$26,537	$159,704

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Total, net of reinsurance ceded	Total before reinsurance ceded
As at December 31, 2009	Participating	Non- participating
Asia Division	$13,202	$2,563	$1,737	$375	$17,877	$17,959
Canadian Division	7,326	11,456	13,549	6,545	38,876	41,308
U.S. Insurance	20,524	19,149	24	14,307	54,004	57,479
U.S. Wealth Management	–	–	29,328	56	29,384	30,149
Reinsurance Division	–	1,282	–	411	1,693	1,828
Corporate and Other	–	–	–	(147)	(147)	(11)
Total, net of reinsurance ceded	$41,052	$34,450	$44,638	$21,547	$141,687	$148,712
Total before reinsurance ceded	$41,535	$39,010	$45,452	$22,715	$148,712

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and the former John Hancock Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of business. As at December 31, 2010, $26,189 (2009 – $26,647) of both assets and policy liabilities related to these closed blocks of participating policies.

In addition to the participating policies related to the in-force “closed blocks”, there are other participating insurance blocks. For these other participating blocks, transfers to shareholders are governed by local regulations and the best estimate projections of policyholder dividends are provided for in the policy liabilities. Actual dividend scales are managed consistent with the Company’s participating policyholder dividend policy and are approved annually by each subsidiary’s Board of Directors. Total policyholder dividends were $1,354 in 2010 (2009 – $1,519).

c)	Assets backing policy liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting policy liabilities, which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon.

2010 Annual Report	115

Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and other non-fixed income investments. The Company’s equity is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of fixed income assets backing policy liabilities that are not judged by the Company to be other than temporary would have a limited impact on the Company’s earnings wherever there is an effective matching of the assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of the actuarial liabilities. The fair value of assets backing policy liabilities as at December 31, 2010 was estimated at $154,790 (2009 – $143,628).

The fair value of assets backing capital and other liabilities as at December 31, 2010 was estimated at $66,695 (2009 – $64,081).

The carrying value of total assets backing net policy liabilities, other liabilities and capital was as follows:

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2010	Participating	Non- participating
Assets
Bonds	$21,822	$21,231	$24,082	$12,581	$8,102	$13,742	$101,560
Stocks	4,665	2,763	190	431	630	1,796	10,475
Mortgages	4,437	4,193	7,572	3,868	11,525	221	31,816
Private placements	2,747	4,769	8,040	3,200	845	2,742	22,343
Real estate	1,909	2,395	735	1,204	97	18	6,358
Other	6,090	4,199	4,886	3,935	13,292	12,718	45,120
Total	$41,670	$39,550	$45,505	$25,219	$34,491	$31,237	$217,672

	Individual insurance		Annuities and pensions	Other policy liabilities(1)	Other liabilities(2)	Capital(3)	Total
As at December 31, 2009	Participating	Non- participating
Assets
Bonds	$20,982	$16,243	$21,584	$8,106	$6,007	$12,185	$85,107
Stocks	4,218	2,443	110	400	442	2,075	9,688
Mortgages	4,525	4,056	7,853	3,825	10,201	239	30,699
Private placements	2,743	4,342	8,970	2,955	631	3,271	22,912
Real estate	2,052	2,234	752	747	93	19	5,897
Other	6,532	5,132	5,369	5,514	13,590	15,405	51,542
Total	$41,052	$34,450	$44,638	$21,547	$30,964	$33,194	$205,845

(1)	Other policy liabilities include group insurance, and individual and group health including long-term care insurance.
(2)	Other liabilities include non-insurance liabilities.
(3)	Capital is defined in note 14.

d)	Significant policy liability valuation assumptions

The determination of policy liabilities involves the use of estimates and assumptions.

Policy liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the Company’s exposure to measurement uncertainty.

116	2010 Annual Report

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, policyholder behaviour, operating expenses and certain taxes. Actual experience is monitored to assess whether the assumptions remain appropriate. Best estimate assumptions are reviewed annually and are changed as warranted. Assumptions are discussed in more detail in the following table:

Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as industry past and emerging experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market.

The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2010 experience was favourable when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2010 experience was unfavourable when compared to the Company’s assumptions, primarily related to long-term care experience in the United States.

Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies for each liability segment. The projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for future years. The investment strategies are based on the target investment policies for each segment and the re-investment returns are derived from current and projected market rates for fixed interest investments and a projected outlook for non-fixed interest assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past Company and industry experience as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class.

The Company’s policy of closely matching the cash flows of assets with those of the corresponding liabilities is designed to mitigate the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the re-investment rate is developed using interest rate scenario testing and reflects the interest rate risk positions.

In 2010, the movement in interest rates adversely impacted the Company’s net income.

The exposure to credit losses is managed against policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2010, credit loss experience on both bonds and mortgages was favourable when compared to the Company’s assumptions.

Stocks, real estate and other non-fixed income assets are used to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Stocks, real estate, oil and gas and other non-fixed income assets are also used to support long-dated obligations in the Company’s annuity and pensions businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2010, actual investment experience on common stocks backing policyholder liabilities was favourable while the net experience on other non-fixed income assets was unfavourable when compared to the Company’s assumptions.

In 2010, actual investment experience for segregated fund business from changes in the market value of funds under management was unfavourable.

In 2010, investment expense experience was favourable when compared to the Company’s assumptions.

2010 Annual Report	117

Nature of factor and assumption methodology		Risk management
Policyholder behaviour	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company seeks to design products that minimize financial exposure to lapse, surrender and other policyholder behaviour risk. The Company monitors lapse, surrender and other policyholder behaviour experience.

In aggregate, 2010 policyholder behaviour experience was unfavourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2010 were favourable when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board approved policyholder dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in exchange rates.	The Company generally matches the currency of its assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from currency exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions (note 6(f)).

The sensitivity of after-tax income to changes in non-economic assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

Sensitivity of policy liabilities to changes in non-economic assumptions

	Decrease in after-tax income
For the years ended December 31,	2010	2009
Policy related assumptions
2% adverse change in future mortality rates(1)
Products where an increase in rates increases policy liabilities	$(300)	$(200)
Products where a decrease in rates increases policy liabilities	(300)	(300)
5% increase in future morbidity rates(2), (3)	(1,100)	(1,100)
10% adverse change in future termination rates	(1,000)	(1,000)
5% increase in future expense levels	(300)	(300)

(1)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy   liabilities for policies with longevity risk such as payout annuities.

(2)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one   year, such as Group Life and Health.

(3)

The impacts of the sensitivities on long-term care for morbidity, mortality and lapse are assumed to be moderated by partial offsets from the Company’s ability to   contractually raise premium rates in such events, subject to state regulatory approval.

118	2010 Annual Report

Provision for adverse deviation assumptions

The assumptions made in establishing policy liabilities reflect best estimates within a range of possible outcomes. To recognize the uncertainty in these best estimate assumptions, to allow for possible deterioration in experience and to provide a greater degree of assurance that the policy liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

These margins increase policy liabilities and decrease the income that would be recognized at inception of the policy. Minimum conditions are prescribed by the Canadian Institute of Actuaries for determining margins related to interest rate risk. Specific guidance is also provided for other risks such as market, credit, expense and mortality risks. For other risks which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption, taking into account the risk profiles of the business. The Company uses assumptions within the permissible ranges, taking into account the risk profile of the business.

e)	Change in policy liabilities

The change in policy liabilities during the year was a result of the following business activities and changes in actuarial estimates:

For the year ended December 31, 2010	Actuarial liabilities	Other policy liabilities(1)	Policy liabilities
Balance, January 1	$134,305	$7,382	$141,687
New policies	3,489	–	3,489
Normal in-force movement	7,393	887	8,280
Changes in methods and assumptions	2,880	(9)	2,871
Currency impact	(4,157)	(226)	(4,383)
Balance, December 31	$143,910	$8,034	$151,944

For the year ended December 31, 2009
Balance, January 1	$138,408	$7,936	$146,344
New policies	6,587	–	6,587
Normal in-force movement	3,357	405	3,762
Changes in methods and assumptions	1,576	31	1,607
Currency impact	(15,623)	(990)	(16,613)
Balance, December 31	$134,305	$7,382	$141,687

(1)	Other policy liabilities is comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.

f)	Changes in actuarial methods and assumptions

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure they appropriately reflect emerging experience and changes in risk profile. Annually, the Company conducts a comprehensive review of all actuarial methods and assumptions. Changes to methods and assumptions used in determining policy liabilities will result in a change to projected value of policy cash flows and, therefore, to policy liabilities. The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $2,871 (2009 – $1,607). This is composed of a decrease of $76 (2009 – $37) to participating policyholders’ policy liabilities, a decrease of $2 (2009 – increase of $18) to policy liabilities impacting non-controlling interest in subsidiaries, and an increase of $2,949 (2009 – $1,626) to policy liabilities that impact the shareholders’ account. As a result of these changes, shareholders’ pre-tax income decreased by $2,949 (2009 – $1,626). These pre-tax amounts were reported in the Corporate and Other segment.

In 2010, the $2,871 impact on policy liabilities for changes in assumptions and model enhancements included increases for mortality/morbidity, policyholder behaviour, investment returns and refinements in modeling of liability cash flows, with decreases in policy liabilities for expenses. Policy liabilities increased by $903 for changes to mortality/morbidity assumptions, driven by morbidity increases in the Long-Term Care business that were partially offset by mortality updates in Canadian Individual Insurance. Policy liabilities increased $650 for updates to policyholder behaviour assumptions, most significantly for policyholder behaviour assumptions on variable annuity and segregated fund guarantee products, and in Canadian Individual Insurance for renewable term business. Policy liabilities increased $1,454 for updating volatility and mean return assumptions for variable annuity business and from reductions in the ultimate re-investment rates and for spread assumptions on corporate bonds. Policy liabilities were reduced by $153 from updates to investment and policy maintenance expenses. A number of business specific modeling refinements were made to improve the projection of the future cash flows on in-force business, resulting in a net increase in policy liabilities of $17. Included in these were refinements to modeling of liability cash flows offset by model refinements for the calculation of future tax provisions for asset timing differences in the U.S.

The $1,878 impact on policy liabilities for changes in methods and assumptions in 2009 included increases for mortality/morbidity, surrender and other policyholder behaviour assumptions and modeling refinements, partially offset by releases related to expenses and investment returns. Policy liabilities increased by $485 for changes to mortality/morbidity assumptions, driven by increases in long-term care claims cost assumptions offset by reductions due to updated life insurance mortality assumptions in several business units. Policy liabilities increased by $1,505 for changes in surrender and other policyholder behaviour assumptions, primarily related to surrender assumptions for variable annuity and other segregated fund guarantee policies, termination assumptions for life insurance

2010 Annual Report	119

businesses, and lapse assumptions for group long-term care business. Model refinements, including data refinements and changes in modeling methodology increased policy liabilities by a net $346 (including prior year adjustments of $271). Policy liabilities decreased by $138 for expense assumptions driven by reductions in projected investment expenses, and decreased by $320 related to investment returns due to updated investment strategies being reflected in the valuation.

Note 7    ^    Risk Management

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks. The Company manages these risks within an enterprise-wide risk management framework. The Company’s goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. The Company seeks to achieve this by capitalizing on business opportunities that are aligned with the Company’s risk taking philosophy, risk appetite and return expectations; by identifying, measuring and monitoring key risks taken; and by executing risk control and mitigation programs.

a)	Market risk

Market risk management strategy overview

The Company’s overall strategy to manage its market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from the Company’s businesses. The following table outlines the Company’s key market risks and identifies the risk management strategies which contribute to managing these risks.

	Publicly traded equity performance risk	Interest rate risk	Alternative non-fixed income asset performance risk	Foreign exchange risk
Product design and pricing	X	X	X	X
Variable annuity guarantee dynamic hedging	X	X		X
Macro equity risk hedging	X			X
Asset liability management	X	X	X	X
Foreign exchange management				X

Key risk factors

Publicly traded equity performance risk

Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with off-balance sheet products, asset based fees, investments in publicly traded equities supporting general fund products and surplus investments in publicly traded equities.

For off-balance sheet segregated funds or variable annuities, a sustained decline in public equity markets would likely increase the cost of guarantees and reduce asset based fee revenues. A sustained increase in equity market volatility would likely increase the costs of hedging the guarantees provided.

Where publicly traded equity investments are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future cash flows in publicly traded equities, a decline in the value of publicly traded equities relative to other assets could require the Company to change the investment mix assumed for future cash flows, increasing policy liabilities and reducing net income attributed to shareholders. In addition, to the extent publicly traded equities are held as AFS, other than temporary impairments that arise will reduce income.

Interest rate risk

Interest rate and spread risk arises from general fund guaranteed benefit products, general fund adjustable benefit products with minimum rate guarantees, general fund products with guaranteed surrender values, off-balance sheet products with minimum benefit guarantees and from surplus fixed income investments.

Interest rate and spread risk arises within the general fund primarily due to the uncertainty of future returns on investments to be made as assets mature and as recurring premiums are received and must be reinvested to support longer dated liabilities. Interest rate risk also arises due to minimum rate guarantees and guaranteed surrender values on products where investment returns are generally passed through to policyholders.

A general decline in interest rates, without a change in corporate bond spreads and swap spreads, will reduce the assumed yield on future investments used in the valuation of policy liabilities, resulting in an increase in policy liabilities and a reduction in net income. A general increase in interest rates, without a change in corporate bond spreads and swap spreads, will result in a decrease in policy liabilities and an increase in net income. In addition, decreases in corporate bond spreads and increases in swap spreads will result in an increase in policy liabilities and a reduction in net income. An increase in corporate bond spreads and a decrease in swap spreads will have the opposite impact. The impact of changes in interest rates and in spreads may be partially offset by changes to credited rates on adjustable products that pass through investment returns to policyholders.

120	2010 Annual Report

For off-balance sheet segregated funds or variable annuities, a sustained increase in interest rate volatility or a decline in interest rates would also likely increase the costs of hedging the benefit guarantees provided.

Alternative non-fixed income asset performance risk

Alternative non-fixed income asset performance risk arises from general fund investments in commercial real estate, timber properties, agricultural properties, oil and gas properties, and private equities.

Where these assets are used to support policy liabilities, the policy valuation incorporates projected investment returns on these assets. If actual returns are lower than the expected returns, the Company’s policy liabilities will increase, reducing net income attributed to shareholders and regulatory capital ratios. Further, for products where the investment strategy applied to future cash flows in the policy valuation includes investing a specified portion of future policy cash flows in alternative non-fixed income assets, a decline in the value of these assets relative to other assets could require the Company to change the investment mix assumed for future cash flows, increasing policy liabilities.

Foreign exchange risk

The Company’s financial results are reported in Canadian dollars. A substantial portion of its business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens, reported earnings would decline and the Company’s reported shareholders’ equity would decline. Further, to the extent that the resultant change in available capital is not offset by a change in required capital, the Company’s regulatory capital ratios would be reduced. A weakening of the Canadian dollar against the foreign currencies in which the Company does business would have the opposite effect, and would increase reported Canadian dollar earnings and shareholders’ equity, and would potentially increase its regulatory capital ratios.

Market risk management strategies

Product design and pricing

The Company’s product design and pricing standards and guidelines are designed to help ensure its product offerings align with its risk taking philosophy and tolerances, and in particular, that incremental risk generated from new sales aligns with its strategic risk objectives and risk targets. The specific design features of the Company’s product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as its associated investment strategies help to mitigate the level of underlying risk. Management regularly reviews and modifies key features within its product offerings, including premiums and fee charges, with a goal of meeting both profit and risk targets.

Variable annuity guarantee dynamic hedging strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee policy liabilities and available capital, to both public equity and bond fund performance and interest rate movements. The objective of the dynamic hedging strategy is to offset as closely as possible, the change in the Company’s internally defined economic value of guarantees, with the profit and loss from its hedge asset portfolio. The internal economic value of guarantees moves in close tandem with, but not exactly as, the Company’s variable annuity guarantee policy liabilities, as it reflects best estimate liabilities and does not include any liability provisions for adverse deviations.

The Company’s current hedging approach is to short exchange-traded equity index and government bond futures and execute currency futures and execute lengthening interest rate swaps to hedge sensitivity of policy liabilities to fund performance (delta) and interest rate movements (rho) arising from variable annuity guarantees. The Company dynamically rebalances these hedge instruments as market conditions change, and the liability delta and rho change, in order to maintain the hedged position within established limits. The Company may consider the use of additional hedge instruments opportunistically in the future.

The Company’s variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

■	Policyholder behaviour and mortality experience is not hedged;

■	Provisions for adverse deviation in the policy liabilities are not hedged;

■	A portion of interest rate risk is not hedged;

■	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

■	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

■	Unfavourable realized equity and interest rate volatilities and their correlations may result in higher than expected rebalancing costs; and

■	Not all other risks are hedged.

The variable annuity guarantee dynamic hedging strategy exposes the Company to additional risks. The strategy relies on the execution of derivative transactions in a timely manner and therefore hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to counterparty risks arising from the deriva-

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tive instruments and to the risk of increased funding and collateral demands which may become significant as markets and interest rates increase. The dynamic hedging strategy is highly dependent on complex systems and mathematical models that are subject to error, which rely on forward looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the dynamic hedging strategy there may be additional, unidentified risks that may negatively impact the Company’s business and future financial results.

Macro equity risk hedging

The macro equity risk hedging strategy was initiated in the second half of 2010 and is designed to hedge a portion of the Company’s earnings sensitivity to public equity market movements arising from the following sources in order to maintain its overall earnings sensitivity to public equity market movements below targeted levels:

■	Variable annuity guarantees not dynamically hedged;

■	Unhedged provisions for adverse deviation related to variable annuity guarantees dynamically hedged;

■	General fund equity holdings backing non-participating liabilities;

■	Variable life insurance;

■	Variable annuity fees not associated with guarantees; and

■	Fees on segregated funds without guarantees, mutual funds and institutional assets managed.

The Company currently executes its macro equity risk hedging strategy by shorting equity futures and executing currency futures, and rolling them over at maturity. The use of alternative long maturity instruments may be considered opportunistically in the future. The macro equity risk hedging strategy exposes the Company to risks. The strategy relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. The Company is also subject to the risk of increased funding and collateral demands which may become significant as markets increase.

Asset liability management strategy

The Company’s asset liability management strategy is designed to help ensure that the market risks embedded in its assets and liabilities held in the Company’s general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained below targeted levels. The embedded market risks include risks related to the level and movement of interest rates and credit spreads, public equity market performance, alternative non-fixed income asset performance and foreign exchange rate movements.

General fund product liabilities are segmented into groups with similar characteristics that are supported by specific asset segments. Each segment is managed to a target investment strategy appropriate for the premium and benefit pattern, policyholder options and guarantees, and crediting rate strategies of the products they support. Similar strategies are established for assets in the Company’s surplus account. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

Foreign exchange risk management strategy

The Company’s foreign exchange risk management strategy is designed to hedge the sensitivity of its regulatory capital ratios to movements in foreign exchange rates. In particular, the objective of the strategy is to offset within acceptable tolerance levels, changes in required capital with changes in available capital that result from movements in foreign exchange rates. These changes occur when assets and liabilities related to business conducted in currencies other than Canadian dollars is translated to Canadian dollars at period ending exchange rates.

The Company’s policy is to generally match the currency of its assets with the currency of the liabilities they support, and similarly, the Company has a policy of generally matching the currency of the assets in its shareholders’ equity account to the currency of its required capital. Where assets and liabilities are not matched, forward contracts and currency swaps are used to stabilize the Company’s capital ratios and its capital adequacy relative to economic capital, when foreign exchange rates change.

Sensitivities and risk exposure measures

Caution related to sensitivities

In these financial statements, the Company has provided sensitivities and risk exposure measures for certain risks. These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity assumed in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of its internal models. For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

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Variable annuity and segregated fund guarantees

Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or in some cases for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment related guarantees gross and net of reinsurance, and net of the business dynamically hedged.

Variable annuity and segregated fund guarantees

As at December 31,	2010			2009
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$8,202	$6,359	$1,856	$9,357	$6,834	$2,535
Guaranteed minimum withdrawal benefit	62,382	57,331	6,391	58,077	51,669	7,962
Guaranteed minimum accumulation benefit	23,902	25,152	1,980	24,749	25,190	2,213
Gross living benefits(2)	$94,486	$88,842	$10,227	$92,183	$83,693	$12,710
Gross death benefits(3)	16,279	12,736	2,813	18,455	13,282	4,414
Total gross of reinsurance & hedging	$110,765	$101,578	$13,040	$110,638	$96,975	$17,124
Living benefits reinsured	$7,108	$5,506	$1,611	$8,012	$5,818	$2,200
Death benefits reinsured	4,924	4,070	1,052	5,985	4,639	1,577
Total reinsured	$12,032	$9,576	$2,663	$13,997	$10,457	$3,777
Total, net of reinsurance	$98,733	$92,002	$10,377	$96,641	$86,518	$13,347
Living benefits dynamically hedged	$44,606	$44,827	$2,685	$24,399	$24,137	$1,782
Death benefits dynamically hedged	4,685	3,032	424	481	317	10
Total dynamically hedged	$49,291	$47,859	$3,109	$24,880	$24,454	$1,792
Living benefits retained	$42,772	$38,509	$5,931	$59,772	$53,738	$8,728
Death benefits retained	6,670	5,634	1,337	11,989	8,326	2,827
Total, net of reinsurance & dynamic hedging	$49,442	$44,143	$7,268	$71,761	$62,064	$11,555

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).

(3)	Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)

Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liability established for these benefits was $3,101 at December 31, 2010 (2009 – $1,671). These policy liabilities include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $2,083 at December 31, 2010 (2009 – $1,738). The policy liabilities for the hedged business were $1,018 at December 31, 2010 (2009 – $(67)). The increase in the policy liabilities for the hedged business was primarily due to the change in the value of the dedicated hedge asset portfolio and the adverse impact from basis changes. The year over year increase in policy liabilities related to the unhedged business was due primarily to the adverse impacts from basis changes and interest rate movements, offset by the favourable impact of improved public equity markets.

2010 Annual Report	123

Variable life insurance guarantees

Deposits related to variable life insurance contracts are invested in segregated fund accounts, and for certain policies, the Company guarantees a minimum death benefit if certain specified premiums are paid by the policyholder, regardless of segregated fund account performance.

The following table shows selected information regarding the variable life insurance contracts referred to above:

Life insurance contracts with guaranteed benefits

As at December 31,	2010	2009
In the event of death
Account value	$7,824	$7,520
Net amount at risk(1)	$270	$337
Average attained age of contract holders	51	50

(1)

The net amount at risk for these policies is defined as the excess of the sum insured over the current account value, when the account value is zero or where contracts specify guarantees to cover the cost of insurance in the event of insufficient account value.

Variable Contracts with Guarantees

Variable contracts with guarantees are invested, at the policyholder’s discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below:

Investment categories for variable contracts with guarantees

Investment category
As at December 31,	2010	2009
Equity funds	$37,258	$35,883
Balanced funds	57,376	53,588
Bond funds	10,407	9,810
Money market funds	2,796	3,497
Other fixed interest rate investments	1,565	1,717
Total	$109,402	$104,495

Benefits incurred and paid for variable contracts with guarantees

For the year ended December 31, 2010, the Company incurred and paid death benefits of $160 (2009 – $273) and living benefits of $202 (2009 – $294).

Publicly traded equity performance risk – risk exposure measures

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets. While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity policy liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income. The Company assumes that for a 10, 20 and 30 per cent decrease in the market value of public equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities of the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of public equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2010	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(2,430)	$(1,470)	$(660)	$520	$920	$1,040
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(500)	(240)	(80)	(60)	(110)	(170)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(2,930)	$(1,710)	$(740)	$460	$810	$870

(1)	See “Caution related to sensitivities” above.

(2)

The impact for component related to general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)

For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity policy liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

124	2010 Annual Report

As at December 31, 2009(1)	-30%	-20%	-10%	+10%	+20%	+30%
Net impact assuming the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2)	$(4,370)	$(2,670)	$(1,200)	$970	$1,530	$1,810
Impact of assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(3)	(200)	(90)	(40)	(20)	(60)	(110)
Net impact assuming the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3)	$(4,570)	$(2,760)	$(1,240)	$950	$1,470	$1,700

(1),(2),(3)	See notes in the table above.

Exposures at December 31, 2010 declined as compared to December 31, 2009 primarily due to improvements in global equity markets, the additional in-force variable annuity business the Company initiated dynamic hedging for, and the implementation of its macro equity risk hedging strategy. The increases in the policy liabilities as a result of its annual review of policy valuation assumptions and impact of currency movements partially offset these changes.

Interest rate risk – risk exposure measures

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent, in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities. The Company also assumes no change to the ultimate reinvestment rate (“URR”).

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1)

As at December 31,	2010		2009
	-100bp	+100bp	-100bp	+100bp
General fund products(2)	$(1,400)	$1,200	$(1,900)	$1,500
Variable annuity guarantees(3)	(400)	300	(300)	100
Total	$(1,800)	$1,500	$(2,200)	$1,600

(1)	See “Caution related to sensitivities” above.

(2)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(3)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The decline in exposures was primarily driven by the actions to extend the duration of the Company’s fixed income investments supporting policyholder liabilities. These impacts were partially offset by generally lower interest rates in the markets where we operate and the impact of increases to policy liabilities as a result of the Company’s annual review of policy valuation assumptions.

The potential impact on annual net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

Alternative non-fixed income asset performance risk – risk exposure measures

The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative non-fixed income assets different than the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in alternative non-fixed income asset returns(1),(2)

As at December 31,	2010		2009
	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(500)	$600	$(400)	$400
Private equities and other alternative non-fixed income assets	(400)	400	(200)	200
Alternative non-fixed income assets	$(900)	$1,000	$(600)	$600

(1)	See “Caution related to sensitivities” above.

(2)

This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on non-fixed income asset weightings; (ii) any gains or losses on non-fixed income investments held in the Corporate and Other segment; or (iii) any gains or losses on non-fixed income investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative non-fixed income asset returns.

The increased sensitivity from December 31, 2009 to December 31, 2010 is primarily related to the second order impact of the net decline in interest rates as well as the higher future non-fixed income demand in the Long-Term Care business in the U.S. Insurance segment anticipated from future increases in policyholder premiums.

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b)	Foreign currency risk for financial instruments

The Company generally matches the currency of its assets with the currency of the policy liabilities they support, with the objective of mitigating risk of loss arising from currency exchange rate changes. The Company’s unmatched currency exposure was primarily limited to its foreign denominated AFS bonds where the unrealized foreign currency exchange gains and losses are recorded in OCI and realized foreign currency exchange gains and losses on sale of AFS bonds are recognized in income. As at December 31, 2010, the Company did not have a material unmatched currency exposure related to these foreign denominated AFS bonds.

c)	Liquidity risk

Liquidity risk is the risk that sufficient funds are available to meet both expected and unexpected cash and/or collateral demands in a timely and cost-effective manner. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either systemically terminating policies with cash surrender values, or not renewing policies when they mature, deposit withdrawals and from an increase in the level of borrowers renewing or extending their loans when they mature.

The Company’s liquidity risk management strategies are designed to ensure that sufficient funds are readily available to meet its financial obligations as they come due. Liquidity risk is mitigated through the Company’s holdings of cash or cash equivalents, investment grade marketable securities and its broad access to various funding sources. The Company maintains centralized pools of high quality liquid assets and investment grade marketable securities to support its operations and contingent liquidity demands. Funding is obtained through policy premiums, deposits, asset securitization, and bank credit and other funding programs.

The Company mitigates liquidity risk by maintaining operating and strategic liquidity levels above minimum internal requirements. Minimum operating liquidity is set at a level of one month’s operating cash outflows. Strategic liquidity is established based on immediate and longer term liquidity requirements under stress conditions whereby policyholder liabilities and unencumbered liquid assets are risk-adjusted for their potential for withdrawals and convertibility to cash respectively. Pledged assets are not considered as available liquid assets to support obligations in either operating or strategic liquidity measures.

The following table outlines the expected maturity of the Company’s significant financial liabilities. The expected maturity dates are based on estimates made by management.

Maturity of financial liabilities(1),(2)

As at December 31, 2010	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$407	$350	$3,047	$1,639	$5,443
Capital instruments(3)	550	–	–	3,518	4,068
Derivative liabilities	144	400	338	2,522	3,404
Bank deposits	13,558	1,462	1,157	123	16,300
Consumer notes	147	159	395	277	978

(1)	The amounts shown above are net of the related unamortized deferred issue costs.

(2)

Class A preferred shares, Series 1 are redeemable by the Company by payment of cash or issuance of MFC common shares and are convertible at the option of the holder into MFC common shares on or after December 15, 2015. These shares have not been included in the above table.

(3)	$550 subordinated debentures that were redeemed on February 16, 2011 are included in “Less than 1 year”.

d)	Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. Worsening or continued poor economic conditions could result in borrower or counterparty defaults or downgrades, and could lead to increased provisions or impairments related to the Company’s general fund invested assets and off-balance sheet derivative financial instruments, and an increase in provisions for future credit impairments to be included in policy liabilities. Counterparty credit exposure arises primarily from derivatives and reinsurance activities. Any of the Company’s reinsurance providers being unable or unwilling to fulfill their contractual obligations related to the liabilities the Company cedes to them could lead to an increase in policy liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region. Reinsurance counterparty exposure is measured as both current exposure and potential future exposures reflecting the level of ceded liabilities. Reinsurance and insurance counterparties must also meet minimum risk rating criteria.

The Company also ensures where warranted that loans, including mortgages, private placement and bank loans, are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill their contractual obligations. The allowance for loss is based on current recoverables and ceded actuarial liabilities.

126	2010 Annual Report

Credit risk associated with derivative counterparties is discussed in note 7(g).

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

As at December 31,	2010	2009
Bonds
Fair value option	$85,040	$71,544
Available-for-sale	16,520	13,563
Loans
Mortgages	31,816	30,699
Private placements	22,343	22,912
Policy loans	6,486	6,609
Bank loans	2,355	2,457
Derivative assets	3,909	2,680
Accrued investment income	1,621	1,540
Other financial assets	2,362	2,402
Total	$172,452	$154,406

Credit quality

For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating. These ratings are updated at least annually.

A write-off is recorded, when internal risk ratings indicate that a loss represents the most likely outcome. The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator.

As at December 31, 2010	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$573	$4,729	$5,659	$9,084	$1,000	$1,298	$22,343
Mortgages	2,039	1,735	3,226	12,743	809	360	20,912
Total	$2,612	$6,464	$8,885	$21,827	$1,809	$1,658	$43,255

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”. The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery. Write-offs, net of recoveries, are deducted from the allowance for credit losses. All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment by credit quality indicator.

As at December 31, 2010	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$–	$9,038	$1,866	$–	$10,904
Bank loans	1	446	1,883	25	2,355
Total	$1	$9,484	$3,749	$25	$13,259

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing OTTI on AFS securities. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as fair value which it deems represents an impairment.

2010 Annual Report	127

The following table summarizes the carrying value of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at December 31, 2010	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$1	$3	$4	$152
Available-for-sale	–	–	–	34
Loans
Private placements	304	–	304	265
Mortgages and bank loans	49	63	112	83
Other financial assets	15	20	35	2
Total	$369	$86	$455	$536

	Past due but not impaired
As at December 31, 2009	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$50	$–	$50	$139
Available-for-sale	78	3	81	7
Loans
Private placements	152	1	153	361
Mortgages and bank loans	56	49	105	118
Other financial assets	4	32	36	–
Total	$340	$85	$425	$625

The following table summarizes the Company’s loans that are considered impaired.

Impaired loans as at and for the year ended December 31, 2010	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$349	$421	$84	$445	$–
Mortgages and bank loans	117	124	34	186	–
Total	$466	$545	$118	$631	$–

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Impaired loans as at and for the year ended December 31, 2009	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$489	$496	$128	$467	$–
Mortgages and bank loans	173	180	55	147	–
Total	$662	$676	$183	$614	$–

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the years ended December 31,	2010			2009
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$55	$128	$183	$43	$165	$208
Provisions	45	70	115	56	81	137
Recoveries	(11)	(33)	(44)	(6)	(63)	(69)
Write-offs(1)	(55)	(81)	(136)	(38)	(55)	(93)
Balance, December 31	$34	$84	$118	$55	$128	$183

(1)	Includes disposals and impact of currency translation.

128	2010 Annual Report

e)	Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2010, the Company had loaned securities (which are included in invested assets) with a market value of $1,650 (2009 – $1,221). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments. As at December 31, 2010 the Company had engaged in reverse repurchase transactions of $578 (2009 – $2,590) which are recorded as a short-term receivable. There were outstanding repurchase agreements of $461 as at December 31, 2010 (2009 – nil).

f)	Mortgage securitization

The Company securitizes insured fixed and variable rate commercial and residential mortgages through creation of mortgage backed securities under the Canadian Mortgage Bond Program and Government of Canada NHA MBS Auction program. The Company also securitizes the Home Equity Lines of Credit (“HELOC”) through transfers of assets to a special purpose entity or trust that issues securities to investors. The Company retains the servicing responsibilities for these mortgages.

The following table summarizes the Company’s securitization and sales activity and its impact on the Consolidated Statement of Operations:

For the year ended December 31, 2010	HELOCs	Commercial mortgages
Securitized and sold	$500	$74
Gross cash proceeds	500	74
Retained interests	26	8
Cash flow received on retained interest	–	9
Pre-tax gain on sale, net of issuance costs	16	7
Retained interest assumptions, as at the date of securitization
Weighted average life (years)	n/a	2.6
Excess spread	1.2%	2.2%
Discount rate	3.0%	2.0%

There were no securitization and sales activity relating to residential mortgages in 2010.

During 2009, there were no significant securitization and sales activities.

The following table presents the Company’s key assumptions and sensitivity of the fair value of the retained interest to adverse change in those assumptions. As the sensitivity is hypothetical, it should be viewed with caution.

As at December 31, 2010	HELOCs(1)	Commercial mortgages
Fair value of retained interests	$26	$24
Weighted average life (years)	n/a	2.3
Excess spread(2)	1.0%	2.7%
Impact on fair value of a 10% adverse change	$(2)	n/a
Impact on fair value of a 20% adverse change	$(5)	n/a
Discount rate	3.0%	1.8%
Impact on fair value of a 10% adverse change	$–	$(2)
Impact on fair value of a 20% adverse change	$–	$(5)

(1)	Prepayment rate assumptions are not applicable for HELOCs due to the nature of the revolving lines of credit with no fixed payment schedules.

(2)

Excess spread assumptions are not applicable for commercial mortgages as the rates are fixed. Excess spread is the excess of interest received on the underlying loan and the interest paid on the issued security.

There are no expected credit losses as the loans are government guaranteed.

The following table presents information about loans managed for components of reported and securitized assets.

As at December 31, 2010
Mortgages	$33,929
Other loans	2,335
Total loans managed(1)	$36,264
Less: mortgages securitized(2)	(901)
Less: third party owned mortgages and other loans	(3,547)
Total mortgages reported on the Consolidated Balance Sheet	$31,816

(1)	Includes $90 of impaired loans, $50 in allowance for credit losses and $0.2 in net write-offs.

(2)	The maximum exposure to loss is nil as all loans are government guaranteed.

2010 Annual Report	129

g)	Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position (excluding any offsetting contracts in negative positions). The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher. As at December 31, 2010, the percentage of the Company’s derivative exposure which were with counterparties rated AA- or higher amounted to 31 per cent (2009 – 26 per cent). The largest single counterparty exposure as at December 31, 2010 was $954 (2009 – $561). The Company’s net exposure to credit risk was mitigated by $1,226 fair value of collateral held as security as at December 31, 2010 (2009 – $1,148). In accordance with customary terms of Credit Support Annex agreements, the Company is permitted to sell or repledge collateral held.

As at December 31, 2010, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $465 (2009 – $903). Without master netting agreements, maximum exposure to credit risk would have been $4,101 (2009 – $2,680).

h)	Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits with the objective of ensuring that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2010	2009
Bonds and private placements rated as investment grade BBB or higher(1)	95%	95%
Government bonds as a per cent of total bonds	42%	31%
Government private placements as a per cent of total private placements	17%	15%
Highest exposure to a single non-government bond and private placement issuer	$622	$696
Largest single issuer as a per cent of the total stock portfolio	2%	7%
Income producing commercial office properties (2010 – 82% of total real estate, 2009 – 80%)	$5,188	$4,725
Largest concentration of mortgages and real estate(2) – Ontario, Canada (2010 – 26%, 2009 – 26%)	$9,959	$9,402

(1)	Investment grade bonds and private placements include 29% rated A, 19% rated AA and 27% rated AAA (2009 – 31%, 19% and 20%, respectively) based on external ratings where available.

(2)	Mortgages and real estate are diversified geographically and by property type.

The following table shows the distribution of the bond and private placement portfolio by sector and industry.

Bonds and private placements

As at December 31,	2010		2009
	Carrying value	% of total	Carrying value	% of total
Government & agency	$46,598	38	$29,651	28
Financial	20,724	17	21,647	20
Utilities	17,760	14	17,076	16
Energy	8,478	7	8,271	8
Industrial	6,948	6	6,413	6
Securitized (ABS/MBS)	6,787	5	7,691	7
Consumer (non-cyclical)	5,561	4	5,474	5
Other	11,047	9	11,796	10
Total	$123,903	100	$108,019	100

i)	Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities. The development of assumptions for future claims are based on Company and industry experience and predictive models; assumptions for policyholder behaviours are based on Company experience and predictive models. Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large scale manmade disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

130	2010 Annual Report

Manulife Financial manages insurance risk through global product design, pricing standards and guidelines and a global life underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Effective June 29, 2010, the Company increased its global retention limit for individual life insurance from US$20 to US$30 and for survivorship life insurance from US$25 to US$35. Lower limits are applied in some markets and jurisdictions. Manulife Financial further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

j)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

The effect of reinsurance on premium income was as follows:

For the years ended December 31,	2010	2009
Direct premium income	$23,033	$26,496
Reinsurance assumed	1,285	1,498
Reinsurance ceded	(5,967)	(5,048)
Total premium income	$18,351	$22,946

Note 8    ^    Fair Value of Financial Instruments

Financial instruments refer to both on- and off-balance sheet instruments and may be assets or liabilities. These assets or liabilities are contracts that ultimately give rise to a right for one party to receive an asset and an obligation for another party to deliver an asset. Fair values reflect management’s best estimates of the amounts at which instruments could be exchanged in a current transaction between willing parties and are generally calculated based on the characteristics of the instrument and the current economic and competitive environment.

The fair values and the basis for determining the fair value of invested assets, derivatives, consumer notes, long-term debt, and liabilities for preferred shares and capital instruments are disclosed in notes 3, 5, 9, 10 and 12, respectively.

The fair value of bank deposits is estimated at $16,380 as at December 31, 2010 (2009 – $14,752), compared to a carrying value of $16,300 as at December 31, 2010 (2009 – $14,735). The fair value of these financial instruments is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions.

The carrying values of accrued investment income, outstanding premiums, miscellaneous assets, policy benefits in the course of settlement, provision for unreported claims, policyholder amounts on deposit and other liabilities approximate their fair values due to their short-term nature.

Financial instruments measured at fair value on the consolidated balance sheets

In accordance with Section 3862, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most bonds are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 securities include less liquid securities such as structured asset-backed securities, commercial mortgage-backed securities (“CMBS”), and other securities that have little or no price transparency. Embedded and complex derivative financial instruments are also included in Level 3.

In determining the fair value of its financial instruments, the Company uses observable market data, when available, and minimizes the use of unobservable inputs to the extent possible when determining fair value.

2010 Annual Report	131

The following table presents the Company’s assets and liabilities that are carried at fair value, categorized by level under the fair value hierarchy.

As at December 31,				2010				2009
	Level 1	Level 2	Level 3	Total fair value	Level 1	Level 2	Level 3	Total fair value
Financial assets
Bonds
Fair value option
Canadian government & agency	$–	$9,915	$160	$10,075	$–	$8,014	$129	$8,143
U.S. government & agency	–	13,079	168	13,247	–	5,074	321	5,395
Other government & agency	–	6,994	597	7,591	–	4,638	467	5,105
Corporate	–	46,346	1,705	48,051	–	44,547	1,616	46,163
Residential mortgage/asset-backed securities	–	24	360	384	–	32	389	421
Commercial mortgage/asset-backed securities	–	3,750	474	4,224	–	4,271	444	4,715
Other securitized assets	–	1,288	180	1,468	–	1,422	180	1,602
Available-for-sale
Canadian government & agency	–	5,112	34	5,146	–	4,276	49	4,325
U.S. government & agency	–	5,449	–	5,449	–	2,198	2	2,200
Other government & agency	–	1,356	61	1,417	–	971	51	1,022
Corporate	–	3,706	258	3,964	–	5,064	243	5,307
Residential mortgage/asset-backed securities	–	5	93	98	–	6	99	105
Commercial mortgage/asset-backed securities	–	313	28	341	–	369	25	394
Other securitized assets	–	73	32	105	–	181	29	210
Stocks
Fair value option	8,296	1	–	8,297	7,276	–	–	7,276
Available-for-sale	2,178	–	–	2,178	2,412	–	–	2,412
Cash and short-term securities
Fair value option	–	668	–	668	–	651	–	651
Available-for-sale	–	8,811	–	8,811	–	16,118	–	16,118
Other	2,312	–	–	2,312	2,011	–	–	2,011
Derivative assets
Interest rate contracts	–	3,198	68	3,266	–	2,002	72	2,074
Foreign exchange contracts	–	628	–	628	–	593	–	593
Equity contracts	–	–	15	15	–	2	11	13
Segregated funds net assets(1)	194,806	2,193	3,058	200,057	185,851	2,693	3,197	191,741
	$207,592	$112,909	$7,291	$327,792	$197,550	$103,122	$7,324	$307,996
Financial liabilities
Derivative liabilities
Interest rate contracts	$–	$2,740	$37	$2,777	$–	$1,709	$25	$1,734
Foreign exchange contracts	–	579	43	622	–	899	21	920
Equity contracts	–	–	5	5	–	–	–	–
Embedded derivatives	–	–	–	–	–	–	2	2
Consumer notes	–	978	–	978	–	1,291	–	1,291
	$–	$4,297	$85	$4,382	$–	$3,899	$48	$3,947

(1)

Segregated funds net assets are recorded at fair value. Investment performance related to segregated funds net assets is fully offset by corresponding amounts credited to contract holders whose interest in the segregated funds net assets is recorded by the Company as segregated funds net liabilities.

Assets and liabilities measured at fair value on the consolidated balance sheets using significant unobservable inputs (Level 3)

The table below provides a fair value roll forward for the twelve months ending December 31, 2010 for the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement. The Company classifies the fair values of financial instruments within Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

132	2010 Annual Report

Roll-forward of financial instruments measured at fair value using significant unobservable inputs (Level 3)

		Net realized / unrealized gains (losses) included in:				Transfers				Change in unrealized gains (losses) on instruments still held(4)
	Balance as at January 1, 2010	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at December 31, 2010
Bonds
Fair value option
Canadian government & agency	$129	$10	$–	$22	$–	$–	$–	$(1)	$160	$10
U.S. government & agency	321	(7)	–	392	–	–	(534)	(4)	168	(7)
Other government & agency	467	31	–	151	(49)	–	–	(3)	597	32
Corporate	1,616	153	–	247	(112)	45	(244)	–	1,705	98
Residential mortgage/asset-backed securities	389	71	–	–	(100)	–	–	–	360	103
Commercial mortgage/asset-backed securities	444	85	–	–	(52)	–	(1)	(2)	474	101
Other securitized assets	180	43	–	–	(41)	–	(1)	(1)	180	74
	$3,546	$386	$–	$812	$(354)	$45	$(780)	$(11)	$3,644	$411
Available-for-sale
Canadian government & agency	$49	$16	$(6)	$–	$(21)	$–	$–	$(4)	$34	$–
U.S. government & agency	2	–	2	–	–	–	(2)	(2)	–	–
Other government & agency	51	–	4	15	(9)	–	–	–	61	–
Corporate	243	(2)	(38)	14	(52)	50	(15)	58	258	–
Residential mortgage/asset-backed securities	99	(13)	53	–	(23)	–	–	(23)	93	–
Commercial mortgage/asset-backed securities	25	6	25	–	(3)	–	–	(25)	28	–
Other securitized assets	29	(1)	16	–	(1)	–	–	(11)	32	–
	$498	$6	$56	$29	$(109)	$50	$(17)	$(7)	$506	$–
Net derivatives	$35	$(14)	$(9)	$–	$–	$–	$(9)	$(5)	$(2)	$(11)
Segregated funds net assets	3,197	30	18	17	(109)	63	–	(158)	3,058	83
Total	$7,276	$408	$65	$858	$(572)	$158	$(806)	$(181)	$7,206	$483

(1)

These amounts are included in investment income on the Consolidated Statement of Operations, except for the segregated funds amount which is included in the Investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	This amount is included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.

(4)	Amounts relate to those unrealized gains (losses) included in investment income for the year.

2010 Annual Report	133

		Net realized / unrealized gains (losses) included in:				Transfers				Change in unrealized gains (losses) on instruments still held(4)
	Balance as at January 1, 2009	Net income(1)	OCI(2)	Purchases	Sales	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at December 31, 2009
Bonds
Fair value option
Canadian government & agency	$135	$2	$–	$–	$–	$–	$–	$(8)	$129	$2
U.S. government & agency	46	4	–	489	(10)	–	(184)	(24)	321	3
Other government & agency	567	(24)	–	31	(23)	–	–	(84)	467	(24)
Corporate	1,580	127	–	359	(358)	456	(277)	(271)	1,616	273
Residential mortgage/asset-backed securities	623	54	–	–	(192)	3	(6)	(93)	389	235
Commercial mortgage/asset-backed securities	526	58	–	4	(62)	–	(17)	(65)	444	58
Other securitized assets	500	8	–	–	(276)	10	–	(62)	180	9
	$3,977	$229	$–	$883	$(921)	$469	$(484)	$(607)	$3,546	$556
Available-for-sale
Canadian government & agency	$53	$–	$1	$–	$–	$–	$–	$(5)	$49	$–
U.S. government & agency	2	–	–	–	–	–	–	–	2	–
Other government & agency	67	–	(9)	2	–	–	–	(9)	51	–
Corporate	234	(4)	29	42	(43)	40	(2)	(53)	243	–
Residential mortgage/asset-backed securities	162	(75)	88	–	(51)	1	(2)	(24)	99	–
Commercial mortgage/asset-backed securities	35	(3)	9	–	(7)	–	(5)	(4)	25	–
Other securitized assets	89	2	3	–	(60)	6	–	(11)	29	–
	$642	$(80)	$121	$44	$(161)	$47	$(9)	$(106)	$498	$–
Net derivatives	$156	$(6)	$10	$–	$–	$10	$(121)	$(14)	$35	$(27)
Segregated funds net assets	3,584	(550)	15	893	(260)	–	–	(485)	3,197	(444)
Total	$8,359	$(407)	$146	$1,820	$(1,342)	$526	$(614)	$(1,212)	$7,276	$85

(1)

These amounts are included in investment income on the Consolidated Statement of Operations, except for the segregated funds amount which is included in the Investment related section of the Segregated Funds Consolidated Statement of Changes in Net Assets.

(2)	This amount is included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheet.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.

(4)	Amounts relate to those unrealized gains (losses) included in investment income for the year.

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3. The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond, thus eliminating the need to extrapolate market data beyond observable points.

Note 9    ^    Consumer Notes

SignatureNotes are instruments issued in the form of publicly traded fixed and/or floating rate securities. SignatureNotes are denominated in U.S. dollars, have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of one per cent of the aggregate securities outstanding or an individual redemption limit of US$0.2 of aggregate principal. As at December 31, 2010, interest rates ranged from 0.83% to 6.25% (2009 – 0.72% to 6.25%) and maturities are until 2036. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency. Fair values are determined by projecting cash flows and discounting at current corporate rates, defined as U.S. Treasury rates plus company own corporate spread. The fair value attributable to credit risk represents the present value of the spread.

The carrying amount at December 31, 2010 of financial liabilities designated at fair value was $978 (2009 – $1,291), which is $42 higher (2009 – $57) than the contractual amount due at maturity. For the year ended December 31, 2010, the fair value of consumer notes decreased by $13 (2009 – increased by $106). This decrease was comprised of $11 due to the widening of spreads between the risk free and Manulife Financial debt rates and $2 due to a rise in risk free rates in the second half of the year. In 2009, the increase was comprised of a decrease of $111 due to a rise in risk free rates, which was more than offset by an increase of $217 due to the

134	2010 Annual Report

narrowing of spreads between the risk free and Manulife Financial debt rates. The change in fair value is included in interest expense. At December 31, 2010, the accumulated change in fair value due to changes in rates that differ from risk free rates was $70 (2009 – $63). Total amounts included in interest expense relating to the consumer notes was $36 (2009 – $164).

Note 10    ^    Long-Term Debt

As at December 31,	2010	2009
3.40% Senior notes (US$600)	$593	$–
4.90% Senior notes (US$500)	493	–
4.079% Medium term notes	896	–
4.896% Medium term notes	997	996
7.768% Medium term notes	597	598
5.161% Medium term notes	549	548
5.505% Medium term notes	399	398
4.67% Medium term notes	350	349
Other notes payable	569	419
Total long-term debt	$5,443	$3,308
Fair value	$5,683	$3,588

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of US$4 (2009 – US$7), which arose as a result of the acquisition of John Hancock. The amortization of the fair value adjustment is recorded in interest expense in these consolidated financial statements.

The cash amount of interest paid during the year ended December 31, 2010 was $191 (2009 – $200). Issue costs are amortized over the term of the debt.

a)	3.40% Senior notes

On September 17, 2010, MFC issued US$600 in 3.40% senior notes which mature on September 17, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt calculated as the sum of the present values of the remaining scheduled payments of principal and interest to be redeemed discounted from their respective scheduled payment dates at the U.S. Government treasury bond yield plus 30 basis points, in each case together with accrued and unpaid interest.

These US$ senior notes have been designated as a hedge of the Company’s net investment in its U.S. operations to reduce the earnings volatility that would otherwise arise from the translation of the U.S. denominated debt into Canadian dollars.

b)	4.90% Senior notes

On September 17, 2010, MFC issued US$500 in 4.90% senior notes which mature on September 17, 2020 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt calculated as the sum of the present values of the remaining scheduled payments of principal and interest to be redeemed discounted from their respective scheduled payment dates at the U.S. Government treasury bond yield plus 35 basis points, in each case together with accrued and unpaid interest.

These US$ senior notes have been designated as a hedge of the Company’s net investment in its U.S. operations to reduce the earnings volatility that would otherwise arise from the translation of the U.S. denominated debt into Canadian dollars.

c)	4.079% Medium term notes

On August 20, 2010, MFC issued $900 in 4.079% medium term notes which mature August 20, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 46 basis points, in each case together with accrued and unpaid interest.

d)	4.896% Medium term notes

On June 2, 2009, MFC issued $1,000 in 4.896% medium term notes which mature June 2, 2014 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 57.5 basis points, in each case together with accrued and unpaid interest.

e)	7.768% Medium term notes

On April 8, 2009, MFC issued $600 in 7.768% medium term notes which mature April 8, 2019 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 125 basis points, in each case together with accrued and unpaid interest.

2010 Annual Report	135

f)	5.161% Medium term notes

On June 26, 2008, MFC issued $550 in 5.161% medium term notes which mature June 26, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 36 basis points, in each case together with accrued and unpaid interest.

g)	5.505% Medium term notes

Also on June 26, 2008, MFC issued $400 in 5.505% medium term notes which mature on June 26, 2018 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 39 basis points, in each case together with accrued and unpaid interest.

h)	4.67% Medium term notes

On March 28, 2006, MFC issued $350 in 4.67% medium term notes which mature March 28, 2013 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 11 basis points, in each case together with accrued and unpaid interest.

i)	Other notes payable

Other notes payable are comprised of fixed rate notes and a floating rate note. Fixed interest rate notes bear interest at rates ranging from 6.1% to 12.1% and mature in varying amounts to 2015.

On November 30, 2010, MFC issued a $150 floating rate note to Manulife Finance (Delaware) L.P. (“MFLP”). The note bears interest at the 90-day Bankers’ Acceptance rate plus 2.33% and matures December 15, 2016. The note is redeemable in whole or in part by MFC at any time at par value together with accrued and unpaid interest. MFLP is a VIE; however, MFC is not considered the primary beneficiary and, as a result, the note is not eliminated on consolidation (see note 17(b)).

Aggregate maturities of long-term debt are as follows:

As at December 31,	2010	2009
Less than one year	$407	$6
One to two years	–	403
Two to three years	350	–
Three to four years	997	349
Four to five years	2,050	996
Greater than five years	1,639	1,554
Total	$5,443	$3,308

Note 11    ^    Income Taxes

Income (loss) before income taxes by jurisdiction is as follows:

For the years ended December 31,	2010	2009
Canada	$810	$(1,495)
U.S.	(2,961)	(2,461)
Other foreign countries	979	3,804
Loss before income taxes	$(1,172)	$(152)

Components of the income tax expense (recovery) are as follows:

For the years ended December 31,	2010	2009
Canadian income tax expense (recovery)
Current	$(460)	$(218)
Future	286	(439)
	$(174)	$(657)
U.S. income tax expense (recovery)
Current	$4	$(155)
Future	(845)	(888)
	$(841)	$(1,043)
Other foreign income tax expense
Current	$52	$76
Future	103	52
	$155	$128
Income tax recovery	$(860)	$(1,572)

136	2010 Annual Report

The effective income tax rate reported in the Consolidated Statements of Operations varies from Canadian tax rate of 30 per cent for the year ended December 31, 2010 (2009 – 32 per cent) for the following reasons:

Reconciliation of income tax expense (recovery) For the years ended December 31,	2010	2009
Income tax recovery at Canadian statutory tax rate	$(352)	$(49)
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(135)	(114)
Differences in tax rate on income not subject to tax in Canada	(634)	(1,419)
Income tax rate change	–	30
Creation (release) of valuation allowance	23	(15)
General business tax credit	(58)	(69)
Goodwill impairment	364	–
Other	(68)	64
Income tax recovery	$(860)	$(1,572)

The amount of income taxes paid in cash during the year ended December 31, 2010 was $107 (2009 – $63).

Income taxes are included in the consolidated financial statements as follows:

For the years ended December 31,	2010	2009
Consolidated Statements of Operations
Income tax recovery	$(860)	$(1,572)
Consolidated Statements of Changes in Equity
Tax expense on stock options exercised	–	1
Tax benefit of financing costs	–	(26)
Consolidated Statements of Comprehensive Loss
OCI on AFS and cash flow hedges	(203)	675
Currency translation account	52	249
Income taxes	$(1,011)	$(673)

Earnings of foreign subsidiaries would generally only be subject to Canadian taxation when distributed to Canada. Additional Canadian tax that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $431 (2009 – $537).

The net future income tax liability is $39 (2009 – $609), of which $1,393 (2009 – $1,883) is reported as a future tax liability. A future tax asset for the Canadian and U.S. jurisdictions of $1,354 (2009 – $1,274) is reported in miscellaneous assets.

The following table presents future income taxes in total, and the principal components:

As at December 31,	2010	2009
Future income tax asset
Loss carry forward	$1,955	$1,684
Actuarial liabilities	1,814	1,540
Tax credits	750	699
Accrued interest	380	322
	$4,899	$4,245
Valuation allowance	(105)	(82)
Future income tax asset	$4,794	$4,163
Future income tax liability
Real estate	$(466)	$(287)
Securities and other investments	(3,339)	(3,546)
Sale of invested assets	(365)	(420)
Intangible assets	(580)	(585)
Other	(83)	66
Future income tax liability	$(4,833)	$(4,772)
Net future income tax liability	$(39)	$(609)

As at December 31, 2010, the Company has approximately $5,865 (2009 – $4,495) of tax loss carry forwards available of which $5,862 expire between the years 2011 and 2030 while $3 have no expiry date. The Company also has capital loss carry forwards in the amount of nil (2009 – $452). A tax benefit, related to these tax loss carry forwards, in the amount of $1,850 (2009 – $1,602) has been recognized in future income taxes, and a benefit of $105 (2009 – $82) has not been recognized.

As at December 31, 2010, the Company has recognized approximately $519 (2009 – $488) of general business tax credit carry forwards available which expire between the years 2021 and 2030.

As at December 31, 2010, the Company has approximately $204 (2009 – $716) of current tax payable included in other liabilities.

2010 Annual Report	137

Unrecognized tax positions

Changes in the amount of unrecognized tax positions are as follows:

For the years ended December 31,	2010	2009
Balance as at January 1	$3,078	$3,022
Additions based on tax positions related to the current year	335	408
Additions for tax positions of prior years	227	389
Reductions for tax positions of prior years	(378)	(401)
Effect of foreign exchange rate changes	(110)	(340)
Balance as at December 31	$3,152	$3,078

Included in the balance of unrecognized tax positions as of December 31, 2010, are $1,091 (2009 – $1,179) of unrecognized benefits that, if recognized, would affect the Company’s effective tax rate.

Included in the balance of unrecognized tax positions as of December 31, 2010 are $2,061 (2009 – $1,899) of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to an earlier period.

The amount of change in unrecognized tax benefits over the next 12 months cannot be determined.

The Company recognizes interest accrued related to uncertain tax benefits in interest expense (part of other operating costs and expenses) and penalties in tax expense. During the year ended December 31, 2010, the Company recognized approximately $60 (2009 – $258) in interest expense. The Company has approximately $1,026 of accrued interest as at December 31, 2010 (2009 – $974). The Company has not recognized any material amounts of penalties during the years ended December 31, 2010 and 2009.

The Company files income tax returns for all its operations with the major jurisdictions being Canada and U.S. Canadian tax authorities have completed examinations of tax returns filed for all years prior to 2002 and there are no outstanding appeals for years prior to 1996. In the U.S., the Internal Revenue Services (“IRS”) has completed its examinations for the years prior to 2005. The Company has filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. Examinations of Canadian tax returns for the years 2002 to 2006 and U.S. income tax returns for the years 2005 to 2007 are currently ongoing. Returns for all subsequent years have not been examined.

See also note 18(b) tax related contingency.

Note 12    ^    Liabilities for Preferred Shares and Capital Instruments

As at December 31,	2010	2009
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Senior debenture issued to Manulife Financial Capital Trust II	1,000	1,000
Surplus notes – 7.375% U.S. dollar	471	497
Subordinated notes – 6.24% Canadian dollar	550	550
Subordinated notes payable to Manulife Finance (Delaware) LLC	1,047	1,190
Total	$4,412	$4,581
Fair value	$4,503	$4,739

The fair value of liability instruments is determined using quoted market prices where available. For liability instruments that do not have quoted prices, the fair value is determined with reference to the quoted prices of a liability instrument with similar characteristics or utilizing a model to discount cash flows based on current market interest rates.

The carrying value of the surplus notes reflects an unamortized fair value increment of US$41 (2009 – US$43), which arose as a result of the acquisition of John Hancock. The amortization of the fair value adjustment is recorded in interest expense.

The cash amount of interest, including dividends on the Class A, Series 1 preferred shares, paid during the year ended December 31, 2010 was $241 (2009 – $208). Issue costs are amortized over the term of the underlying instruments.

Preferred shares

On June 19, 2003, MFC issued 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC on or after June 19, 2010, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined

138	2010 Annual Report

by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

Senior debentures issued to Manulife Financial Capital Trust

On December 10, 2001, MLI issued senior debentures to Manulife Financial Capital Trust (the “Trust”). The debentures mature on December 31, 2051 and interest is payable semi-annually on June 30 and December 31. Prior to June 30, 2012, MLI may redeem the debentures at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 40 basis points in the case of the 7.0% debentures and 32 basis points in the case of the 6.7% debentures. On or after June 30, 2012, the debentures may be redeemed at par, in each case together with accrued and unpaid interest.

At the option of the Trust, the 7.0% debentures are convertible into 40 MLI Class A Shares Series 2 per one thousand dollars face value and the 6.7% debentures are convertible into 40 MLI Class A Shares Series 4 per one thousand dollars face value. Under certain circumstances, the 7.0% debentures will be automatically converted into 40 MLI Class A Shares Series 3 per one thousand dollars face value and the 6.7% debentures will be automatically converted into 40 MLI Class A Shares Series 5 per one thousand dollars face value. On or after June 30, 2051, the MLI Class A Shares Series 2 and Series 3 will be convertible at the option of the holder into MFC common shares. On or after December 31, 2012, the MLI Class A Shares Series 4 and Series 5 will be convertible at the option of the holder into MFC common shares. In each case, the number of MFC common shares is determined by the face amount of the MLI Class A Shares divided by the greater of $1.00 and 95% of the then market price of MFC common shares.

The Trust is a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated (see note 17(b)).

Senior debenture issued to Manulife Financial Capital Trust II

On July 10, 2009, MLI issued a $1,000 senior debenture to Manulife Financial Capital Trust II (“Trust II”). The debenture matures on December 31, 2108 and interest is payable semi-annually on June 30 and December 31. From July 10, 2009 to December 30, 2019, the rate of interest is 7.535% per annum. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5.2%.

On or after December 31, 2014, MLI may redeem the debenture, in whole or in part, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds to the next Interest Reset Date plus (a) 1.0325% if the redemption date is prior to December 31, 2019 or (b) 2.065% if the redemption date is after December 31, 2019, together with accrued and unpaid interest.

Trust II is a VIE; however, because the Company is not the primary beneficiary, Trust II is not consolidated (see note 17(b)).

U.S. dollar surplus notes

On February 25, 1994, John Hancock Mutual Life Insurance Company, now JHUSA, issued US$450 of 7.375% surplus notes maturing on February 15, 2024. Any payment of interest or principal on the surplus notes requires prior approval from the Commissioner of the Office of Financial and Insurance Regulation of the State of Michigan.

Canadian dollar subordinated debt

On February 16, 2001, MLI issued, in two tranches, $800 in unsecured subordinated debentures. Debentures with principal of $550 were outstanding at December 31, 2010 and due to mature on February 16, 2016, bearing interest at a fixed rate of 6.24% for 10 years and thereafter at the 90-day Bankers Acceptance rate plus 1% (adjusted quarterly). The debentures were redeemable in whole or in part by MLI, subject to regulatory approval, at any time prior to February 16, 2011, at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 21.25 basis points; thereafter at par; in each case together with accrued and unpaid interest.

On February 16, 2011, MLI redeemed the outstanding $550 principal amount of the 6.24% subordinated debentures at par plus accrued and unpaid interest.

Subordinated notes payable to Manulife Finance (Delaware) LLC

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHD”), now John Hancock Holdings Delaware LLC (“JHH”), a wholly owned subsidiary of MLI, issued a $650 subordinated note to Manulife Finance (Delaware) LLC (“MFLLC”) a subsidiary of MFLP. MFLP and its subsidiaries are related parties to the Company. The note matures on December 15, 2036 and bears interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72%. With regulatory approval, JHH may redeem the note, in whole or in part, at any time for the amount of principal and unpaid interest.

On December 14, 2006, MHD (now JHH) issued a $550 senior note to MFLLC which matures on December 15, 2016. On September 30, 2008, the $550 senior note payable to MFLLC was converted to subordinated debt and its interest rate was increased to the 90-day Bankers Acceptance rate plus 0.552%.

On November 30, 2010, JHH redeemed $150 of its $550 subordinated note payable to MFLLC.

MFLP is a VIE; however, MFC is not considered the primary beneficiary and, as a result, the subordinated debentures issued by MFLP and the subordinated notes receivable by MFLLC are not consolidated (see note 17(b)).

2010 Annual Report	139

Maturity profile of capital instruments

There are no scheduled maturities for any of the outstanding capital instruments within the next five years. However, $550 of subordinated debentures were redeemed on February 16, 2011.

Note 13    ^    Share Capital

The authorized capital of MFC consists of:

a)	an unlimited number of common shares without nominal or par value; and

b)	an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

Preferred shares

On June 3, 2009, MFC issued 14 million Class 1 Shares Series 1 (“Class 1 Series 1 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Class 1 Series 1 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 5.6% until September 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 3.23%. On September 19, 2014 and on September 19 every five years thereafter, the Class 1 Series 1 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 2 (“Class 1 Series 2 Preferred Shares”). The Class 1 Series 2 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 3.23%. Subject to regulatory approval, MFC may redeem the Class 1 Series 1 Preferred Shares, in whole or in part, at par on September 19, 2014 and on September 19 every five years thereafter.

On March 4, 2009, MFC issued 18 million Class A Shares, Series 4 (“Series 4 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $450. The Series 4 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 6.6% until June 19, 2014, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 4.56%. On June 19, 2014 and on June 19 every five years thereafter, the Series 4 Preferred Shares will be convertible at the option of the holder into Class A Shares, Series 5 (“Series 5 Preferred Shares”). The Series 5 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 4.56%. Subject to regulatory approval, MFC may redeem the Series 4 Preferred Shares, in whole or in part, at par on June 19, 2014 and on June 19 every five years thereafter.

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50%. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

On February 18, 2005, MFC issued 14 million Class A Shares, Series 2 (“Series 2 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $350. The Series 2 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.65%. With regulatory approval, the Series 2 Preferred Shares may be redeemed by MFC on or after March 19, 2010, in whole or in part, for cash, at declining premiums that range from $1.00 to nil per share.

Common shares

On November 30, 2009, MFC issued 132 million common shares at $19.00 per share. Net cash proceeds, after deducting commissions and fees of the issue, were $2,413. Net proceeds including tax benefits were $2,435.

On December 11, 2008, MFC issued 117 million common shares at $19.40 per share. Net cash proceeds, after deducting commissions and fees of the issue, were $2,190. Net proceeds including tax benefits were $2,208.

On May 7, 2009, MFC announced amendments to its dividend re-investment and share purchase plans. These plans provide registered common shareholders with a means to automatically reinvest the cash dividends paid on their common shares in the purchase of additional common shares. These plans are open to registered shareholders residing in Canada or the United States. MFC has the flexibility to fund the plans through open market purchases and treasury issuances.

For the years ended December 31,		2010		2009
	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,758	$18,937	1,610	$16,157
Issued on exercise of stock options and deferred share units and acquisition of a subsidiary	1	3	8	166
Issued under dividend re-investment and share purchase plans	19	314	8	179
Issued by public offering, net	–	–	132	2,435
Balance, December 31	1,778	$19,254	1,758	$18,937

140	2010 Annual Report

Note 14    ^    Capital Management

Manulife Financial manages its capital on a total company basis as well as at each regulated entity level. Manulife Financial seeks to manage its capital with the objectives of:

■	Operating with sufficient capital to be able to honour all policyholder and other obligations with a high degree of confidence;

■

Securing stability and flexibility through maintaining best access to capital markets, achievement of target credit ratings and by maintaining the confidence of regulators, policyholders, rating agencies, investors and other creditors; and

■	Seeking to optimize return on capital to meet shareholders’ expectations, subject to capital adequacy considerations established to meet the first two objectives.

In its assessments of capital adequacy, the Company typically adopts regulatory capital definitions and measures applicable to any given entity and jurisdiction in which an entity operates. These are supplemented by an internal capital measurement framework that reflects the Company’s view of risk.

The Board of Directors reviews and approves the Company’s capital management policies. Each quarter, the Audit Committee reviews the Company’s capital position. In addition, the Appointed Actuary discusses with the Board key sensitivities of the Company’s capital ratios as assessed in the context of annual capital planning and Dynamic Capital Adequacy Testing (“DCAT”) analysis. Operational oversight of capital management is provided by the Finance Committee, consisting of senior finance, risk management and investment executives and chaired by the Chief Actuary. The committee oversees capital policies and reviews issues and initiatives that affect the capital position of MFC’s subsidiaries and the Company as a whole.

As part of its annual DCAT, the Company assesses the strength of its capital position under severe shock scenarios. The scenarios are determined each year to ensure their ongoing relevance to the Company’s business and risk profile. The 2010 results of this testing indicated that, given the actions taken in 2010, the Company’s capital levels provided for sufficient assets to discharge liabilities and guarantee obligations, in the various adverse scenarios tested. These scenarios included tests of risks related to equity markets, credit, interest rates and inflation, amongst others.

The measure of available capital in the table below serves as the foundation of the Company’s capital management activities at the consolidated level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines issued by OSFI. The Company remains well within regulatory constraints on the composition of capital between equity and other instruments.

Consolidated capital

As at December 31,	2010	2009
Total equity(1)	$26,873	$28,907
Less AOCI (loss) on cash flow hedges	(99)	(48)
Total equity less AOCI (loss) on cash flow hedges	$26,972	$28,955
Liabilities for preferred shares and qualifying capital instruments(2)	4,011	4,037
Non-controlling interest in subsidiaries	254	202
Total capital	$31,237	$33,194

(1)

Total equity includes unrealized gains and losses on AFS bonds and AFS equities, net of taxes. Starting in 2009, the current period net unrealized gain or loss on AFS bonds is not part of OSFI regulatory capital. As at December 31, 2010, the gain on AFS bonds, net of taxes, was $200 (2009 – $572).

(2)	Qualifying capital instruments consist of qualifying debentures, net of unamortized issuance costs. See note 12.

In 2010, the Company’s capital decreased by $1,957 compared to the prior year. The decrease was primarily due to $312 of net losses, $691 of shareholder dividends paid in cash, $361 decrease in unrealized gains on AFS securities, and $646 due to the negative impact of the strengthened Canadian dollar. Throughout the year, MFC issued 19 million common shares for a total consideration of $314 under its dividend re-investment and share purchase plans.

MFC issued senior debt of Canadian $900 and US$1,100 in 2010. While such funding may be deployed in subsidiaries as capital, at the MFC consolidated level senior indebtedness is typically not considered capital, consistent with the current OSFI guidelines.

Note 15    ^    Stock-Based Compensation

Under MFC’s Executive Stock Option Plan (“ESOP”), stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the higher of the prior day or prior five day average closing market price of common shares on the Toronto Stock Exchange on the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vested over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 1.8 million as at December 31, 2010 (2009 – 2.4 million).

2010 Annual Report	141

In addition, for certain new employees and pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive cash payment equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2010, the Company granted 17,000 DSUs (2009 – nil) to certain new hires which vest over a maximum period of five years. In 2010, 35,000 DSUs (2009 – 56,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. These DSUs vested immediately. Also, in 2010, 20,000 DSUs (2009 – nil) were granted to certain employees to defer payment of all or part of their Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”). These DSUs also vested immediately.

The fair values of the 0.2 million DSUs issued in the year were $17.15 per unit, as at December 31, 2010.

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to 5 per cent of their annual base earnings toward the purchase of common shares. MFC matches a percentage of the employee’s eligible contributions up to a maximum amount. MFC’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account or, at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

	2010	2009
For the years ended December 31,	Number of DSUs (in thousands)
Outstanding, January 1	4,943	4,914
Issued	157	139
Reinvested	157	208
Redeemed	(2,159)	(317)
Forfeited or expired	–	(1)
Outstanding, December 31	3,098	4,943

Of the DSUs outstanding as at December 31, 2010, 1,813,000 (2009 – 2,355,000) entitle the holder to receive common shares, 859,000 (2009 – 2,198,000) entitle the holder to receive payment in cash and 426,000 (2009 – 390,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

MFC previously granted stock options to directors under the Director Equity Incentive Plan (“DEIP”). No stock options were granted under this plan in 2010, as a result of a decision made by the Board of Directors in 2004 to permanently discontinue stock option grants to directors. The number of options outstanding under the DEIP was 70,000 as at December 31, 2010 (2009 – 70,000).

For the year ended December 31, 2010, 3.0 million RSUs (2009 – 3.8 million), nil Special RSUs (2009 – 0.6 million) and 0.7 million Performance Share Units (“PSUs”) (2009 – 1.5 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. The fair values of the RSUs and PSUs granted in the year were $17.15 per unit, as at December 31, 2010. Each RSU/PSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions. RSUs granted in February 2010 vest 25 per cent on the first anniversary and 75 per cent on the date that is 34 months from the grant date, and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs was $45 for the year ended December 31, 2010 (2009 – $31).

PSUs granted in February 2010 vest 25 per cent on the first anniversary and 75 per cent on the date that is 34 months from the grant date, subject to performance conditions that are equally weighted over the three performance periods. The related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to PSUs was $9 for the year ended December 31, 2010 (2009 – $20).

		2010		2009
Options outstanding For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	35	$24.72	27	$27.29
Granted	6	$19.40	9	$16.33
Exercised	–	–	(1)	$18.32
Expired	(4)	$17.81	–	$–
Forfeited	(1)	$21.54	–	$–
Outstanding, December 31	36	$24.68	35	$24.72
Exercisable, December 31	22	$26.97	22	$25.46

142	2010 Annual Report

	Options outstanding			Options exercisable
As at December 31, 2010	Number of options	Weighted average exercise price	Weighted average contractual remaining life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life
14.79 - 19.52	15	$17.39	7.76	3	$16.82	4.97
19.53 - 25.45	9	$21.96	1.74	9	$21.95	1.32
25.46 - 40.38	12	$35.74	4.65	10	$35.20	4.31
Total	36	$24.68	5.15	22	$26.97	3.22

The weighted average fair value of each option granted in 2010 has been estimated at $4.99 (2009 – $3.45) using the Black-Scholes option-pricing model. The pricing model uses the following weighted average assumptions for these options: risk-free interest rate of 3.0% (2009 – 2.0%), dividend yield of 2.75% (2009 – 4.4%), expected volatility of 30% (2009 – 35%) and expected life of 6.7 (2009 – 6.25) years. Expected volatility is estimated by considering the historical volatility of the share price over a period equivalent to the expected life of the options prior to its date of grant, which reflects the assumption that historical volatility is indicative of future trends.

The stock-based compensation expense recognized during the year is shown in the following table:

For the years ended December 31,	2010	2009
Expense arising from equity-settled stock-based payment transactions	$25	$24
Expense arising from cash-settled stock-based payment transactions	59	55
Total stock-based compensation expense	$84	$79

The carrying amount of the liability relating to the cash-settled awards at December 31, 2010 is $96 and is included within Other Liabilities.

Dilutive effect of stock-based compensation awards

For the years ended December 31,	2010	2009
Diluted earnings (loss) per common share	$(0.27)	$0.82
Net income (loss) available to common shareholders	$(470)	$1,338
Weighted average number of common shares (in millions)	1,765	1,626
Stock-based awards (1) (in millions)	–	5
Weighted average number of diluted common shares (2)(in millions)	1,765	1,631

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period. For the year ended December 31, 2010, the diluted calculation utilizes the basic weighted average number of common shares because the loss for the year results in all stock-based awards being anti-dilutive. Excluded from the calculation were an average of 41 million (2009 – 22 million) anti-dilutive stock-based awards.

(2)	Convertible preferred share liabilities have not been included in the calculation since MFC has the right to redeem them for cash prior to the conversion date.

Note 16    ^    Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and post-employment benefit plans for its eligible employees and agents. These plans include broad-based pension plans for employees that are funded, supplemental pension plans for executives that are primarily unfunded, and other post-employment benefit plans that are also primarily unfunded.

The Company’s funding policy for all applicable plans is to make at least the minimum annual contributions required by regulations of the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes differ from those used for accounting purposes. For 2011, the expected required funding for the Company’s largest Canadian and U.S. pension plans is expected to be in the range of $10 to $50.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. Actuarial valuations to determine employer required annual contributions for Canadian based pension plans are generally required at least once every three years. The most recent actuarial valuation of the main Canadian staff pension plan was performed as at September 1, 2008. The date of the next required actuarial valuation of the Canadian staff pension plan for funding purposes is September 1, 2011. Pension plans based in the United States require annual valuations, with the most recent valuation performed as at January 1, 2010.

2010 Annual Report	143

Pension and post-employment benefit plans

	Pension benefits		Post-employment benefits
For the years ended December 31,	2010	2009	2010	2009
Changes in plan assets:
Fair value of plan assets, January 1	$2,755	$2,749	$321	$300
Expected return on plan assets	212	250	27	30
Employer contributions	99	104	58	70
Plan participants’ contributions	1	1	5	6
Benefits paid	(251)	(277)	(62)	(76)
Actuarial gains	158	247	14	40
Effect of changes in exchange rates	(105)	(319)	(18)	(49)
Fair value of plan assets, December 31(1)	$2,869	$2,755	$345	$321

(1)

The fair value of plan assets does not include the rabbi trust assets that support non-qualified U.S. retirement plan obligations for certain executives and retired executives in respect of service prior to May 1, 2008. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. At December 31, 2010, assets in the rabbi trust with respect to these pension benefit obligations were $343 (2009 – $368) compared to the related pension benefit obligations of $356 (2009 – $362).

	Pension benefits		Post-employment benefits
For the years ended December 31,	2010	2009	2010	2009
Changes in accrued benefit obligation:
Balance, January 1	$3,637	$3,804	$801	$904
Service cost	63	63	10	10
Interest cost	194	217	42	51
Plan participants’ contributions	1	1	5	6
Curtailments	–	–	(31)	–
Actuarial losses	228	258	50	9
Benefits paid	(251)	(277)	(62)	(76)
Effect of changes in exchange rates	(129)	(429)	(30)	(103)
Balance, December 31	$3,743	$3,637	$785	$801

	Pension benefits		Post-employment benefits
As at December 31,	2010	2009	2010	2009
Excess of benefit obligations over fair value of plan assets, end of year	$(874)	$(882)	$(440)	$(480)
Unrecognized net actuarial (gain) loss	979	975	35	(1)
Unrecognized prior service cost	(26)	(31)	–	–
Net asset (liability)	$79	$62	$(405)	$(481)

Amounts recognized in the consolidated balance sheets

	Pension benefits		Post-employment benefits
As at December 31,	2010	2009	2010	2009
Accrued benefit asset	$694	$661	$–	$–
Accrued benefit liability	(615)	(599)	(405)	(481)
Net asset (liability)	$79	$62	$(405)	$(481)

As at December 31, 2010, the Company’s broad-based funded pension plans consisted of assets of $2,855 (2009 – $2,741) and pension benefit obligations of $2,974 (2009 – $2,911), which results in a pension benefit deficit of $119 (2009 – $170).

The Company’s executive supplemental pension plans are primarily unfunded and, as at December 31, 2010, consisted of assets of $14 (2009 – $14) and pension benefit obligations of $769 (2009 – $726), which results in a pension benefit deficit of $755 (2009 – $712). Of this deficit, $540 (2009 – $540) has been charged to earnings to date. Further, the rabbi trust assets that support a portion of these executive pension obligations amounted to $343 as at December 31, 2010 (2009 – $368). These assets form part of the general fund assets of the Company but are held by an external trustee. Other assets that support these obligations also form part of the general fund assets of the Company and are not separately segregated.

The Company’s post-employment benefit obligation consisted of $500 (2009 – $540) for funded plans and $285 (2009 – $261) for unfunded plans.

144	2010 Annual Report

Assets and obligations of the various pension plans by category, including rabbi trust assets, were as follows:

	Pension benefits
As at December 31,	2010	2009
Broad-based funded pension plans
Fair value of plan assets	$2,855	$2,741
Benefit obligation	2,974	2,911
Shortfall of fair value of plan assets over obligations	$(119)	$(170)
Executive supplemental pension plans
Fair value of plan assets	$14	$14
Benefit obligation	769	726
Shortfall of fair value of plan assets over obligations	$(755)	$(712)
Other
Rabbi trust assets	$343	$368
Total
Fair value of assets	$3,212	$3,123
Benefit obligation	3,743	3,637
Shortfall of fair value of assets over obligations	$(531)	$(514)
The assets that support the portion of the post-employment benefit plans that are not funded form part of the general fund assets of the Company.

The weighted average asset allocation for the Company’s funded pension plans was as follows:

	Actual allocation
As at December 31,	2010	2009
Equity securities(1)	47%	51%
Debt securities	45%	41%
Real estate	3%	3%
Other	5%	5%
Total	100%	100%

(1)	Pension benefit plans include investments in MFC common shares of $0.3 (2009 – $0.8).

Components of the net benefit expense for the pension plans and other post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2010	2009	2010	2009
Defined benefit current service cost	$63	$63	$10	$10
Defined contribution current service cost	67	68	–	–
Interest cost	194	217	42	51
Actual return on plan assets	(370)	(497)	(41)	(70)
Actuarial losses	228	258	50	9
Plan curtailments	–	–	(31)	–
Pension costs incurred before adjustments	$182	$109	$30	$–
Difference between costs arising in the year and costs recognized:
Return on plan assets(1)	158	247	14	40
Actuarial losses(2)	(205)	(248)	(51)	(15)
Plan amendments(3)	(1)	(1)	–	(3)
Net benefit expense	$134	$107	$(7)	$22

(1)	Expected return on plan assets of $239 (2009 – $280) less deferral of actual (positive) negative return on plan assets of $(411) (2009 – $(567)).

(2)	Actuarial loss amortized of $22 (2009 – $4) less actual actuarial loss incurred of $(278) (2009 – $(267)).

(3)	Amortization of plan amendment gains recognized of $1 (2009 – $4).

2010 Annual Report	145

Key weighted average assumptions

The weighted average assumptions used by the Company to determine the accrued benefit obligation and net benefit expense for all defined benefit pension and post-employment benefit plans were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2010	2009	2010	2009
To determine the accrued benefit obligation at end of year:
Discount rate	4.9%	5.5%	5.1%	5.8%
Rate of compensation increase	3.9%	4.1%	3.4%	3.3%
Initial health care cost trend rate(1)	n/a	n/a	8.0%	8.0%
To determine the net benefit expense for the year:
Discount rate	5.5%	6.1%	5.8%	6.2%
Expected return on plan assets(2)	7.0%	7.4%	7.8%	8.0%
Rate of compensation increase	4.1%	4.0%	3.3%	3.3%
Initial health care cost trend rate(1)	n/a	n/a	8.0%	8.2%

(1)

The health care cost trend rate used to measure the U.S. based post-employment obligation was 8.5% grading to 5.0% for 2028 and years thereafter (2009 – 8.5% grading to 5.0% for 2028) and to measure the expense was 8.5% grading to 5.0% for 2028 and years thereafter (2009 – 8.5% grading to 5.0% for 2016). In Canada, the rate used to measure the post-employment benefit obligation was 6.8% grading to 4.8% for 2026 and years thereafter (2009 – 6.5% grading to 4.8% for 2020) and to measure the expense was 6.5% grading to 4.8% for 2020 and years thereafter (2009 – 6.1% grading to 4.9% for 2013).

(2)

The expected return on pension plan assets for U.S. based plans was 7.8% (2009 – 8.0%). Plans based in Canada had an expected return on plan assets of 5.5% (2009 – 6.2%). Other pension plans had an expected return of 4.5% (2009 – 4.6%).

The overall expected long-term rate of return is 7.1% on the combined assets for all the funded defined benefit pension and post-employment benefit plans. The expected long-term rate of return is based on the historical returns and the future return expectations in each country for each asset class and on the target asset allocation of the portfolio for each such plan.

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the values of the obligations in the defined benefit pension and post-employment benefit plans are as follows:

As at December 31, 2010	Canada	U.S.
Longevity at age 65 for current pensioners
Males	20	20
Females	22	22
Longevity at age 65 for current members aged 45
Males	21	21
Females	23	23

Sensitivity of key assumptions

Assumptions adopted can have a significant effect on the obligations and expenses reported for defined benefit pension and post-employment benefit plans. The sensitivities of the obligations and expenses to changes in the key assumptions are set out in the following table.

As at and for the year ended December 31, 2010	Pension benefits		Post-employment benefits
	Obligation	Expense	Obligation	Expense
Discount rate:
Impact of a 1% increase	$(333)	$(21)	$(74)	$(1)
Impact of a 1% decrease	$412	$25	$89	$3
Expected return on plan assets:
Impact of a 1% increase	n/a	$(28)	n/a	$(4)
Impact of a 1% decrease	n/a	$28	n/a	$4
Rate of compensation increase:
Impact of a 0.25% increase	$4	$1	$–	$–
Impact of a 0.25% decrease	$(5)	$(1)	$–	$–
Health care cost trend rate:
Impact of a 1% increase	n/a	n/a	$45	$6
Impact of a 1% decrease	n/a	n/a	$(38)	$(5)

The calculation of the benefit obligation is sensitive to the mortality assumptions. As the actuarial estimates of mortality continue to be refined, the effect of an increase of one year in the lives shown above would increase the benefit obligation by $129.

146	2010 Annual Report

Cash flows – contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded defined benefit pension and post-employment benefit plans, cash payments directly to beneficiaries for unfunded pension and post-employment benefit plans, and cash contributed to defined contribution pension plans, were as follows:

	Pension benefits		Post-employment benefits
For the years ended December 31,	2010	2009	2010	2009
Defined benefit	$99	$104	$58	$70
Defined contribution	67	68	–	–
Total	$166	$172	$58	$70

Cash flows – estimated benefit payments

The future benefit payments under the defined benefit pension plans and post-employment benefit plans are estimated to be as follows:

For the years ended December 31,	Pension benefits	Post-employment benefits
2011	$277	$57
2012	272	58
2013	272	59
2014	274	59
2015	274	60
2016 - 2020	1,328	310

Investment policy and strategy

The Company’s overall investment strategy for funded defined benefit pension and post-employment benefit plans varies by country and also by plan, depending on several factors including legislative requirements, types of benefit provided, plan demographics and plan funded status. The investment policies and strategies of the plans have been developed primarily to diversify the plan assets and to manage risks. Overall, investments are allocated primarily between the major asset classes of fixed income and equity, with a relatively smaller proportion of investments in alternative asset classes. Currently, the overall target asset allocation is set at approximately the following: for Canada, fixed income 66% and public equity 34%; for the U.S., fixed income 37%, public equity 52% and other types of investments 11%.

Fair value measurements

Fair value measurements of defined benefit pension and other post-employment benefit plan assets are categorized according to a three-level hierarchy, as described in note 8.

The fair values of these plan assets by asset category are as follows:

As at December 31, 2010	Total fair value	Level 1(1)	Level 2(1)	Level 3(1)
Defined benefit pension plans
Cash and cash equivalents	$49	$49	$–	$–
Equities(2)	1,360	772	588	–
Fixed income(2)	1,260	547	642	71
Other investments(3)	200	2	–	198
Total defined benefit pension plan assets	$2,869	$1,370	$1,230	$269
Post-employment benefit plans
Cash and cash equivalents	$24	$24	$–	$–
Equities(2)	172	50	122	–
Fixed income(2)	144	23	119	2
Other investments(3)	5	–	–	5
Total post-employment benefit plan assets	$345	$97	$241	$7

2010 Annual Report	147

As at December 31, 2009	Total fair value	Level 1(1)	Level 2(1)	Level 3(1)
Defined benefit pension plans
Cash and cash equivalents	$39	$39	$–	$–
Equities(2)	1,395	755	640	–
Fixed income(2)	1,090	731	276	83
Other investments(3)	231	3	–	228
Total defined benefit pension plan assets	$2,755	$1,528	$916	$311
Post-employment benefit plans
Cash and cash equivalents	$24	$24	$–	$–
Equities(2)	160	27	133	–
Fixed income(2)	132	27	103	2
Other investments(3)	5	–	–	5
Total post-employment benefit plan assets	$321	$78	$236	$7

(1)	See note 8 for a description of the categorization of assets under the three-level fair value hierarchy.

(2)

Includes investments in mutual funds, common/collective trusts, separate accounts and separate accounts of group annuity contracts that share exposure to equities or fixed income securities respectively.

(3)	Includes investments in private equity, timber and agriculture and other assets.

The changes in Level 3 defined benefit pension and other post-employment benefit plan assets measured at fair value on a recurring basis are summarized as follows:

	Private equity	Timber and agriculture and other
Balance as at January 1, 2010	$138	$180
Actual return on plan assets
Relating to assets still held at the reporting date	11	(2)
Relating to assets sold during the year	12	7
Purchases, sales and settlements	(36)	(20)
Effect of changes in foreign exchange rates	(6)	(8)
Balance as at December 31, 2010	$119	$157

	Private equity	Timber and agriculture and other
Balance as at January 1, 2009	$188	$191
Actual return on plan assets
Relating to assets still held at the reporting date	(22)	28
Relating to assets sold during the year	5	2
Purchases, sales and settlements	(7)	(13)
Effect of changes in foreign exchange rates	(26)	(28)
Balance as at December 31, 2009	$138	$180

Note 17    ^    Variable Interest Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are considered VIEs. The Company also has relationships with VIEs used to arrange certain of the Company’s financings.

The variable interest holder, if any, that will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual returns, or both, is deemed to be the primary beneficiary and must consolidate the VIE. An entity that holds a significant variable interest in a VIE, but is not the primary beneficiary, must disclose certain information regarding its involvement with the VIE.

The Company determines whether it is the primary beneficiary of a VIE by evaluating the contractual rights and obligations associated with each party involved with the entity, calculating estimates of the entity’s expected losses and expected residual returns, and allocating the estimated amounts to each party. In addition, the Company considers qualitative factors, such as the extent of the Company’s involvement in creating or managing the VIE.

If it is not determined to be the primary beneficiary, the Company does not consolidate the VIE. The Company assesses the materiality of its relationship with the VIE to determine if it holds a significant variable interest, which requires disclosure. This assessment considers the materiality of the VIE relationship to the Company as, among other factors, a percentage of total investments, percentage of total net investment income, and percentage of total funds under management. For purposes of assessing materiality and disclosing significant variable interests, the Company aggregates similar entities.

148	2010 Annual Report

a) Investment entities that are variable interest entities

Variable interest entities that are consolidated with the Company’s segregated funds

The Company’s segregated funds are considered the primary beneficiary of certain timberland VIEs. The consolidation of these VIEs in the segregated funds as at December 31, 2010 resulted in an increase in segregated fund assets of $1,563 (2009 – $1,648), an increase in segregated fund liabilities of $868 (2009 – $911) and an increase in net assets held by other contract holders of $695 (2009 – $737).

The liabilities recognized as a result of consolidating the timberland VIEs do not represent additional claims on the general fund assets of the Company; rather, they represent claims against the assets recognized as a result of consolidating the VIEs. Conversely, the assets recognized as a result of consolidating the timberland VIEs do not represent additional assets which the Company can use to satisfy claims against its general fund liabilities; rather, they can only be used to settle the liabilities recognized as a result of consolidating the VIEs.

Variable interest entities that are consolidated in the Company’s general fund

As described below, the Company consolidates a portion of MFLP into its general fund which results in no quantitative changes to the Company’s assets, liabilities or equity.

Variable interest entities that are not consolidated

Except as noted above, the Company has determined that it is not the primary beneficiary of any VIE in which it invests or manages.

The following is a discussion of the VIEs with which the Company has significant relationships.

Collateralized debt obligation funds

The Company acts as an investment manager to certain asset-backed investment vehicles, commonly known as collateralized debt obligation funds (“CDOs”). The Company has determined that most of the CDOs it manages are VIEs. The Company also invests in the debt and/or equity of these CDOs, and in the debt and/or equity of CDOs managed by others. Any net losses in excess of the CDO equity are borne by the debt owners. Owners of securities issued by CDOs that are managed by the Company have no recourse to the Company’s assets in the event of default by the CDO. The Company’s risk of loss from any CDO that it manages, or in which it invests, is limited to its investment in the CDO.

The maximum exposure to losses from CDOs managed by the Company is $23 (2009 – $29). This consists of $7 (2009 – $14) in tranches rated below BBB and $16 (2009 – $15) in equity tranches.

Company-managed CDOs As at December 31,	2010	2009
Total assets	$1,361	$1,498
Total debt	$5,005	$5,598
Total other liabilities	6	7
Total liabilities	$5,011	$5,605
Total equity(1)	(3,650)	(4,107)
Total liabilities and equity(2)	$1,361	$1,498

(1)

Changes in asset values reflect fair value adjustments to securities held in CDO funds managed by the Company’s subsidiaries, as well as purchases, sales and maturities. Changes in liabilities reflect issuance and extinguishment of debt financing by the CDO funds. Since the funds’ assets are carried at fair value and their debt is carried at par, previous declines in the assets’ fair values generated negative equity in the funds.

(2)	Includes the Company’s investment in the debt and equity of Company-managed VIE and non-VIE CDOs.

Low-income housing partnerships

The Company has investments that qualify for low-income housing tax credits (“LIH Partnerships”) in the U.S. and has determined that most of the LIH Partnerships are VIEs. These investments are primarily made through real estate limited partnerships. The Company is usually the sole limited partner or an investor member and is not the general partner or managing member in any of the LIH Partnerships.

The Company’s maximum exposure to losses from its investments in LIH Partnerships is $453 (2009 – $546). This consists of $378 (2009 – $423) of equity investments, $61 (2009 – $66) of mortgages, and $14 (2009 – $57) of outstanding equity capital commitments.

LIH Partnerships(1) As at December 31,	2010	2009
Total assets	$1,317	$1,242
Total debt	$802	$715
Total other liabilities	144	131
Total liabilities	$946	$846
Total equity	371	396
Total liabilities and equity(2)	$1,317	$1,242

(1)	Certain data in the table above is reported with a six to twelve month lag due to the delayed availability of financial statements of the LIH Partnerships.

(2)	Includes the Company’s investment in the debt and equity of the LIH Partnerships.

2010 Annual Report	149

Timberland investments

The Company acts as an investment manager of timberland properties with total assets of $9 billion, of which $7 billion relates to funds that the general fund and institutional segregated funds invest in (the “Timber Funds”). In its capacity as investment manager to the Timber Funds, the Company earns investment advisory fees, and in the majority of cases earns forestry management fees and is eligible for performance advisory fees. The Company has determined that most of the Timber Funds are VIEs.

The maximum exposure of the Company’s general fund to losses from the Timber Funds is $634 (2009 – $538). This consists of $190 (2009 – $161) of equity investments, $408 (2009 – $373) of debt investments, and $36 (2009 – $4) of outstanding equity commitments to these funds.

Timber Funds As at December 31,	2010	2009
Total assets	$6,611	$6,480
Total debt	$3,209	$3,058
Total other liabilities	75	160
Total liabilities	$3,284	$3,218
Total equity	3,327	3,262
Total liabilities and equity(1)	$6,611	$6,480

(1)	Includes the Company’s investment in the debt and equity of the Timber Funds.

Other entities

The Company has investment relationships with a wide variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity. This category includes energy investment partnerships, investment funds organized as limited partnerships, and businesses that have undergone debt restructurings and reorganizations. Many of these entities are VIEs. The Company believes that its relationships with these Other Entities are not significant and, accordingly, does not provide any summary financial data for them. The Company’s maximum exposure to losses as a result of its involvement with Other Entities is generally limited to amounts invested, which are included on the Company’s Consolidated Balance Sheets in the appropriate investment categories.

b)	Financing entities that are variable interest entities

To the extent that non-consolidated VIEs are used to access capital markets, the Company’s borrowings from the VIEs are included on the Company’s Consolidated Balance Sheets in the appropriate liability categories.

Manulife Financial Capital Trust

Manulife Financial Capital Trust (the “Trust”), an open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, the Trust is not consolidated. Manulife Financial Capital Securities (“MaCS”) issued by the Trust are, at the option of their holders, exchangeable into newly issued Class A Shares Series 2 or Class A Shares Series 4 of MLI. Under certain circumstances and without the consent of the holders, the MaCS will be automatically exchanged into MLI Class A Shares Series 3 or MLI Class A Shares Series 5. The MaCS form part of the Company’s Tier 1 regulatory capital.

Manulife Financial Capital Trust II

Manulife Financial Capital Trust II (“Trust II”), an open-end trust, is deemed to be a VIE; however, because the Company is not the primary beneficiary, Trust II is not consolidated. Under certain circumstances and without the consent of the holders, Manulife Financial Capital Trust II Notes – Series 1 (“MaCS II – Series 1”) or interest thereon issued by Trust II may be automatically exchanged or paid by the issuance of non-cumulative Class 1 preferred shares of MLI. The MaCS II – Series 1 form part of the Company’s Tier 1 regulatory capital.

Manulife Finance (Delaware), L.P.

On December 14, 2006, MFLP, a wholly owned partnership, issued $550 of senior debentures which mature December 15, 2026 and $650 of subordinated debentures which mature December 15, 2041. The senior debentures bear interest at the rate of 4.448% per annum, payable semi-annually until December 15, 2016 and thereafter at the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures bear interest at the rate of 5.059% per annum, payable semi-annually until December 15, 2036 and thereafter at the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFLP may redeem the senior debentures, upon certain tax changes or at any time prior to December 15, 2016, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. MFLP may redeem the senior debentures on December 15, 2016 and on any interest payment date thereafter for the amount of principal and unpaid interest. With regulatory approval, MFLP may redeem the subordinated debentures, upon certain tax changes or at any time prior to December 15, 2036, for the amount of principal, unpaid interest plus a premium calculated with reference to the Government of Canada yield. With regulatory approval, MFLP may redeem the subordinated debentures on December 15, 2036 and on any interest payment date thereafter for the amount of principal and unpaid interest. Proceeds of the debentures were lent by MFLP to the Company in the form of subordinated notes payable to MFLLC (see note 12).

150	2010 Annual Report

On November 30, 2010, the Company repaid $150 of the $550 subordinated note payable to MFLP and borrowed $150 from MFLP in the form of a floating rate loan maturing December 15, 2016. The remaining proceeds from the subordinated notes payable to MFLP form part of the Company’s Tier 2B regulatory capital.

In order to manage exposure to the interest rate difference between the debentures issued and the subordinated notes receivable from MHD (now JHH, see note 12), MFLP has entered into interest rate swaps.

In accordance with VIE accounting guidelines, MFLP is divided into silos and a host entity. The debt silos are comprised of debt instruments issued by MFLP and the corresponding amounts lent by MFLP to the Company and the interest rate swaps described above. The amounts the Company has invested in MFLP’s equity, plus accumulated interest thereon, comprise the host entity and another silo. The Company is not the primary beneficiary of and, therefore, does not consolidate the debt silos. The Company owns 100% of the host entity and the accumulated interest silo and consolidates both. The impact of this application of the silo aspects of the VIE accounting guidelines resulted in the Company recognizing its debt payable to MFLP, instead of recognizing MFLP’s senior and subordinated debentures payable to the investing public. There is no numerical impact to the Company’s assets, liabilities or equity as a result of this accounting.

Note 18    ^    Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies that oversee the Company’s operations in the various jurisdictions in which it operates regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws and laws governing the activities of broker-dealers.

The Company announced on June 19, 2009 that it had received an enforcement notice from staff of the Ontario Securities Commission (“OSC”) relating to its disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business. The notice indicated that it was the preliminary conclusion of OSC staff that the Company failed to meet its continuous disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company had the opportunity to respond to the notice before the OSC staff made a decision whether to commence proceedings. The Company responded to the notice and is cooperating with OSC staff in responding to further inquiries. The process is ongoing.

The Company may become subject to regulatory or other action by regulatory authorities in other jurisdictions based on similar allegations.

Proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on similar allegations. The Company may become subject to other similar lawsuits by investors.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

b)	Tax related contingency

The Company is an investor in a number of leasing transactions and has established provisions for possible disallowance of the tax treatment and for interest on past due taxes. During the year ended December 31, 2010, the Company recorded additional charges of $99 after tax related to these provisions. The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate. Should the tax attributes of the Company’s lease transactions be fully denied, the maximum after-tax exposure including interest is estimated to be an additional US$220 as at December 31, 2010.

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes and deferred tax represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. The Company may be required to change its provision for income taxes or deferred tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining valuation allowances on deferred tax asset significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the consolidated financial statements in the year these changes occur.

c)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the consolidated financial statements. There were $3,154 (2009 – $2,833) of outstanding investment commitments as at December 31, 2010, of which $713 (2009 – $207) mature in 30 days, $1,597 (2009 – $1,343) mature in 31 to 365 days and $844 (2009 – $1,283) mature after one year.

2010 Annual Report	151

d)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. As at December 31, 2010, letters of credit for which third parties are beneficiary, in the amount of $414 (2009 – $504), were outstanding.

e)	Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned partnership. The Company does not consolidate these debentures; however, the Company does have obligations in the same total principal amounts to MFLP and a subsidiary of MFLP. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and, thereafter, will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures has the effect of making the $550 senior debentures into a senior obligation of the Company. MFC’s guarantee of the $650 subordinated debentures is a subordinated obligation of the Company.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a full and unconditional guarantee of MLI’s $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI. MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain condensed consolidating financial information for MFC and MFLP:

As at and for the year ended December 31, 2010	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$151	$53	$36,844	$1,479	$(894)	$37,633
Net income (loss) attributed to shareholders	(391)	(3)	(147)	(583)	733	(391)
Invested assets	39	4	196,508	2,897	–	199,448
Total other assets	32,776	1,445	17,101	6,442	(39,540)	18,224
Policy liabilities	–	–	143,610	8,334	–	151,944
Total other liabilities	6,100	1,293	38,455	538	(7,531)	38,855

As at and for the year ended December 31, 2009
Total revenue	$59	$60	$39,302	$2,000	$(1,314)	$40,107
Net income (loss) attributed to shareholders	1,402	2	2,726	(1,153)	(1,575)	1,402
Invested assets	3	7	185,391	2,150	(81)	187,470
Total other assets	32,700	1,384	17,975	5,101	(38,785)	18,375
Policy liabilities	–	–	134,826	6,861	–	141,687
Total other liabilities	3,796	1,232	36,772	121	(6,670)	35,251

Guarantees regarding Manulife Finance Holdings Limited (“MFHL”)

MFC has guaranteed the payment of amounts on the $220 6.822% senior notes due May 31, 2011 and the $175 6.646% senior notes due November 30, 2011 assumed by MFHL, a wholly owned subsidiary.

Details of guarantees regarding certain securities issued or to be issued by JHUSA, John Hancock Life Insurance Company of New York and MFHL are outlined in note 22(k).

f)	Pledged assets

In the normal course of business, certain of MFC’s subsidiaries pledge their assets in respect of liabilities incurred, strictly for the purpose of providing collateral for the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral in order to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if the net exposure moves to an asset position due to market value changes.

152	2010 Annual Report

The amounts pledged were as follows:

	2010		2009
As at December 31,	Bonds	Other	Bonds	Other
In respect of:
Derivatives	$1,818	$10	$1,194	$12
Regulatory requirements	170	51	167	34
Real estate	–	70	–	85
Repurchase agreements	486	–	–	–
Non-registered retirement plans in trust	–	423	–	453
Other	2	–	1	1
Total	$2,476	$554	$1,362	$585

The Company is required to deposit securities with government agencies in U.S. states where it conducts business. As of December 31, 2010, the fair value of securities on deposit was approximately $34 (2009 – $52). These amounts are included under regulatory requirements in the table above.

g)	Lease obligations

The Company has a number of operating lease obligations, primarily for the use of office space. The future minimum lease payments by year and in aggregate, under non-cancelable operating leases, are presented below:

2011	$110
2012	95
2013	79
2014	57
2015	36
Thereafter	438
Total minimum lease payments	$815

h)	Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the ICA. These restrictions apply to both the Company and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the Company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the Company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent.

The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. See also note 14.

Regulated subsidiaries of MFC must also maintain minimum levels of capital. Such amounts of capital are based on the local capital regime and the statutory accounting basis in each jurisdiction. The most significant of these are the Minimum Continuing Capital and Surplus Requirements for MFC’s Canadian insurance subsidiaries and the Risk Based Capital requirements for MFC’s U.S. insurance subsidiaries. The Company maintains capital in excess of the minimum required in all jurisdictions.

There are additional restrictions on shareholder dividend distributions in foreign jurisdictions. In the U.S., MFC’s principal U.S. insurance subsidiary JHUSA is domiciled in the state of Michigan. Michigan regulatory approval is required if a shareholder dividend distribution from a Michigan insurance subsidiary would exceed that subsidiary’s earned regulatory surplus. Regulatory approval is also required if the distribution (together with other distributions during the previous 12 months) exceeds the greater of the subsidiary’s statutory net operating income for the previous year and 10 per cent of its surplus determined at the end of the previous year. The determination must be made in accordance with statutory accounting principles. In addition, Michigan law requires that notification be given to the local insurance commissioner no later than five days following declaration, and at least 10 days prior to payment, of any dividend or distribution.

2010 Annual Report	153

i)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

Note 19    ^    Segmented Information

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Asia, Canadian and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. The significant product and service offerings of each segment are:

Protection (U.S. Insurance, Asia and Canadian Divisions). Offers a variety of individual life insurance and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing.

Wealth Management (U.S. Wealth, Asia and Canadian Divisions). Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans. Annuity contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. The Canadian Wealth Management business also includes Manulife Bank, which offers a variety of deposit and credit products to Canadian customers. These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants and banks.

Reinsurance. Provides life and property and casualty retrocession coverage and international employee benefits management services. Manulife Financial writes reinsurance business in the Americas, Europe, Asia and Australia. The Division has offices in Canada, the United States, Germany, Belgium, Barbados, Singapore and Japan.

Corporate and Other Segment. Comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the John Hancock Accident and Health operation and other non operating items.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments using a risk-based methodology. The income statement impact of changes in actuarial assumptions and model refinements (note 6(f)) and the income statement impact of the goodwill impairment charge (note 4) are reported in the Corporate and Other segment.

The Company allocates gains and losses, that arise when investment and market related experience differs from the assumptions used in the valuation of policy liabilities, in accordance with the way the Company manages the assets and related risk positions. These gains and losses are accumulated into two pools – insurance and wealth management and then allocated pro-rata to the reporting segments based on their respective policy liabilities. Market related gains and losses on product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as gains and losses on full pass-through products, such as par insurance, are not included in the pools.

154	2010 Annual Report

By segment For the year ended December 31, 2010	Asia Division	Canadian Division	U.S. Insurance	U.S. Wealth Management	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$4,214	$2,615	$5,979	$–	$972	$–	$13,780
Annuities and pensions	641	1,240	–	2,690	–	–	4,571
Total premium income	$4,855	$3,855	$5,979	$2,690	$972	$–	$18,351
Investment income	1,758	3,992	3,955	2,357	145	815	13,022
Other revenue	842	1,762	612	2,789	26	229	6,260
Total revenue	$7,455	$9,609	$10,546	$7,836	$1,143	$1,044	$37,633
Interest expense	$59	$248	$44	$50	$2	$674	$1,077
Goodwill impairment	$–	$–	$–	$–	$–	$1,039	$1,039
Income (loss) before income taxes	$778	$766	$(41)	$1,051	$218	$(3,944)	$(1,172)
Income tax recovery (expense)	(91)	199	25	(276)	(35)	1,038	860
Net income (loss)	$687	$965	$(16)	$775	$183	$(2,906)	$(312)
Less net income attributed to participating policyholders	64	15	–	–	–	–	79
Net income (loss) attributed to shareholders	$623	$950	$(16)	$775	$183	$(2,906)	$(391)
Segregated funds deposits	$3,232	$5,030	$1,287	$14,995	$–	$–	$24,544
Goodwill
Balance, January 1	$537	$2,166	$2,427	$1,843	$70	$79	$7,122
Impairment	–	–	(1,039)	–	–	–	(1,039)
Acquisition of subsidiaries	–	(2)	–	–	–	2	–
Effect of exchange rate changes	35	–	(76)	(92)	(3)	(6)	(142)
Balance, December 31	$572	$2,164	$1,312	$1,751	$67	$75	$5,941

As at December 31, 2010 Policy liabilities	$22,000	$42,346	$57,896	$28,411	$1,538	$(247)	$151,944
Total assets	$30,418	$69,227	$64,434	$35,954	$2,639	$15,000	$217,672
Segregated funds net assets held by policyholders	$24,026	$40,773	$12,196	$120,021	$–	$1,956	$198,972

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2010	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$4,221	$2,655	$6,393	$511	$13,780
Annuities and pensions	641	1,240	2,690	–	4,571
Total premium income	$4,862	$3,895	$9,083	$511	$18,351
Investment income	1,791	4,614	6,488	129	13,022
Other revenue	755	1,389	4,026	90	6,260
Total revenue	$7,408	$9,898	$19,597	$730	$37,633

2010 Annual Report	155

By segment For the year ended December 31, 2009	Asia Division	Canadian Division	U.S. Insurance	U.S. Wealth Management	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance(1)	$3,853	$3,383	$6,640	$–	$1,123	$–	$14,999
Annuities and pensions	172	1,909	–	5,866	–	–	7,947
Total premium income	$4,025	$5,292	$6,640	$5,866	$1,123	$–	$22,946
Investment income (loss)	1,978	4,244	2,821	2,731	204	(675)	11,303
Other revenue	830	1,448	649	2,580	24	327	5,858
Total revenue	$6,833	$10,984	$10,110	$11,177	$1,351	$(348)	$40,107
Interest expense	$60	$276	$36	$179	$1	$749	$1,301
Income (loss) before income taxes	$1,265	$103	$(2,245)	$3,176	$330	$(2,781)	$(152)
Income tax recovery (expense)	464	670	804	(990)	(69)	693	1,572
Net income (loss)	$1,729	$773	$(1,441)	$2,186	$261	$(2,088)	$1,420
Less net income (loss) attributed to participating policyholders	(10)	28	–	–	–	–	18
Net income (loss) attributed to shareholders	$1,739	$745	$(1,441)	$2,186	$261	$(2,088)	$1,402
Segregated funds deposits	$3,813	$5,728	$2,269	$17,265	$–	$9	$29,084
Goodwill
Balance, January 1	$639	$2,118	$2,866	$2,156	$82	$68	$7,929
Acquisition of subsidiaries	–	48	–	–	–	–	48
Effect of exchange rate changes	(102)	–	(439)	(313)	(12)	11	(855)
Balance, December 31	$537	$2,166	$2,427	$1,843	$70	$79	$7,122
As at December 31, 2009 Policy liabilities	$17,877	$38,876	$54,004	$29,384	$1,693	$(147)	$141,687
Total assets	$25,628	$63,568	$59,004	$38,503	$2,974	$16,168	$205,845
Segregated funds net assets held by policyholders	$27,218	$36,258	$11,431	$113,440	$–	$2,318	$190,665

(1)

At the end of the first quarter of 2009, Canadian Group Benefits entered into an external reinsurance agreement which resulted in a substantial reduction in net premium revenue reported in the consolidated statement of operations. The Company retains certain benefits and certain risks on this business.

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2009	Asia	Canada	United States	Other	Total
Revenue
Premium income
Life and health insurance	$3,860	$3,431	$7,139	$569	$14,999
Annuities and pensions	172	1,909	5,866	–	7,947
Total premium income	$4,032	$5,340	$13,005	$569	$22,946
Investment income	1,848	3,985	5,339	131	11,303
Other revenue	844	1,527	3,464	23	5,858
Total revenue	$6,724	$10,852	$21,808	$723	$40,107

Note 20    ^    Related Parties

a)	Balances with related parties

A number of the entities as disclosed in note 21 transacted with the Company during the reporting period in transactions made in the normal course of business. All related party transactions have taken place at terms that would exist in arm’s length transactions.

b)	Compensation of key management personnel

Key management personnel of the Company are those that have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key personnel. Accordingly, the summary of compensation of key management personnel is as follows:

For the year ended December 31, 2010
Short-term employee benefits	$17
Post-employment benefits	2
Share-based payments	22
Termination benefits	2
Other long-term benefits	1
$44

156	2010 Annual Report

Note 21    ^    Significant Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2010	Ownership Percentage	Address	Description
The Manufacturers Life Insurance Company	100	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	100	Calgary, Canada	Holding company
John Hancock Holdings (Delaware) LLC	100	Wilmington, Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	100	Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	100	Michigan, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC	100	Wilmington, Delaware, U.S.A.	Holding company
Declaration Management & Research LLC	100	McLean, Virginia, U.S.A.	Provides institutional investment advisory services
John Hancock Financial Network, Inc.	100	Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group, LLC	100	Boston, Massachusetts, U.S.A.	Holding company
John Hancock Advisers, LLC	100	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Funds, LLC	100	Boston, Massachusetts, U.S.A.	U.S. broker-dealer
Hancock Natural Resource Group, Inc.	100	Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments
John Hancock Life Insurance Company of New York	100	New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Investment Management Services, LLC	100	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Life & Health Insurance Company	100	Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC	100	Delaware, U.S.A.	U.S. broker-dealer
John Hancock Insurance Agency, Inc.	100	Delaware, U.S.A.	U.S. insurance agency
Manulife Reinsurance Limited	100	Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Reinsurance (Bermuda) Limited	100	Hamilton, Bermuda	Provides life and financial reinsurance
Manulife Holdings (Bermuda) Limited	100	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited	100	St. Michael, Barbados	Provides property and casualty and financial reinsurance
Manufacturers Life Reinsurance Limited	100	St. Michael, Barbados	Provides life and financial reinsurance
Manulife International Holdings Limited	100	Hamilton, Bermuda	Holding company
Manulife (International) Limited	100	Hong Kong, China	Life insurance company serving Hong Kong and Taiwan
Manulife-Sinochem Life Insurance Co. Ltd.	51	Shanghai, China	Chinese life insurance company
Manulife Asset Management International Holdings Limited	100	St. Michael, Barbados	Holding company
Manulife Asset Management (Hong Kong) Limited	100	Hong Kong, China	Hong Kong investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	100	Taipei, Taiwan	Asset management company
Manulife Bank of Canada	100	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Canada Ltd.	100	Waterloo, Canada	Canadian life insurance and accident and sickness insurance company

2010 Annual Report	157

As at December 31, 2010	Ownership Percentage	Address	Description
FNA Financial Inc.	100	Toronto, Canada	Holding company
Manulife Asset Management Limited	100	Toronto, Canada	Investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	100	Toronto, Canada	Canadian property and casualty insurance company
NAL Resources Management Limited	100	Calgary, Canada	Management company for oil and gas properties
Manulife Securities Investment Services Inc.	100	Burlington, Canada	Mutual fund dealer for Canadian operations
MLI Resources Inc.	100	Calgary, Canada	Holding company for oil and gas assets and Japanese and Malaysian operations
Manulife Holdings Berhad	58.7	Kuala Lumpur, Malaysia	Investment holding company
Manulife Insurance Berhad	58.7	Kuala Lumpur, Malaysia	Malaysian life insurance company
Manulife Asset Management (Malaysia) Sdn Bhd	58.7	Kuala Lumpur, Malaysia	Asset management company
Manulife Life Insurance Company	100	Tokyo, Japan	Japanese life insurance company
Manulife Asset Management (Japan) Limited (formerly “MFC Global Investment Management (Japan) Limited”)	100	Tokyo, Japan	Japanese investment management and advisory company
PT Asuransi Jiwa Manulife Indonesia	100	Jakarta, Indonesia	Indonesian life insurance company
PT Manulife Aset Manajemen Indonesia	100	Jakarta, Indonesia	Indonesian investment management and advisory company marketing mutual funds
The Manufacturers Life Insurance Co. (Phils.), Inc.	100	Manila, Philippines	Filipino life insurance company
Manulife (Singapore) Pte. Ltd.	100	Singapore	Singaporean life insurance company
Manulife (Vietnam) Limited	100	Ho Chi Minh City, Vietnam	Vietnamese life insurance company
Manulife Asset Management (Vietnam) Company Ltd.	100	Ho Chi Minh City, Vietnam	Vietnamese fund management company
Manulife Insurance (Thailand) Public Company Limited	94.7	Bangkok, Thailand	Thai life insurance company
Manulife Asset Management (Thailand) Company Limited	94.7	Bangkok, Thailand	Investment management
Manulife Asset Management (Europe) Holdings Limited (formerly “MFC Global Fund Management (Europe) Limited”)	100	London, England	Holding company
Manulife Asset Management (Europe) Limited	100	London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	100	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	100	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC	100	Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	100	Burlington, Canada	Investment dealer
Manulife Asset Management (North America) Limited	100	Toronto, Canada	Investment advisor
Manulife Asset Management (Singapore) Pte. Ltd.	100	Singapore	Asset management company
John Hancock Reassurance Company Ltd.	100	Hamilton, Bermuda	Provides reinsurance to affiliated MFC companies

158	2010 Annual Report

Note 22    ^    Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified and described below.

a)	Condensed Consolidated Balance Sheets

As at December 31,		2010		2009
	Note 22 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Assets
Cash and short-term securities		$11,881	$11,791	$18,849	$18,780
Securities
Bonds and other fixed maturity investments	f (i), g (iv)	131,264	101,560	113,543	85,107
Stocks	f (ii), g (iv), g (vii)	20,966	10,475	19,108	9,688
Loans
Mortgages	f (xiv), g (iv)	32,557	31,816	30,866	30,699
Private placements and other fixed maturity investments	f (iii)	1,939	22,343	2,126	22,912
Policy loans		6,486	6,486	6,609	6,609
Bank loans		2,353	2,355	2,457	2,457
Real estate	f (iv)	4,306	6,358	3,912	5,897
Other investments	f (v), f (xi), g (iv)	6,353	6,264	5,317	5,321
Total invested assets		$218,105	$199,448	$202,787	$187,470
Other assets
Accrued investment income	g (iv)	$1,628	$1,621	$1,546	$1,540
Outstanding premiums		671	671	812	812
Deferred acquisition costs	f (vii)	19,545	–	18,926	–
Reinsurance deposits and amounts recoverable	f (x), g (vi)	4,914	–	4,986	–
Goodwill and intangible assets		5,802	7,857	8,177	9,127
Derivatives	f (xi), g (iv)	3,896	3,909	2,684	2,680
Value of business acquired	f (viii)	2,630	–	3,062	–
Miscellaneous	g (iv)	3,914	4,166	4,248	4,216
Total other assets		$43,000	$18,224	$44,441	$18,375
Segregated funds net assets(1)	g (iv)	$180,641	$–	$174,449	$–
Total assets		$441,746	$217,672	$421,677	$205,845
Segregated funds net assets(1)	g (iv)		$200,057		$191,741
Liabilities and equity
Policy liabilities	f (vi), f (x), g (i), g (iv)	$181,576	$151,944	$174,525	$141,687
Deferred realized net gains	f (iv)	–	128	–	108
Bank deposits		16,792	16,300	14,736	14,735
Consumer notes	f (xii)	961	978	1,261	1,291
Long-term debt		5,462	5,443	3,319	3,308
Future income tax liability(2)	g (iv)	2,770	1,393	2,140	1,883
Derivatives	f (xi)	3,460	3,404	2,691	2,656
Other liabilities	f (vi), f (ix), g (iv)	13,268	6,543	12,471	6,487
		$224,289	$186,133	$211,143	$172,155
Liabilities for preferred shares and capital instruments		4,426	4,412	4,587	4,581
Segregated funds net liabilities(1)	g (iv)	180,641	–	174,449	–
Noncontrolling interest in subsidiaries(3)	g (x)	476	254	414	202
Participating policyholders’ equity(4)		–	159	–	80
Shareholders’ equity
Common shares and preferred shares	f (xv)	20,744	20,676	20,359	20,359
Retained earnings and contributed surplus	f (xv)	15,736	11,680	15,082	13,052
Accumulated other comprehensive income (loss)
on available-for-sale securities and others	f (xiii)	2,056	251	1,080	612
on cash flow hedges		403	(99)	552	(48)
on translation of self-sustaining foreign operations		(7,025)	(5,794)	(5,989)	(5,148)
Total shareholders’ equity		$31,914	$26,714	$31,084	$28,827
Total liabilities and equity		$441,746	$217,672	$421,677	$205,845
Segregated funds net liabilities(1)	g (iv)		$200,057		$191,741

(1)	U.S. GAAP terminology is separate accounts.

(2)	U.S. GAAP terminology is deferred income taxes.

(3)	Noncontrolling interest is a component of equity under U.S. GAAP but included in liabilities under Canadian GAAP.

(4)	Under U.S. GAAP there is no definition of participating policyholders’ equity.

2010 Annual Report	159

b)	Condensed Consolidated Statements of Operations

For the years ended December 31,		2010		2009
	Note 22 Reference	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Revenue
Premium income	g (i)	$12,218	$18,351	$12,954	$22,946
Net investment income (investment income)		11,062	13,022	9,001	11,303
Fee income and other revenue		8,137	6,260	7,864	5,858
Total revenue		$31,417	$37,633	$29,819	$40,107
Policy benefits and expenses
Policyholder benefits	g (i), g (ii)	$18,687	$27,928	$17,750	$30,081
Commissions, investment and general expenses	g (ix)	5,236	8,459	4,884	8,609
Amortization of deferred acquisition costs and value of business acquired		1,771	–	2,408	–
Goodwill impairment		2,239	1,039
Other	g (x)	1,368	1,379	1,476	1,569
Total policy benefits and expenses		$29,301	$38,805	$26,518	$40,259
Income (loss) before income taxes and change in accounting policy		$2,116	$(1,172)	$3,301	$(152)
Income taxes		(404)	860	(158)	1,572
Net income (loss)		$1,712	$(312)	$3,143	$1,420
Adjust for noncontrolling interest included in net income under Canadian GAAP	g (x)	$–	$40	$–	$(16)
Net income (loss) attributed to shareholders, policyholders and noncontrolling interest	g (x)	$1,712	$(272)	$3,143	$1,404
Attributed to:
Noncontrolling interest		$60	$40	$11	$(16)
Manulife Financial Corporation		1,652	(312)	3,132	1,420
		$1,712	$(272)	$3,143	$1,404
Weighted average number of common shares outstanding (in millions)		1,765	1,765	1,626	1,626
Weighted average number of diluted common shares outstanding (in millions)		1,768	1,765	1,631	1,631
Basic earnings (loss) per common share		$0.89	$(0.27)	$1.89	$0.82
Diluted earnings (loss) per common share		$0.89	$(0.27)	$1.88	$0.82
Dividends per common share		$0.52	$0.52	$0.78	$0.78

c)	Reconciliation of Canadian GAAP to U.S. GAAP net income

For the years ended December 31,	Note 22 Reference	2010	2009
Net income (loss) determined in accordance with Canadian GAAP		$(312)	$1,420
Net investment income
Bonds excluding other than temporary impairments(1)	f (i)	(1,749)	(3,535)
Interest rate related other than temporary impairments	f (i)	–	(635)
Stocks(2)	f (ii)	(169)	(1,590)
Cash flow hedges(3)	f (xi)	(223)	1,775
Real estate	f (iv)	(103)	(194)
Other	f (v)	(42)	(311)
		$(2,286)	$(4,490)
Deferred acquisition costs, differences(4)	f (vii)	1,214	1,174
Value of business acquired, differences	f (viii)	(162)	(241)
Consumer notes fair value adjustment	f (xii)	(13)	110
Policy liabilities	f (vi), f (ix)	5,701	6,826
Commissions, investment and general expenses		–	(12)
Goodwill impairment		(1,200)	–
Income taxes on above items(5)		(1,270)	(1,628)
Noncontrolling interest included in net income under Canadian GAAP	g (x)	40	(16)
Net income determined in accordance with U.S. GAAP		$1,712	$3,143

(1)

Bonds classified in 2010 as AFS for U.S. GAAP and fair value option (“FVO”) for Canadian GAAP include net realized gains on U.S. GAAP of $795 and net unrealized and realized gains on Canadian GAAP of $2,543.

(2)	Stocks classified in 2010 as AFS for U.S. GAAP and FVO for Canadian GAAP include net realized gains on U.S. GAAP of $777 and net unrealized and realized gains on Canadian GAAP of $945.

(3)	Cash flow hedge accounting on certain forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

160	2010 Annual Report

(4)	Deferred acquisition costs consist of $2,823 (2009 – $3,341) of expenditures that have been capitalized and $1,609 of amortization (2009 – $2,167).

(5)	U.S. GAAP terminology is deferred income taxes.

d)	Other comprehensive income reconciliation

For the years ended December 31,	2010	2009
Comprehensive loss in accordance with Canadian GAAP	$(1,370)	$(548)
Difference in Canadian GAAP to U.S. GAAP net income (loss)	$2,024	$1,723
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on AFS financial securities, net of income tax expense of $887 (2009 – $1,774)	1,948	3,823
Adjustments to net unrealized gains (losses):
Actuarial liabilities, net of income tax benefit of $98 (2009 – $117)	(440)	(457)
Deferred acquisition costs, net of income tax benefit of $46 (2009 – $240)	(113)	(526)
Deferred revenue, net of income tax benefit of $9 (2009 – income tax expense of $13)	(17)	24
Value of business acquired, net of income tax benefit of $53 (2009 – $139)	(100)	(262)
Changes in gains on derivative investments designated as cash flow hedges, net of income tax benefit of $73 (2009 – $822)	(98)	(1,281)
Additional pension obligation, net of income tax expense of $44 (2009 – $10)	59	(3)
Changes in unrealized currency translation gains (losses) of self-sustaining operations, net of income tax expense of $6 (2009 – income tax benefit of $13)(1)	(390)	(54)
Total difference in other comprehensive income (loss), excluding amounts attributed to noncontrolling interest under U.S. GAAP	$849	$1,264
Other comprehensive loss attributed to noncontrolling interest under U.S. GAAP	$(8)	$(18)
Comprehensive income in accordance with U.S. GAAP	$1,495	$2,421

(1)

U.S. GAAP included a gain of $79 (2009 – $562), net of tax, arising from hedges of foreign currency exposure of a net investment in a foreign operation, whereas Canadian GAAP included a gain of $115 (2009 – $562).

e)	Derivative instruments and hedging activities

The Company has designated certain invested assets differently for Canadian GAAP than U.S. GAAP. Given that the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities under Canadian GAAP, in order to mitigate recognition inconsistency, assets supporting actuarial liabilities have been designated as held for trading using the fair value option available under Canadian GAAP. Accordingly, the Company does not apply hedge accounting for assets supporting actuarial liabilities under Canadian GAAP. Interest rate and cross currency swaps are used in the portfolios supporting actuarial liabilities to manage duration and currency risks and have not been designated as hedging instruments under Canadian GAAP. Under U.S. GAAP, most assets supporting actuarial liabilities have been designated as AFS and in certain cases may have been designated as hedged items. These differences create reconciling items between Canadian GAAP and U.S. GAAP.

Under U.S. GAAP the Company has entered into hedge accounting relationships as follows: for fair value hedges, the Company is hedging changes in the fair value of assets, liabilities or firm commitments with changes in fair values of the derivative instruments. Any ineffective portion of the hedge relationship is recorded in income. For cash flow hedges, the Company is hedging the variability of cash flows related to variable rate assets, liabilities or forecasted transactions. The effective portion of changes in fair values of derivative instruments under a cash flow hedge is recorded in OCI and reclassified into income in the same period or periods during which the hedged transaction affects earnings. The Company estimates that deferred net losses of $11, included in AOCI as at December 31, 2010 (2009 – losses of $13), will be reclassified into earnings within the next 12 months. Cash flow hedges include hedges of certain forecasted transactions up to a maximum of 36 years. For a hedge of its net investment in a foreign operation, the Company is hedging the foreign currency exposure of a net investment in a foreign subsidiary with changes in fair values of derivative instruments recorded in the currency translation account.

2010 Annual Report	161

f)	Narrative description of material measurement and income recognition differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Bonds and other fixed maturity investments

Under Canadian GAAP, bonds are classified as trading or AFS and are carried at fair values based on prices quoted in active markets. Bonds for which market quotes are not available are categorized as private placements and are carried at amortized cost.

Impairment charges are recorded on AFS bonds for other than temporary declines in fair value due to changes in issuer credit. Reversals of impairment losses on AFS bonds are recognized when the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.

Bonds and other fixed maturity investments that are classified as trading or AFS are carried at fair value, using valuation methods including prices quoted in active markets, and in the absence of such market quotes, using valuation techniques.

Impairment charges are recorded for AFS bonds for other than temporary declines in fair value when the Company does not expect to recover the amortized cost of the security.

(ii) Stocks	Stocks are classified as AFS or trading, and are carried at fair value when based on prices quoted in active markets. When market quotes are not available, AFS stocks are carried at cost.	Stocks may be classified as AFS or trading securities only when prices quoted in active markets are available, otherwise they are categorized as other investments and carried at cost.
(iii) Private placements and other fixed maturity investments	Private placement and other fixed maturity investments include fixed income securities and private placement loans for which prices quoted in active markets are not available, as well as investments in leveraged leases. Private placement loans and leveraged leases are carried at cost less allowance for impairments, if any.

Private placements and other fixed maturity investments include investments in leveraged leases which are accounted for at amortized cost, less allowance for impairments, if any.

Investments in private placement loans are categorized as bonds and other fixed maturity investments under U.S. GAAP.

(iv) Real estate	Real estate is carried at a moving average market basis whereby the carrying values are adjusted towards market value at 3% per quarter. Specific properties are written down to market value if an impairment in the value of the entire real estate portfolio (determined net of deferred realized gains) is considered to be other than temporary. Realized gains and losses are deferred and brought into income at the rate of 3% of the unamortized deferred realized gains and losses each quarter.	Real estate is carried at cost less accumulated depreciation. Specific properties are written down to fair value, if the carrying amount of the real estate is deemed not recoverable, taking into account undiscounted expected cash flows, and the impairment is deemed to be other than temporary. Realized gains and losses are recognized in income immediately.
(v) Other investments	Other investments consist primarily of investments in Limited Partnerships (LPs) or Limited Liability Companies (LLCs) and are accounted for using the equity method of accounting when the Company has the ability to exercise significant influence (generally indicated by an ownership interest of 20% or more) but does not have a controlling financial interest. The Company uses the cost method for its investments in LPs and LLCs when it does not have the ability to exercise significant influence.	The Company accounts for its investments in LPs and LLCs using the equity method of accounting where its ownership interests are more than insignificant but do not amount to a controlling financial interest in the partnership.
(vi) Policy liabilities	Actuarial liabilities for all types of policies are calculated using CALM and represent the current amount of balance sheet assets which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends, tax (other than income taxes) and expenses on policies in-force. Actuarial liabilities are comprised of a best estimate reserve and a provision for adverse deviation. Best estimate reserve assumptions are made for the term of the liabilities and include assumptions with respect to mortality and morbidity trends, investment returns, rates of premium persistency, rates of policy termination, policyholder dividend payments, operating expenses and certain taxes. To recognize the uncertainty in the assumptions underlying the calculation of best estimate reserves, to allow for possible deterioration in experience and to provide greater comfort that actuarial liabilities are adequate to pay future benefits, the Appointed Actuary is required to add a margin to each assumption. These margins result in the calculation of a provision for adverse deviation, the impact of which is to increase actuarial liabilities and decrease the income that would otherwise be recognized at the time new policies are sold. Assumptions are updated regularly and the effects of any changes in assumptions, whether positive or negative, are recognized in income immediately. The margins for adverse deviations are recognized in income over the term of the liabilities as the risk of deviation from estimates declines.

The measurement and valuation of policy liabilities under U.S. GAAP is dependant on the product category as follows:

a) Non-participating insurance (including whole life and term insurance, disability insurance and certain reinsurance contracts)

Actuarial liabilities are calculated using a net level premium method and represent the present value of future benefits to be paid to, or on behalf of, policyholders plus related expenses, less the present value of future net premiums. The assumptions include expected investment yields, mortality, morbidity, terminations and maintenance expenses. A provision for adverse deviation is also included. The assumptions are based on best estimates of long-term experience at the time of policy issue (or acquisition in the case of a business combination). The assumptions are not changed for future valuations unless it is determined that future income is no longer adequate to recover the existing Deferred Acquisition Cost (“DAC”) or Value of Business Acquired (“VOBA”) asset, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable.

162	2010 Annual Report

	Canadian GAAP	U.S. GAAP
(vi) Policy liabilities (cont’d)

The future net investment income assumed in the calculation of actuarial liabilities is based on the projection of cash flows on the actual balance sheet assets supporting those liabilities, combined with an assumed re-investment strategy. Actuarial liabilities include allowances for credit losses associated with the assets supporting liabilities, as well as allowances for interest rate mismatch, liquidity, and other investment-related risks. The allowances for investment risks, other than fixed income credit risk, are established through scenario testing.

The term of the liability used in the valuation may be shorter than the ultimate contractual maturity.

Actuarial liabilities for guaranteed minimum death, withdrawal, annuitization and maturity benefits under segregated fund contracts are calculated using stochastic modeling techniques, with assumptions regarding the distribution of future segregated fund returns derived primarily from historical data.

b) Limited-payment contracts (including payout annuities), universal life-type contracts and investment contracts

The actuarial liability for limited-payment contracts is determined using an approach similar to that applied to non-participating insurance contracts (described above), except that the excess of gross premiums less net premiums is deferred and recognized over the lifetime of the policies. The actuarial liability for universal life-type contracts and investment contracts is equal to the policyholder account value or a similar amount. There is no provision for adverse deviation. If it is determined that expected future income for universal life-type contracts is no longer adequate to recover the existing DAC or VOBA, the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced even if the circumstances causing the strengthening are no longer applicable. For contracts of this type that are acquired in a business combination, the actuarial liabilities may include an adjustment based on the fair value of the liabilities at the date of acquisition.

Recognition of additional actuarial liabilities is required for insurance benefit features under universal life-type contracts and for annuitization benefits. The additional actuarial liability is based on the estimated proportion of contract assessments required to fund insurance benefits and annuitization benefits in excess of the policyholder account value. The estimate of the required proportion must consider a range of possible future scenarios and is updated regularly as experience emerges and to reflect changes in assumptions regarding future experience.

c) Participating insurance contracts

The actuarial liability for these contracts is computed using a net level premium method with mortality and interest assumptions consistent with the dividend fund or non-forfeiture assumptions. There is no provision for adverse deviation. The assumptions are not changed unless it is determined that expected future income is no longer adequate to recover the existing DAC or VOBA, in which case the DAC or VOBA asset is reduced or written off and, to the extent necessary, actuarial liabilities are increased. The actuarial reserve basis may not subsequently be reduced if the circumstances causing the strengthening are no longer applicable.

In addition, actuarial liabilities included in the above categories, are adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had been realized. This adjustment to actuarial liabilities directly impacts shareholder equity and is not reflected in net income, consistent with the treatment of the corresponding adjustments to the carrying value of the assets.

d) Segregated fund contracts

Actuarial liabilities for guaranteed minimum death and annuitization benefits under segregated fund contracts are valued under specific U.S. GAAP requirements, with fund return assumptions consistent with those used for Canadian GAAP.

Guaranteed minimum withdrawal and maturity benefits under segregated fund contracts are considered to be embedded derivatives and accounted for as stand-alone financial instruments where appropriate. Liabilities for these guaranteed benefits are measured at fair value using stochastic techniques, with assumptions regarding the distribution of future segregated fund returns derived from option pricing parameters observed in the market. These liabilities are excluded from actuarial liabilities and included in other liabilities on the Consolidated Balance Sheets.

(vii) Deferred acquisition costs	The cost of acquiring new insurance and annuity business, consisting primarily of commissions and underwriting and issue expenses, is implicitly recognized as a reduction in actuarial liabilities.	Acquisition costs which vary with, and are primarily related to, the production of new business are deferred and recorded as an asset. This DAC asset is amortized into income in proportion to different measures, depending on the policy type. DAC associated with non-participating insurance policies are amortized and charged to income in proportion to premium income recognized. For non-participating limited payment insurance policies, the DAC asset is amortized in proportion to the in-force face amount of the policies.

2010 Annual Report	163

	Canadian GAAP	U.S. GAAP
(vii) Deferred acquisition costs (cont’d)		DAC associated with universal life-type contracts, investment contracts and participating insurance contracts are amortized and charged to income in proportion to the estimated gross profit margins expected to be realized over the life of the contracts. The proportion of gross profits required to amortize the DAC is re-estimated periodically based on actual experience and updated assumptions regarding future experience, and total amortization to date is adjusted to reflect any change in this estimated proportion. In addition, DAC relating to these contracts should be adjusted to reflect the changes that would have been necessary if the unrealized gains and losses on AFS bonds and stocks had actually been realized. These amounts are recorded in OCI.
(viii) Value of business acquired	The value of in-force policies acquired in a business combination is implicitly recognized as a reduction in actuarial liabilities.

VOBA is determined at the acquisition date and recorded as an asset. The initial determination is based on a projection of future profits, net of the cost of required capital, which are discounted at a risk-adjusted yield. The VOBA asset is allocated among the various product lines, and is amortized and charged to income using the same methodologies used for DAC amortization but reflecting premiums or profit margins after the date of acquisition only.

Changes to VOBA that would have been necessary had unrealized gains and losses on AFS bonds and stocks actually been realized are recorded in OCI.

(ix) Deferred revenue	All premium income is recorded as revenue. The anticipated costs of future services are included within the actuarial liabilities.

For limited-payment contracts, universal life type contracts and investment contracts, fees assessed to policyholders relating to services that are to be provided in future years are recorded as deferred revenue. Deferred revenue is included in other liabilities and is amortized to fee income in the same pattern as the amortization of the DAC asset.

Changes to deferred revenue that would have been necessary had unrealized gains and losses on AFS bonds and stocks actually been realized are recorded in OCI.

(x) Reinsurance ceded	Under Canadian GAAP, actuarial liabilities are reported net of amounts expected to be recovered from reinsurers under reinsurance treaties. Cash flows expected to be paid to, and received from, reinsurers are included in the CALM valuation.

Actuarial liabilities are not reduced to reflect amounts ceded to reinsurers; rather, amounts recoverable from reinsurers are reported separately as an asset on the balance sheet. Amounts recoverable from reinsurers are estimated using methods and assumptions consistent with those used to estimate the actuarial liabilities for the reinsured policies.

The estimated net profit or loss from long-duration reinsurance treaties is recognized over the lifetime of the reinsured policies. This treatment may create volatility in net income due to the difference in timing between recognition of claims paid to policyholders and recognition of claims reimbursement received from reinsurers.

(xi) Derivatives

Canadian GAAP accounting standards for derivatives and hedging activities are substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may continue to exhibit reconciliation differences in any given period relative to Canadian GAAP because the Company designates bonds and stocks backing actuarial liabilities differently under Canadian GAAP than U.S. GAAP, and therefore applies hedge accounting differently.

The Company elects not to designate bonds and stocks backing actuarial liabilities as hedged items for Canadian GAAP accounting purposes. These assets backing actuarial liabilities are designated as fair value.

Derivatives in portfolios backing actuarial liabilities are not designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in investment income as they occur. Refer to note (e) above.

The Company has elected to designate certain bond and stock assets backing actuarial liabilities categorized as AFS as hedged items. Derivatives in portfolios backing actuarial liabilities are designated as hedging items. Accordingly, the changes in fair value of such derivatives and assets are recognized in OCI or earnings as applicable as they occur and subsequently recorded in investment income on sale or maturity of the bond and stock assets involved. Refer to note (e) above.
(xii) Consumer notes	The Company has elected to designate consumer notes as trading under the fair value option. As such, these notes are carried at fair value with subsequent changes in fair value recorded in earnings.	Consumer notes are carried at amortized cost.

164	2010 Annual Report

	Canadian GAAP	U.S. GAAP
(xiii) Employers’ accounting for defined benefit pension and other post-retirement plans	The cost of defined benefit pension benefits is recognized using the projected benefit method pro-rated on services and estimates of expected return on plan assets, salary escalation and retirement ages of employees. Actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of the plan assets are amortized to income on a straight-line basis over the estimated average remaining service lives of plan members. The expected return on plan assets is based on an estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over five years. Prepaid benefit costs are included in other assets and accrued benefit liabilities are included in other liabilities.	The funded status of a defined benefit pension or other post-retirement benefit plan is recognized on the balance sheet as an asset or liability with an offset to OCI. The funded status is measured as the difference between plan assets at their fair value and the benefit obligation.
(xiv) Mortgage securitizations	Mortgage securitizations are transacted through special purpose entities that meet specific criteria which precluded them from consolidation with the Company’s results. The arrangements transfer control to third parties, and consideration other than beneficial interest in the mortgages is received. The mortgages are removed from the Consolidated Balance Sheet and a gain or loss is recorded in investment income at the time of sale.	Mortgage securitizations are accounted for as secured borrowings as the mortgages are transferred to a special purpose entity that is consolidated with the results of the Company. The notes issued, backed by the mortgages, to third parties are not participating interests in the mortgages, as defined by ASC 860 “Transfers and Servicing” and therefore sale accounting is precluded. The mortgages remain on balance sheet with a corresponding liability to make payments due on the notes. The liability is carried at amortized cost in other liabilities with interest expense recognized using the effective interest rate method.
(xv) Stock-based compensation	The Company provides stock-based compensation to certain employees and directors as described in note 15. Stock-based awards are expensed with a corresponding increase to either other liabilities or contributed surplus, depending on the terms of the award. When common shares under the programs are issued, corresponding amounts previously recognized in contributed surplus are charged to common shares. Compensation expense is not recognized for certain DSU awards granted prior to January 1, 2002 given transitional requirements in accordance with Canadian GAAP.	The Company provides stock-based compensation to certain employees and directors as described in note 15. Stock-based awards are expensed with a corresponding increase to either other liabilities or contributed surplus, depending on the terms of the award. When common shares under the programs are issued, corresponding amounts previously recognized in contributed surplus are charged to common shares. Compensation expense is recognized for all DSU plans under U.S. GAAP.

g) Narrative description of presentation differences between Canadian GAAP and U.S. GAAP

	Canadian GAAP	U.S. GAAP
(i) Premiums	All premium income is reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

For participating and non-participating insurance contracts gross premiums are reported as revenue when due. A partially offsetting increase in actuarial liabilities for the related policies is recorded in the Consolidated Statements of Operations.

Premiums collected on limited payment contracts, universal life type contracts and investment contracts are not reported as revenue in the Consolidated Statements of Operations but are recorded as deposits to policyholders’ account balances. Fees assessed against policyholders’ account balances relating to mortality charges, policy administration and surrender charges are recognized as revenue.

(ii) Death, maturity and surrender benefits	All death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For participating and non-participating insurance contracts, all death, maturity and surrender benefits are reported in the Consolidated Statements of Operations when incurred. Additionally, to the extent these amounts have previously been provided for in actuarial liabilities, a corresponding release of actuarial liabilities is recorded in the Consolidated Statements of Operations.

For universal life type contracts and investment contracts, benefits incurred in the period in excess of related policyholders’ account balances are recorded in the Consolidated Statements of Operations.

2010 Annual Report	165

	Canadian GAAP	U.S. GAAP
(iii) Change in actuarial liabilities	Interest credited on policyholders’ account balances is included in change in actuarial liabilities in the Consolidated Statements of Operations.

For participating and non-participating insurance contracts, all interest credited on policyholders’ account balances is included in the change in actuarial liabilities in the Consolidated Statements of Operations.

Interest required to support limited payment contracts, universal life type contracts and investment contracts is included in actuarial liabilities in the Consolidated Balance Sheets and is classified in policyholder payments in the Consolidated Statements of Operations.

(iv) Segregated funds assets and liabilities	Investments held in segregated funds are carried at market value. Segregated funds are managed separately from those of the general fund of the Company and are, therefore, presented in separate financial statements and are not included in the general fund Consolidated Balance Sheets or Consolidated Statements of Operations.

U.S. GAAP equivalent is labeled “separate accounts” and are presented in summary lines in the Consolidated Balance Sheets. Assets and liabilities are carried at market values and contract values, respectively.

General Account classification is required for Separate Account contracts for which all of the investment risk is not passed along to the Separate Accounts holder. This results in the reclassification of certain segregated funds under Canadian GAAP to the General Account for U.S. GAAP.

(v) Consolidated Statements of Cash Flows	The cash flows from investment contracts, including deferred annuities and group pensions, are disclosed as an operating activity in the Consolidated Statements of Cash Flows.	The cash flows from investment contracts, including limited payment contracts, universal life-type contracts and investment contracts are disclosed as a financing activity in the Consolidated Statements of Cash Flows.
(vi) Reinsurance	Where transfer of risk has occurred, reinsurance recoverables relating to ceded life insurance risks and ceded annuity contract risks are recorded as an offset to actuarial liabilities.	Where transfer of risk has occurred, life insurance actuarial liabilities are presented as a gross liability with the reinsured portion included as reinsurance recoverable. Actuarial liabilities related to annuities are also presented on a gross basis with the reinsured portion accounted for as deposits with reinsurers.
(vii) Stocks	Investments in stocks in which the market price is not available are classified as stocks and are carried at cost.	Investments in stocks in which the market price is not available are classified as other invested assets and are carried at cost.
(viii) Consolidation accounting

A VIE is consolidated by the Company when the Company is exposed to the majority of the VIE’s expected losses, residual returns, or both.

Control over a limited partnership by its general partner (or by corollary, control over a limited liability company by its managing member) is evaluated based on facts and circumstances. Factors which are considered include whether the general partner is subject to removal without cause by unrelated limited partners, and whether unrelated limited partners have participating rights for significant decisions that would be expected to be made in the ordinary course of the limited partnership’s business.

A VIE is consolidated by the Company if the Company has both (1) the power to direct the activities of a VIE that most significantly impacts the VIE’s economic performance and (2) an obligation to absorb losses or right to receive benefits of the VIE that could potentially be significant to the VIE. The Company may be required to consolidate a VIE even though the Company is exposed to less than a majority of the VIE’s expected losses or residual returns. This assessment is reviewed quarterly by the Company.

Application of the criteria described above was deferred indefinitely for certain entities that have the characteristics of an investment company. For these companies, criteria for consolidation are the same as under Canadian GAAP.

The Company presumes that the general partner of a partnership (or managing member of a limited liability company) controls the partnership, unless limited partners have either substantive kickout rights (defined as the ability of a simple majority of those limited partners not related to the general partner to remove the general partner without cause and no other barriers to removal exist) or have substantive participating rights.

(ix) Investment income and expenses	Investment income and related investment expenses are presented gross in the Consolidated Statements of Operations.	Investment income and related investment expenses are presented on a net basis in the Consolidated Statements of Operations.
(x) Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries are presented between liabilities and equity (the “mezzanine”) in the Consolidated Balance Sheets. Results of operations attributable to non-controlling interests are presented within total policy benefits and expenses in the Consolidated Statements of Operations.

Noncontrolling interests in subsidiaries are presented as equity in the Consolidated Balance Sheets. The Company’s net income includes and presents separately amounts attributable to noncontrolling interests in the Consolidated Statements of Operations.

Other comprehensive income is allocated between the total amount attributable to controlling and to noncontrolling interests.

166	2010 Annual Report

h)	Additional U.S. GAAP Disclosures

Goodwill impairment

As disclosed in Note 14 of our Consolidated Financial Statements for the third quarter ended September 30, 2010, a preliminary goodwill impairment charge of $2,598 was recorded under U.S. GAAP reflecting the Company’s best estimate of the expected goodwill impairment of its U.S. Insurance and U.S. Wealth operations attributable to the continued declined in the U.S. economy. In the fourth quarter of 2010, the Company completed its goodwill impairment analysis which resulted in an aggregate impairment charge of $2,239 reflecting the entire goodwill balance attributable to the U.S. Insurance reporting unit and $215 relating to the Canadian Insurance reporting unit under U.S. GAAP. The final goodwill impairment charge recorded under U.S. GAAP was $1,200 higher than the goodwill impairment charge recorded under Canadian GAAP.

Invested assets

The carrying value of securities designated as fair value option includes a net unrealized gain of $477 (2009 – $169). The change in the net unrealized gain on fair value option securities included in investment income during the year ended December 31, 2010 was $308 (2009 – $744).

Deferred acquisition costs and value of business acquired

Under U.S. GAAP, acquisition costs incurred in relation to the ongoing acceptance of liabilities are deferred and amortized over the life of the related policy. Amounts incurred during the year in relation to these costs are as follows:

For the years ended December 31,	2010	2009
Balance, beginning of year	$18,926	$21,373
Capitalization	2,823	3,341
Amortization	(1,609)	(2,167)
Change in unrealized investment gains (losses)	(159)	(766)
Adoption of FSP No. FAS 115-2:
Impact on unrealized investment gains (losses)	–	(357)
Impact on DAC asset	–	(11)
Change in foreign exchange rates	(436)	(2,487)
Balance, end of year	$19,545	$18,926

VOBA is the equivalent of DAC for business acquired as a block. Amounts incurred during the year in relation to these costs are as follows:

For the years ended December 31,	2010	2009
Balance, beginning of year	$3,062	$4,239
Amortization	(162)	(241)
Change in unrealized investment gains (losses)	(153)	(401)
Adoption of FSP No. FAS 115-2:
Impact on unrealized investment gains (losses)	–	(64)
Impact on VOBA asset	–	(46)
Change in foreign exchange rates	(117)	(425)
Balance, end of year	$2,630	$3,062

Amortization of the year end VOBA over the next five years is projected as follows:

Amortization
2011	$227
2012	$207
2013	$190
2014	$161
2015	$155

i)	Recently adopted U.S. GAAP accounting and reporting changes

FASB Accounting Standards Codification

Effective July 1, 2009, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No.168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”, and FASB Accounting Standards Update (“ASU”) No. 2009-1, Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.

FASB Accounting Standards Codification (“ASC”) Topic 105 establishes the FASB Codification as the single source of authoritative U.S. GAAP recognized by the FASB, to be applied by non-governmental entities and to supersede all previous U.S. GAAP literature. The adoption of this guidance had no effect on the Company’s financial statements, as it did not change U.S. GAAP principles.

2010 Annual Report	167

Derivatives and hedging

Effective July 1, 2010, the Company adopted ASU No. 2010-11, “Scope Exception Related to Embedded Credit Derivatives” which amends ASC Topic 815, “Derivatives and Hedging” (ASC 815). ASU No. 2010-11 clarifies the scope exception for embedded credit derivative features related to the transfer of credit risk created by the subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed for potential bifurcation and separate accounting at fair value. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Consolidation accounting

Effective January 1, 2010, the Company adopted ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interests Entities”, which amends ASC Topic 810, “Consolidations” (“ASC 810”). The amendments revised the accounting principles for assessing consolidation of a variable interest entity and included the following features:

■

A new concept of control – now defined as an entity’s ability to make decisions that are most economically significant to the VIE coupled with economic exposure to the VIE’s variability. This definition replaces the previous concept of “exposure to the majority of the VIE’s variability” in determining when to consolidate another entity.

■	New guidance for determining which party, among parties with shared decision making powers over a VIE, makes the most significant decisions for the VIE.

■

A bright line test for removal rights over an entity’s decision maker by its equity owners, whereby removal rights are disregarded as an element of control unless they can be exercised successfully by a single party. Expanded guidance on whether fees charged to a VIE by its decision maker are variable interests, which could result in consolidation by the decision maker.

■	Removal of the previous scope exception for Qualifying Special Purpose Entities.

ASC 810 retains a scope exception for consolidation by investment companies of their investments. The Company also adopted ASU No. 2010-10, “Amendments for Certain Investment Funds” an amendment to ASC 810. This guidance was effective January 1, 2010, and deferred these amendments for relationships with investment companies.

The adoption of these amendments resulted in consolidation of certain Collateralized Debt Obligation funds (“CDO funds”) sponsored by the Company. The impact on the Company’s financial statements of consolidating these funds was an increase in assets, liabilities and equity (including noncontrolling interest) of $557, $512 and $45, respectively. All amounts are net of tax. The Company has control over the CDO funds because the Company provides collateral management services to the funds and has significant investments in the funds.

Liabilities recognized as a result of consolidating the CDO funds do not represent claims against the general assets of the Company. Conversely, assets recognized as a result of consolidating the CDO funds can only be used to settle liabilities recognized as a result of consolidating the CDO funds.

The Company’s maximum exposure to loss as a result of its involvement with these CDO funds is limited to its investment in them, valued at $13 as of January 1, 2010, the date of adoption.

Transfers of financial assets

Effective January 1, 2010, the Company adopted ASU No. 2009-16, “Accounting for Transfers of Financial Assets”, which amends ASC Topic 860 “Transfers and Servicing” (“ASC 860”). This guidance focuses on securitization activity and affects the transferor’s derecognition principles for assets transferred. Amendments to ASC 860 eliminated the qualifying status concept of Qualifying Special Purpose Entities, removing their previous exemption from consolidation accounting by transferors of financial assets to them. Further, ASC 860 does not permit derecognition accounting for transfers of portions of financial assets when the portions transferred do not meet the definition of a participating interest. ASC 860 strengthens the requirement that transferred assets be legally isolated from the transferor and all of its consolidated affiliates in order for the transfer to be accounted for as a sale. ASC 860 requires that retained interests in transferred assets be recognized at fair value instead of amounts based on relative fair value allocations of the previous carrying value of assets transferred. These new requirements are applicable to transfers of financial assets occurring on or after January 1, 2010. The adoption of these amendments had no impact on the Company’s financial statements.

Subsequent events

Effective April 1, 2009, the Company adopted SFAS No. 165, “Subsequent Events”, which is now incorporated into ASC Topic 855, “Subsequent Events” (“ASC 855”). This guidance was retroactively amended by the FASB in February 2010 by issuance of ASU No. 2010-09, “Subsequent Events”, which requires an entity which files or furnishes its financial statements with the U.S. Securities and Exchange Commission (“SEC”) to evaluate subsequent events through the date that its financial statements are issued. The adoption of this guidance had no impact on the Company’s financial statements.

Fair value measurements

Effective December 31, 2009, the Company adopted ASU No. 2009-12, “Fair Value Measurements and Disclosures – Investment in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)”. This amendment to ASC Topic 820, “Fair Value Measurement and Disclosures” (“ASC 820”), allows entities to use the net asset value of certain investments when determining fair value, provided certain criteria are met. The adoption of this new amendment had no impact on the Company’s financial statements.

168	2010 Annual Report

Effective December 31, 2009, the Company adopted ASU No. 2009-5, “Fair Value Measurements and Disclosures Measuring Liabilities at Fair Value”. This amendment to ASC 820 simplifies in certain instances the assessment of fair value of a liability. This amendment, when applicable, allows the use of the fair value of the instrument associated with the liability when it is traded as an asset to be used as a proxy for its fair value as a liability, given inherent difficulties in measuring the fair value of such liabilities directly. The fair value of the liability is not adjusted to reflect any restrictions on its transfer. The adoption of this amendment had no impact on the Company’s financial statements.

Effective April 1, 2009, the Company adopted FASB Staff Position (“FSP”) No. SFAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which is now incorporated into ASC 820. This accounting guidance carries forward and elaborates on previous fair value concepts. The fair value of an asset or liability continues to be the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date under then current market conditions. ASC 820 provides indicators of when a transaction is considered disorderly and elaborates on how to determine the fair value of a financial instrument if such conditions exist. The adoption of this guidance had no impact on the Company’s financial statements.

Other than temporary impairments

Effective April 1, 2009, the Company adopted FSP No. SFAS 115-2 and SFAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”, which is now incorporated into ASC Topic 320 – “Investments – Debt and Equity Securities” (“ASC 320”). In addition, on April 13, 2009, the SEC issued Staff Accounting Bulletin No. 111 which reflects these changes to ASC 320. Collectively, this new guidance removes the concept of “intent and ability to hold until recovery of value” associated with OTTI of a debt security whose fair value is less than its cost. Impairment losses should be recorded in earnings on a held-to-maturity or AFS debt security only when management does not expect to recover the amortized cost of the security.

The Company’s adoption of this guidance required reassessment of previous impairment losses recorded on debt securities held at March 31, 2009, with any reversals of previous impairment losses recorded through retained earnings and offset to accumulated other comprehensive income for AFS debt securities and other actuarial related amounts included in other comprehensive income, and related impact on deferred acquisition costs, as applicable, as at April 1, 2009.

As a result of the adoption of the amendments to ASC 320 in 2009, the Company recognized an increase in retained earnings of $1,628, as well as a corresponding (decrease) increase in other comprehensive income of $(1,673) attributable to AFS debt securities of $(2,052), actuarial reserves of $62, deferred acquisition costs of $283, deferred revenue of $(7), and value of business acquired of $41. Other balance sheet items increased (decreased) as follows: actuarial liabilities of $6, deferred acquisition costs of $(6), deferred revenue of $3 and value of business acquired of $(30). All amounts are net of tax.

Noncontrolling interests in Consolidated Financial Statements

Effective January 1, 2009, the Company adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, which is now incorporated into ASC Topic 810 “Consolidation” (“ASC 810”). ASC 810 presents accounting guidance for noncontrolling interests in a subsidiary and for deconsolidation of a subsidiary. Noncontrolling interests in subsidiaries are included in a separate component of equity on the Consolidated Balance Sheet, net income attributable to both the Company’s interest and the noncontrolling interests are presented separately on the Consolidated Statement of Operations, and any changes in the Company’s ownership of a subsidiary which does not result in deconsolidation would be accounted for as transactions in the Company’s own stock. Deconsolidation will typically result in the recognition of a gain or loss, with any retained noncontrolling interest measured initially at fair value. This accounting guidance was applied prospectively, except for the presentation and disclosure requirements which were applied retrospectively. The adoption of this guidance had no measurement impact on the Company’s financial statements. The additional disclosure requirements for noncontrolling interests in subsidiaries are presented in notes 22 a, b, c, d and k.

Business combinations

Effective January 1, 2009, the Company adopted SFAS No. 141 (revised 2007), “Business Combinations”, which replaced SFAS No. 141, “Business Combinations” and which is now incorporated into ASC Topic 805 “Business Combinations” (“ASC 805”). ASC 805 retains the principle that all business combinations are required to be accounted for under the acquisition method of accounting but the method of applying the acquisition method was modified in a number of significant aspects. Some of the more significant new requirements under ASC 805 include the following:

■	the acquisition date is defined as the date that the acquirer achieves control over the acquiree,

■	any consideration transferred will be measured at fair value as of acquisition date,

■	identifiable assets acquired, and liabilities assumed and any noncontrolling interest in the acquiree will be recorded at their acquisition date fair value, with certain exceptions,

■	all acquisition costs associated with the business combination are expensed as incurred, and

■	adjustments to valuation allowances on deferred taxes and acquired tax contingencies are no longer part of the acquisition accounting, instead they affect income tax expense.

These changes are effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, except that the change in accounting for adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions applies to acquisitions occurring prior to January 1, 2009. The adoption of this guidance had no impact on the Company’s financial statements.

2010 Annual Report	169

j)	Future U.S. GAAP accounting and reporting changes

Transition to International Financial Reporting Standards

On December 21, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow the Company, subject to certain conditions, upon adoption of IFRS on January 1, 2011, to eliminate the reconciliation of IFRS to U.S. GAAP in the notes to the consolidated financial statements. Accordingly, for fiscal periods beginning January 1, 2011, the Company does not anticipate including a reconciliation of IFRS to U.S. GAAP in its consolidated financial statements.

k)	Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.) and the Fixed Investment Option of the Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these consolidated financial statements with respect to JHUSA and John Hancock Life Insurance Company of New York (“JHNY”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”) and, with respect to Manulife Finance Holdings Limited (“MFHL”), in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of Canadian provincial securities laws. These financial statements are (i) incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities to be issued by its subsidiaries and (ii) with respect to MFHL, are provided in reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

JHUSA sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.

JHUSA may also sell medium-term notes to retail investors under its SignatureNotes program and JHNY may also sell MVAs.

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”) merged with and into JHUSA. In connection with the mergers, JHUSA assumed the Variable Company’s rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company’s rights and obligations with respect to the SignatureNotes issued by the Life Company.

MFC fully and unconditionally guaranteed the payment obligations of JHUSA and JHNY under the MVAs and of JHUSA under the SignatureNotes (including the MVAs and SignatureNotes assumed by JHUSA in the merger), and such MVAs and the SignatureNotes were registered with the Commission. The SignatureNotes and MVAs assumed or issued by JHUSA and the MVAs issued by JHNY are collectively referred to in this note as the “Guaranteed Securities”. Each of JHUSA, JHNY and [MIC/MFHL] is, and each of the Variable Company and the Life Company was, a wholly-owned subsidiary of MFC.

MFC’s guarantees of the Guaranteed Securities are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Guaranteed Securities.

The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the MVAs issued by JHNY and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or the MVAs issued by JHNY or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. The assets of MFC consist primarily of the outstanding capital stock of its subsidiaries and investments in other international subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

170	2010 Annual Report

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 18(h).

In the United States, insurance laws in Michigan, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are also described in note 18(h).

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, reflects the effects of the mergers and is provided in compliance with Regulation S-X of the Commission and in accordance with Rule 12h-5 of the Commission. In the case of MFHL, a reporting issuer in all of the provinces of Canada, the condensed consolidating financial information is provided as a condition of MFHL’s reliance on an exemption from continuous disclosure obligations pursuant to Canadian provincial securities law requirements.

Condensed Consolidating Balance Sheet

As at December 31, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$39	$3	$80,867	$9,685	$128,418	$(907)	$218,105
Investments in unconsolidated subsidiaries	37,456	2	4,128	1	16	(41,603)	–
Other assets	503	407	37,762	1,437	19,858	(16,967)	43,000
Separate account assets	–	–	125,050	7,312	49,769	(1,490)	180,641
Total assets	$37,998	$412	$247,807	$18,435	$198,061	$(60,967)	$441,746
Liabilities and equity
Policy liabilities	$–	$–	$85,895	$6,429	$95,285	$(6,033)	$181,576
Consumer notes	–	–	961	–	–	–	961
Other liabilities	847	–	19,065	3,127	22,675	(9,424)	36,290
Long-term debt	4,893	407	–	–	612	(450)	5,462
Liabilities for preferred shares and capital instruments	344	–	1,009	–	4,360	(1,287)	4,426
Separate account liabilities	–	–	125,050	7,312	49,769	(1,490)	180,641
Shareholders’ equity	31,914	5	15,827	1,567	24,810	(42,209)	31,914
Noncontrolling interest in subsidiaries	–	–	–	–	550	(74)	476
Total liabilities and equity	$37,998	$412	$247,807	$18,435	$198,061	$(60,967)	$441,746

As at December 31, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Assets
Invested assets	$3	$–	$89,143	$2,162	$112,569	$(1,090)	$202,787
Investments in unconsolidated subsidiaries	34,194	2	3,664	1	17	(37,878)	–
Other assets	693	–	34,009	772	21,668	(12,701)	44,441
Separate account assets	–	–	118,702	6,958	50,252	(1,463)	174,449
Total assets	$34,890	$2	$245,518	$9,893	$184,506	$(53,132)	$421,677
Liabilities and equity
Policy liabilities	$–	$–	$90,310	$1,075	$89,318	$(6,178)	$174,525
Consumer notes	–	–	1,261	–	–	–	1,261
Other liabilities	562	–	18,081	382	18,417	(5,404)	32,038
Long-term debt	2,900	–	–	–	1,005	(586)	3,319
Liabilities for preferred shares and capital instruments	344	–	1,063	–	4,417	(1,237)	4,587
Separate account liabilities	–	–	118,702	6,958	50,252	(1,463)	174,449
Shareholders’ equity	31,084	2	16,101	1,478	20,603	(38,184)	31,084
Noncontrolling interest in subsidiaries	–	–	–	–	494	(80)	414
Total liabilities and equity	$34,890	$2	$245,518	$9,893	$184,506	$(53,132)	$421,677

2010 Annual Report	171

Condensed Consolidating Statements of Operations

For the twelve months ended December 31, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$2,689	$1,249	$8,350	$(70)	$12,218
Net investment income	20	21	5,191	284	5,573	(27)	11,062
Fee income and other revenue	51	–	2,019	289	6,490	(712)	8,137
Total revenue	$71	$21	$9,899	$1,822	$20,413	$(809)	$31,417
Policy benefits and expenses
Policyholder benefits	$–	$–	$6,211	$1,455	$11,033	$(12)	$18,687
Commissions, investment and general expenses	53	–	1,776	207	3,978	(778)	5,236
Amortization of deferred acquisition costs and value of business acquired	–	–	665	65	1,041	–	1,771
Goodwill impairment	–	–	1,677	–	562	–	2,239
Other	110	20	487	10	760	(19)	1,368
Total policy benefits and expenses	$163	$20	$10,816	$1,737	$17,374	$(809)	$29,301
Income (loss) before income taxes	$(92)	$1	$(917)	$85	$3,039	$–	$2,116
Income tax (expense) recovery	18	2	(206)	105	(323)	–	(404)
Income (loss) after income taxes	$(74)	$3	$(1,123)	$190	$2,716	$–	$1,712
Equity in net income (loss) of unconsolidated subsidiaries	1,726	–	247	–	–	(1,973)	–
Net income (loss)	$1,652	$3	$(876)	$190	$2,716	$(1,973)	$1,712
Attributed to:
Noncontrolling interests	$–	$–	$–	$–	$64	$(4)	$60
Manulife Financial Corporation	1,652	3	(876)	190	2,652	(1,969)	1,652
	$1,652	$3	$(876)	$190	$2,716	$(1,973)	$1,712

For the twelve months ended December 31, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Revenue
Premium income	$–	$–	$4,303	$31	$8,620	$–	$12,954
Net investment income	30	–	3,103	199	5,727	(58)	9,001
Fee income and other revenue	61	–	2,516	225	6,635	(1,573)	7,864
Total revenue	$91	$–	$9,922	$455	$20,982	$(1,631)	$29,819
Policy benefits and expenses
Policyholder benefits	$–	$–	$6,129	$(108)	$11,734	$(5)	$17,750
Commissions, investment and general expenses	42	–	2,299	63	4,006	(1,526)	4,884
Amortization of deferred acquisition costs and value of business acquired	–	–	1,247	129	1,034	(2)	2,408
Other	250	–	555	8	761	(98)	1,476
Total policy benefits and expenses	$292	$–	$10,230	$92	$17,535	$(1,631)	$26,518
Income (loss) before income taxes	$(201)	$–	$(308)	$363	$3,447	$–	$3,301
Income tax (expense) recovery	44	–	284	(124)	(362)	–	(158)
Income (loss) after income taxes	$(157)	$–	$(24)	$239	$3,085	$–	$3,143
Equity in net income (loss) of unconsolidated subsidiaries	3,289	–	420	–	–	(3,709)	–
Net income (loss)	$3,132	$–	$396	$239	$3,085	$(3,709)	$3,143
Attributed to:
Noncontrolling interest	$–	$–	$–	$–	$16	$(5)	$11
Manulife Financial Corporation	3,132	–	396	239	3,069	(3,704)	3,132
	$3,132	$–	$396	$239	$3,085	$(3,709)	$3,143

172	2010 Annual Report

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2010	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income (loss)	$1,652	$3	$(876)	$190	$2,716	$(1,973)	$1,712
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(1,726)	–	(247)	–	–	1,973	–
Increase in actuarial liabilities and policy related items	–	–	(2,547)	4,583	8,697	–	10,733
Net realized investment gains and other investment items	(16)	–	(615)	192	(2,146)	–	(2,585)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(512)	(14)	(526)	–	(1,052)
Amortization of premium/discount	–	–	102	79	(312)	–	(131)
Other amortization	–	(14)	123	–	264	14	387
Future income tax expense (recovery)	(21)	(2)	662	(212)	379	2	808
Stock option expense	–	–	8	–	17	–	25
Goodwill impairment	–	–	1,677	–	562	–	2,239
Dividends from unconsolidated subsidiaries	1,360	–	99	–	–	(1,459)	–
Net (loss) income adjusted for non-cash items	$1,249	$(13)	$(2,126)	$4,818	$9,651	$(1,443)	$12,136
Changes in other operating assets and liabilities	(2)	(1)	(1,774)	2,067	594	(2)	882
Cash (used in) provided by operating activities	$1,247	$(14)	$(3,900)	$6,885	$10,245	$(1,445)	$13,018
Investing activities
Purchases and mortgage advances	$–	$–	$(28,397)	$(10,381)	$(37,319)	$–	$(76,097)
Disposals and repayments	–	–	30,064	2,501	22,491	–	55,056
Changes in investment broker net receivables and payables	–	–	100	(2)	39	–	137
Net cash decrease from purchase of subsidiaries	–	–	–	–	(28)	–	(28)
Notes receivable from affiliates	–	–	–	–	81	(81)	–
Notes receivable from parent	–	(404)	–	–	256	148	–
Notes receivable from subsidiaries	229	–	14	–	–	(243)	–
Capital contribution to unconsolidated subsidiaries	(2,992)	–	(332)	–	(348)	3,672	–
Return of capital from unconsolidated subsidiaries	–	–	4	–	–	(4)	–
Cash (used in) provided by investing activities	$(2,763)	$(404)	$1,453	$(7,882)	$(14,828)	$3,492	$(20,932)
Financing activities
Increase (decrease) in securities sold but not yet purchased	$–	$–	$–	$–	$536	$–	$536
Issue of long-term debt, net proceeds	2,174	421	–	–	(407)	(14)	2,174
Repayment of long-term debt	–	–	–	–	(1)	–	(1)
Dividends paid to parent	–	–	–	(99)	(1,360)	1,459	–
Return of capital to parent	–	–	–	–	(4)	4	–
Capital contribution by parent	–	–	348	–	3,324	(3,672)	–
Net redemptions of structured products	–	–	(827)	912	(1,999)	–	(1,914)
Changes in bank deposits, net	–	–	(831)	–	2,405	–	1,574
Redemption of subordinated note payable	–	–	–	–	(150)	–	(150)
Capital from joint venture partner	–	–	–	–	40	–	40
Consumer notes matured	–	–	(293)	–	–	–	(293)
Shareholder dividends paid in cash	(691)	–	–	–	–	–	(691)
Notes payable to affiliates	(81)	–	–	–	–	81	–
Notes payable to parent	–	–	–	–	(243)	243	–
Notes payable to subsidiaries	148	–	–	–	–	(148)	–
Funds borrowed, net	–	–	–	–	5	–	5
Common shares issued, net	2	–	–	–	1	–	3
Cash provided by (used in) financing activities	$1,552	$421	$(1,603)	$813	$2,147	$(2,047)	$1,283
Cash and short-term securities
Increase (decrease) during the year	$36	$3	$(4,050)	$(184)	$(2,436)	$–	$(6,631)
Effect of exchange rate changes on cash and short-term securities	–	–	(205)	(122)	(12)	–	(339)
Balance, January 1	3	–	7,613	793	9,915	–	18,324
Balance, December 31	$39	$3	$3,358	$487	$7,467	$–	$11,354
Cash and short-term securities Beginning of year
Gross cash and short-term securities	$3	$–	$7,891	$812	$10,143	$–	$18,849
Net payments in transit, included in other liabilities	–	–	(278)	(19)	(228)	–	(525)
Net cash and short-term securities, January 1	$3	$–	$7,613	$793	$9,915	$–	$18,324
End of year
Gross cash and short-term securities	$39	$3	$3,713	$509	$7,617	$–	$11,881
Net payments in transit, included in other liabilities	–	–	(355)	(22)	(150)	–	(527)
Net cash and short-term securities, December 31	$39	$3	$3,358	$487	$7,467	$–	$11,354

2010 Annual Report	173

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2009	Manulife Financial Corporation (Guarantor)	Manulife Finance Holdings Limited	John Hancock Life Insurance Company (U.S.A.) (Issuer)	John Hancock Life Insurance Company of New York (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Operating activities
Net income (loss)	$3,132	$–	$396	$239	$3,085	$(3,709)	$3,143
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated subsidiaries	(3,289)	–	(420)	–	–	3,709	–
Increase in actuarial liabilities and policy related items	–	–	(457)	5	10,969	–	10,517
Net realized investment gains and other investment items	(25)	–	2,044	(1)	(2,605)	–	(587)
Capitalized amounts net of amortization of deferred acquisition costs and value of business acquired	–	–	(509)	17	(440)	–	(932)
Amortization of premium/discount	–	–	166	7	(548)	–	(375)
Other amortization	–	–	144	–	252	–	396
Future income tax expense (recovery)	(22)	–	(121)	33	564	–	454
Stock option expense	–	–	10	–	14	–	24
Dividends from unconsolidated subsidiaries	3,300	–	–	–	–	(3,300)	–
Net income (loss) adjusted for non-cash items	$3,096	$–	$1,253	$300	$11,291	$(3,300)	$12,640
Changes in other operating assets and liabilities	60	–	(544)	(158)	752	–	110
Cash provided by (used in) operating activities	$3,156	$–	$709	$142	$12,043	$(3,300)	$12,750
Investing activities
Purchases and mortgage advances	$–	$–	$(20,120)	$(887)	$(27,422)	$–	$(48,429)
Disposals and repayments	–	–	19,245	258	18,681	–	38,184
Changes in investment broker net receivables and payables	–	–	(94)	–	35	–	(59)
Redemption of preferred shares issued by a subsidiary	668	–	–	–	–	(668)	–
Net cash decrease from purchase of subsidiaries	–	–	–	–	(13)	–	(13)
Notes receivable from affiliates	–	–	13	–	1,371	(1,384)	–
Notes receivable from parent	–	–	–	–	(138)	138	–
Notes receivable from subsidiaries	(59)	–	–	–	–	59	–
Capital contribution to unconsolidated subsidiaries	(4,986)	–	(973)	–	–	5,959	–
Return of capital from unconsolidated subsidiaries	–	–	66	–	–	(66)	–
Cash (used in) provided by investing activities	$(4,377)	$–	$(1,863)	$(629)	$(7,486)	$4,038	$(10,317)
Financing activities
Increase (decrease) in securities sold but not yet purchased	$–	$–	$–	$–	$(1,123)	$–	$(1,123)
Issue of long-term debt, net proceeds	1,592	–	–	–	1	–	1,593
Repayment of long-term debt	(2,000)	–	–	–	–	–	(2,000)
Return of capital to parent	–	–	–	–	(66)	66	–
Capital contribution by parent	–	–	–	550	1,888	(2,438)	–
Net redemptions of structured products	–	–	(508)	155	(2,355)	–	(2,708)
Changes in bank deposits, net	–	–	1,712	–	883	–	2,595
Capital from joint venture partner	–	–	–	–	35	–	35
Consumer notes matured	–	–	(527)	–	–	–	(527)
Shareholder dividends paid in cash	(1,149)	–	–	–	(3,300)	3,300	(1,149)
Notes payable to affiliates	(763)	–	–	–	(622)	1,385	–
Notes payable to parent	–	–	–	–	59	(59)	–
Notes payable to subsidiaries	138	–	–	–	–	(138)	–
Funds repaid, net	–	–	–	–	(10)	–	(10)
Issue of debenture	–	–	–	–	1,000	–	1,000
Tax benefit of stock options exercised	–	–	9	–	(10)	1	–
Redemption of preferred shares	–	–	–	–	(668)	668	–
Preferred shares issued, net	784	–	–	–	–	–	784
Common shares issued, net	2,599	–	–	–	3,379	(3,523)	2,455
Cash provided by (used in) financing activities	$1,201	$–	$686	$705	$(909)	$(738)	$945
Cash and short-term securities
(Decrease) increase during the year	$(20)	$–	$(468)	$218	$3,648	$–	$3,378
Effect of exchange rate changes on cash and short-term securities	–	–	(1,178)	(133)	(623)	–	(1,934)
Balance, January 1	23	–	9,259	708	6,890	–	16,880
Balance, December 31	$3	$–	$7,613	$793	$9,915	$–	$18,324
Cash and short-term securities Beginning of year
Gross cash and short-term securities	$23	$–	$9,630	$708	$6,998	$–	$17,359
Net payments in transit, included in other liabilities	–	–	(371)	–	(108)	–	(479)
Net cash and short-term securities, January 1	$23	$–	$9,259	$708	$6,890	$–	$16,880
End of year
Gross cash and short-term securities	$3	$–	$7,891	$812	$10,143	$–	$18,849
Net payments in transit, included in other liabilities	–	–	(278)	(19)	(228)	–	(525)
Net cash and short-term securities, December 31	$3	$–	$7,613	$793	$9,915	$–	$18,324

174	2010 Annual Report

Note 23    ^    Subsequent Events

On February 16, 2011, MLI redeemed the outstanding $550 principal amount of the 6.24% subordinated debentures at par plus accrued and unpaid interest.

On March 11, 2011, MFC issued eight million Class 1 Shares Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $200. The Series 3 Preferred Shares are entitled to non-cumulative preferential cash dividends, payable quarterly, if and when declared, at a per annum rate of 4.20% until June 19, 2016, after which the dividend rate will be reset every five years at a rate equal to the five year Government of Canada bond yield plus 1.41%. On June 19, 2016 and on June 19 every five years thereafter, the Series 3 Preferred Shares will be convertible at the option of the holder into Class 1 Shares Series 4 (“Series 4 Preferred Shares”). The Series 4 Preferred Shares are entitled to non-cumulative floating preferential cash dividends, payable quarterly, if and when declared, at a rate equal to the three month Government of Canada Treasury Bill yield plus 1.41%.

Note 24    ^     Comparatives

Certain comparative amounts have been reclassified to conform with the current year’s presentation. In addition, certain deferred tax balances for the comparative period have been re-expressed because certain subsidiaries were no longer included in the U.S. consolidated tax return. The impact of this presentation change was an increase in both future income tax assets (included in miscellaneous assets) and future tax liabilities as at December 31, 2009 of $705. The change in presentation did not have any impact on net income.

2010 Annual Report	175

Source of Earnings

Manulife uses the Source of Earnings (“SOE”) to identify the primary sources of gains or losses in each reporting period. It is one of the key tools the Company uses to understand and manage its business. The SOE is prepared following regulatory guidelines prepared by OSFI, and in accordance with draft guidelines set out by the Canadian Institute of Actuaries (“CIA”). The SOE attributes each component of earnings to one of seven categories: expected profit from in-force business, the impact of new business, experience gains or losses (comparing actual to expected outcomes), the impact of management actions and changes in assumptions, earnings on surplus funds, other, and income taxes. In aggregate, these elements explain the $391 million of shareholders’ net loss in 2010.

Expected profit from in-force business represents the formula-driven release of Provisions for Adverse Deviation (“PfADs”) on the non-fee income insurance businesses, the expected net income on fee businesses, and the planned margins on one-year renewable businesses such as Group Benefits. PfADs are a requirement of the CIA’s Standards of Practice, and represent additional amounts held in excess of the expected cost of discharging policy obligations in order to provide a margin of conservatism. These amounts are released over time as the Company is released from the risks associated with the policy obligations. Changes in the yield curve and unfavourable currency movement drove the decrease in 2010 over 2009.

Impact of new business represents the financial impact of new business written in the period, including acquisition expenses. Writing new business creates economic value, which is offset by PfADs and other limits on capitalization of this economic value in the actuarial liabilities. Consequently, the Company reports an overall loss in the statement of operations from new business in the first year. The loss increased in 2010 relative to 2009 primarily due to the impact of lower interest rates and shifts in volumes and mix of new business.

Experience gains or losses arise from items such as claims, policy persistency, fee income, and expenses, where the actual experience in the current period differs from the expected results assumed in the policy liabilities. It also includes the experience gains or losses associated with actual investment returns and movements in investment markets differing from those expected on assets supporting the liabilities. For the majority of businesses, the expected future investment returns underlying the valuation are updated quarterly for investment market movements and this impact is also included in the experience gains and losses. This component also includes the impact of currency changes to the extent they are separately quantified. Experience gains do not include the impact of management actions or changes in assumptions during the reporting period. The experience losses in both 2010 and 2009 are primarily driven by the impact of investment markets, including the impact of interest rate movements and equity market movements on the guarantees associated with segregated funds.

Management actions and changes in assumptions reflect the income impact of changes to valuation methods and assumptions for the policy liabilities and other management-initiated actions in the period that are outside the normal course of business. All changes in the methods and assumptions impacting the policy liabilities are reported in the Corporate and Other (“Corporate”) segment with a total consolidated shareholders’ pre-tax earnings impact of negative $2,949 million in 2010 and negative $1,626 million in 2009. Note 6 of the consolidated financial statements gives additional details of the breakdown of the changes in actuarial methods and assumptions. The change in methods and assumptions impact in 2010 includes the impact of updating morbidity and mortality, policyholder behaviour, investment returns and expenses.

Material management action items reported in the Corporate segment in 2010 include losses on the impairment of goodwill, the addition of macro hedges in surplus, and expenses relating to the U.S. subsidiaries restructure project, offset by gains from the sale of bonds designated as available-for-sale. Management action items reported in the Corporate segment in 2009 include expenses relating to the U.S. subsidiaries restructure project, offset by gains on recoveries from Portus.

Management action items reported in business segments are primarily driven by specific business unit actions, including in 2010 gains from the optimization of asset segments in U.S. Wealth Management.

Earnings on surplus funds reflect the actual investment returns on the assets supporting the Company’s surplus (shareholders’ equity). These assets comprise a diversified portfolio and returns will vary in harmony with the underlying asset categories.

Other represents pre-tax earnings items not included in any other line of the SOE, including non-controlling interests and any earnings not otherwise explained in the SOE and a tax adjustment. The tax adjustment is the tax amount relating to par income included in the income taxes line.

Income taxes represent the tax charges to earnings based on the varying tax rates in the jurisdictions in which Manulife Financial conducts business.

176	2010 Annual Report

Manulife Financial’s net income attributed to shareholders decreased to a loss of $391 million in 2010 from positive $1,402 million the previous year.

For the year ended December 31, 2010 (C$ in millions)	Asia	Canada	U.S. Insurance	U.S. Wealth	Reinsurance	Corporate and Other	Total
Expected profit from in-force business	$751	$902	$687	$818	$221	$1	$3,380
Impact of new business	17	(166)	(326)	(102)	2	–	(575)
Experience gains (losses)	(245)	(139)	(662)	82	(38)	(320)	(1,322)
Management actions and changes in assumptions	–	(3)	(12)	79	–	(3,249)	(3,185)
Earnings on surplus	173	187	238	179	28	(375)	430
Other	18	(30)	34	(5)	5	(1)	21
Income (loss) before income taxes	$714	$751	$(41)	$1,051	$218	$(3,944)	$(1,251)
Income tax (expense) recovery	(91)	199	25	(276)	(35)	1,038	860
Net income (loss) attributed to shareholders	$623	$950	$(16)	$775	$183	$(2,906)	$(391)

For the year ended December 31, 2009 (C$ in millions)	Asia	Canada	U.S. Insurance	U.S. Wealth	Reinsurance	Corporate and Other	Total
Expected profit from in-force business	$698	$811	$796	$871	$256	$43	$3,475
Impact of new business	34	15	(378)	(108)	13	–	(424)
Experience gains (losses)	277	(1,149)	(2,939)	2,061	10	(171)	(1,911)
Management actions and changes in assumptions	25	147	16	83	–	(1,674)	(1,403)
Earnings on surplus	190	242	264	257	48	(997)	4
Other	51	9	(4)	13	2	18	89
Income (loss) before income taxes	$1,275	$75	$(2,245)	$3,177	$329	$(2,781)	$(170)
Income tax (expense) recovery	464	670	804	(991)	(68)	693	1,572
Net income (loss) attributed to shareholders	$1,739	$745	$(1,441)	$2,186	$261	$(2,088)	$1,402

2010 Annual Report	177

Embedded Value

Embedded value is a measure of the shareholder value embedded in the current balance sheet of the Company, excluding any value associated with future new business. The change in embedded value between reporting periods, excluding changes due to discount rates, foreign exchange rates and capital, is used as a measure of the value created by the year’s operations. Embedded value is a non-GAAP measure.

Manulife Financial’s embedded value is defined as adjusted Canadian GAAP shareholders’ equity plus the value of in-force business. The adjusted Canadian GAAP shareholders’ equity is the fiscal year end Canadian GAAP shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, third party debt and pension liabilities. The value of in-force business is the present value of expected future Canadian GAAP earnings on in-force business less the present value cost of holding capital required to support the in-force business. Required capital uses the Canadian MCCSR required capital framework.

As at December 31, 2010, Manulife’s embedded value was $39.3 billion, a decrease of $1.5 billion over December 31, 2009. Normal operational growth added $0.2 billion. Non-operational items reduced embedded value $1.6 billion due to the impact of lower discount rates from overall lower government yields, currency from the U.S. dollar and Hong Kong dollar depreciation and the impact of capital movements from shareholder dividends, partially offset by other capital movement.

Embedded Value

For the years ended December 31, (C$ in millions unless otherwise stated)	2010	2009
Embedded value as at January 1	$40,790	$46,183
Interest on embedded value	3,168	3,038
New business	1,841	2,453
Experience variances and changes in actuarial assumptions	(4,851)	1,022
Embedded value before discount rate, currency and capital movements	$40,948	$52,696
Discount rate changes	1,766	(6,333)
Surplus yield changes	(1,812)	(879)
Currency	(935)	(5,910)
Common shareholder dividends	(927)	(1,264)
Other capital movements(1)	263	2,480
Embedded value as at December 31	$39,303	$40,790
Embedded value per share	$22.11	$23.20
Annual growth rate in embedded value (before impact of discount rate, currency, dividends and capital changes)	0%	14%

(1)	Includes share issues, repurchases and option exercises.

The embedded value can be reconciled to the financial statements as follows:

As at December 31, (C$ in millions)	2010	2009
Shareholders’ equity on balance sheet (excludes preferred shares)	$25,291	$27,405
Fair value adjustments	(1,142)	(1,143)
Goodwill and (post-tax) intangible assets	(7,182)	(8,425)
Value of shareholders’ net equity	$16,967	$17,837
Pre-tax value of expected profit embedded in CGAAP policy liabilities (reported actuarial provision for adverse deviation – PfAD)(1)	$45,035	$42,088
Adjustments:
Value of additional policy margins not captured in actuarial PfAD	4,900	5,067
Taxes	(13,156)	(12,611)
Converting discount rates from valuation rates to higher cost of capital adjusted discount rates	(7,732)	(6,748)
Cost of locked-in capital	(6,711)	(4,843)
Value of in-force business(2)	$22,336	$22,953
Embedded value	$39,303	$40,790

(1)	The reported actuarial PfAD includes non-capitalized segregated fund margins.
(2)	The 2010 value of in-force Variable Annuity business is $2,755.

178	2010 Annual Report

The principal economic assumptions used in the embedded value calculations in 2010 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.25%	7.50%	8.25%	6.25%
Risk premium	4.0%	4.0%	5.0%	5.0%
Yield on Surplus Assets	4.50%	4.50%	4.50%	2.00%
Jurisdictional income tax rate	26%	35%	16.5%	36%
Foreign exchange rate	n/a	0.9946	0.1280	0.0123

Discount rates have been derived from government bond rates in the respective countries, plus risk premiums varying from four per cent to five per cent. Higher discount rates were used in some Asian businesses. The weighted average discount rate is 7.6 per cent.

Consistent with normal practice, the assumptions are updated each year to reflect prevailing market rates. The key assumption changes are summarized below:

Discount rates	2010	2009	Surplus yield	2010	2009	Exchange rates	2010	2009
Canada	7.25%	7.75%	Canada	4.50%	6.25%
U.S.	7.50%	8.00%	U.S.	4.50%	6.25%	U.S. dollar	0.9946	1.0466
Hong Kong	8.25%	8.50%	Hong Kong	4.50%	6.25%	Hong Kong dollar	0.1280	0.1350
Japan	6.25%	6.50%	Japan	2.00%	3.10%	Japanese yen	0.0123	0.0112

Embedded value has been calculated using the financial position of the Company as at September 30, 2010 projected to December 31, 2010, allowing for the actual change in key elements such as the market value of securities, new business contributions and in-force policy experience. The future stream of profits has been calculated on a Canadian GAAP basis in all countries using assumptions consistent with the best estimate assumptions used in the calculation of the actuarial liabilities. Future mortality improvements are recognized in best estimate assumptions on individual insurance business in North America. Assumed equity returns for projected fee income on segregated fund products are capped at the embedded value discount rates. The expected cost of segregated fund guarantees within the policy liabilities is determined using stochastic techniques. The Company’s target equity/debt structure has been utilized, which assumes that 25 per cent of the capital is in the form of debt.

2010 Annual Report	179

Board of Directors

Current as at March 15, 2011

“Director Since” refers to the year of first election to the Board of Directors of The Manufacturers Life Insurance Company.

Gail C.A. Cook-Bennett

Chair of the Board

Manulife Financial

Toronto, ON, Canada

Director Since: 1978

Linda B. Bammann

Corporate Director

Ocala, FL, U.S.A.

Director Since: 2009

Joseph P. Caron

President

Joseph Caron Incorporated

Vancouver, BC, Canada

Director Since: 2010

John M. Cassaday

President and Chief Executive Officer

Corus Entertainment Inc.

Toronto, ON, Canada

Director Since: 1993

Thomas P. d’Aquino

Chairman and Chief Executive

Intercounsel, Ltd.

Ottawa, ON, Canada

Director Since: 2005

Richard B. DeWolfe

Managing Partner

DeWolfe & Company, LLC

Milton, MA, U.S.A.

Director Since: 2004

Robert E. Dineen, Jr.

Attorney at Law

Sherman, CT, U.S.A.

Director Since: 1999

Pierre Y. Ducros

President

P. Ducros & Associates Inc.

Montreal, QC, Canada

Director Since: 1999

Donald A. Guloien

President and Chief Executive Officer

Manulife Financial

Toronto, ON, Canada

Director Since: 2009

Scott M. Hand

Executive Chairman of the Board

Royal Nickel Corporation

Toronto, ON, Canada

Director Since: 2007

Robert J. Harding, FCA

Chairman of the Board

Brookfield Infrastructure Global

Advisory Board

Toronto, ON, Canada

Director Since: 2008

Luther S. Helms

Managing Partner

Sonata Capital Group

Scottsdale, AZ, U.S.A.

Director Since: 2007

Donald R. Lindsay

President and Chief Executive Officer

Teck Resources Limited

Vancouver, BC Canada

Director Since: 2010

Lorna R. Marsden

President Emerita and Professor

York University

Toronto, ON, Canada

Director Since: 1995

John R. V. Palmer

Corporate Director

Toronto, ON, Canada

Director Since: 2009

Hugh W. Sloan, Jr. Chairman of the Board Spartan Motors, Inc. Bloomfield Village, MI, U.S.A. Director Since: 1985 Gordon G. Thiessen Corporate Director Ottawa, ON, Canada Director Since: 2002

180	2010 Annual Report

Company Officers

March 15, 2011

Executive Committee:

Donald A. Guloien

President and Chief Executive Officer

Michael W. Bell

Senior Executive Vice President and Chief Financial Officer

Jean-Paul (J-P.) Bisnaire

Senior Executive Vice President,

Corporate Development and

General Counsel

James R. Boyle Senior Executive Vice President, U.S. Division Robert A. Cook Senior Executive Vice President and General Manager, Asia Cindy L. Forbes Executive Vice President and Chief Actuary

Scott S. Hartz

Executive Vice President,

General Account Investments

Stephani E. Kingsmill

Executive Vice President,

Human Resources

Beverly S. Margolian

Executive Vice President and

Chief Risk Officer

Paul L. Rooney Senior Executive Vice President and General Manager, Canada Warren A. Thomson Senior Executive Vice President and Chief Investment Officer

Management Committee

(includes members of Executive Committee plus):

Kevin J.E. Adolphe

Executive Vice President and

Chief Operating Officer,

Investment Division

Craig R. Bromley

Executive Vice President and

General Manager, Japan

Richard J. Brunet

Executive Vice President,

Group Benefits

Jonathan Chiel

Executive Vice President and

General Counsel, John Hancock

Joseph M. Cooper

Executive Vice President.

Global Services and

Chief Information Officer

Marc Costantini

Executive Vice President,

John Hancock Annuities

Jean-Francois Courville

Executive Vice President and

Chief Executive Officer,

Manulife Asset Management

Simon R. Curtis

Executive Vice President,

Corporate Development

Michael J. Doughty

Executive Vice President,

Individual Insurance,

Canadian Division

Steven A. Finch

Executive Vice President,

John Hancock Life Insurance

J. Roy Firth

Executive Vice President,

Individual Wealth Management

James D. Gallagher

Executive Vice President,

Global Compliance

Philip J. Hampden-Smith

Executive Vice President and

General Manager, South East Asia Operations

Marianne Harrison

Executive Vice President and

General Manager, John Hancock Long Term Care

Michael E. Huddart

Executive Vice President and

General Manager, Hong Kong

Peter J. Levitt

Executive Vice President and

Treasurer

J. Alex F. Macdonald

Executive Vice President,

Canadian Investments and

Global Investment Strategy

Katherine M. MacMillan

Executive Vice President,

John Hancock Retirement Plan Services

Stephen R. McArthur

Executive Vice President and

General Manager, Reinsurance

Hugh C. McHaffie

Executive Vice President,

U.S. Wealth Management

Marc H. Sterling

Executive Vice President,

Regional Operations, Asia

Lynda D. Sullivan

Executive Vice President and Controller

D. Gregory Taylor

Executive Vice President,

Strategic Initiatives

Anthony R. Wilson-Smith

Senior Vice President, Public Affairs

2010 Annual Report	181

Office Listing

Corporate Headquarters

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416 926-3000

Canadian Division

Head Office

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: 519 747-7000

Group Benefits

380 Weber Street North

P.O. Box 1650

Waterloo, ON

Canada N2J 4V7

Tel: 1 800 268-6195

Group Retirement Solutions

25 Water Street

P.O. Box 396

Waterloo, ON

Canada N2J 4A9

Tel: 1 888 727-7766

Manulife Mutual Funds

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416 581-8300

1 800 363-6647

Manulife Bank of Canada

500 King Street North

Waterloo, ON

Canada N2J 4C6

Tel: 519 747-7000

Manulife Securities

1375 Kerns Road

Burlington, ON

Canada L7R 4X8

Tel: 905 331-9900

Affinity Markets

2 Queen Street East

Toronto, ON

Canada M5C 3G7

1 800 668-0195

U.S. Division

John Hancock Financial

Head Office and

U.S. Wealth Management

601 Congress Street

Boston MA 02210

U.S.A.

Tel: 617 663-3000

U.S. Insurance

197 Clarendon Street

Boston MA 02116

U.S.A.

Tel: 617 572-6000

Asia Division

Head Office

48/F., Manulife Plaza

33 Hysan Avenue

Causeway Bay

Hong Kong

Tel: +852 2510-5888

Japan

Manulife Life Insurance Company

4-34-1, Kokuryo-cho

Chofu-shi, Tokyo

Japan 182-8621

Tel: +81 4 2489-8080

Manulife Investments Japan Limited

15F Marunouchi Trust Tower North

1-8-1 Marunouchi, Chiyoda-ku

Tokyo, Japan 100-0005

Tel: +81 3 6267-1900

China

Manulife-Sinochem Life Insurance Co. Ltd.

6/F., Jin Mao Tower

88 Century Boulevard

Pudong New Area

Shanghai 200121

P.R. China

Tel: +86 21 5049-2288

Hong Kong

Manulife (International) Limited

22/F Manulife Financial Centre

223-231 Wai Yip Street

Kwun Tong, Kowloon

Hong Kong

Tel: +852 2510-5600

Manulife Provident Funds Trust Company Limited

22/F Manulife Financial Centre

223-231 Wai Yip Street

Kwun Tong, Kowloon

Hong Kong

Tel: +852 2510-5600

Indonesia

PT. Asuransi Jiwa Manulife Indonesia

3-17/F., South Tower,

Sampoerna Strategic Square

Jl. Jend. Sudirman Kav 45

Jakarta 12930

Indonesia

Tel: +62 21 2555-7788

Malaysia

Manulife Holdings Berhad

12/F., Menara Manulife RB

Jalan Gelenggang

Damansara Heights

50490 Kuala Lumpur

Tel: +60 3 2719-9228

Philippines

The Manufacturers Life Insurance Co. (Phils.), Inc.

LKG Tower

6801 Ayala Avenue

1226 Makati City

Philippines

Tel: +63 2 884-5433

Singapore

Manulife (Singapore) Pte Ltd.

491B River Valley Road

#07-00 Valley Point

Singapore 248373

Tel: +65 6737-1221

Taiwan

Manulife Taiwan

2/F., 89 Sungren Road

Taipei 110

Taiwan

Tel: +886 2 2757-5888

Thailand

Manulife Insurance (Thailand) Public Co. Ltd.

364/30 Sri Ayudhaya Road

Rajthevi, Bangkok 10400

Thailand

Tel: +66 2 246-7650

Vietnam

Manulife (Vietnam) Limited

Manulife Plaza

75 Hoang Van Thai Street

Tan Phu Ward, District 7

Ho Chi Minh City

Vietnam

Tel: +84 8 5416-6888

Reinsurance Division

Manulife Reinsurance

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416 926-3000

Manulife Reinsurance –

John Hancock Life Insurance Company U.S.A.

200 Berkeley Street, B-03

Boston, MA 02116

U.S.A.

Tel: 617 572-6000

Manufacturers P&C Limited

Manulife Place, Bishop’s Court Hill

Collymore Rock, St. Michael

Barbados, West Indies BB14004

Tel: +246 228-4910

Manulife Reinsurance Services GmbH

Theodor-Heuss-Ring 1

50668 Cologne, Germany

Tel: +49 221 973-1850

International Group Program

200 Berkeley Street, B-03

Boston, MA 02116

U.S.A.

Tel: 617 572-6000

International Group Program – Europe

John Hancock International Services S.A.

Avenue de Tervuren 270-272

B-1150 Brussels, Belgium

Tel: +32 02 775-2940

International Group Program – Asia

491B River Valley Road, #07-00

Singapore 248373

Tel: +65 6833-8996

International Group Program – Japan

2/F., Manulife Place Akasaka

2-21-25 Akasaka, Minato-ku

Tokyo 107-0052 Japan

Tel: +81 3 3589-5031

Investment Division

Manulife Asset Management Limited

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416 852-2204

Manulife Asset Management

(US) LLC

101 Huntington Avenue

Boston, MA 02199

U.S.A.

Tel: 617 375-1500

Manulife Asset Management (Asia),

a division of Manulife Asset Management (Hong Kong) Limited

47/F., Manulife Plaza

33 Hysan Avenue

Causeway Bay, Hong Kong

Tel: +852 2910-2600

Manulife Asset Management (Japan) Limited

15F Marunouchi Trust Tower North

1-8-1 Marunouchi, Chiyoda-ku

Tokyo, Japan 100-0005

Tel: +81 3 6267-1940

Manulife Asset Management (Europe) Limited

10 King William Street

London, EC4N 7TW

England, U.K.

Tel: +44 20 7256-3500

Manulife Capital

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 416 926-5727

Mortgage Division

200 Bloor Street East

Toronto, ON

Canada M4W 1E5

Tel: 1 800 286-1909 (Canada)

1 800 809-3082 (U.S.A.)

NAL Resources Management Limited

550 6th Avenue S.W.

Calgary, AB

Canada T2P 0S2

Tel: 403 294-3600

Real Estate Division

250 Bloor Street East

8th Floor

Toronto, ON

Canada M4W 1E5

Tel: 416 926-5500

Declaration Management & Research LLC

1800 Tysons Boulevard

Suite 200

McLean, VA 22102-4263

U.S.A.

Tel: 703 749-8200

Hancock Natural Resource Group

99 High Street, 26th Floor

Boston, MA 02110-2320

U.S.A.

Tel: 617 747-1600

182	2010 Annual Report

Glossary of Terms

Available-For-Sale (AFS) Financial Assets: Non-derivative financial assets that are designated as available-for-sale or that are not classified as loans and receivables, held-to maturity investments, or held for trading.

Accumulated Other Comprehensive Income (AOCI): A separate component of shareholders’ equity which includes net unrealized gains and losses on available-for-sale securities, net unrealized gains and losses on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses. These items have been recognized in comprehensive income, but excluded from net income.

Book Value per Share: Ratio obtained by dividing common shareholders’ equity by the number of common shares outstanding at the end of the period.

Cash Flow Hedges: A hedge of the exposure to variability in cash flows associated with a recognized asset or liability, a forecasted transaction or a foreign currency risk in an unrecognized firm commitment that is attributable to a particular risk and could affect reported net income.

Constant currency basis: Quarterly amounts stated on a constant currency basis are calculated using Q4 2009 rates as appropriate. Year-to-date amounts stated on a constant currency basis for earnings, sales and premiums and deposits are calculated using the prior year quarterly rates in effect for each respective quarter.

Corporate Owned Life Insurance (COLI): Life insurance purchased by organizations, predominantly to finance non-qualified executive deferred compensation plans.

Deferred Acquisition Costs (DAC): Costs directly attributable to the acquisition of new business, principally agents’ compensation, which are capitalized on the Company’s balance sheet and amortized into income over a specified period.

Embedded Value: is a measure of shareholders’ value embedded in the current balance sheet of the Company, excluding any value associated with future new business.

Guarantee Value – Typically within variable annuity products, the guarantee value refers to the level of the policyholder’s protected account balance which is unaffected by market fluctuations.

Hedging: is the practice of making an investment in a market or financial instrument for the purpose of offsetting or limiting potential losses from other investments or financial exposures.

Dynamic Hedging is a hedging technique which seeks to limit an investment’s market exposure by adjusting the hedge as the underlying security changes (hence, “dynamic”).

Macro hedging is an investment technique used to offset the risk of an entire portfolio of assets. A macro hedge reflects a more broad-brush approach which is not frequently adjusted to reflect market changes.

International Financial Reporting Standards (IFRS) refers to the international accounting standards that will be adopted in Canada, effective January 1, 2011; this is a change from Canadian Generally Accepted Accounting Principles (CGAAP).

Impaired Assets: Mortgages, bonds and other investment securities in default where there is no longer reasonable assurance of collection.

In-force: refers to the policies that are currently active.

Long-Term Care (LTC): Insurance coverage available on an individual or group basis to provide reimbursement for medical and other services to the chronically ill, disabled or mentally challenged.

Market Exposure refers to investments made in a particular type of security and/or market sector. Equity market exposure refers to exposure to public equity markets (including North American and International markets), while interest rate exposure refers to exposure to interest rates, including treasuries, corporate bonds, swaps etc.

Minimum Continuing Capital and Surplus Requirements (MCCSR): The ratio of the available capital of a life insurance company to its required capital, each as calculated under the Office of the Superintendent of Financial Institutions’ (OSFI) published guidelines.

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the period. NBEV is calculated as the present value of expected future earnings after the cost of capital on new business using future mortality, morbidity, policyholder behavior assumptions, expense and investment assumptions used in the pricing of the products sold. The investment assumptions for long duration products are based on the long-term investment assumptions typically determined during the annual planning cycle.

New Business Strain occurs because the initial expenses of writing an insurance policy will take place when the policy is written, and thus have an immediate negative impact on the Company’s financial position. Over the life of the contract, future income (premiums, investment income, etc.) is expected to repay this initial outlay.

Other than Temporary Impairment (OTTI) – write down that is used if the institution does not expect the fair value of the security to recover prior to its maturity or the expected time of sale.

Premiums and deposits is a measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Statement of Operations, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefit’s reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

2010 Annual Report	183

Policyholder experience: the actual cost in a reporting period from contingent events such as mortality, lapse and morbidity compared to the expected cost in that same reporting period using best estimate valuation assumptions.

Provisions for adverse deviation (PfAD): the amounts contained in the reserves that represent conservatism against potential future deterioration of expected assumptions. These Provisions for Adverse Deviation are released into income over time, and the release of these margins represents the future expected earnings stream.

Reserves: the amount of money set aside today, together with the expected future premiums and investment income, will be sufficient to provide for future expected policyholder obligations and expenses while also providing some conservatism in the assumptions. Expected assumptions are reviewed and updated annually.

Return on common shareholders’ equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) on AFS securities and on cash flow hedges.

Sales are measured according to product type.

■

Individual Insurance: New annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product e.g. travel insurance.

■	Group Insurance: Sales include new annualized premiums and ASO premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
■

Individual Wealth Management: All new deposits are reported as sales. This includes individual annuities, both fixed and variable; segregated fund products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

■

Group Pensions: New regular premiums reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division of or a new product to an existing client as well as increases in the contribution rate for an existing plan.

Total Capital: Capital funding that is both unsecured and permanent in nature. Comprises total equity (excluding AOCI on cash flow hedges), non-controlling interest in subsidiaries, liabilities for preferred shares and qualifying capital instruments. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.

Universal Life Insurance: A form of permanent life insurance with flexible premiums. The customer may vary the premium payment and death benefit within certain restrictions. The contract is credited with a rate of interest based on the return of a portfolio of assets held by the Company, possibly with a minimum rate guarantee, which may be reset periodically at the discretion of the Company.

Variable Annuity: Funds are invested in segregated funds (also called separate accounts in the U.S.) and the return to the contract holder fluctuates according to the earnings of the underlying investments. In some instances, guarantees are provided.

Variable Universal Life Insurance: A form of permanent life insurance with flexible premiums in which the cash value and possibly the death benefit of the policy fluctuate according to the investment performance of segregated funds (or separate accounts).

184	2010 Annual Report

Shareholder Information

MANULIFE FINANCIAL

CORPORATION HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone 416 926-3000

Fax: 416 926-5454

Web site: www.manulife.com

ANNUAL MEETING OF SHAREHOLDERS

Shareholders are invited to attend the

annual meeting of Manulife Financial

Corporation to be held on May 5, 2011

at 11:00 a.m. in the International Room

at 200 Bloor Street East, Toronto, ON,

Canada M4W 1E5

STOCK EXCHANGE LISTINGS

Manulife Financial Corporation’s common shares are listed on:

The Toronto Stock Exchange (MFC)

New York Stock Exchange (MFC)

The Stock Exchange of Hong Kong (00945)

Philippine Stock Exchange (MFC)

INVESTOR RELATIONS

Financial analysts, portfolio managers

and other investors requiring financial

information may contact our Investor

Relations Department or access our

Web site at www.manulife.com.

Fax: 416 926-6285

E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United

States, Hong Kong or the Philippines. If you

live outside one of these countries please

contact our Canadian Transfer Agent.

Direct Deposit Service

Shareholders resident in Canada, the United States and Hong Kong may have their
Manulife common share dividends deposited
directly into their bank account. To arrange for this service please contact our Transfer Agents.

Dividend Reinvestment Program

Canadian and U.S. resident common shareholders may purchase additional common shares without incurring brokerage or administrative fees by reinvesting their cash dividend through participation in Manulife’s Dividend Reinvestment and Share Purchase Programs. For more information please contact our stock transfer agents: in Canada - CIBC Mellon; in the United States - BNY Mellon Shareowner Services.

For other shareholder issues please contact Manulife’s Shareholder Services department by calling toll free (within North America)

to 1 800 795-9767, ext 221022; from

outside North America dial 416 926-3000,

ext 221022; via fax: 416 926-3503 or via

e-mail to shareholder_services @manulife.com

More Information

Information about Manulife Financial Corporation, including electronic versions of documents and share and dividend information is available at anytime online at

www.manulife.com

TRANSFER AGENTS

Canada

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station

Toronto, ON Canada M5C 2W9

Local: 416 643-6268

Toll Free: 1 800 783-9495

Fax: 1 877 713-9291

E-mail: inquiries@cibcmellon.com

Online: www.cibcmellon.com

CIBC Mellon offices are also located in Montreal, Halifax, Vancouver and Calgary.

United States

BNY Mellon Shareowner Services

480 Washington Blvd.

Jersey City, NJ 07310 USA

Or

P.O. Box 358015

Pittsburgh, PA 15252-8015 U.S.A.

Telephone: 1 800 249-7702

E-mail: shrrelations@bnymellon.com

Online: www.bnymellon.com/shareowner/equityaccess

Hong Kong

Registered Holders:

Computershare Hong Kong

Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East,

Wan Chai, Hong Kong

Telephone: 852 2862–8555

Ownership Statement Holders:

The Hongkong and Shanghai

Banking Corporation Limited

Sub-Custody and Clearing, Hong Kong Office GPO Box 64 Hong Kong

Telephone: 852 2288-8346

Philippines

The Hongkong and Shanghai

Banking Corporation Limited

HSBC Stock Transfer Unit

7th Floor, HSBC Centre

3058 Fifth Avenue West

Bonifacio Global City

Taguig City, 1634

Philippines

Telephone: PLDT 632 581-7595;

GLOBE 632 976-7595

AUDITORS

Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

DIVIDENDS
Common Share Dividends Paid for 2009 and 2010
	Record Date	Payment Date	Per Share Amount Canadian($)
Year 2010
Fourth Quarter	February 23, 2011	March 21, 2011	$0.13
Third Quarter	November 16, 2010	December 20, 2010	$0.13
Second Quarter	August 17, 2010	September 20, 2010	$0.13
First Quarter	May 18, 2010	June 21, 2010	$0.13

Year 2009
Fourth Quarter	February 24, 2010	March 19, 2010	$0.13
Third Quarter	November 17, 2009	December 21, 2009	$0.13
Second Quarter	August 18, 2009	September 21, 2009	$0.13
First Quarter	May 20, 2009	June 19, 2009	$0.26

Common and Preferred Share Dividend Dates in 2011*
* Dividends are not guaranteed and are subject to approval by the Board of Directors.

Record Date	Payment Date
Common and Preferred Shares	Common Shares	Preferred Shares
February 23, 2011	March 21, 2011	March 19, 2011
May 17, 2011	June 20, 2011	June 19, 2011
August 23, 2011	September 19, 2011	September 19, 2011
November 15, 2011	December 19, 2011	December 19, 2011

People deal with
people they trust.
Having stood solidly
behind our promises
for over 120 years,
you could say
we've earned the term trustworthy.

Sir John A. Macdonald,
Canada's first Prime Minister

Sir John A. Macdonald was Manulife's first President. His international vision and leadership lives on today as we work across Canada, the U.S. and Asia to earn the trust of our clients and policyholders by always delivering on our promises. During the recent economic crisis, Canada's financial system stood strong. We are proud to share in that success. We know that being trustworthy is what you expect – for your future.

To learn more, please go to www.manulife.com

strong reliable trustworthy forward-thinking

Manulife Financial

For your future℠

Manulife, Manulife Financial, the Manulife Financial For Your Future logo, the Block Design, the Four Cubes Design, and Strong Reliable Trustworthy Forward-thinking are trademarks of The Manufacturers Life Insurance Company and are used by it, and by its affiliates under license.

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